Form 20-F
period 2008-12-31
ANIMAS RESOURCES LTD
filed 2009-06-23
CIK 1423468

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended December 31, 2008

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 000-53294

Animas Resources Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

325 Howe Street, #410, Vancouver, British Columbia  Canada  V6C 1Z7

(Address of principal executive offices)

Winnie Wong: 604-687-6197; wwong@pacificopportunity.com; 325 Howe, #410, Vancouver, BC, Canada  V6C 1Z7

(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	27,358,752

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

Yes [X]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [X]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

Index to Exhibits on Page 69

#

ANIMAS RESOURCES LTD.

FORM 20-F ANNUAL REPORT

FISCAL 2008 ENDED DECEMBER 31, 2008

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	65
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	65
Item 15	Controls and Procedures	66
Item 16	Reserved	66
Item 16A	Audit Committee Financial Expert	66
Item 16B	Code of Ethics	66
Item 16C	Principal Accountant Fees and Services	66
Item 16D	Exemptions from the Listing Standards for Audit Committee	66
Item 16E	Purchases of Equity Securities by the Company and Affiliated Purchasers	66

Part III
Item 17	Financial Statements	68
Item 18	Financial Statements	68
Item 19	Exhibits	69

#

INTRODUCTION

Animas Resources Ltd. (“Animas” or the “Company”) was incorporated on June 29, 2006, under the British Columbia Business Corporations Act under the name “Deal Capital Ltd.”  On December 14, 2006, the Company completed its initial public offering and its common shares began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “DCP”.  The name was changed to Animas Resources Ltd. on July 10, 2007 and the trading symbol was changed to “ANI”.  Our principal corporate offices are located at 325 Howe Street, #410, Vancouver, British Columbia. Canada  V6C 1Z7; the Company’s telephone number is 604-687-6197.

BUSINESS OF ANIMAS RESOURCES LTD.

Animas Resources Ltd. is principally a natural resource company engaged in the acquisition and exploration of mineral properties.  Its primary property is the Santa Gertrudis Property in northern Mexico.

There are no known proven reserves of minerals on Animas’s property.  Animas does not have any commercially producing mines or sites, nor is Animas in the process of developing any commercial mines or sites.  Animas has not reported any revenue from operations since incorporation.  As such, Animas is defined as an “exploration-stage company”.  Animas is aware of the current conditions in the financial markets and has planned accordingly.  Animas’s current treasury and $2.15 million in working capital at March 31, 2009 will allow continuing exploration efforts and resource definition work throughout 2009.  If market conditions prevail or improve, Animas will make adjustments to budgets accordingly.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders.  We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

On 9/10/2007, the Company changed its fiscal yearend from July 31st to December 31st.

Accordingly, the selected financial data of the Company for Fiscal 2008 Ended 12/31/2008, the Five Months Ended 12/31/2007, and Fiscal 2007 ended 7/31/2007, was derived from the consolidated financial statements of the Company that were audited by DeVisser Gray LLP, independent Chartered Accountants, as indicated in their audit reports which are included elsewhere in this Annual Report.   The financial statements for Fiscal 2006 Ended 7/31/2006 were audited by DeVisser Gray LLP, independent Chartered Accountants, as indicated in their audit report which are not included in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The auditor’s conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The following table is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

#

Table No. 1
Selected Financial Data
	Year	Five Months	Year	Period
	Ended	Ended	Ended	Ended
	12/31/2008	12/31/2007	7/31/2007	7/31/2006
Canadian GAAP
Sales Revenue	$0	$0	$0	$0
Operating Income (Loss)	($1,662,520)	($109,613)	($182,488)	($1,870)
Net Income (Loss)	($1,162,520)	($109,613)	($182,488)	($1,870)
Basic/Diluted (Loss) Per Share	($0.06)	($0.01)	($0.06)	($0.00)
Dividends Per Share	$0	$0	$0	$0
Weighted Avg. Shares O/S	26,532,405	21,447,039	3,273,792	1,000,000
Period-End Shares O/S	27,358,752	24,343,507	21,134,000	1,000,000
Working Capital	$2,823,688	$6,543,518	$4,549,739	$98,130
Mineral Property Interests	$11,827,534	$6,432,526	$5,700,015	$0
ST Due to MetalQuest Minerals	$611,400	$491,000	$529,550	$0
LT Due to MetalQuest Minerals	$611,400	$982,000	$1,059,100	$0
Shareholder’s Equity	$14,077,701	$12,011,313	$9,190,654	$98,130
Total Assets	$15,416,952	$13,578,626	$10,899,729	$100,084
US GAAP
Net Income (Loss)(1)	($7,057,529)	($842,124)	($5,882,503)
Net Income (Loss) Per Share	($0.26)	($0.04)	($1.80)
Mineral Property Interests	$0	$0	$0
Shareholders’ Equity	$2,250,167	$5,578,787	$3,490,639
Total Assets	$3,589,418	$7,146,100	$5,199,714
(1) Cumulative Net Loss to 12/31/2008 under US GAAP was ($13,748,026).

#

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended August 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the previous six months are also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
May 2009		1.26	1.20	1.20
April 2009		1.19	1.10	1.11
March 2009		1.29	1.22	1.26
February 2009		1.27	1.22	1.27
January 2009		1.27	1.18	1.24
December 2008		1.30	1.20	1.22
Fiscal Year Ended 12/31/2008	1.07	1.30	0.97	1.22
Five Months Ended 12/31/2007	1.09	1.19	0.92	0.99
Fiscal Year Ended 7/31/2007	1.12	1.19	1.03	1.07
Fiscal Year Ended 7/31/2006	1.15	1.22	1.10	1.13

3.B.  Capitalization and Indebtedness

      --- Not Applicable ---

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

#

3.D.  RISK FACTORS

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

Animas Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  During Animas’s latest three months ended 3/31/2009, the Company’s net loss was ($535,903).  The Company’s accumulated deficit at 3/31/2009 was ($2,492,394).  The Company’s cash position was $2,582,328 and the Company’s working capital position was $2,150,250.  The Company is aware of the current conditions in the financial markets and has planned accordingly by reducing its operation costs, its holding costs on the properties and renegotiating with its option owners to defer the option payments.  The Company’s current treasury will allow continuing exploration efforts and resource definition work throughout 2009.  If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

Animas Has No Revenues from Operations and No Ongoing Mining Operations of Any Kind. The Chances of Animas Ever Reaching the Development Stage Are Remote.

The expenditures to be made by Animas in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Animas having to cease operations. If that were the case, investors would lose their entire investment in the Company.

Animas Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations.

The properties in which Animas has an interest or the concessions in which Animas has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If Animas does not ultimately find a body of ore, it would have to cease operations. If that were the case, investors would lose their entire investment in the Company.

Animas Has No Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. The sale of securities to the public results in dilution to existing shareholders.

None of Animas’s properties have advanced to the commercial production stage and Animas has no history of earnings or positive cash flow from operations. Animas does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to Animas has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.

As of 6/5/2009, Animas had 2,650,000 share purchase options outstanding and 9,045,082 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 34,147,971 (as of 6/5/2009) to 45,843,053.  This represents an increase of 34% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

#

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Animas’s Stockholders.

Because the success of Animas is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  As of 6/5/2009, there were 2,650,000 share purchase options outstanding, which, if exercised, would result in an additional 2,650,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Animas Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”).

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Animas Could Be In An Amount Great Enough to Force Animas to Cease Operations.

The current and anticipated future operations of Animas, including further exploration activities require permits from various Federal and State governmental authorities in Mexico.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Animas to cease operations.  If that were the case, investors would lose their entire investment in the Company.

The Shareholder Rights Plan May Discourage Certain Types of Take-over Bids and May Render More Difficult a Merger, Tender Offer, or Assumption of Control by the Holders of a Large Block of Securities of the Company or the Removal of Incumbent Management

The Company’s shareholder rights plan, as adopted by the Board of Directors and approved by the Shareholders at the Annual General Meeting held on 6/17/2008, may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire control of, Animas.  The shareholder rights plan could limit the price that investors might be willing to pay in the future for shares of our common shares.

#

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Animas and Shareholders Could Find It Difficult to Sell Their Stock.

Animas’s common shares are subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their common shares.

Animas is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Animas’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Animas’s growth will depend, on the efforts of its Senior Management, particularly its President/CEO/Director, Gregory E. McKelvey; its Chief Financial Officer, Winnie Wong; its VP Exploration, John R. Wilson; and its Board of Directors that includes Mark T. Brown, Gregory McKelvey, Dr. Hugh Miller, Bryan Morris and Donald Ranta.  Animas does not carry key-man insurance on any individuals.  Under the terms of management contracts: Mr. McKelvey is paid US$11,000 monthly; and Mr. Wilson is paid US$12,000 monthly.  Pacific Opportunity Capital, a private company controlled by Mark T. Brown, is paid for administrative and accounting services; during the Fiscal 2008 Ended 12/31/2008, POC was paid $135,000.

#

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Animas.  Animas is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  Two of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada and Mexico.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada or Mexico (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a “foreign private issuer”, Animas is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

The Company’s executive office is located at:

  325 Howe Street, Suite 410

  Vancouver, British Columbia, Canada  V6C 1Z7

Telephone: 604-687-6197

Facsimile: 604-688-3392

E-Mail: wwong@pacificopportunity.com

Website: www.animasresources.com

The contact person is: Ms. Winnie Wong, Chief Financial Officer.

The Company’s fiscal year ends December 31st.

The Company’s common shares trade on the TSX Venture Exchange in Canada under the symbol: “ANI”.

The authorized capital of the Company consists of an unlimited number of common shares without par value.  As of 12/31/2008, the end of the latest completed fiscal year, there were 27,358,752 common shares issued and outstanding.  On 6/5/2009, there were 34,147,971 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

#

History and Development of the Company

Incorporation, Corporate Changes, and Name Changes.  The Company was incorporated on 6/29/2006, under the British Columbia Business Corporations Act under the name “Deal Capital Ltd.”.  As a Capital Pool Company (“CPC”), the principal business of the Company was to complete a Qualifying Transaction (“QT”).  The QT was completed on 7/13/2007 with the completion of the below referenced acquisitions and financings.  The name was changed to “Animas Resources Ltd.” on 7/16/2007.

Initial Public Offering.  On 12/14/2006, the Company completed its initial public offering and its common shares began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “DCP.P”.  On 7/16/2007, the trading symbol was changed to “ANI”.

Acquisitions.  On 7/5/2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”), and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”).  Together, these companies control the Santa Gertrudis Gold Project in northern Mexico.

Financings.  The Company has financed its operations through funds raised in public/private placements of common shares, shares issued for property, and shares issued upon exercise of stock options and share purchase warrants.  Refer to ITEM #10.A.6 for additional information.

Fiscal Year / Period	Nature of Share Issuance	Number of Securities	Gross Amount
Three Months 3/31/2009	Property Acquisition (QT)	637,700	$318,850
	Property Options	182,065	$81,565
2008 Ended 12/31/2008	Property Acquisition (QT)	325,829	$509,475
	Property Options/NSR Payments/NSR	992,266	$530,423
	Exercise of Stock Options	45,000	$971,293
	Exercise of Warrants	1,331,193	$1,331,193
	Exercise of Agent/Finder Warrants	320,957	$176,526
2007 Ended 12/31/2007	Private Placements of Units	2,500,000	$2,500,000
	Exercise of Options/Warrants	687,768	$408,272
	Property Acquisition	21,739	$20,000
2007 Ended 7/31/2007	Initial Public Offering	1,500,000	$300,000
	Property Acquisition (QT)	5,250,000	$2,625,000
	Finder’s Fee	379,000	$189,500
	Private Placements of Units	12,400,000	$6,200,000
	Agent’s Commissions	455,000	$227,500
	Exercise of Options	150,000	$30,000
2006 Ended 7/31/2006	Private Placements of Shares	1,000,000	$100,000

Capital Expenditures

Fiscal Year / Period	Capital Expenditures	Purpose
Three Months 3/31/2009	$691,278	Property Exploration
2008 Ended 12/31/2008	$4,371,595	Property Exploration
	$27,450	Purchase of Equipment
2007 Ended 12/31/2007	$699,548	Property Exploration
	$18,420	Purchase of Equipment
2007 Ended 7/31/2007	$371,612	Property Exploration
	$892,079	Qualifying Transaction (net)

#

Plan Of Operations

Source of Funds for Fiscal 2009, Ending December 31st.  The Company’s primary source of funds since incorporation has been through the issuance of common shares.  At the end of Fiscal 2008, the Company had cash of $3.5 million; and as of 3/31/2009, the Company had cash of $2.6 million.  At 6/5/2009, outstanding share purchase warrants from previous financings, with exercise prices ranging from $0.55 to $1.50, if exercised, would raise an additional $8,526,508.  As of 6/5/2009, outstanding share purchase options with exercise prices ranging from $0.20 to $1.60, if exercised, would raise an additional $2,181,500.  There is no guarantee that the warrants or the options will be exercised.  The Company recently completed a private placement of $2,000,250.  Management believes that with the cash the Company currently has on hand and with the potential exercise of the share purchase options and share purchase warrants, the Company will be able to fund its expenditures through the end of Fiscal 2009.

Use of Funds for Fiscal 2009, Ending December 31st.  For Fiscal 2009, the Company estimates that it might expend $500,000 on general/administrative expenses.  During Fiscal 2009, the Company estimates that it might expend $1.5 million on property acquisition/exploration expenses, including property evaluation costs prior to acquisition.

Anticipated Changes to Facilities/Employees.  The Company anticipates no material changes to either facilities or employees in the near future.

United States vs. Foreign Sales

The Company has had no revenue since incorporation in June 2006.

4.B. BUSINESS OVERVIEW

Corporate Overview

The Company is a natural resource exploration company currently engaged in the acquisition and exploration of mineral properties in Mexico.

Its primary property is the Santa Gertrudis Gold Project in northern Mexico.  The Company acquired its primary property on July 5, 2007, with the Company’s acquisition of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”), and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”).  Together, these companies control the Santa Gertrudis Gold Project.

#

Expenditures on the Company’s properties are detailed below:

	July 31 2006	Expenditures for the Period	July 31 2007	Expenditures for the Period	December 31 2007	Expenditures for the Period	December 31 2008	Expenditures for the Period	March 31 2009
Santa Gertrudis Property
Acquisition costs	$nil	$5,407,041	$5,407,041	$nil	$5,407,041	$nil	$5,407,041	$nil	$5,407,041
Annual mining taxes	$nil	$38,181	$38,181	$25,559	$63,740	$229,757	$293,497	$165,318	$458,815
Assaying	$nil	$nil	$nil	$nil	$nil	$52,738	$52,738	$103,630	$156,368
Camp and general	$nil	$nil	$nil	$72,236	$72,236	$219,096	$291,332	$17,829	$309,161
Drilling	$nil	$nil	$nil	$nil	$nil	$908,876	$908,876	$nil	$908,876
Environmental costs	$nil	$2,409	$2,409	$nil	$2,409	$10,020	$12,429	$nil	$12,429
Field costs	$nil	$nil	$nil	$806	$806	$14,600	$15,406	$1,055	$16,461
Foreign value-added tax credit	$nil	$120,072	$120,072	$27,776	$147,848	$286,910	$434,758	$5,644	$440,402
Geology	$nil	$7,477	$7,477	$45,397	$52,874	$551,166	$604,040	$123,708	$727,748
Geophysical	$nil	$27,496	$27,496	$67,562	$95,058	$438,775	$533,833	$42,214	$576,047
Metallurgical consulting	$nil	$nil	$nil	$nil	$nil	$5,646	$5,646	$nil	$5,646
Net smelter royalty payments	$nil	$nil	$nil	$87,500	$87,500	$62,500	$150,000	$nil	$150,000
Office and administrative	$nil	$12,218	$12,218	$105,320	$117,538	$12,444	$129,982	$837	$130,819
Option payments	$nil	$61,061	$61,061	$147,440	$208,501	$1,237,342	$1,445,843	$81,565	$1,527,408
Resources calculation	$nil	$nil	$nil	$8,223	$8,223	$103,702	$111,925	$83,910	$195,835
Surface access fees	$nil	$nil	$nil	$nil	$nil	$84,934	$84,934	$36,875	$121,809
Travel	$nil	$nil	$nil	$33,738	$33,738	$256,647	$290,385	$42,774	$333,159
Wages	$nil	$nil	$nil	$110,954	$110,954	$664,863	$775,817	$163,183	$939,000
SANTA GERTRUDIS TOTAL	$nil	$5,675,955	$5,675,955	$732,511	$6,408,466	$5,410,016	$11,548,482	$868,542	$12,417,024

Bacanuchi Property
Assaying	$nil	$nil	$nil	$nil	$nil	$2,425	$2,425	$nil	$2,425
Geology	$nil	$nil	$nil	$nil	$nil	$21,008	$21,008	$nil	$21,008
Geophysical	$nil	$nil	$nil	$nil	$nil	$997	$997	$nil	$997
Mining property payments	$nil	$13,387	$13,387	$nil	$13,387	$nil	$13,387	$nil	$13,387
Office and administration	$nil	$nil	$nil	$nil	$nil	$387	$387	$nil	$387
Option Payments	$nil	$10,673	$10,673	$nil	$10,673	$200,000	$210,673	$nil	$210,673
Staking	$nil	$nil	$nil	$nil	$nil	$26,351	$26,351	$nil	$26,351
Travel	$nil	$nil	$nil	$nil	$nil	$3,824	$3,824	$nil	$3,824
BACANUCHI TOTAL	$nil	$24,060	$24,060	$nil	$24,060	$254,992	$279,052	$nil	$279,052

TOTAL	$nil	$5,700,015	$5,700,015	$732,511	$6,432,526	$5,395,008	$11,827,534	$868,542	$12,696,076

#

Corporate Activities

Fiscal 2009-To-Date:

Company forms Special Committee to evaluate business opportunities and potential production scenarios in the Santa Gertrudis property.

Company amends option agreement with Don Victor Juvera.

Company identifies three plus major thermal centers.

Company continues geological mapping and sampling, completing the initial NI 43-101 report and implementing cost saving measures while developing and implementing a new drill program to test the several large targets identified.

Company amends option agreement with Lopez-Limon.

Company amends the purchase agreement with MetalQuest by issuing 254,454 shares and postponing the payments.

Company sells Bacanuchi property and retains NPI.

Company completes a $2,000,250 non-brokered private placement.

Company announces new resource estimate of Cristina in the Santa Gertrudis property.

Fiscal 2008:

Company purchases three separate royalty agreements at Santa Gertrudis.

Company forms Geophysical Special Projects Group and adds field geologists.

Company acquires Shirley (Bacanuchi) Property in April 2008.

Company adds to Santa Teresa Mining District, including San Enrique and Greta Properties.

Company adopts Shareholder Rights Plan.

Company adds Board Member: Dr Hugh Miller.

Company continues exploration work on Santa Gertrudis property.

Completed 25 drill holes in 2008.

Company completes field mapping and sampling review on the Bacanuchi Property.

Company options concessions from Minera Lixivian, S.A. de C.V.

December 24, 2007

Company Closes $2.5 Million Financing / Bonus Pool Plan Amendment

The Company has now completed the non-brokered private placement for $2.5 million.  The offering consists of 2,500,000 units at $1.00 per unit.  Each unit comprises one common share and one-half of a non-transferable share purchase warrant.  A whole warrant may be exercised to purchase one additional common share of the Company at $1.50 per share, for a period of eighteen months from the private-placement closing date.  There were a total of 115 placees in the non-brokered private placement.

The Company received shareholder approval at its recent Annual General Meeting to amend the triggering events of the Bonus Pool Plan, as well as requiring the common shares issued under the Bonus Pool Plan to be subject to a pooling agreement which releases the Bonus Pool shares over a one year period.  The Bonus Pool Plan is designed to motivate and compensate the five members to maximize the resources at Santa Gertrudis and align the goals of the exploration team with best interests of the Company shareholders.  The text of the Bonus Pool Plan and the proposed amendments were fully described in the Company's Information Circular dated 11/2/2007.

November 28, 2007

Company Announces Financing

The Company has also arranged a non-brokered private placement of 1.5 million Units at $1.00 per Unit for gross proceeds of $1.5 million.  Each Unit is to comprise of one common share and one non-transferable warrant.  Each two warrants will entitle the holder to purchase one additional common share for a period of 18 months at a price of $1.50 per common share.  The financing proceeds will be used for acquisition payments, general corporate purposes, and drilling at the Santa Gertrudis property.

June 2006 Through January 2007

Incorporated in June 2006 as a Capital Pool Company, the Company spent the next seven months completing its initial public offering (December 2006) and searching for an acquisition that would meet the TSX Venture Exchange “qualifying transaction” qualifications.

#

Exploration and Property Activities

Fiscal 2008 Santa Gertrudis (“SG”) Property

Since the Company acquired and re-consolidated the Santa Teresa District’s SG Property and prospects within a 624 square kilometer land holding by owning the concessions directly or earn-in options, the Company implemented an exploration and drilling program that identified several substantial targets which may lead to discovery of previously unknown larger gold deposits.  Through its Mexican company Chuqui, the Company has secured all the necessary surface access agreements from the local community and ranchers, permitting the Company to complete geologic and geophysical surveys throughout the district.

Beginning with the initiation of land acquisition during the summer 2007, the Company created a digital database of the available data.  This ongoing endeavor includes extensive geological mapping, geochemical sampling, and geophysical surveys designed to identify new targets and defined possible feeder zones for the known gold deposits.  The Company completed approximately 128 line-miles of 100-meter pole-dipole Induced Polarization/Resistivity (IP/R) survey in the northern part of the district, with some detailed surveys in specific areas of interest, and covered about 30 square kilometers of reconnaissance Induced Polarization/Resistivity (RIP) in gravel covered areas in the western part of the district.  Extensive historic geophysical data (ground & airborne) was available, which is being reprocessed and integrated with the newly acquired geophysical database.

The Company also collected about 2,000 rock chip geochemical samples to augment the approximately 20,000 soil and 29,000 rock chips samples in the historic database.  All samples were analyzed for gold, and all of the Company’s samples and many of the historic samples have been analyzed for multi-element geochemistry.  The culmination of this initial program was the drilling of 25 holes (23 core and two reverse circulation) totaling 5,717.20 meters which were reported on in press releases issued on 3/18/2009, 3/2/2009, 2/23/ 2009, 1/23/2009, and 12/1/2008. (refer to Company website: www.animasresources.com or SEDAR www.sedar.com or the SEC EDGAR website (http://sec.gov/cgi-bin/browse-edgar?company=animas+resources&match=&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany).

All of this data is being incorporated into a district-wide interpretation that is being used to identify additional drill targets focused on larger gold deposits.  Presented here is the Company’s progress report and outline of important interpretations.

Geological mapping concentrated on evaluating previous surface work and filling in gaps in the database. Mapping, with supporting geochemical sampling, defined several structural zones within previously defined gold deposits.  These zones are identified by strongly elevated gold values and probably represent the gold-bearing channel-ways (“feeder zones”) where hydrothermal solutions brought gold into favorably prepared ground, depositing the metal in economically attractive concentrations.  These “feeder zones” may be traced down-dip and along strike to identify additional exploration targets.  Mapping also identified four large zones of hornfels (Amelia, Mirador, Enedina, and San Enrique) that contain gold mineralization.  These areas of hornfels (Thermal Centers) probably represent intrusive centers at depth that are attractive targets for large areas of gold mineralization that may be associated with porphyry intrusives, either with, or without, copper-molybdenum mineralization.

#

The extensive geochemistry from the property outlines an area of anomalous gold that is at least 18-kilometer long in a northwest-southeast direction and about six kilometers wide.  The width of the geochemical anomalies may be wider since there is post-mineralization gravel cover (alluvium) to the southwest and northeast.  Arsenic concentrations (>100ppm) are commonly associated with the gold anomalies, but with wider distribution.  There are several zones with associated anomalous, although more erratic, antimony, mercury, lead, and zinc.  This is a geochemical distribution pattern that is also evident in drill holes.  The wider distribution of pathfinder trace elements enhances the targeting.  A zone of anomalous arsenic, with associated trace elements, in favorable lithologic units and structural ground preparation may suggest that areas of gold concentration are near.  Many of these anomalies have not been drilled, or are insufficiently tested by drilling.

IP/R surveys identify subsurface anomalies that represent sulfide concentrations that may contain gold.  The four hornfels areas also contain IP/R anomalies.  There is also a substantial RIP anomaly below gravel cover in the western part of the district.  Three-dimensional interpretations of the geophysics are in progress to better define these anomalies, all of which represent interesting targets.

The 2008 drilling program was designed primarily to test: a) off-sets of mineralized areas within the known gold deposits, b) one deep test of the Mirador hornfels-IP/R anomaly, and c) two holes in gravel covered areas in the western part of the district at the Gravas target.  While all of the holes added substantially to the understanding of the geology and mineralization controls in the district several of the holes, as outlined below, encountered encouraging gold anomalies.  All of these data are being incorporated into the database and interpretations are in progress to identify additional targets.

The hole at Camello (ARCM-001) is an example of how a seemingly insignificant interval of gold can identify an important target (12/1/08 PR).  ARCM-001 encountered 3.5 meters that averages 0.550 gpt Au at the bottom of the hole (226.60 meters).  Mineralization is contained with carbonaceous-pyritic siltstone with an associated arsenic and zinc anomaly.  The hole is also at the margin of a large IP/R anomaly.  The implication is that the hole encountered the southwest margin of a much larger mineralized area that will require additional drilling to evaluate.  One historic hole drilled deep enough in the southwest area on the margin of this anomaly also encountered 19.5 meters of 1.45 gpt Au and ended in mineralization.  There are three smaller past producing pits on the margins of the anomaly and the Ruben pit that produced 6,418 ounces from rock that had an average grade of 3.85 gpt Au.

One Sta. Teresa hole (ARST-002) encountered 26.60 meters that averages 1.405 gpt Au starting at 90.20 meters, including an 8.15-meter interval of 3.88 gpt Au (2/23/09 PR).  Two holes in the Berta area encountered 8.50 meters each of 2.987 and 2.814 gpt Au (3/1/09 PR).  These three holes are sufficiently mineralized to require follow-up drilling.

One of the Gravas holes (ARGA-001) encountered anomalous gold (3.0 meters of 0.243 gpt Au) in a buried diorite intrusive with anomalous trace elements associated with a RIP anomaly under gravel cover (2/23/09 PR).  This clearly indicates that there are gravel covered gold systems in the district and the periphery of this gold bearing intrusive is considered a prospective area to host gold deposits.

#

While the 2008 drilling program did not produce what can be considered at this time a “discovery hole” for a new gold deposit, it did accomplish several important benchmarks.  Drilling around several gold deposits will assist in further defining the resources in the district.  Drilling identified several new targets and significantly expanded the exploration potential of the gravel-covered lands to the west.  The combination of mapping, geochemical re-interpretation, new geophysical surveys, incorporated with historic data, and the new drilling has defined targets that may lead to the discovery of large gold systems in the district.  These include the four thermal anomalous outlined above and the Camello, Sta. Teresa, and Berta targets.  Drilling under gravel cover at Gravas produced a strong indication that additional areas of gold mineralization may be buried in the alluvial covered areas of the district to the southwest and northeast.

Finally, the developing geological model is being verified by drilling, and will be used and improved during future exploration programs.  While much of the known gold mineralization is hosted in sedimentary rocks and have many features consistent with Carlin-like gold deposits, the weight of evidence indicates that they are in the distal part of a much larger system, or systems.

At this point there are several significant known geological features about the Santa Teresa District, including:

a.

Gold is hosted in most sedimentary rock types and persists over a large area not easily explained by one source or event.

b.

The known gold deposits and targets are geochemically zoned and help in identification of larger targets.

c.

Mapping complemented by geophysics identifies several large potentially mineralized centers.

d.

The bulk of major structure is pre-mineral, yet some post-mineral structure complicates the local details.

e.

Drilling provides direct evidence for major thermal centers as well as valuable details on the nature and controls of gold mineralization.

f.

Gold mineralization potential does extend under post-mineral alluvial cover.

g.

Mineral zoning from drilling and surface rock geochemistry provides evidence for larger systems and is complementary to the surface alteration, which has been shown to be directly associated with gold mineralization.

h.

At least four large (>3 square kilometers) identified zones of hydrothermal alteration represent potential centers of deeper, high-grade gold mineralization.

i.

Numerous untested gold (>0.1 ppm in soil and >1.0 ppm in rock) and trace element anomalies occur within an area of approximately 160 square kilometers (20-kilometers. by 8-kilometers).

There are several unknowns that will be need to be studied during future work in the Santa Teresa District, including:

a.

The age of major alteration events relative to the main stage of gold mineralization;

b.

Age of mineralization with respect to the several igneous intrusive events in the district; and

c.

And most importantly, the location of the major gold bearing systems.

#

Going forward, the exploration program will include:

a.

Continuing geological mapping and sampling in the southeastern portion of the district to identify larger target areas;

b.

Completing the re-interpretation of the geochemical and geophysical surveys to assist in project identification and drill hole selection;

c.

Completing the initial NI43-101 report that will contain new or updated resource estimates for several of the gold deposits;

d.

Implement cost saving measures that do not jeopardize advancing the program given the recent financial crisis around the globe and the Company’s primary goal of conserving cash; and

e.

Developing and implementing a new drill program to test the several large targets identified during the first phase of the Company’s exploration program.

On 10/15/2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two internal concessions in the Santa Teresa district.  These claims are within the productive northern part of the district with past production by a private Mexican company and are adjacent to the Amelia historic operations.  The total option payments include US$422,000 in cash and US$228,000 in common shares of the Company. US$165,000 was paid in cash and US$228,000 was issued in common shares as at 12/31/2008.  Subsequent to fiscal yearend, another US$165,000 was paid in cash.

Subsequent to fiscal 2008, the Company re-negotiated its option agreements with Don Victor and Lopez-Limon (see 4.D.  Property, Plant and Equipment).

The Bacanuchi Property

A comprehensive review of the geophysical data set by Chris S. Ludwig, geophysical consultant of Denver, Colorado, and in-field geological mapping by Dr. Dennis Cox and his team revealed five specific areas of potential geophysical anomalous responses.  While largely covered by post mineral gravel and volcanic cover, two areas have mineralization and alteration indicative of porphyry copper mineralization.  These targets lie within the same productive batholithic rocks that host the Cananea and the Maria producing copper mines.  The principal targets are well-defined magnetic “low” features that could well represent the hydrothermal destruction of magnetic minerals.  The property is located 25 kilometers northeast from the Company’s Santa Teresa District and 35 kilometers south of Cananea, a world-class porphyry copper deposit located 40 kilometers south of the US/Mexico border.

While it should be an inexpensive program to test for direct porphyry copper mineralization within the areas outlined, the Company intends to look for a partner to explore the Bacanuchi targets and earn-in on the project.

As of 12/31/2008, the Company had incurred a total of $279,052 for acquisition and exploration of the Bacanuchi property.

Subsequent to fiscal 2008, the Company sold its Bacanuchi Property for the reimbursement of the Company’s payments on the mining taxes in 2009, a future payment of US$1 million upon a feasibility study being completed and a 5% Net Profits Interest.

For detailed information on the results of the exploration program to date, see the various news releases on the Company’s website or on www.sedar.com.

#

FIVE MONTHS ENDED DECEMBER 2007

December 19, 2007

Animas Resources Identifies Six Large Areas to Prepare for Drill Testing

The Company’s technical team has initially identified six high-quality areas within the main Santa Gertrudis historic gold-producing part of the Santa Teresa mining district, each one of which appears to contain valid potential for multi-million ounce targets.  Animas Resources identified these areas by consolidating several past operators' data into a modern GIS data base system and through extensive work in the field.  These potentially could produce stand alone gold deposits and are characterized as follows:

a.

Corral-Sofia: A two-kilometer-long by 350-meter-wide, northwest alignment of known historic producing mines (Corral, Corral Northwest, Hilario, and Sofia) and listed historic resources, within one of the most favorable host rocks known in the district.  This project has very limited drilling outside of the immediate pit areas.  Induced Polarization (IP) anomalies, calcareous/carbonaceous sedimentary rocks that host known gold mineralization, and vertical mineralized structures ("feeder") within the known pits suggest that the area also may have excellent potential for deeper gold mineralization.  The Corral-Sofia project contains both targets for extensions of known deposits and targets between known deposits.

b.

El Toro-Agua Blanca: A 2.5-kilometer by 350-meter northwest alignment of past-producing mine for leach gold mines, non-43-101 compliant historic resources1, surface gold (rock and soil), with associated pathfinder trace elements and coincident IP anomalies along a major feeder-type structure cutting the most favorable host rocks.  There is only limited drilling between the historic mines.

c.

Berta NW: This area is anchored by ore grade intercepts under the former office and plant sites, is 3.5-kilometer-long by one-kilometer-wide, is a northwest-trending zone of very anomalous gold soil/rock geochemistry with highly anomalous As, Zinc, and Mo in soils, a distinct radiometric signature, and a major IP anomaly within a highly prospective stratigraphic sequence. Berta contains both extensions from known deposits type targets and more distal type targets.

d.

Amelia-Trinidad: A four-kilometer-long by 500-meter-wide east-west alignment of past producing deposits with corresponding rock and soil gold and trace element anomalies.  The zone of alteration extends well beyond the known deposits and there is only limited drilling between the Amelia and Trinidad deposits.  A northwest-trending zone that contains a historic gold mineralization, seven anomalous gold and locally coincident rock/soil geochemical anomalies, and a distinctive radiometric anomaly in a highly prospective stratigraphic sequence.  This zone parallels the main Amelia-Pirinola and Toro-Corral trends and may be a previously unrecognized mineral trend.  The Amelia-Trinidad project contains both extensions of known deposits type targets and distal type targets.

e.

Dora-Cristina: A four-kilometer-long by 400-meter alignment of high level gold deposits, IP anomalies, and surface rock and soil gold and trace element anomalies that extends north along strike and west under gravel cover, a major three line IP anomaly, and a well-defined, high-angle mineralized structure ("feeder") that may have excellent potential for controlling deep Au mineralization.  Dora contains both extensions of known deposits and distal type targets.

f.

Greta-Ontario: large area of gold mineralization within both favorable stratigraphy and major structures.  Greta-Ontario contains both extensions of known deposits type targets and distal type targets.

#

In addition to specific defined targets, each potentially large enough to add significant value for the Company, the team is working on concepts and ideas such as:

a.

Great circle anomaly: A three-kilometer-diameter circle defined by an apparent ring of historic oxidized gold mines and a distinct coincident deeper-seated magnetic anomaly.  Nine of the known historic mines are located along the margin of this circular feature and the main Berta target is located within the feature.  There is a two-line strong IP anomaly within the eastern portion of the zone (no IP lines to the west).  This target may be located over a mineralizing "source" intrusive as suggested by the airborne magnetic survey.  The area is being considered as one of potentially several source intrusive for the wide-spread gold mineralization in the Santa Gertrudis area.

b.

Christina Sag is a 2.5-kilometer circular topographic low with several gold deposits and target areas coincident with the topographic feature.  These include Cristiana soil geochemical anomalies including gold, molybdenum, and zinc.  And, a prominent magnetic edge shelf feature.  IP and magnetic anomalies exist along a northwest northeast fabric, circular low in EM, radiometric donut; all three are circular features.

c.

Espiritu is located on a north east structure and it consists of three-four-meter-wide vein zone of unknown dimensions of altered host rocks and strong soil and rock geochemistry.  The remaining portions of the district may well contain viable targets under post-mineral cover, within host lithologies not exposed at the surface, deep seated structures/feeder zones, and pre-mineralization structurally prepared areas. The size of this mineralized district offers potential beyond the six large targets identified and is being prepared for drill testing.

November 28, 2007

Company Options Additional Properties in the Santa Teresa Mining District

The Company has optioned additional property from two arms length parties in the Santa Teresa mining district.  These properties are strategic in relation to the Company’s past producing gold deposits and existing land package and are contiguous with, or in certain cases, surrounded by, the Santa Gertrudis Gold Project.  Under the Don Victor Option Agreement, on July 24, 2007, the Company signed an option agreement to purchase three mineral claims in the Santa Gertrudis Property by making $350,000 cash payments and $600,000 in share issuances over four years.

November 27, 2007

Company Signs Letter of Intent to Acquire the San Enrique and Greta Properties and Hires Qualified Person (QP)

The Company has signed a letter of intent to acquire the San Enrique and Greta Properties from MetalQuest Minerals Inc.  The San Enrique and Greta Properties are comprised of 8,500 hectares of the southern-most portion of the Santa Theresa mining district. These properties adjoin the Company's Santa Gertrudis Gold Project.

The Company hired Dr. Roger C. Steininger to be the Company's qualified person as defined by National Instument 43-101.  Dr. Roger C. Steininger has more then 40 years experience in metals exploration, development, and production geology.  Dr. Steininger worked for the Climax Molybdenum Company early in his career, followed by a position as Western Exploration Manager for Amselco Minerals.  During the past 20 years, Dr. Steininger has maintained a consulting practice focused in the Western Hemisphere. Dr. Steininger's strengths are in precious metals and porphyry geology.  He is credited with the discovery, or co-discovery, of several mineral deposits including the South Pipeline gold deposit in Central Nevada and the Long Valley gold deposit in California.

#

October 10, 2007

Company Engages Major Drilling of Mexico at Santa Gertrudis

The Company has engaged Major Drilling of Mexico to commence an 8,000-to-10,000-meter drilling campaign to begin in early 2008 to test the extensions of near-surface known-mineralization, higher-ranked near-surface targets under gravel cover, and targets identified by the in-depth review of existing data sets, focused geophysical surveys, and targets developed between known resource occurrences.  Major Drilling of Mexico is a subsidiary of Major Drilling Group International.

October 3, 2007

Property Efforts Through Summer 2007

During the last year, the Company consolidated the extensive Sonora Gold and Sonora Copper LLC holdings in the Santa Teresa mining district.  To date, the Company has recovered from older archives data on over 1,300 drill holes complete with assays and geology, a wide range of geophysical data including IP, airborne EM, Radiometrics, magnetics, and Aster imaging, an impressive inventory of Auto Cad drawings, and a wealth of Data Mine files.  This large amount of date is very useful in identifying the drill targets that are being prepared for the next level of potential resource estimations.

John Wilson (Vice President of Exploration), John Reynolds (who leads the geophysical team), and Alberto Navaro (out Mexican geological consultant), are in the field compiling and using the data to develop new targets.  New ideas have led to an in-depth review of the existing data from the geologic, geochemical, and geophysical data to both identify targets and better focus the anticipated geophysical and geochemical surveys planned for the fall, to be followed up by drill testing. A list of potential targets is being compiled.

Animas Resources has engaged Mine Development Associates ("MDA") of Reno, Nevada to assist the Company in the data verification and to continue resource estimates as the Company adds new information.  MDA was formed in 1987 as a full-service mine engineering company. Their staff and specialized associates offer an expanse of knowledge encompassing every aspect of mining, from original prospect through feasibility and project development and into production.

The former mine manager's staff housing are 90% renovated to accommodate the planned expanded geologic and geophysical crews slated to start in the fall.  Four of the six two-bedroom and three-bedroom houses will be ready for these crews.

Dr. Steve Reynolds of Arizona State University, and a master's student, Jeff Geier, have started focused field studies to define and understand the complex relationship of structure as related to gold mineralization.  To date, all the identifiable major structures appear to pre-date gold mineralization. Animas Resources anticipates these studies to lead to better and faster target identification.

Preliminary reviews of the historic blast hole grade information, rapid pit review, and visits by several gold experts, including Dr. Odin Christensen, Dr. Steven Reynolds, and Dr. Donald Ranta, appear to confirm the observations of VP John Wilson that the known gold mineralization is strongly controlled by major feeder-like through-going structures that may well expand the closer-to-surface potential for higher grade gold-bearing sulfide deposits and near-surface oxide deposits under post-mineral cover.

#

Strategic and tactical planning resulting from a comprehensive field review sets the plans and objectives to advance the +70 potential target areas being identified resulting from the use of the existing data to rank in seriatum order the best targets and focus field investigation to refine and define the best drill targets. 40% of the field effort is focused on expanding resources from the known occurrences, 40% on new targets between deposits and under shallow cover, and 20% on developing new targets within the district.

The Company, through its Mexican company Minera Chuqui, has also secured all the necessary surface access agreements from the local ejido and ranchers, permitting the Company to complete geologic and geophysical surveys throughout the district.

FISCAL 2007 ENDED JULY 2007

February 2007 Through July 2007

The Company signed its agreement to acquire the Santa Gertrudis Property in April 2007 and spent the next three months arranging financing, appointing senior personnel, advisors, and Directors, and contracting with mining industry contractors to perform exploration on the Property.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 500 sq. ft. at 410-325 Howe Street, Vancouver, British Columbia, Canada  V6C 1Z7.  The Company began occupying these facilities in December 2006.  Monthly rent is $750.

The Company is a natural resource exploration company currently engaged in the acquisition and exploration of mineral properties.  Its primary properties are the Santa Gertrudis Gold Project in northern Mexico; and the Shirley Property in northern Mexico.

Santa Gertrudis Property

Gold Exploration in Northern Mexico

Acquisition Details

On 7/5/2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”).  Together, these companies control the Santa Gertrudis Property and at the date of acquisition owned or had options to acquire an aggregate of 35 mineral claims.

#

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement.  A finder’s fee of 379,000 common shares was paid to Jeff Phillips, an arm’s length party for the acquisition of First Silver and Recursos; these shares have been escrowed and will be released from escrow as consideration is paid for the acquisition, subject to various conditions.  The Company will also make three additional payments of US$500,000 to the vendor, MetalQuest (formerly Sonora Gold Corporation), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.  On 3/27/2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to MetalQuest in shares and issued 153,295 common shares valued at $1.66 per share to MetalQuest for 50% of the current portion due. On 7/9/2008, the Company issued another 172,534 shares to pay for the remaining US$250,000.  As at 12/31/2008, the second anniversary payment of US$500,000 payment was reported as a current liability on the Company’s balance sheet, with the residual obligation, not due within one year, classified as non-current.  On 3/16/2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to MetalQuest in shares, and issued 637,700 common shares at $0.50 per share to MetalQuest for 50% of the current portion due.  The remaining US$250,000 will be paid on 7/5/2009, in cash or common shares at the Company’s discretion. Subsequent to fiscal 2008, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 to MetalQuest and postponing the payments as follows:

Amount in cash or common shares at the discretion of the Company (US$)
January 31, 2010	$250,000
July 31, 2010	250,000
January 31, 2011	250,000
Total	$750,000

The payments can be paid in cash or in common shares at the discretion of the Company with a minimum price and maximum price of $0.50 and $1.00 per share, respectively.

A finder’s fee of 379,000 common shares of the Company has also been paid to an arm’s length party for the acquisition of First Silver and Recursos.  These shares have been escrowed and will be released from escrow as consideration is paid for the acquisition, subject to various conditions.

To acquire Chuqui, the Company paid $200,000 in cash and issued 3,750,000 common shares, a portion of which is also subject to an escrow agreement.

Consideration for these acquisitions has been measured as equal to the total cash amounts paid and payable plus Company common shares issued at a value of $0.50 each, which was the price of the concurrent private placement financings completed as more fully described in ITEM #5.  The total consideration so determined of $5,315,395 was applied to these acquired companies’ working capital accounts at their carrying values, with the excess allocated to mineral property interests.

	First Silver	Recursos	Chuqui	TOTAL
Cash and cash equivalents	$18,133	$622	$1,411	$30,166
Amounts receivable	$77,244	$8,850	$49,486	$135,580
Mineral properties	$1,524,821	$1,610,725	$2,204,103	$5,159,649
TOTAL	$1,620,198	$1,620,197	$2,075,000	$5,315,395

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and options to purchase certain mineral claims.

Lopez-Limon Option Agreement. On 6/1/2007, the Company signed an option agreement to The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000	(paid in cash subsequent to 12/31/2008)
December 1, 2009	30,000
June 1, 2010	190,000
December 1, 2010	250,000
June 1, 2011	600,000
December 1, 2011	700,000
Total	$2,150,000

Don Victor Option Agreement.  On 7/14/2007, the Company signed an option agreement to purchase three mineral claims in the Santa Gertrudis Property by making the following cash and share payments; amended January 2009 to allow Company to make payments in cash or shares or any combination:

	Amount in Cash or Common Shares at the Company’s Discretion (US$)	Amount in Common Shares
At signing	$25,000 (Cash paid)	US$20,000 (issued)
July 24, 2008	$25,000 (Cash paid)	US$25,000 (issued)
January 24,2009	$65,000 (Shares issused subsequent to 12/31/208)
July 24, 2009	$77,500
January 24, 2010	$90,000
July 24, 2010	$100,000
January 24, 2011	$110,000
July 24, 2011	$127,500
January 24, 2012	$135,000
July 23, 2012	$150,000
TOTAL	$905,000	$45,000

Subsequent to 12/31/2008, the Company issued 182,065 common shares at $0.448 for the January 24, 2009 payment.

#

Albelais Varela Option Agreement.  On 8/13/2007, the Company signed an option agreement to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

Amount in Cash (US$)
August 13, 2007	$20,000 (paid)
August 13, 2008	$20,000 (paid)
February 13, 2009	$20,000 (paid subsequently)
August 13, 2009	$20,000
February 13, 2010	$20,000
August 13, 2010	$20,000
February 13, 2011	$20,000
August 13, 2011	$20,000
February 13, 2012	$20,000
August 13, 2012	$20,000
Final option payment	$20,000
TOTAL	$220,000

San Enrique and Greta Option.  MetalQuest, the vendor of First Silver and Recursos, has granted an option to Minera Teck Cominco, S.A. de C.V. (“MTC”) whereby MTC can earn up to a 70% interest in certain mineral claims contiguous to the Santa Gertrudis Property known as the San Enrique and Greta properties.  Under the terms of the QT, the Company has a right of first refusal option to purchase the San Enrique and Greta properties from MetalQuest by paying US$450,000 plus an additional US$20 per ounce over 45,000 ounces on the San Enrique and Greta properties that are reported in a NI43-101 compliant geological resource report and that are in the measured and indicated category using a 1.5 gram per tonne cut off.  The amount due to exercise the option can be paid in Company common shares at its election.  The Company’s option will be only for a period of 120 days from the day MTC terminates its pre-existing option with MetalQuest.  On 11/27/2007, after MTC terminated its pre-existing option with MetalQuest, the Company signed a letter of intent to acquire the San Enrique and Greta properties, subject to applicable due diligence. On 3/11/2008, the Company exercised its option and acquired San Enrique and Greta properties by issuing 307,429 common shares at a value of $1.44 per share.  No more payment is owed for the San Enrique and Greta property.

Minera Lixivian Option Agreement.  On 10/15/2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two concessions within the Santa Gertrudis Property by making the following cash and share payments:

	Amount in cash (US$)	Amount in common shares (US$)
October 15, 2008	$165,000 (paid)	$228,000 (issued)
April 15, 2009	$165,000 (paid subsequently)
October 15, 2009	$ 62,000
April 15, 2010	$ 30,000
Total	$422,000	$228,000

On 10/17/2008, the Company received final approval from the TSX Venture Exchange for this acquisition and issued 217,000 common shares at a value of $1.11 per share.

Net Smelter Royalty.  In 2007, the Company purchased all Net Smelter Royalties listed below by paying $87,500 cash and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008.  With these purchases, there are no remaining royalties on the Santa Gertrudis property.

a.

production royalties on the claims owned by First Silver equal to 2% of the Net Smelter Return.

b.

royalties on the claims owned by Recursos equal to US$0.10 for every ton of ore extracted until a maximum of US$2,000,000 is reached; and production royalties equal to 1% of the Net Smelter Return.

c.

Net Smelter Return is defined as the fair market value of all products less all costs, charges and expenses paid or incurred by the Company with respect to such products; including those incurred after such products leave the property.

Santa Gertrudis Property

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Figure 4.1

Santa Gertrudis Property Location Map

Figure 4.2

Santa Gertrudis Property Claim Map

#

Figure 4.3

Santa Gertrudis Property Total Drilling

Figure 4.4

Santa Gertrudis Property Thermal Zones

#

The Santa Gertrudis Property is situated in the Santa Teresa District, Cucurpe Municipality, in northeastern Sonora State, Mexico.  It is located 170 kilometers south of Tucson, Arizona, 180 kilometers north of Hermosillo, Mexico and 40 kilometers east of the town of Magdalena de Kino.

Access is via 39 kilometers of gravel road which branches off the paved Magdalena-Cucurpe Highway about 23 kilometers southeast of Magdalena de Kino. Ranch, exploration and ore haulage roads provide excellent access throughout the property.

The approximate co-ordinates of the center of the property are UTM system 543800mE and 3388300mN (Zone 12, NAD 27).

The Santa Gertrudis Property is located in the Basin and Range physiographic province, in an area characterized by wide, alluvium-filled basins and north-trending ranges.  Elevations on the property vary from 1200-meters to 1700-meters, with gently rolling topography in the south and more deeply incised topography in the north.  The climate is semi-arid desert with an annual rainfall of 28 centimeters.  Vegetation consists of grassland, various types of cacti, and scattered black oak, mesquite and other shrubs and bushes.  Pine trees locally grow at the higher elevations.  The primary utility of the land is grazing cattle.  The Santa Gertrudis Property experiences intense heat in the summer months and sharp chill and occasional snowstorms in the winter.  Months of aridity are separated by seasonal storms with wet seasons in late fall and summer.

The Santa Gertrudis Property consists of two claim blocks, comprising the main Santa Gertrudis and Amelia past producing areas and a second and third set of claims located two kilometers southeast and five kilometers south of the main block respectively.  At present the property consists of 50 claims covering 44,713 hectares.  The registered holder of the Santa Gertrudis claims is First Silver Reserve, S.A. de C.V., and the registered holder of the Roca Roja claims is Recursos Escondidos, S.A. do C.V., both of which are 100%-owned Mexican subsidiaries of the Company.

Under the Mexican Mining Law, the concession corners are marked by surveyed monuments.  The new Mining Regulations, signed in February 2005 and put into effect in January 2006, provide for all concessions to be valid for a period of 50 years.  Taxes, based on the surface area of the concession, are due in January and July.  The Company is current in payment of all these taxes.

The San Enrique and Greta properties include the Greta portion comprising 954 hectares located nine kilometers southeast of the main past-producing gold properties at Santa Gertrudis.  Several near-surface bulk tonnage potential gold occurrences were outlined by previous operators on the Greta property, including the La Gloria, Greta, Ontario, Tracy, and El Tigre.  The Greta property is also considered to have excellent potential for hosting deeper, high-grade Carlin-style mineralization due to the spatial coincidence of several favorable geological, structural, geochemical, and geophysical criteria, including:

a.

Proximal intrusive bodies, as indicated by the presence of aeromagnetic anomalies with coincident, regionally developed aureoles of quartz-pyrite hornfels, marble and skarn;

b.

Substantial thicknesses (>300 meters) of favorable stratigraphy;

c.

Clearly-defined, high-angle potential feeder structures that intersect the favorable stratigraphic units near the intrusive bodies;

d.

The presence of distal sedimentary rock-hosted, disseminated gold occurrences at the margins of the hornfels aureoles; and

e.

Strongly anomalous gold, arsenic, mercury, silver, and copper indicated by soil geochemistry.

#

Santa Gertrudis Property History

The Santa Gertrudis Property was discovered by Phelps Dodge in 1986 and advanced to open-pit, heap leach production in 1991.  Campbell purchased the property from Phelps Dodge in 1995 for $10 million.  From May 1991 to October 2000, the property produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne from a mine commissioned to start with 1.2 million ounces.  During the same period, the Amelia Mine, previously owned by an Australian company, produced over one million tonnes at 2.88g Au/tonne ounces of gold from the Amelia deposits directly north of the Campbell Resource's operations.  Campbell later ceased mining and processing activity due to low gold prices during the late 1990's and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to local Mexican contractors ("Lopez-Limon").

Recent transactions consolidated the concessions within the district thus allowing for a district-wide exploration program.  Other mineral properties that are part of the SG Property package include recently staked ground to the west, northwest and southeast of the SG Project's historic workings.

Past work on the properties is extensive and most documentation is available for the Company to build their gold discovery program.

The former owner of the Santa Gertrudis Property, MetalQuest Minerals Inc. (formerly Sonora Gold Corp.), acquired the Property on November 12, 2002; and carried out the following activities until selling the Property to the Company in mid-2007:

1.

Completed seven drill holes on selected targets (La Eme, Amelia #5, and Tascalito) in 2003 and 867 meters of follow up reverse circulation drilling at the La Eme prospect during 2004.

2.

Retrieved, compiled and inventoried all mine and exploration data.

3.

Instigated an environmental program to ensure compliance with Governmental requirements regarding past mining activities.

4.

Conducted a preliminary review of the historic resource inventory at Santa Gertrudis for possible resumption of mining operations.

5.

Engaged a general contractor for operations including an ore reserve study using GEMCON mining software and cost estimates.

6.

Conducted studies regarding processing equipment acquisition and costs and conducted specific metallurgical work.

7.

Made repairs to the main camp buildings and key operational structures.

8.

Initiated and completed an Environmental Impact Study.

9.

Opened a corporate office in Hermosillo, Mexico and retained new legal, accounting and land management services.  Discharged all land fees and taxes pertaining to the property.

10.

Established survey points and performed trenching and sampling in pit bottoms to provide input for GEMCON study.

11.

Negotiated and received surface access rights to the San Enrique claims a block of four claims covering 1800 hectares five kilometers southwest of the main Santa Gertrudis Property.

12.

Performed 5.5 kilometers of road building and completed 3,420 meters of trenching at San Enrique with back-hoe and bulldozers.  583 samples were taken from surface exposures and trenches and submitted for gold/silver and ICP analysis.  The 100-meter spacing soil sample survey at San Enrique was completed over the entire claim block with an additional 321 samples.

13.

Drilled 1995.6 meters of NQ core in 16 holes on San Enrique located on the basis of geological mapping and prospecting, soil and rock geochemistry, and airborne geophysical data interpretation. 1,434 core samples were submitted for assay.

14.

In conjunction with the San Enrique drill program, a percussion drill program was completed at the Ontario Zone comprised of 105 holes totaling 1,050 meters and 1050 samples submitted for assay.  Metallurgical testing on ore grade material was performed.

#

Shirley Property

Gold Exploration in Bacanuchi Area of Northern Mexico

The Company entered into a letter of intent dated 6/18/2007, with the owner of the Shirley Property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share.  $10,000 was advanced to the property owner for mining taxes.  The definitive purchase and sale agreement was completed in April 2008 and the title has been registered with the authorities in Mexico.  The TSX Venture Exchange approved this transaction on 7/12/2007; and the shares were issued on 4/11/2008.

The Shirley Property is 274 square kilometers in the Bacanuchi area in northern Sonora, Mexico.  The property covers a very impressive color anomaly likely caused by hydrothermal alteration and oxidization of sulfide minerals exposed to surface weathering.  The Bacanuchi area is known for its past copper, gold, and silver production from artesanal mines.  The CRM airborne magnetic dataset details the Bacanuchi area to be within the same productive batholithic rocks that hosts the Cananea and the Maria producing gold mines.  Additionally, there are several well-defined magnetic "low" features within the Bacanuchi magnetic dataset that could well represent the hydrothermal destruction of magnetic minerals.  The gold potential has never been assessed in light of modern exploration ideas and the porphyry copper potential may not have been completely evaluated by previous explorers.

The Shirley Property is located 25 kilometers northeast from the Company’s Santa Gertrudis Property and 35 kilometers south of Cananea, a large porphyry copper deposit owned by a third party located 40 kilometers south of the US/Mexico border.

The Shirley Property is within the highly productive Larimide trend of major copper deposits in northern Sonora and represents an opportunity for covered porphyry and base metal deposits.  This is a prospect that could generate interest from potential joint venture partners.  The Company geological team is very familiar with the project area.

The Company also received permission to utilize past geophysical data collected on the Shirley Property in the 1990’s when the prevailing copper prices where low.  Chris S. Ludwig, Consulting Geophysicist, has been engaged to handle the data review and recompilation. “The permission to use this historic geologic and geophysical data will greatly increase the speed in advancing the project to key decision points.” stated Gregory E. McKelvey, Company President/CEO.

Subsequently in April 2009, the Company sold the Bacanuchi property for the reimbursement of the Company’s payments on the mining taxes in 2009, a future payment of US$1 million upon a feasibility study being completed and a 5% Net Profits Interest.

#

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for Fiscal 2008 Ended 12/31/2008, the Five Months Ended 12/31/2007, Fiscal 2007 Ended 7/31/2007, and Fiscal 2006 Ended 7/31/2006 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended December 31 2008	Five Months Ended December 31 2007	Year Ended July 31 2007	Period Ended July 31 2006
Sales Revenue	$0	$0	$0	$0
Net Income (loss)	($1,662,520)	($109,613)	$182,488)	($1,870)
Basic and Diluted (loss) EPS	($0.06)	($0.01)	($0.06)	($0.00)
Wgt Avg # Shares Outstanding	26,532,405	21,447,039	3,273,792	1,000,000
Working Capital	$2,823,688	$6,543,518	$4,549,739	$98,130
Mineral Property Interests	$11,827,534	$6,432,526	$5,700,015	$0
Shareholders Equity	$14,077,701	$12,011,313	$9,190,654	$98,130
Total Assets	$15,416,952	$13,578,626	$10,899,729	$100,084

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008 Ended 12/31/2008	($440,377)	($290,457)	($274,693)	($656,993)
Five Months Ended 12/31/2007	n/a	n/a	($73,839)	($35,774)
Fiscal 2007 Ended 7/31/2007	($9,637)	($48,797)	($19,062)	($104,992)
Period Ended 7/31/2006	n/a	n/a	n/a	($1,870)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008 Ended 12/31/2008	($0.02)	($0.01)	($0.01)	($0.02)
Five Months Ended 12/31/2007	n/a	n/a	($0.00)	($0.00)
Fiscal 2007 Ended 7/31/2007	($0.01)	($0.03)	($0.01)	($0.02)
Period Ended 7/31/2006	n/a	n/a	n/a	($0.00)

Financings

On June 4, 2009, the Company completed a non-brokered private placement for gross proceeds of $2,000,250 by issuing 5,715,000 Units at $0.35 per Unit.  Each Unit comprised one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.60 per common share for the first twelve months and $0.75 per common share thereafter.

On December 21, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,500,000 by issuing 2,500,000 Units at $1.00 per Unit.  Each Unit comprised one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $1.50 per common share.

On May 9, 2007, the Company completed the brokered portion of the private placement related to completion of its Qualifying Transaction (“QT”) for gross proceeds of $3,250,000.  This financing was arranged by Pacific International Securities Inc. (the “Agent”) who acted as the Agent for the brokered private placement.  The Company issued 6,500,000 subscription receipts of the Company (the “Subscription Receipts”) at $0.50 per Subscription Receipt.

On May 12, 2007, the Company completed the non-brokered portion of the private placement for gross proceeds of $2,950,000 and issued 5,900,000 Subscription Receipts of the Company at $0.50 per Subscription Receipt.  The total gross proceeds for these two financings were $6.2 million and was released to the Company upon the completion of the QT.

The Subscription Receipts were converted into a unit (a “Unit”) upon the closing of the QT.  Each Unit consisted of one common share and one half of a transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one additional share for a period of 24 months at $1.00.  The four-month hold period on these Subscription Receipts began on the date that the financings closed and expired on 9/9/2007 and 9/12/2007.

As consideration for its services, the Agent received 455,000 Units as commission and was issued 650,000 agent’s warrants (the “Agent’s Warrants”) entitling the Agent to purchase 650,000 common shares at an exercise price of $0.55 per share until 7/5/2009, with a fair value of $62,353.

The Company also paid a finder’s fee to Leede Financial Markets Inc. (the “Finder”) of $28,000 in cash and 80,000 Finder’s warrants entitling the Finder to purchase 80,000 common shares at an exercise price of $0.55 per share until 7/5/2009, with a fair value of $7,674.  Another $23,413 was paid for other expenses related to the private placements.

On December 12, 2006, the Company closed its Initial Public Offering and the common shares of the Company began trading on the TSX Venture Exchange on 12/14/2006 under the symbol “DCP.P” as a Capital Pool Company.  The Company filed its final prospectus with the British Columbia and Alberta Securities Commissions on 10/27/2006, in order to offer to the public in British Columbia and Alberta a minimum of 1,500,000 common shares at a price of $0.20 per share for total gross proceeds of $300,000.

Under the TSX Venture Exchange’s Policy 2.4, a company with only minimal working capital is allowed to list on the Exchange for the purposes of negotiating an acquisition of, or the participation in, assets or businesses. Such companies are classified as a “Capital Pool Company”, or “CPC” and are governed by a specific set of rules and regulations.

The sole purpose of a CPC is to identify and evaluate existing businesses or assets for possible acquisition, which, if acquired, would provide the company with a full listing on the TSX-V.  The only business a CPC is allowed to conduct prior to its Initial Public Offering and listing on the TSX-V is to prepare for its offering.  This typically consists of raising a limited amount of seed capital, establishing a management team and board of directors, as well as hiring professionals to assist in the offering, including an auditor, legal counsel, and an agent for the Offering.

Leede Financial Markets Inc., the agent for the Company’s Initial Public Offering, was paid a corporate finance fee of $7,500 and a commission of $30,000 in cash and was issued 150,000 agent’s options with an exercise price of $0.20 per share, expiring on 12/14/2008, with a fair value of $18,977.  Another $18,183 was paid for other expenses related to the IPO. These expenses included legal fees, audit fees and printing.  In July 2007, the 150,000 agent’s options were exercised.

#

Change in Accounting Policy

On 1/1/2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections. There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

a.

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.

b.

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

c.

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard, the Company will be required to disclose the following:

1. qualitative information about its objectives, policies and processes for managing capital;

2.

summary quantitative data about what it manages as capital;

3.

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

4.

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

d.

Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

International Financial Reporting Standards

On 2/13/2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.  The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after 1/1/2011.  For PAE’s with a December 31st year-end, the first un-audited interim financial statements under IFRS will be the quarter ending 3/31/2011, with comparative financial information for the quarter ended 3/31/2010.  The first audited annual financial statements will be for the year ending 12/31/2011, with comparative financial information for the year ended 12/31/2010.  This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the 1/1/2010 opening balance sheet that will be issued as part of the comparative financial information in the 3/31/2011 un-audited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified.  Nonetheless, the Company has identified several areas relating to IFRS that could materially affect the Company:

a.

Impairment: Upon conversion to IFRS, an assessment of whether there is any impairment to mineral properties will have to be made.

b.

Mineral resources: At present, the issue of capitalizing exploration expenditures under GAAP appears to be acceptable under IFRS.

c.

Business combinations: The effect of IFRS on the Company’s present business combination is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.

d.

Foreign currency: The adoption of IFRS will involve the identification of a functional currency.  At present, it appears that the Canadian dollar is the Company’s functional currency and the Mexico peso is the subsidiaries’ functional currency.  Upon consolidation, the presentation currency will be that of the parent’s functional currency and therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation.  In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.

#

e.

Income taxes: Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

The majority of the Company’s audit committee are accounting professionals and have taken professional development courses relevant to IFRS conversion, and as such, do not need to be convinced or re-educated as to the specifics of IFRS conversion.  The Company’s staff, in conjunction with its CFO, have adequate resources with which to carry out the conversion, as well as to carry on the day-to-day operations of the Company.  The Company’s staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in 2009 and 2010, in anticipation of the preparation of the 1/1/2010 balance sheet that will be required for comparative purposes for all periods ending in 2011.

New Accounting Standards Not Yet Adopted: Goodwill and intangible assets

In February 2008, the CICA issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces CICA Handbook Section 3062, “Goodwill and Other Intangible Assets” as well as CICA Handbook Section 3450, “Research and Development”.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As this standard applies to interim and annual financial statements for fiscal years beginning on or after 10/1/2008, the Company will adopt this new standard effective 1/1/2009 (the first day of the Company’s 2009 fiscal year) retrospectively with a restatement of prior periods.  Implementation of this new standard is not expected to have a material impact on the Company’s financial statements and disclosures.

Internal Controls Over Financial Reporting

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended 12/31/2008.  Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

The internal controls have an inherit weakness in the area of management override and segregation of accounting duties, in that the accounting staff is small in number and it is not practical or cost effective to increase accounting personnel to enable the segregation of all accounting duties in a company of this size.

Expenditures on the Company’s properties are detailed below:

	July 31 2007	Expenditures for the Period	December 31 2007	Expenditures for the Period	December 31 2008
Santa Gertrudis Property	$5,675,955	$732,511	$6,408,466	$5,140,016	$11,548,482
Bacanuchi Property	$24,060	$nil	$24,060	$254,992	$279,052
TOTAL	$5,700,015	$732,511	$6,432,526	$5,395,008	$11,827,534

#

FISCAL 2008 ENDED 12/31/2008 versus FIVE MONTHS ENDED 12/31/2007

Results of Operations

The Company incurred a net loss of ($1,662,520) or ($0.06) per share in Fiscal 2008 Ended 12/31/2008; compared to a net loss of ($109,613) ($0.01 per share) for the five months ended 12/31/2007, and a net loss of ($182,488) ($0.06 per share) for the year ended 7/31/2007.

During Fiscal 2008, the Company incurred $1,512,812 in general and administrative expenses (five months ended 12/31/2007 = $278,438), of which $719,921 relates to non-cash stock-based compensation for options vested during the period (five months ended 12/31/2007 = $Nil).

During Fiscal 2008, the cash portion of the general and administrative expenses [$786,051] was for the operation of a public company with three Mexican subsidiaries.  The Company has been very active in its operations, including having offices in Vancouver, Canada and Hermosillo, Mexico.  In addition, the Company spent a total of $74,087 in corporate development and $154,706 in shareholders communication, updating the shareholders and potential investors on the activities of the Company.  The Company is committed to pay certain amounts for corporate development work until 7/5/2009 [refer to “Liquidity and Capital Resources”].

During the five months ended 12/31/2007, the Company incurred cash based general and administrative expenses of $277,287.  This amount was for five months only and if prorated to twelve months, the cash-based general and administrative expenses would amount to $665,489.  This prorate amount would be less than Fiscal 2008’s amount because during Fiscal 2008, the Company was more active in its corporate development activities advising shareholders and potential investors the activities and operations of the Company.

The Company had interest income of $184,983 during Fiscal 2008 (five months ended 12/31/2007 = $76,973) by investing funds from private placements in guaranteed income certificates issued by a Canadian chartered bank.  The Company also had a foreign exchange loss of ($334,691) during Fiscal 2008, the majority of which related to the valuation of amounts owed to MetalQuest Minerals Inc. (“MQ”) as of 12/31/2008.

Due to the recent drop in commodity prices, the Company completed an impairment analysis as at 12/31/2008 which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”. Management concluded that no impairment charge was required because:

a.

Remaining historic resources for the Santa Gertrudis property as recorded by Campbell Resources Inc. when production ceased in 2000 (Barrera, 11/10/2000) are non-NI 43-101 compliant.  They include 8.1 million tonnes averaging 0.94 g Au/tonne on the Lopez-Limon concessions, and 5.9 million tonnes averaging 1.71 g Au/tonne on First Silver’s and Recursos’s concessions.  These historic resources should not be relied upon as the estimates are not current and do not meet CIM definition standards;

b.

there have been no significant changes in the legal factors or climate that affects the value of the Santa Gertrudis property;

c.

all Santa Gertrudis property rights remain in good standing;

d.

there have been no significant changes in the projections for the Santa Gertrudis property;

e.

exploration results continue to be positive; and

f.

the Company intends to continue its exploration and development plans on its property.

#

Liquidity and Capital Resources

The Company’s working capital as at 12/31/2008 was $2,823,688 (12/31/2007 - $6,543,518).  Cash totaled $3,518,101 as at 12/31/2008, a decrease of $3,111,107 from $6,629,208 as at 12/31/2007.

The Company received a net of $1,898,219 from the exercise of agent’s and finder’s options, stock options and warrants and used $610,281 in its operating activities, including changes in working capital.  In addition, the Company spent $4,371,595 on the Santa Gertrudis and Bacanuchi mineral properties and $27,450 to purchase equipment.

As part of the acquisition of First Silver and Recursos, the Company is required to make three additional payments of US$500,000 each, in cash or common shares, at the option of the Company, on the first, second and third anniversary dates.  On 3/27/2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to MQ in shares and issued 153,295 common shares valued at $1.66 per share to MQ for 50% of the first payment of US$500,000.  On 7/9/2008, the Company issued another 172,534 shares to pay for the remaining US$250,000.  As at 12/31/2008, the second anniversary payment of US$500,000 payment was reported as a current liability on the Company’s balance sheet, with the residual obligation, not due with one year, classified as non-current.  Subsequently, on 3/16/2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to MQ in shares and issued 637,700 common shares at $0.50 per share to MQ for 50% of the current potion due.  The remaining US$250,000 will be paid on 7/5/2009, in cash or common shares at the Company’s discretion.

The Company is committed to pay US$15,000 each quarter to Global Development Marketing for corporate development work for twelve months from 7/6/2008 to 7/5/2009.

As of 6/5/2009, the Company has no other outstanding commitments.  The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury will allow continuing exploration efforts and resource definition work throughout 2009.  If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

During Fiscal 2008, the Company had the following property expenditures:

a.

Purchased the San Enrique and Greta properties for US$450,000 by issuing 307,429 common shares at $1.44 per share.

b.

Issued 50,000 common shares at a value of $1.25 per share to purchase the net smelter royalties.

c.

Made the June 2008 and December 2008 option payments totaling of US$225,000 to Lopez-Limon.

d.

Made the July 2008 US$50,000 option payment to Don Victor by paying US$25,000 in cash and issuing 17,837 common shares at $1.41 per share.

e.

Made the October 2008 option payment to Minera Lixivian by paying US$165,000 in cash and issuing 217,000 common shares at $1.11 per share.

f.

Issued 400,000 common shares at $0.50 per share for its property acquisition of the Bacanuchi property.

Cash used for Operating Activities during the Fiscal 2008 ended 12/31/2008 was ($610,281) including the net loss for the period of ($1,662,520).  Adjustments in the category of items not affecting cash for the fiscal year were amortization in the amount of $6,840; interest income accrued in the amount of ($4,634); stock-based compensation of $719,921, foreign exchange on long-term debt in the amount of $259,275; and changes in non-cash working capital items of $70,837.

#

THE FIVE MONTHS ENDED 12/31/2007 versus FISCAL 2007 ENDED 7/31/2007

Results of Operations

The Company incurred a net loss of ($109,613) or ($0.01) per share in the Five Months Ended 12/31/2007.

During the five months ended 12/31/2007, the Company incurred $278,438 in general and administrative expenses.  Since the completion of the qualifying transaction in early July 2007, the Company has been active in its operations.  As a result, the office expense increased to $69,199 during the shortened period.  The Company also spent a total of $61,127 in corporate development and shareholders communication, updating the shareholders and potential investors on the activities of the Company.

In addition, the Company incurred $88,255 in professional fees as the Company negotiated various option agreements, purchasing the net smelter royalty and exercising the option agreement on the San Enrique and Greta properties.

During the majority of Fiscal 2007 Ended 7/31/2007, the Company was a capital pool company with its principal business of completing a qualifying transaction.  Therefore, the Company capitalized the amounts directly related to the qualifying transaction to $247,392.  Excluding the $37,608 non-cash compensation for stock options granted and vested during the year, the Company had a net loss of ($144,880) due to: $23,430 wages and benefit paid to two officers in June 2007 in association with work performed on the Santa Gertrudis Property; $48,438 filing fees for listing on the TSX Venture Exchange; $29,859 professional fees for the legal and audit work of getting the Company listed on the TSX Venture Exchange on 12/14/2006; and $20,371 office expenses for twelve months of general and administrative costs.

Liquidity and Capital Resources

The Company reported working capital of $6,543,518 at 12/31/2007 compared to working capital of $4,549,739 at 7/31/2007.  The increase in working capital was the result of the fact that Animas raising equity capital.  At 12/31/2007, the Company had net cash on hand of $6,629,208 compared to $5,147,751 at 12/31/2007.  Financing for the Company’s operations was funded primarily from the sale of common stock as described above.

Current assets excluding cash at 12/31/2007 increased by $447,660, from $51,963 at 7/31/2007 to $499,623 at 12/31/2007.  The increase in current assets, excluding cash, is attributable to an increase in accounts receivable in the amount of $70,252; an increase in subscription receivable in the amount of $370,000 and an increase in prepaid expenses in the amount of $7,408.  Current liabilities at 12/31/2007 decreased by $64,662.  Accounts payable and accrued liabilities decreased by $26,112 as a result of the decrease in outstanding payables due to various vendors.  The current portion of due to MetalQuest Minerals Inc. decreased by $38,550 resulted in the fluctuation of the US dollar against the Canadian dollar.

During the twelve months ended 7/31/2007, an increase in amounts receivable of $14,188; an increase in prepaid expenses of $22,183 and an increase in accounts payable of $69,789 along with $144,880 used in operating expenses resulted in net cash used in operating activities of $111,462.  During the twelve months ended 7/31/2007, the Company utilized an aggregate of $371,612 of its cash to acquire various interests in resource properties and deferred exploration activities and paid $892,079 net for its qualifying transaction after raising a net of $6,422,904 through private placements.

Cash used for Operating Activities during the five months ended 12/31/2007 was ($340,847) including the net loss for the period of ($109,613).  The adjustments in the category of items not affecting cash for the fiscal year were amortization in the amount of $1,151; interest income accrued in the amount of $75,901; and, foreign exchange on long-term debt in the amount of $115,650.  During the five months ended 12/31/2007, the Company utilized an aggregate of $699,548 of its cash to acquire various interests in resource properties and deferred exploration activities and $18,420 to purchase equipment.  These expenditures are disclosed in ITEM #4.  The Company also raised a net of $2,540,272 from its private placement.

#

FISCAL 2007 ENDED 7/31/2007 versus PERIOD FROM 6/29/2006 INCORPORATION TO 7/31/2006

Results of Operations

The Company incurred losses of ($182,488)($0.06 per share) and ($1,870) ($0.00) per share respectively during Fiscal 2007 and for the period from incorporation on 6/29/2006 to 7/31/2006.

During Fiscal 2007, the Company had non-cash stock based compensation expenses of $37,608 being ascribed to the 250,000 options granted and vested to its directors upon the successful listing of the Company on the TSX Venture Exchange.  In addition, the Company incurred the following costs relating to obtaining a public listing on the TSX Venture Exchange, completing its qualifying transaction and being a publicly listed company: filing fees of $48,438; shareholders communication of $14,032; professional fees of $29,859; transfer agent fees of $9,873; corporate development expenses of $5,219; and, office expenses of $20,371. During the prior fiscal period, only $1,870 was expenses for professional fees incurred setting up the Company.

Liquidity and Capital Resources

The Company reported working capital of $4,549,739 at 7/31/2007 compared to working capital of $98,130 at 7/31/2006.  The increase in working capital was the result of the fact that Animas raised significant equity capital.  At 7/31/2007, the Company had net cash on hand of $5,147,751 compared to $100,000 at 7/31/2006.  Financing for the Company’s operations was funded primarily from the sale of common stock as described above.

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At 12/31/2008 and 12/31/2007, the Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has three written management agreements.  Refer to ITEM #6B “Written Management Agreements” for additional information.

The Company had no “hard” contractual property obligations at 6/5/2009.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.  As of 6/5/2009, under the terms of the Santa Gertrudis Property acquisition agreement, the Company is obligated to make the following expenditures and payments, in cash or common shares (US Dollars):

	Total	Less than One year	One to Three years	Three to Five years	More than Five years
Long-Term Debt Obligations (1)	US$750,000	US$250,000	US$500,000	Nil	Nil
Capital (Finance) Lease Obligations
Operating Lease Obligations
Purchase Obligations (2)	US$2,812,000	US$519,500	US$2,292,500	Nil	Nil

(1) Other long-term obligations reflected on the Balance Sheet.

(2) The Purchase Obligations are optional and not mandatory on the part of the Company.

    Full disclosure of this obligation is provided in ITEM #4B.

5.G.  Safe harbor.

No Disclosure Necessary

#

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

The following table lists, as of 6/5/2009, the Directors and Senior Management.

Table No. 3
Directors and Senior Management
Name	Age	Date First Elected or Appointed
Mark T. Brown, Director (1)	41	July 29, 2006
Gregory E. McKelvey President/CEO and Director (2)	65	July 10, 2007
Bryan Morris, Director (1)	70	July 10, 2007
Donald E. Ranta, Director (1)	66	July 10, 2007
Hugh Miller, Director	47	August 29, 2008
John R. Wilson, VP Exploration (3)	65	July 26, 2007
Winnie Wong, Chief Financial Officer (4)	34	July 5, 2007
(1) Member of Audit Committee.
(2) He spends full time on the affairs of the Company.
(3) He spends about 90% of his time on the affairs of the Company.
(4) She spends about approximately a fourth of her time on the affairs of the Company.

Mark T. Brown, Director of the Company, received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia.  He is currently President of Pacific Opportunity Capital Ltd., a private company that provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises.  Prior to joining Pacific Opportunity Capital Ltd., from 1994 to 1997, Mr. Brown was the controller of three companies: Eldorado Gold Corporation, Miramar Mining Corporation and Northern Orion Exploration Ltd.  Eldorado Gold Corporation is currently listed on the Toronto Stock Exchange and the American Stock and Options Exchange and Miramar Mining Corporation is listed on the Toronto Stock Exchange. Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers.  Since 2007, he has been CFO of Almaden Minerals Ltd.; since 2006, he has been CFO/Director of Fortune Valley Resources Inc.; since 2005, he has been a Director of Mediterranean Resources Ltd.; since 2005, he has been CFO/Director of Pitchstone Exploration Ltd.; since 2000, he has been a Director (former CFO) of Portal Resources Ltd.; since 1999, he has been CFO/Director (former President) of Rare Element Resources Ltd.; since 2006, he has been CFO of Rye Patch Gold Corp.; since 2001, he has been a Director of Strategem Capital Corporation; since 2000, he has been a Director (former President/CFO) of Sutter Gold Mining Inc.; since 2008, he has been the CEO/Director of Fox Resources Ltd.; and since 2008, he has been the CEO/Director of Everclear Capital Ltd.  From 2006 to July 2007, Mr. Brown was Chief Financial Officer/Corporate Secretary of the Company.

#

Gregory E. McKelvey, President/CEO and Director of the Company, has more than forty years of extensive, international experience in Latin America, Africa, and Europe in expanding responsibilities for significant mining companies such as Kennecott, Cominco, Homestake, and Phelps Dodge.  He also acts as an Adjunct Faculty member at the University of Arizona in their International Center for Mining Health, Safety and Environment and worked for the USGS in Latin America.  He has also consulted for Codelco, Phelps Dodge, Newmont Mining, Gerald Metals and Quadra Mining.  Mr. McKelvey has successfully directed and led innovative exploration efforts, resulting in the discovery and identification of several major ore deposits.  He participated in or led the teams that discovered Sossego (Cu/Au) in Brazil; Sheep Creek (Zn, Cu, Co) in Montana; Spar Lake–Cabinet Mts. (Cu, Ag) in Montana; Sechura, (P2O5) in Peru; extensions of the Punta de Cobre (Cu/Au) deposits in Chile; extensions of ore at Chino (Cu) in New Mexico; the Codelco IOCG discovery in Brazil, and the recent new porphyry copper center at Sierra Gorda in Chile.   As the former VP-Exploration Latin America for Phelps Dodge, Mr. McKelvey leads the company including the formulation and implementation for the strategic and tactical exploration plans for the company.  From April 2001 to May 2005, he was Managing partner of Global Mine Discovery Partnership LLC and from April 2005 to May 2007, he was a geologic consultant for Quadra Mining, Newmont Gold, Gerald Minerals and Phelps Dodge.  Since February 2008, he has been a Director of Rare Element Resources Ltd. and since January 2008, he has been a Director of Everclear Capital Ltd.

Bryan Morris, Director of the Company, until his retirement in August 2003, Mr. Morris worked for Teck Cominco Limited as Vice President, Business Development and was responsible for identifying, evaluating and negotiating acquisitions, primarily in the zinc business.  Prior to that appointment he had been Vice President, Finance and Director of Cominco Resources International Ltd., the listed international exploration arm of Cominco Ltd., and had held senior positions in Cominco¹s finance organization.  During his career with Teck Cominco he also served as a director of several subsidiaries and associated companies.  Between 1965 and 1974, Mr. Morris worked in Peru for Cerro de Pasco Corporation and Centromin.  He is a Fellow of The Chartered Institute of Management Accountants (UK).  Since July 2005, he has been Director of Andean American Mining Corp.; since July 2006, Director of Sinchao Metals Corp.; since February 2004, Director of Inca Pacific Resources Inc.; since August 2004, a Director of Mediterranean Resources Ltd.; and since July 2007, Director of Zazu Metals Corporation.

Donald Ranta, Director of the Company, is an exploration and development mining executive, experienced in planning, implementing and directing successful exploration and acquisition programs throughout North America, South America, Africa and other international locations.  He has extensive experience in generative exploration, project exploration and appraisal, geologic-engineering, economic evaluation, and strategic and business planning.  His exploration teams were responsible for the discovery of many of the Santa Gertrudis gold deposits in Sonora, Mexico.  In addition, he is a former President and Board member of Society for Mining, Metallurgy and Exploration, Inc. and the current Vice President-Finance and a Board member of American Institute of Mining, Metallurgical and Petroleum Engineers.  He holds geological engineering degrees from the University of Minnesota (BS), University of Nevada (MS), and the Colorado Scool of Mines (PhD).  Since October 2007, he has been a Director of Rare Element Resources Ltd. and since January 2008, he has been a Director of Everclear Capital Ltd.

#

Hugh Miller, Director of the Company, is an Associate Professor in the Mining Engineering Department at the Colorado School of Mines, and has a long history of working with mining and exploration companies.  Before joining CSM in 2005, he spent 6 years teaching at the University of Arizona and was the Director of the San Xavier Mining Laboratory and Co-Director of the International Center for Mine Health, Safety, and Environment.  Prior to entering academia, Dr. Miller worked 13 years for several mining and engineering companies, including 5 years as Director of Operations for International Engineering Technology, Inc. Dr. Miller consults, teaches courses and conducts research in a variety of specialized areas, including project feasibility/valuation, mine design and operations and occupational health and safety. He has also served on the boards of several companies and professional organizations. He regularly consults in the economic and technical evaluation of mining properties and mineral resources.  Dr. Miller received his undergraduate and graduate degrees from the Colorado School of Mines.

John R. Wilson, VP Exploration of the Company, has over thirty-five years of experience in all aspects of base and precious metals exploration, discovery, reserve definition and mine development.  During his career, he has been involved in significant discoveries in Brazil, Nevada and Peru.  He has also done detailed evaluations of numerous deposits and prospect types in varying geological terrains throughout the western U.S., Russia, Chile, Peru, Brazil, Mexico, Central America and Asia.  He has worked for Codelco Corporation, Fortress Minerals Company, Cyprus Minerals Company, Amoco Minerals Company, AMAX Mining Corporation and Essex International, and his levels of responsibility have ranged from initial prospect evaluation, design and management of regional exploration programs in various worldwide locations, deposit/resource modeling and development programs.  Mr. Wilson has a strong field orientation, excellent managerial skills and a proven record of discovery.  His successful track record includes: the initial field and resource evaluation of the Kubaka gold deposit (2+MM ounces Au) in the Magadan region of the Russian Far East which Cyprus subsequently acquired and developed; the design, management and participation in the exploration program that led to the discovery of the Cerro Negro oxide copper deposit in the Cerro Verde district of southern Peru (80MM tonnes @0.65% CuT); the design and management of Cyprus' first reserve/engineering drilling program at the El Abra porphyry copper deposit in northern Chile; the design and supervision of the exploration drilling program that resulted in the reserve delineation of 10+ MM tons averaging 0.35 percent CuT (as oxide) and 0.035opt Au in the Cuervo (Sul) deposit in south-central Nevada; and participation in the Codelco exploration program in the Carajas region of Brazil which resulted in the discovery of the Boa Esperanza IOCG deposit (80MM tones at 1.1 percent Cu-Co equivalent).  Mr. Wilson is credited as the co-discoverer of the Boa Esperanza.  From 2005 to 2007, he was a full-time consultant for Codelco in Mexico.  Mr. Wilson has been VP Exploration for the Company since August 2007.

Winnie Wong, Chief Financial Officer and Corporate Secretary of the Company, received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  She is currently Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  Prior to joining Pacific Opportunity Capital Ltd., Ms. Wong was the controller of Pivotal Corporation a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies such as Apoquindo Minerals Inc. (since April 2007), Mediterranean Resources Ltd. (since August 2005), Strategem Capital Corporation (since May 2005), Rare Element Resources Ltd. (since July 2003), and Fox Resources Ltd. (since June 2008).  She is also a Director of Everclear Capital Ltd. (since January 2008).  From 2006 to July 2007, she was President/CEO of the Company.

#

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Incorporation of the Company.  Their functions within the Company are detailed in ITEM #1.A.1.

The Senior Management serves at the pleasure of the Board of Directors.  Their functions within the Company are detailed in ITEM #1.A.2.

The Board has adopted a written “Corporate Governance and Policies” which include various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

During the last five years, except for the following, no Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Bryan Morris is a director of Mediterranean Resources Ltd. (“MNR”).  On April 19, 2005, MNR was cease-traded as a result of the failure to file its consolidated financial statements for the year ended December 31, 2004 on time.  This was due primarily to the inability to obtain financial results from the Company’s Peruvian subsidiaries, which had ceased active operations and closed their Peruvian offices as of July 1, 2004.  On July 21, 2005, the British Columbia, Alberta and Manitoba Securities Commissions revoked the cease trade order.  The cease trade order was subsequently revoked by the Ontario Securities Commission on August 17, 2005.

In addition, Bryan Morris is a director of Andean American Mining Corp. (“AAM”).  AAM was cease traded by the British Columbia Securities Commission on August 2, 2007 due to inadequacies in a NI 43-101 technical report. The cease trade order was subsequently revoked by the British Columbia Securities Commission on October 22, 2007 following AAM’s filing of the technical report.

There are no family relationships between any two or more Directors or Senior Management.  There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

#

6.B.  Compensation

Director Compensation

The Company has no formal written program for compensating Directors for their service as directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2008, 375,000 stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2008, Five Months Ended 12/31/2007, and Fiscal 2007 Ended 7/31/2007 for each Director.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2008 Ended 12/31/2008 was $366,557.  The following table details compensation paid/accrued for Fiscal 2008 Ended 12/31/2008 for the Senior Management and Directors.

Table No. 4

Senior Management/Directors

Summary Compensation Table

Name and principal position	Year	Salary	Share-based awards	Option-based awards(2)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
Gregory E. McKelvey Chief Executive Officer	2008	$165,248(1)	NA	$57,000	NA	NA	NA	$12,964(3)	$235,212
Winnie Wong Chief Financial Officer	2008	NA	NA	$14,250	NA	NA	NA	NA	$14,250
John R. Wilson Vice President of Exploration	2008	$169,221(1)	NA	$38,000	NA	NA	NA	$19,124(3)	$226,345

1.

Mr. McKelvey received a monthly amount of US$13,000 from January 2008 to December 2008 while Mr. Wilson received US$10,000 in January 2008, then increased to US$11,000 per month from February 2008 to April 2008 and then to US$14,500 per month from May 2008 to December 2008.

2.

The fair value of option-based awards which are vested during 2008 is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options.  The options granted to the named executive officers are vested as follows:  25% vested six months after the date of grant; 25% vested nine months after the date of grant and the remaining 50% vested twelve months after the date of grant.

3.

Health benefits.

4

During the named executive officer’s employment, the Company reimburses the named executive officer for all travel and other expenses actually, properly and necessarily incurred by the named executive officer in connection with the named executive officer’s duties in accordance with the policies set from time to time by the Company, in its sole discretion.  The named executive officer is required to furnish such receipts, vouchers or other evidence as are required by the Company to substantiate such expenses.

#

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2008, the most recently completed fiscal year; there were 1,705,000 stock options outstanding.  During Fiscal 2008, 995,000 stock options were granted to Senior Management, Directors, and employees/ consultants.  25% of all stock options are vested after six months; 25% are then vested after nine months and the remaining 50% are vested after one year.  During Fiscal 2008, no SARs (stock appreciation rights) were granted.  During Fiscal 2008: 45,000 stock options were exercised, 5,000 stock options were cancelled, and none were re-priced.

The following table sets forth the outstanding share-based awards and option-based awards held by the named Executive Officers of the Company at the end of the most recently completed financial year:

Table No. 5A

Outstanding Share-Based Awards and Option-Based Awards Option-based Awards

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)
Gregory E. McKelvey Chief Executive Officer	300,000 125,000	$0.50 $1.40	07/12/2012 06/17/2013	$15,000 $nil
Winnie Wong Chief Financial Officer	65,000 75,000 75,000	$0.20 $0.50 $1.40	12/14/2011 07/12/2012 06/17/2013	$22,750 $3,750 $nil
John R. Wilson VP of Exploration	200,000 100,000	$0.50 $1.40	07/12/2012 06/17/2013	$10,000 $nil
(1) The market price for the Company’s common shares on December 31, 2008 was $0.55. No value has been given to unexercised options that were out of the money on December 31, 2008.

The following table sets forth the outstanding share-based awards and option-based awards held by the directors of the Company at the end of the most recently completed financial year:

Table No. 5B

Outstanding Share-Based Awards and Option-Based Awards Option-based Awards

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)
Bryan Morris	100,000 50,000	$0.50 $1.40	07/12/2012 06/17/2013	$5,000 $nil
Donald E. Ranta	100,000 50,000	$0.50 $1.40	07/12/2012 06/17/2013	$5,000 $nil
Mark T. Brown	65,000 100,000 50,000	$0.20 $0.50 $1.40	12/14/2011 07/12/2012 06/17/2013	$22,750 $5,000 $nil
Hugh Miller	25,000 100,000	$0.50 $1.35	07/12/2012 09/05/2013	$5,000 $nil
(1) The market price for the Company’s common shares on December 31, 2008 was $0.55. No value has been given to unexercised options that were out of the money on December 31, 2008.

#

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Table 6A

Value Vested or Earned for Incentive Plan Awards

during the Most Recently Completed Financial Year

Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year Name	Option-based awards - Value vested during the year (1)	Share-based awards –Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gregory E. McKelvey Chief Executive Officer	$309,750	N/A	N/A
Winnie Wong Chief Financial Officer	$77,438	N/A	N/A
John R. Wilson VP of Exploration	$206,500	N/A	N/A

(1) The options granted to the Named Executive Officers were vested as follows: 25% vested six months after the date of grant; 25% vested nine months after the date of grant and the remaining 50% vested twelve months after the date of grant.  The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date is calculated by determining the difference between the market price of the underlying securities on the date of vest and the exercise price of the options under the option-based award multiply by the number of options vested on the vesting date.

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

Table 6B

Value Vested or Earned for Incentive Plan Awards

during the Most Recently Completed Financial Year

Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year Name	Option-based awards - Value vested during the year (1)	Share-based awards –Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Bryan Morris	$103,250	N/A	N/A
Donald E. Ranta	$103,250	N/A	N/A
Mark T. Brown	$103,250	N/A	N/A
Hugh Miller	$25,813	N/A	N/A

(1) The options granted to the Named Executive Officers were vested as follows: 25% vested six months after the date of grant; 25% vested nine months after the date of grant and the remaining 50% vested twelve months after the date of grant.  The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date is calculated by determining the difference between the market price of the underlying securities on the date of vest and the exercise price of the options under the option-based award multiply by the number of options vested on the vesting date.

#

Stock Options

The Company may grant stock options to Directors, Senior Management, employees, and consultants. 995,000 stock options were granted during Fiscal 2008, 45,000 stock options were exercised, and 5,000 stock options were cancelled during Fiscal 2008.  Refer to ITEM #6.E., "Share Ownership" and Table No. 4/5/6/7/8 for information about stock options.

Change of Control Remuneration

In the event that the consulting agreement with Gregory E. McKelvey is terminated without cause by the Company, the Company is obligated to pay a termination fee in the amount of six times the monthly amount paid to Mr. McKelvey.  Other than described herein and in ITEM #6, “Written Management Agreements” below, the Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management in Fiscal 2009 to compensate such Senior Management in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

In addition, pursuant to the Company’s Performance Bonus Pool (see “Performance Bonus Pool”), the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company, or the day the Santa Gertrudis property is sold by the Company to an independent third party, the bonus shares will be issued to the recipients, including Gregory E. McKelvey and John R. Wilson.

Other Compensation

Gregory McKelvey and John Wilson are entitled to receive a reimbursement on a monthly basis for any supplemental health related expenses up to US$1,500 per person.  The Company has also established a management performance bonus plan (see “Performance Bonus Pool”) to issue certain common shares to the recipients of the plan including Gregory E. McKelvey and John R. Wilson if certain conditions are met.

Pension/Retirement Benefits

No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd. (“POC”), a private company of which Mark T. Brown is the president and director.

The Company entered into a consulting agreement dated 3/1/2008 with Gregory E. McKelvey, the Company’s President/CEO, pursuant to which the Company pays Mr. McKelvey a monthly amount of US$11,000 per month.  In the event that the consulting agreement is terminated without cause by the Company, the Company is obligated to pay a termination fee in the amount of six times the monthly amount paid to Mr. McKelvey.

The Company entered into a consulting agreement dated 7/5/2007 with John R. Wilson, Vice President of Exploration, pursuant to which the Company pays Mr. Wilson a monthly amount of US$12,000.

#

Bonus/Profit Sharing/Non-Cash Compensation

Except for the stock option program discussed in ITEM #6.E. and the Performance Bonus Pool discussed below, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Senior Management.

Performance Bonus Pool

Various “Performance Pool Agreements” were signed on 7/12/2007:

	July 12, 2007	Percent	Amended 1/14/2008	Percent
Gregory E. McKelvey	500,000	25.0	450,000	22.5
John Wilson	300,000	15.0	400,000	20.0
John Reynolds	500,000	25.0	500,000	25.0
Jeff Phillips	450,000	22.5	400,000	20.0
Mark Isaacs	250,000	12.5	250,000	12.5
TOTAL	2,000,000		2,000,000

The Company has reserved 2.0 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1.0 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

On 7/13/2007, the Bonus Pool Plan received TSX Venture Exchange approval.

On 1/03/2008, the Bonus Pool Plan was amended to include “inferred resources”.

#

On 1/14/2008, the Bonus Pool Plan amended for voluntary pooling of bonus pool shares: 25% of the Bonus Shares will be released immediately upon the date of issuance (the “Issue Date”); 25% of the Bonus Shares will be released four months following the Issue Date; a further 25% of the Bonus Shares will be released eight months following the Issue date; and all remaining Bonus Shares will be released twelve months following the Issue Date.  The Pooling Agreement will not apply in the case where the Bonus Shares are issued as a result of a takeover of the Company by an independent third party.  The TSX Venture Exchange will object to bonus pool shares issued in the case of Santa Gertrudis Property being sold at a substantial discount to the Company’s acquisition cost or for nominal value, and will also object if property is deemed to have little or no value and disposed for nominal value.

6.C.  Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors, subject to the terms of the Management Agreements described above.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.  No Disclosure Necessary

6.C.3.  Board Independence

The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that Bryan Morris, Hugh Miller, and Donald E. Ranta are independent.

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2008, the Board of Directors held five regularly scheduled meeting.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all directors attended the June 2008 annual shareholders meeting.

The Company’s only standing committee is the Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 7/31/2006.  The current members of the Audit Committee are: Mark T. Brown, Bryan Morris (independent), and Donald Ranta (independent).  The Audit Committee met four times during Fiscal 2008 and two times during Fiscal 2009-to-date.

The Company does not have an “audit committee financial expert” serving on its Audit Committee.  The Company’s Audit Committee consists of three directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

#

6.C.5.  Code of Ethics

The Board has adopted “Corporate Governance and Policies” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2008 and Fiscal 2009-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of 6/5/2009, the Company had nine full-time employees and six part-time employees/consultants, including the three Senior Management; thirteen of these employees are directly engaged in mineral exploration/development.  As of 12/31/2008 and 12/31/2007, the Company had fifteen and ten employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

#

6.E.  Share Ownership

The following table lists Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  The table also includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s voting securities.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

June 5, 2009

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Mark T. Brown (1)	1,117,500	2.9%
Common	Gregory E. McKelvey (2)	620,000	1.6%
Common	John R. Wilson (3)	300,000	<1.0%
Common	Winnie Wong (4)	295,000	<1.0%
Common	Donald E. Ranta (5)	210,000	<1.0%
Common	Hugh Miller (6)	125,000	<1.0%
Common	Bryan Morris (7)	150,000	<1.0%
Common	MetalQuest Minerals Inc (8)	1,792,154	4.7%
Common	Ernesto Echavarria (9)	6,000,000	15.8%
	TOTAL	10,609,654	28.0%
(1)	215,000	Represent currently exercisable stock options.
	100,000	Represent currently exercisable share purchase warrants.
	802,500

are common shares: 624,000 are held by POC and 133,500 are held by Spartacus Management Inc., a private company owned by Mark Brown.  Of this, 292,500 common shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities.

(2)	425,000	Represent currently exercisable stock options.
	20,000	Represent currently exercisable share purchase warrants.
	175,000	of which 60,750 common shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities.
(3)	300,000	Represent currently exercisable stock options.
(4)	265,000	Represent currently exercisable stock options.
	30,000	of which 22,500 common shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities.
(5)	150,000	Represent currently exercisable stock options.
	20,000	Represent currently exercisable share purchase warrants.
(6)	125,000	Represent currently exercisable stock options.
(7)	150,000	represent currently exercisable stock options.
(8)	1,792,154	of which 675,000 common shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities.
(9)	4,000,000	common shares are subject to a four-month hold period required by the Canadian regulatory authorities expiring on October 5, 2009.
	2,000,000	Represent currently exercisable share purchase warrants.
Based on 34,147,971 common shares outstanding as of 6/5/2009 and 3,770,000 stock options and warrants held by each beneficial holder exercisable within sixty days for a total of 37,917,971.

#

Stock Options

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written Stock Option Plan (the “Plan”) on 9/15/2006.

Under TSX Venture Exchange policies, “rolling” stock option plans like the Company’s must receive approval of the shareholders on a yearly basis.  At the Annual Meeting held on 12/3/2007, The Board of Directors of the Company adopted a rolling stock option plan that shareholders confirmed approval of the Plan.  The shareholders again confirmed approval of the Plan at the Annual Meeting held 6/17/2008.

The principal purposes of Animas’s Plan is to give Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company.  Eligible Persons include Directors, Officers, Employees, Consultants, Consultant Companies, or Management Company Employees.

The following information is intended as a brief description of the Plan and is qualified in its entirety by the full text of the Plan.

The maximum number of shares that may be issued upon the exercise of stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of grant, the exercise price of which, as determined by the Board of Directors in its sole discretion, shall not be less than the closing price of the Company’s common shares traded through the facilities of the TSC Venture Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSX Venture Exchange or, if the shares are no longer listed for trading on the TSX Venture Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

The Board of Directors shall not grant options to any one person in any twelve-month period which will, when exercised, exceed 5% of the issued and outstanding common shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding common shares of the Company.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of common shares in respect of the expired or terminated option shall again be available for the purposes of the Plan.  All options granted under the Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

If the option holder ceases to be a Director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a Director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan.

Options are non-assignable and non-transferable.

#

The Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of incentive stock options in the event of a share consolidation, split, reclassification or other relevant change in the common shares, or an amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table, as well as the number of options granted to employees/consultants.

Table No. 8

Stock Options Outstanding

June 5, 2009

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
Gregory E. McKelvey	300,000	$0.50	7/12/2007	7/12/2012
Gregory E. McKelvey	125,000	$1.40	6/17/2008	6/17/2013
John R. Wilson	200,000	$0.50	7/12/2007	7/12/2012
John R. Wilson	100,000	$1.40	6/17/2008	6/17/2013
Mark T. Brown	65,000	$0.20	12/14/2006	12/14/2011
Mark T. Brown	100,000	$0.50	7/12/2007	7/12/2012
Mark T. Brown	50,000	$1.40	6/17/2008	6/17/2013
Winnie Wong	65,000	$0.20	12/14/2006	12/14/2011
Winnie Wong	75,000	$0.50	7/12/2007	7/12/2012
Winnie Wong	75,000	$1.40	6/17/2008	6/17/2013
Bryan Morris	100,000	$0.50	7/12/2007	7/12/2012
Bryan Morris	50,000	$1.40	6/17/2008	6/17/2013
Hugh Miller	25,000	$0.50	7/12/2007	7/12/2012
Hugh Miller	100,000	$1.35	9/5/2008	9/5/2013
Donald E. Ranta	100,000	$0.50	7/12/2007	7/12/2012
Donald E. Ranta	50,000	$1.40	6/17/2008	6/17/2013
Total Officers/Directors	1,580,000
Employees/Consultants/etc.	625,000	$0.50	7/12/2007	7/12/2012
Employees/Consultants/etc.	75,000	$1.60	1/15/2008	1/15/2013
Employees/Consultants/etc.	170,000	$1.40	6/17/2008	6/17/2013
Employees/Consultants/etc.	200,000	$1.35	9/5/2008	9/5/2013
TOTAL	2,650,000

#

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

7.A.1.a.  Holdings By Major Shareholders

Refer to ITEM #6.E, and Tables No. 4/5/6/7/8, for details regarding securities held by 5% Shareholders, Senior Management, Directors, and others.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings

7.A.1.c.  Different Voting Rights

No Disclosure Necessary

7.A.2.  Canadian Share Ownership

On 6/5/2009, the Company’s shareholders’ list showed 34,147,971 common shares outstanding with 123 registered shareholders.  Of these registered shareholders, 42 are resident in Canada, 68 are resident in the USA, and 13 are located elsewhere.  The Canadian shareholders own 24,136,965 common shares, the US shareholders own 4,944,365 common shares, and the other shareholders own 5,066,641 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 550 “holders of record” in Canada, holding approximately 70% of the outstanding shares of the Company, and over 1,250 beneficial owners that own 100% of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, United States’ residents, and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”; and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements

Shareholder Rights Plan

General.  Shareholders of the Company at the 6/17/2008 Annual and Special Meeting approved a resolution approving the adoption by the Company of a shareholder rights plan (the “Rights Plan”).  The Rights Plan is contained in an agreement (the “Rights Plan Agreement”) between the Company and Pacific Corporate Trust Company (the “Rights Agent”) dated 6/5/2008.  The Rights Plan has been executed by the Company and approved by the Board of Directors.  Under the Rights Plan, share purchase rights (each, a “Right”), will be issued as of the close of business on the date the Plan is approved by the Board (6/5/2008)(the “Effective Date”) to holders of common shares of the Company (each, a “Share”) at the rate of one Right for each Share outstanding.  Until the Separation Time (as defined below), the Rights will be attached to and are transferred only with the associated Shares.  As such no certificates representing Rights will be issued.

#

Purpose of the Rights Plan.  The Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or provide all shareholders an equal opportunity to share in the premium paid on an acquisition of control.  The Rights Plan provides management and the board of directors with more than the 35-day statutory minimum period under Canadian securities laws to review the terms of a take-over bid and solicit alternative offers.  The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company.  Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of common shares.

The Rights Plan will cause substantial dilution to a person or group who attempts to acquire control of the Company other than through a Permitted Bid (as defined below) or on terms approved by the board of directors.  The Rights Plan provides that take-over bids that meet pre-determined standards of fairness will be Permitted Bids and will proceed without triggering the dilutive effects of the Rights Plan.  The Permitted Bid concept, which is found in most shareholder rights plans, ensures that senior management of the Company and the board of directors do not impair the rights of shareholders to obtain, review and accept or decline take-over bids.  The Rights Plan is designed to afford the board of directors the opportunity to present to the shareholders of the Company a detailed analysis of a bid and additional time to consider alternatives to an unfair or inadequate proposal and, if it considers such action to be in the best interests of all shareholders, to commence an orderly auction of the shares or assets of the Company for the benefit of all shareholders.

If a bidder does not wish to make a Permitted Bid, the bidder can negotiate with and obtain prior approval of the board of directors to make an offer on terms that the board of directors considers fair to all shareholders.  In such circumstances, the board of directors may redeem the Rights or waive the application of the Rights Plan, thereby allowing such offer to proceed without dilution to the bidder.  The adoption of the Rights Plan does not relieve the board of directors of its fiduciary duties to act in the best interests of all shareholders and does not prevent a take-over bid or merger or other business combination that the board of directors, in the exercise of its fiduciary duties, determines to be in the best interests of the Company and its shareholders.  Moreover, the Rights Plan does not inhibit the use of the proxy solicitation rules under applicable legislation to promote a change in the management or direction of the Company.

The Rights Plan is designed not to interfere with the day-to-day operations of the Company.  Prior to being activated, the Rights Plan does not affect the Company’s balance sheet or income statement and its implementation should not result in a taxable event for the Company or its shareholders.  The implementation of the Rights Plan does not increase the level of debt of the Company or involve a sale, exchange or purchase of significant assets or the loss of earning power of the Company.  The issue of the Rights does not dilute the equity or voting interests of existing shareholders and should not interfere with equity or debt financing by the Company.

#

In considering whether to approve the adoption of the Rights Plan, the board of directors was made aware that the Rights Plan may discourage certain types of take-over bids that might be made for the Company and may render more difficult a merger, tender offer, assumption of control by the holders of a large block of the Company’s securities or the removal of incumbent management.  The Rights Plan will cause substantial dilution to a person or group that attempts to acquire the Company other than through a Permitted Bid or on terms approved by the board of directors.  The board of directors carefully considered these matters but concluded that they do not justify denying shareholders the protection that the Rights Plan affords.  The Rights Plan is not intended to prevent all unsolicited take-over bids for the Company and will not do so.  The Rights Plan is designed to encourage potential bidders to make Permitted Bids or negotiate take-over proposals with the board of directors that the board of directors considers are in the best interests of the Company and to protect the Company’s shareholders against being coerced into selling their Shares at less than fair value.

Background.  The Rights Plan was proposed by the board of directors or management of the Company in response to or in anticipation of any specific take-over bid or proposed bid or other transaction.  Rather, the Rights Plan is intended to address the board of directors’ concern that, in the current business and legal environment in which the Company operates, there is the potential for unfair treatment of shareholders that should be guarded against to the extent practicable.

The board of directors is concerned that under current law an acquiror could use coercive or other abusive take-over practices to obtain control of the Company without paying a fair price and without negotiating with the board of directors acting on behalf of all shareholders.  For example, a bidder may acquire blocks of Shares in the market or in private agreements involving a small number of private investors and thereby gain effective control of the Company without paying an appropriate “control premium” to all shareholders of the Company.  A bidder may also make a take-over bid to acquire effective or legal control of the Company that the board of directors, acting honestly and in good faith, may believe is wholly inadequate and unfair to shareholders of the Company and does not reflect the full or premium control value for all of the Shares.  Without anything else, public shareholders would likely feel compelled to tender to such a bid, even where the bid is considered by the board of directors to be inadequate and of less than fair value for an acquisition of control, fearing that if they do not tender, they will pass up their only opportunity to receive any “take-over premium” for a portion of their Shares.  The board of directors also believes that the timetable for take-over bids prescribed by the Canadian securities laws could impair the board’s ability to ensure that all other alternatives to maximize shareholder value are thoroughly explored.

In response to these concerns, the board of directors considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether a shareholder rights plan would be in the best interests of the Company and its shareholders and, if so, what the appropriate characteristics of such a shareholder protection rights plan would be.

In response to these concerns, the board of directors considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether a shareholder rights plan would be in the best interests of the Company and its shareholders and, if so, what the appropriate characteristics of such a shareholder protection rights plan would be.

In considering whether to approve the adoption of the Rights Plan, the board of directors considered the current legislative framework in Canada governing take-over bids.  Under provincial securities legislation a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and parties related to the bidder, an aggregate of 20% or more of the outstanding shares.

Summary of the Rights Plan.  The following is a summary of the principal terms of the Rights Plan that is qualified in its entirety by reference to the text of the Rights Plan.

a.

Term. The Rights Plan will remain in effect until 6/5/2011.  Subject to shareholder approval by ordinary resolution, the Rights Plan may be renewed for successive periods of three years.

b.

Rights Exercise Privilege.  After a person acquires 20% or more of the Shares of the Company or commences a take-over bid to acquire Shares of the Company, other than by way of a Permitted Bid (the “Separation Time”), the Rights will separate and trade separately from the Shares and will be exercisable.  The acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”.  Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.  Eight business days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit its holder to purchase $40 worth of common shares of the Company for $20 (i.e. at a 50% discount).  The issue of the Rights is not initially dilutive.  However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected.  Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

c.

Certificates and Transferability.  Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Effective Date and will not be transferable separately from the Shares.  Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights.  From and after the Separation Time, Rights Certificates, which will be transferable and traded separately from the Shares, will evidence the Rights.

d.

Permitted Bids.  The requirements for a Permitted Bid include:

1. the take-over bid must be made by way of a take-over bid circular;

2. the take-over bid must be made to all holders of Shares;

3. Shares tendered pursuant to the take-over bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 50% of the Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (“Independent Shareholders”) have been tendered to the take-over bid and not withdrawn;

4. shareholders who tender their shares to the take-over bid must be permitted to withdraw their shares prior to the shares being taken up and paid for; and

5. if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

6. The Rights Plan allows for a competing Permitted Bid (a “Competing Bid”) to be made while a Permitted Bid is in existence.  A Competing Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

#

Waiver and Redemption.  The board of directors may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Shares of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Shares.  The board of directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, and may, in such circumstances require that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Shares of the Company prior to such waiver being granted.  With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the board of directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors.  Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Shares of the Company, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments.  The Company is authorized to make amendments to the Rights Plan to correct any typographical error or subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law, or at the request of the Exchange.  The Company will issue a news release relating to any significant amendment made to the Rights Plan Agreement prior to the Meeting and will advise the shareholders of any such amendment at the Meeting.  Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders and, if necessary, any stock exchange on which the Shares may be listed.

Grandfathered Persons.  Holders of 20% or more of the Shares at the time when the Rights were distributed are recognized for the purposes of the Rights Plan as “grandfathered persons” and, as such, do not constitute Acquiring Persons under the Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

#

7.B.  Related Party Transactions

During Fiscal 2008 Ended 12/31/2008, the Company:

a.

Incurred an expense of $7,000 for rent to Pacific Opportunity Capital (“POC”), a private company controlled of which Mark Brown, a Director of the Company, is President and a director.

a.

 Incurred expense of $135,000 for management/accounting services to POC.

b.

 At 12/31/2008, $13,162 was owed to POC.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 12/31/2007, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of DeVisser Gray LLP, Chartered Accountants are included herein immediately preceding the financial statements.

Audited Financial Statements

Fiscal 2008 Ended 12/31/2008

Five Months Ended  12/31/2007

Fiscal 2007 Ended   7/31/2007

8.A.7.  Legal/Arbitration Proceedings

The Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

#

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange in Toronto, Ontario, Canada, on 12/14/2006.  The current stock symbol is “ANI”.  The ISIN numbers is CA0352651073.

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last nine calendar quarters, and the last three fiscal periods.

Table No. 9
TSX Venture Exchange
Common Shares Trading Activity
Sales - Canadian Dollars
Period Ended	Volume	High	Low	Closing
Monthly
5/31/2009	1,311,900	$0.53	$0.37	$0.53
4/30/2009	1,120,900	$0.47	$0.32	$0.47
3/31/2009	1,767,400	$0.42	$0.26	$0.37
2/38/2009	1,376,100	$0.48	$0.32	$0.35
1/31/2009	1,300,400	$0.76	$0.38	$0.43
12/31/2008	2,616,700	$0.60	$0.29	$0.55
Quarterly
3/31/2009	4,443,900	$0.48	$0.26	$0.37
12/31/2008	5,045,000	$1.10	$0.26	$0.55
9/30/2008	3,569,300	$1.70	$0.92	$1.19
6/30/2008	3,823,200	$1.68	$1.05	$1.67
3/31/2008	7,927,100	$2.14	$1.29	$1.58
12/31/2007	6,215,843	$1.80	$0.67	$1,80
9/30/2007	2,349,734	$0.98	$0.63	$0.75
6/30/2007	0
3/31/2007	122,500	$0.34	$0.28	$0.33
Yearly
Fiscal 2008 Ended 12/31/2008	20,364,600	$2.14	$0.26	$0.55
Five Months Ended 12/31/2007	8,566,577	$1.80	$0.63	$1.80
Fiscal 2007 Ended 7/31/2007	330,300	$0.98	$0.28	$0.90

#

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The authorized capital of Animas consists of an unlimited number of common shares in registered form with no par value. Computershare Trust Company of Canada (located at 510 Burrard Street 2nd Floor Vancouver, BC V6C 3B9) is the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act.  Unless the British Columbia Corporation Act or the Company's Articles of Incorporation or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Corporations Act contain provisions, which require a “special resolution” for effecting certain corporate actions.  Such a “special resolution” requires a two-third vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a “special resolution” include:

a.  Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.  Giving financial assistance under certain circumstances;

c.  Certain conflicts of interest by Directors;

d.  Disposing of all/substantially all of Company's undertakings;

e.  Removing Director before expiration of his term of office;

f.  Certain alterations of share capital;

g.  Changing the Company name; and

h.  Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM #6E and Tables No. 4/5/6/7/8 for additional information.

#

Warrants

The following table lists share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  These warrants were issued in conjunction with private placements and are non-transferable.  Refer to ITEM #10.A.6. “History of Share Capital” and ITEM #5 “Financings” for additional details of the private placements.

Table No. 10

Share Purchase Warrants Outstanding

June 5, 2009

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
July 5, 2007	650,000	1,275	$0.55	$0.55	July 5, 2009
July 5, 2007	6,200,000	4,936,307	$1.00	$1.00	July 5, 2009
December 21, 2007	1,250,000	1,250,000	$1.50	$1.50	June 21, 2009

Escrowed Shares

Escrow is a legal arrangement whereby a thing (usually money or securities) is delivered to a third party (called an escrow agent) to be held in trust pending a contingency or the fulfillment of a condition or conditions in a contract.  Upon that event occurring, the escrow agent will deliver the thing to the proper recipient, otherwise the escrow agent is bound by her or his fiduciary duty to maintain the escrow account.

Seed Escrow Share and Property Acquisition Escrow Shares.  The Company completed private placements of 1,000,000 common shares to five insiders prior to the Company’s initial public offering.  These 1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006.

On 7/5/2007, the Company acquired 100% of the issued and outstanding common shares of First Silver, Recursos, Chuqui.  Together, these companies controlled the Santa Gertrudis Gold Property.  To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement dated 7/5/2007.  To acquire Chuqui, the Company paid $200,000 in cash and issued 3,750,000 common shares, 2,540,850 of which are subject to an escrow agreement dated 7/5/2007.

Under the Escrow Agreements above, the Seed and Property Acquisition Escrow Shares are to be released from escrow on a pro-rata basis on the following schedule.  As of 6/5/2009, 2,397,243 shares remain escrowed.

Release Date	% Permitted for Release
Upon completion of QT	10% (7/5/2007 released)
6 months from Exchange Notice	15% (1/5/2008 released)
12 months from Exchange Notice	15% (7/5/2008 released)
18 months from Exchange Notice	15% (1/5/2009 releases)
24 months from Exchange Notice	15%
30 months from Exchange Notice	15%
36 months from Exchange Notice	15%
TOTAL	100%

#

Finder’s Fee Escrow Shares.  A finder’s fee of 379,000 common shares of the Company were paid to an arm’s length party for the acquisition of First Silver and Recursos; these shares are subject to an escrow agreement dated 7/5/2007.  Under the Escrow Agreement above, the Finder’s Fee Escrow Shares are to be released from escrow on a pro-rata basis on the following schedule:

Release Date	% Permitted for Release
July 5, 2007	49% (7/5/2007 released)
July 5, 2008	17% (7/5/2008 released)
July 5, 2009	17%
July 5, 2010	17%
TOTAL	100%

Escrow Shareholder and Release Schedule

Shareholder	Reason For Escrow	Original Number of Escrowed Shares	7/5/2007	1/5/2008	7/5/2008	1/5/2008	7/5/2009	1/5/2010	7/5/2010
POC	seed	500,000	50,000	75,000	75,000	75,000	75,000	75,000	75,000
Mark Brown	seed	150,000	15,000	22,500	22,500	22,500	22,500	22,500	22,500
Winnie Wong	seed	50,000	5,000	7,500	7,500	7,500	7,500	7,500	7,500
Kenneth Morgan	seed	200,000	20,000	30,000	30,000	30,000	30,000	30,000	30,000
Alastair Sinclair	seed	100,000	10,000	15,000	15,000	15,000	15,000	15,000	15,000
MetalQuest Minerals Inc.	Acq. of FS/RE	1,500,000	150,000	225,000	225,000	225,000	225,000	225,000	225,000
Jeffrey Phillips	Finder’s Fee	379,000	185,710		64,430		64,430		64,430
Jeffrey Phillips	Acq. of Chuqui	851,000	85,100	127,650	127,650	127,650	127,650	127,650	127,650
Mark Isaacs	Acq. of Chuqui	775,850	77,585	116,378	116,378	116,378	116,378	116,378	116,378
George Isaacs	Acq. of Chuqui	254,000	25,400	38,100	38,100	38,100	38,100	38,100	38,100
Gregory McKelvey	Acq. of Chuqui	135,000	13,500	20,250	20,250	20,250	20,250	20,250	20,250
John Reynolds	Acq. of Chuqui	243,000	24,300	36,450	36,450	36,450	36,450	36,450	36,450
Gary Freeman	Acq. of Chuqui	282,000	28,200	42,300	42,300	42,300	42,300	42,300	42,300
		5,419,850	689,795	756,128	820,558	756,128	820,558	756,128	820,558

9.A.6.    Differing Rights

9.A.7.a.  Subscription Warrants/Right

No Disclosure Necessary

9.A.7.b.  Convertible Securities/Warrants

The Company has no convertible securities.  Refer to ITEM #9.4.5. “Warrants” above for information about warrants outstanding.

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada.

#

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

       --- Not Applicable ---

10.B.  Memorandum and Articles of Association

Refer to discussion in Form-20-FR Registration Statement and amendments for more information about the Company’s articles.

10.C.  Material Contracts

       --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

#

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the Company’s capital stock was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the Company’s common shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 12/31/2008 or 12/31/2007 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

This summary does not address potential tax effects relevant to our Company or those tax considerations that depend upon circumstances specific to each investor.  In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders.  Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our Company

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

       --- Not Applicable ---

#

10.H.  Documents on Display

The Company’s documents, including financial statements, press releases, Annual General Meeting documents, Annual Reports, and other documents can be viewed at its Canadian office, located at:

  325 Howe Street, #410, Vancouver, British Columbia, Canada  V6C 1Z7.

and on its corporate website: www.animasresouces.com.

The Company’s documents are also available on www.sedar.com.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and [http://sec.gov/edgar/searchedgar/companysearch.html] and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C.  20549.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer, as defined in Section 240.12b-2; and thus, Item #11 is not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- Refer to ITEM #9, “Warrants”

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

#

ITEM 15.  CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operated such that important information flowed to appropriate collection and disclosure points in a timely manner and were effective so as to allow the Exchange Act reporting information to flow to the Company's CEO and CFO, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure. In addition, the CEO and CFO have certified that the disclosure and procedures were effective so that the information in our Exchange Act reports was communicated to our management.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.  Nor have there been any corrective actions with regard to deficiencies or material weaknesses.

This annual report does not include an attestation of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

#

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of three directors (two independent), all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

ITEM 16B.  CODE OF ETHICS

The Board has adopted “Corporate Governance and Policies” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2008 and Fiscal 2009-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.  A copy of the “Corporate Governance and Policies” are available for viewing on the Company’s website at: http://www.animasresources.com/i/pdf/ANI_Corp_Gov_Policies_08Jun17.pdf.

ITEM 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Morgan & Company, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Morgan & Company for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2008 Ended 12/31/2008	Fiscal 2007 Ended 12/31/2007
Audit Fees	$20,000	$15,000
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$20,000	$15,000

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

#

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of DeVisser Gray, LLP, Chartered Accountants included herein immediately preceding the audited consolidated financial statements.

Audited Financial

    Auditor's Report, dated 4/13/2009

    Consolidated Balance Sheets at 12/31/2008 and 12/31/2007

    Consolidated Statements of Operations and Deficit

      for the periods ended 12/31/2008, 12/31/2007, and 7/31/2007

    Consolidated Statements of Cash Flows

      for the periods ended 12/31/2008, 12/31/2007, and 7/31/2007

    Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

#

ITEM 19.  EXHIBITS

1.  Notice of Articles and Articles of Incorporation as currently in effect:

    Incorporated by reference to Form 20-F Registration Statement, as amended

2.  Instruments defining the rights of holders of equity or debt securities being registered.

    --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

    Incorporated by reference to Form 20-F Registration Statement, as amended and Form 6-K’s

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                              Refer to ITEM #4.C.

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16B

12i:  Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13i.  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

     Incorporated by reference to Form 20-F Registration Statement, as amended and Form 6-K’s

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2008

#

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Animas Resources Ltd.

We have audited the consolidated balance sheets of Animas Resources Ltd. as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2008 and the five and twelve month periods ended December 31, 2007 and July 31, 2007, respectively. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and cash flows for the year ended December 31, 2008 and the periods ended December 31, 2007 and July 31, 2007 in conformity with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 13, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated April 13, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 13, 2009

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31
	2008	2007

Assets

Current assets:
Cash and cash equivalents	$3,518,101	$6,629,208
Amounts receivable	12,891	100,032
Subscription receivable (Note 7)	-	370,000
Prepaid expenses	20,547	29,591
	3,551,539	7,128,831
Mineral properties (Note 5)	11,827,534	6,432,526
Equipment (Note 6)	37,879	17,269
	$15,416,952	$13,578,626

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$103,289	$77,595
Due to related parties (Note 8)	13,162	16,718
Current portion of long-term debt (Note 4)	611,400	491,000
	727,851	585,313
Long-term debt (Note 4)	611,400	982,000
	1,339,251	1,567,313

Shareholders’ Equity:
Share capital (Note 7)	15,303,184	12,252,817
Shares subscribed	-	2,000
Contributed surplus	731,008	50,467
Deficit	(1,956,491)	(293,971)
	14,077,701	12,011,313
	$15,416,952	$13,578,626
Commitments and contingencies (Note 10)
Subsequent event (Note 16)

Approved by the Board of Directors:
“Gregory E. McKelvey”	Director
Gregory E. McKelvey

“Mark T. Brown”	Director
Mark T. Brown

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss

	Year ended December 31 2008	Five months ended December 31 2007	Year ended July 31 2007

Expenses:
Amortization	$ 6,840	$ 1,151	$ -
Bank charges and interest	5,294	4,601	1,398
Corporate development	74,087	25,166	5,219
Filing fees	23,502	21,135	48,438
Insurance	8,056	1,298	-
Management and consulting fees	34,297	10,509	2,088
Office	192,469	69,199	20,371
Professional fees	242,448	88,255	29,859
Rent	7,000	2,500	4,000
Shareholders’ communication	154,706	35,961	14,032
Stock-based compensation	719,921	-	37,608
Transfer agent fees	24,781	12,089	9,873
Travel	19,411	6,574	8,275
Wages	-	-	23,430
Loss before other items	1,512,812	278,438	204,591

Other items:
Interest income	(184,983)	(76,973)	(19,819)
Foreign exchange (gains)	334,691	(91,852)	(2,284)
	149,708	(168,825)	(22,103)
Net loss and comprehensive loss	$ 1,662,520	$ 109,613	$ 182,488
Loss per share – basic and diluted	$ 0.06	$ 0.01	$ 0.06
Weighted average number of common shares outstanding	26,532,405	21,447,039	3,273,792

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Statement of Shareholders’ Equity
	Number of Shares	Amount	Shares Subscribed	Contributed Surplus	Deficit	Total Shareholders’ Equity

Balance at July 31, 2006	1,000,000	$ 100,000	$ -	$ -	$ (1,870)	$ 98,130
Share Issues:
Initial public offering (“IPO”) (Note 7(b))	1,500,000	300,000	-	-	-	300,000
Qualifying transaction (Note 4)	5,250,000	2,625,000	-	-	-	2,625,000
Private placements (Note 7(c))	12,400,000	6,200,000	-	-	-	6,200,000
Agent’s commission (Note 7(c))	455,000	227,500	-	-	-	227,500
Finder’s fee (Note 4)	379,000	189,500	-	-	-	189,500
Exercise of Agent’s options (Note 7(b))	150,000	30,000	-	-	-	30,000
Fair value of Agent’s options exercised (Note 7(b))	-	18,977	-	(18,977)	-	-
Share issue cost – IPO	-	(423,600)	-	89,004	-	(334,596)
Stock-based compensation (Note 7(g))	-	-	-	37,608	-	37,608
Net loss and comprehensive loss for the year	-	-	-	-	(182,488)	(182,488)
Balance at July 31, 2007	21,134,000	9,267,377	-	107,635	(184,358)	9,190,654
Share Issues:
Private placement (Note 7(c))	2,500,000	2,500,000	-	-	-	2,500,000
Option payment (Note 5)	21,739	20,000	-	-	-	20,000
Exercise of options (Note 7(f))	120,000	24,000	-	-	-	24,000
Exercise of Agent’s and Finder’s warrants (Note 7(c))	407,768	224,272	-	-	-	224,272
Fair value of the options and warrants exercised (Note 7(c) & 7(f))	-	57,168	-	(57,168)	-	-
Exercise of warrants (Note 7(c))	160,000	160,000	-	-	-	160,000
Excess proceeds received	-	-	2,000	-	-	2,000
Net loss and comprehensive loss for the five months	-	-	-	-	(109,613)	(109,613)
Balance at December 31, 2007	24,343,507	12,252,817	2,000	50,467	(293,971)	12,011,313
Share Issues:
Qualifying transaction (Note 4)	325,829	509,475	-	-	-	509,475
Option payments (Note 5)	542,266	708,793	-	-	-	708,793
Property payment – Bacanuchi (Note 5)	400,000	200,000	-	-	-	200,000
Net smelter royalty repurchase (Note 5)	50,000	62,500	-	-	-	62,500
Exercise of options (Note 7(f))	45,000	22,500	-	-	-	22,500
Exercise of Agent’s and Finder’s warrants (Note 7(c))	320,957	176,526	-	-	-	176,526
Fair value of option and warrants exercised (Note 7(c) & 7(f))	-	39,380	-	(39,380)	-	-
Exercise of warrants (Note 7(c))	1,331,193	1,331,193	-	-	-	1,331,193
Stock-based compensation (Note 7(g))	-	-	-	719,921	-	719,921
Excess proceeds received	-	-	(2,000)	-	-	(2,000)
Net loss and comprehensive loss for the year	-	-	-	-	(1,662,520)	(1,662,520)
Balance at December 31, 2008	27,358,752	$ 15,303,184	$ -	$ 731,008	$ (1,956,491)	$ 14,077,701

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
	Year ended December 31 2008	Five months ended December 31 2007	Year ended July 31 2007
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss for the period	$ (1,662,520)	$ (109,613)	$ (182,488)
Items not involving cash:
Amortization	6,840	1,151	-
Accrued interest income	(4,634)	(75,901)	-
Stock-based compensation	719,921	-	37,608
Foreign exchange (losses) gains on long-term debt	259,275	(115,650)	-
	(681,118)	(300,013)	(144,880)
Changes in non-cash working-capital items:
Amounts receivable	91,775	5,649	(14,188)
Prepaid expenses	9,044	(7,408)	(22,183)
Accounts payable and accrued liabilities	(29,982)	(39,075)	69,789
Net cash used in operating activities	(610,281)	(340,847)	(111,462)

INVESTING ACTIVITIES
Exploration costs	(4,371,595)	(699,548)	(371,612)
Cash acquired from Qualifying Transaction	-	-	20,166
Cash paid in Qualifying Transaction	-	-	(912,245)
Purchase of equipment	(27,450)	(18,420)	-
Net cash used in investing activities	(4,399,045)	(717,968)	(1,263,691)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	1,898,219	2,540,272	6,530,000
Share issue costs	-	-	(107,096)
Net cash provided by financing activities	1,898,219	2,540,272	6,422,904

Net change in cash and cash equivalents	(3,111,107)	1,481,457	5,047,751

Cash and cash equivalents, beginning of period	6,629,208	5,147,751	100,000

Cash and cash equivalents, end of period	$ 3,518,101	$ 6,629,208	$ 5,147,751
Supplemental disclosure with respect to cash flows (Note 9).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act. On December 14, 2006, the Company completed its initial public offering and its common shares began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “DCP.P”.

As a Capital Pool Company (“CPC”), the principal business of the Company was to complete a Qualifying Transaction (“QT”).  On July 13, 2007, the Company received final approval from the Exchange for the acquisition of three Mexican companies that collectively owned a significant portion of the Santa Gertrudis gold deposit in Mexico (Note 4), the related private placements (Note 7(c)) and the name change.

In 2007, the Company changed its year end from July 31 to December 31 such that these consolidated financial statements are for the year ended December 31, 2008 with comparatives for the five months ended December 31, 2007 and the year ended July 31, 2007.

The Company is primarily engaged in the acquisition and exploration of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The Company has an accumulated operating deficit of $1,956,491 to date. The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult or impossible to secure.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should the Company be unable to continue in the normal course of business.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements are inclusive of the accounts of the Company and its wholly-owned subsidiaries: First Silver Reserve, S.A. de C.V., Recursos Escondidos, S.A. de C.V. and Compania Minera Chuqui, S.A. de C.V.  All intercompany transactions have been eliminated upon consolidation.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(b)

Use of estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property and deferred exploration costs, and accrued liabilities, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(d)

Mineral properties

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes cash consideration and the fair market value of any shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(e)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2008, the Company did not have any asset retirement obligations.

(f)

Impairment of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amount of the asset exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

(g)

Environmental expenditures

The operations of the Company have been and may in the future, be affected in varying degrees by changes in environmental regulations, including those for site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

(h)

Amortization

The Company provides for amortization on its equipment on a straight line method over the estimated useful life of the equipment.

(i)

Future income taxes

The Company accounts for, and measures future tax assets and liabilities, in accordance with the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(j)

Stock based compensation

The Company accounts for stock-based compensation using a fair value-based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

(k)

Comprehensive income

Comprehensive income is the overall change in the net assets of the Company for the period, other than changes attributed to transactions with shareholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income includes gains or losses, which GAAP requires to be recognized in a period but excluded from net income for that period.  The Company has no items of other comprehensive income in any period presented. Accordingly, net loss as presented in the Company’s statement of operations and comprehensive loss equals comprehensive loss.

(l)

Cash and cash equivalents

Cash and cash equivalents consist of cash and term investments with maturities of three months or less, deposited in a high-quality financial institution, together with accrued interest thereon. Term investments are readily convertible to known amounts of cash.

(m)

Foreign currency translation

The Company’s reporting currency is the Canadian Dollar. The Company’s Mexican operations are considered to be integrated operations with foreign currency transactions translated into Canadian Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period; and

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(n)

Financial instruments

All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend upon initial classification as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments

(o)

Comparative figures

Certain comparative figures have been reclassified in order to conform to the current year’s financial statement presentation.

(p)

Changes in accounting policies

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 13).

(b)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 13).

(c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 14).  Under this standard, the Company will be required to disclose the following:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(d)

Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (see Note 1).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

 3.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

(a)

Goodwill and intangible assets:

In February 2008, the CICA issued CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces CICA Handbook Section 3062, “Goodwill and Other Intangible Assets” as well as CICA Handbook Section 3450, “Research and Development”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As this standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the Company will adopt this new standard effective January 1, 2009 (the first day of the Company’s 2009 fiscal year) retrospectively with a restatement of prior periods. Implementation of this new standard is not expected to have a material impact on the Company’s financial statements and disclosures.

(b)

Convergence to International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of 2011, for which the current and comparative information will be prepared under IFRS.

The Company commenced its IFRS conversion project in 2008. The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement items that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

4.

QUALIFYING TRANSACTION

On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”). Together, these Companies control the Santa Gertrudis Gold Project in northern Mexico and at the date of acquisition owned or had options to acquire an aggregate of 35 mineral claims.

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement. The Company will also make three additional payments of US$500,000 to the vendor, MetalQuest (“MetalQuest”) (formerly Sonora Gold Corporation), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.

On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to MetalQuest in shares and issued 153,295 common shares valued at $1.66 per share to MetalQuest for 50% of the first payment of US$500,000. On July 9, 2008, the Company issued another 172,534 shares to pay for the remaining US$250,000. As at December 31, 2008, the second anniversary payment of US$500,000 (C$611,400) payment was reported as a current liability on the Company’s balance sheet, with the residual obligation, not due within one year, classified as non-current. See subsequent event (Note 16).

To acquire Chuqui, the Company paid $200,000 in cash and issued 3,750,000 common shares, a portion of which is also subject to an escrow agreement.

A finder’s fee of 379,000 common shares of the Company has also been paid to an arm’s length party for the acquisition of First Silver and Recursos. These shares have been escrowed and will be released from escrow as consideration is paid for the acquisition, subject to various conditions.

Consideration for these acquisitions has been measured as equal to the total cash amounts paid and payable plus common shares of the Company issued at a value of $0.50 each, which was the price of the concurrent private placement financings completed as more fully described at Note 7(c).  The total consideration so determined of $5,315,395 was applied to these acquired companies’ working capital accounts at their carrying values, with the excess allocated to mineral property interests.  The following table summarizes these amounts:

	First Silver	Recursos	Chuqui	Total

Cash and cash equivalents	$ 18,133	$ 622	$ 1,411	$ 20,166
Amounts receivable	77,244	8,850	49,486	135,580
Mineral properties	1,524,821	1,610,725	2,024,103	5,159,649
	$ 1,620,198	$ 1,620,197	$ 2,075,000	$ 5,315,395

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

5.

MINERAL PROPERTIES

Santa Gertrudis Property

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and other continuous claims under option as follows.

Lopez-Limon Option Agreement

The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property at any time on or before June 1, 2011 by making the following payments:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	150,000
December 1, 2009	250,000
June 1, 2010	250,000
December 1, 2010	300,000
June 1, 2011	700,000

Total	$ 2,000,000

Don Victor Option Agreement

On December 26, 2008, the Company and the optionor amended its original agreement signed on July 24, 2007 to purchase three mineral claims in the Santa Gertrudis Property. Under the terms of amended agreement the following cash and share payments are required:

	Amount in cash and common shares at the discretion of the Company (US$)		Amount in common shares (US$)
At signing	$ 25,000	Cash paid	$ 20,000	Issued
July 24, 2008	25,000	Cash paid	25,000	Issued
January 24, 2009	65,000	Shares issued subsequently	-
July 24, 2009	77,500		-
January 24, 2010	90,000		-
July 24, 2010	100,000		-
January 24, 2011	110,000		-
July 24, 2011	127,500		-
January 24, 2012	135,000		-
July 24, 2012	150,000		-

Total	$ 905,000		$ 45,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

5.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
August 13,2007	$ 20,000	Paid
August 13, 2008	20,000	Paid
February 13, 2009	20,000	Paid subsequently
August 13, 2009	20,000
February 13, 2010	20,000
August 13, 2010	20,000
February 13, 2011	20,000
August 13, 2011	20,000
February 13, 2012	20,000
August 13, 2012	20,000
Final option payment	20,000

Total	$ 220,000

San Enrique and Greta Option

MetalQuest, the vendor of First Silver and Recursos, had granted an option to Minera Teck Cominco, S.A. de C.V. (“MTC”) whereby MTC could earn up to a 70% interest in certain mineral claims contiguous to the Santa Gertrudis property known as the San Enrique and Greta properties.  Under the terms of the QT, the Company had a right of first refusal option to purchase the San Enrique and Greta properties from MetalQuest by paying US$450,000 plus an additional US$20 per ounce over 45,000 ounces on the San Enrique and Greta properties that are reported in a NI 43-101 compliant geological resource report and that are in the measured and indicated category using a 1.5 gram per tonne cut off.  The amount due to exercise the option could be paid in common shares of the Company at its election.  The Company’s option was only for a period of 120 days from the day MTC terminated its pre-existing option with MetalQuest.

On March 11, 2008, the Company exercised its option and acquired the San Enrique and Greta properties by issuing 307,429 common shares at a value of $1.44 per share.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

5.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Minera Lixivian Option Agreement

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two concessions within the Santa Gertrudis Property by making the following cash and share payments:

	Amount in cash (US$)		Amount in common shares (US$)
October 15, 2008	$ 165,000	Paid	$ 228,000	Issued
April 15, 2009	165,000	Paid subsequently
October 15, 2009	62,000
April 15, 2010	30,000

Total	$ 422,000		$ 228,000

On October 17, 2008, the Company received final approval from the Exchange for this acquisition and issued 217,000 common shares at a value of $1.11 per share.

Net Smelter Royalty

In 2007, the Company purchased all Net Smelter Royalties listed below by paying $87,500 cash and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the Santa Gertrudis Property.

•

production royalties on the claims owned by First Silver equal to 2% of the Net Smelter Return.

•

royalties on the claims owned by Recursos equal to US$0.10 for every ton of ore extracted, until a maximum of US$2,000,000 is reached and production royalties equal to 1% of the Net Smelter Return.

•

Net Smelter Return is defined as the fair market value of all products less all costs, charges and expenses paid or incurred by the Company with respect to such products; including those incurred after such products leave the property.

Bacanuchi Property

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share.  $10,000 was advanced to the property owner for mining taxes.  The definitive purchase and sale agreement was completed in 2008 and the title has been registered with the authorities in Mexico.  The Exchange approved this transaction on July 12, 2007 and the shares were issued on April 11, 2008.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

5.

MINERAL PROPERTIES - CONTINUED

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon the discovery and economic recovery of ore reserves.  A breakdown of expenditures and carrying values by period is as follows:

	July 31, 2007	Expenditures for the period	December 31, 2007	Expenditures for the year	December 31, 2008
Santa Gertrudis Property
Acquisition costs	$ 5,407,041	$ -	$ 5,407,041	$ -	$ 5,407,041
Annual mining taxes	38,181	25,559	63,740	229,757	293,497
Assaying	-	-	-	52,738	52,738
Camp and general	-	72,236	72,236	219,096	291,332
Drilling	-	-	-	908,876	908,876
Environmental costs	2,409	-	2,409	10,020	12,429
Field costs	-	806	806	14,600	15,406
Foreign value added tax credit	120,072	27,776	147,848	286,910	434,758
Geology	7,477	45,397	52,874	551,166	604,040
Geophysical	27,496	67,562	95,058	438,775	533,833
Metallurgical consulting	-	-	-	5,646	5,646
Net smelter royalty payments	-	87,500	87,500	62,500	150,000
Office and administrative	12,218	105,320	117,538	12,444	129,982
Option payments	61,061	147,440	208,501	1,237,342	1,445,843
Resources calculation	-	8,223	8,223	103,702	111,925
Surface access fees	-	-	-	84,934	84,934
Travel	-	33,738	33,738	256,647	290,385
Wages	-	110,954	110,954	664,863	775,817
	5,675,955	732,511	6,408,466	5,140,016	11,548,482
Bacanuchi
Assaying	-	-	-	2,425	2,425
Geology	-	-	-	21,008	21,008
Geophysical	-	-	-	997	997
Mining property payments	13,387	-	13,387	-	13,387
Office and administrative	-	-	-	387	387
Option payments	10,673	-	10,673	200,000	210,673
Staking	-	-	-	26,351	26,351
Travel	-	-	-	3,824	3,824
	24,060	-	24,060	254,992	279,052
Total	$ 5,700,015	$ 732,511	$ 6,432,526	$ 5,395,008	$ 11,827,534

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

6.

EQUIPMENT

	December 31, 2008			December 31, 2007
	Cost	Accumulated amortization	Net book value	Net book value
Vehicle	$ 20,554	$ (5,529)	$ 15,025	$ 17,269
Office equipment	7,935	(1,086)	6,849	-
Exploration equipment	17,381	(1,376)	16,005	-
	$ 45,870	$ (7,991)	$ 37,879	$ 17,269

7.

SHARE CAPITAL

a) Authorized

The Company has authorized share capital of an unlimited number of common shares without par value.

b) Initial Public Offering

The Company filed its final prospectus on October 27, 2006, in order to offer to the public a minimum of 1,500,000 common shares at a price of $0.20 per share for total gross proceeds of $300,000. On December 12, 2006, the Company closed its IPO and the common shares of the Company began trading on the Exchange on December 14, 2006 under the symbol “DCP.P” as a Capital Pool Company.

Leede Financial Markets Inc., the agent for the Company’s IPO, was paid a corporate finance fee of $7,500 and a commission of $30,000 in cash and was issued 150,000 agent’s options with an exercise price of $0.20 per share, expiring on December 14, 2008, with a fair value of $18,977.  Another $18,183 was paid for other expenses related to the IPO. In July 2007, the 150,000 agent’s options were exercised.

c) Private Placements

On May 9, 2007, the Company closed the brokered portion of the private placement related to completion of its QT for gross proceeds of $3,250,000. This financing was arranged by Pacific International Securities Inc. (the “Agent”) who acted as the Agent for the brokered private placement. The Company issued 6,500,000 subscription receipts of the Company (the “Subscription Receipts”) at $0.50 per Subscription Receipt.

The Company closed the non-brokered portion of the private placement for gross proceeds of $2,950,000 on May 12, 2007 and issued 5,900,000 Subscription Receipts of the Company at $0.50 per Subscription Receipt.

The total gross proceeds from these two financings were $6.2 million and were released to the Company upon the completion of the QT.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

7.

SHARE CAPITAL - CONTINUED

c) Private Placements - continued

The Subscription Receipts were converted into a unit (a “Unit”) upon the closing of the QT. Each Unit consists of one common share and one half of a transferable common share purchase warrant. Each whole warrant allows the holder to purchase one additional share for a period of 24 months at $1.00.

As consideration for its services, the Agent received 455,000 Units as commission and was issued 650,000 agent’s warrants (the “Agent’s Warrants”) entitling the Agent to purchase 650,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $62,353.

The Company also paid a finder’s fee to Leede Financial Markets Inc. (the “Finder”) of $28,000 in cash and 80,000 Finder’s warrants entitling the Finder to purchase 80,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $7,674. Another $23,413 was paid for other expenses related to the private placements.

During the five months ended December 31, 2007, a total of 407,768 Agent’s warrants and Finder’s warrants were exercised. A fair value of $39,117 was recognized on these exercised warrants. Another 160,000 warrants were exercised at $1.00.

On December 21, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,500,000 by issuing 2,500,000 Units at $1.00 per Unit. Each Unit is comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $1.50 per common share.  $370,000 was received in January 2008.

During the year ended December 31, 2008, a total of 320,957 Agent’s warrants and Finder’s warrants were exercised. The Company recorded $30,838 in share capital in respect to these exercised warrants, an amount relating to the fair value recorded on the vesting of these warrants. Another 1,331,193 regular share purchase warrants were exercised at $1.00.

d) Escrow Shares

1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under all these escrow agreements, 10% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release. 2,016,340 shares have been released as of December 31, 2008, leaving a balance of 3,024,510 shares held in escrow.

379,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under this escrow agreement, 49% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release. 250,140 shares have been released as of December 31, 2008, leaving a balance of 128,860 shares held in escrow.

The total number of shares held in escrow at December 31, 2008 was 3,153,370.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

7.

SHARE CAPITAL - CONTINUED

d) Escrow Shares – continued

Subsequently, 756,127 shares were released, leaving a total of 2,397,243 shares held in escrow.

e) Performance Bonus Pool

The Company has reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of an independent NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million common shares of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

f) Stock Options

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

On December 14, 2006, the Company granted a total of 250,000 options to the directors with the closing of its IPO with an exercise price of $0.20 per share. During the five months ended December 31, 2007, 120,000 options at $0.20 per share were exercised.  A fair value of $18,051 was recognized on these exercised options. In addition, another 1,575,000 options at $0.50 per share were granted to the directors, officers, advisors and consultants with the closing of its Qualifying Transaction. These options are non-transferable and will expire on July 12, 2012.

The Company granted 150,000 agent’s options on December 14, 2006 upon the closing of its IPO which options were exercisable at $0.20 per share for a period of 24 months (Note 7(b)).  These options were exercised in July 2007.

During the year ended December 31, 2008, 75,000 options were granted to a consultant at an exercise price of $1.60 per share, expiring on January 15, 2013; 620,000 options were granted to directors, officers and consultants of the Company at an exercise price of $1.40 per share, expiring on June 17, 2013; and 300,000 options were granted to a director and a consultant of the Company at an exercise price of $1.35 per share, expiring on September 5, 2013.

During the year ended December 31, 2008, 45,000 options at $0.50 per share were exercised.  A fair value of $8,542 was recognized on these exercised options. Another 5,000 options at $0.50 cancelled. As of December 31, 2008, the Company had a total of 2,650,000 options outstanding, with exercise prices ranging from $0.20 to $1.60, expiring between December 14, 2011 and September 5, 2013.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

7.

SHARE CAPITAL - CONTINUED

f) Stock Options - Continued

Options outstanding at December 31, 2008 and 2007 were as follows:

	December 31, 2008				December 31, 2007
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value

Outstanding, beginning of period	1,705,000	$ 0.48	4.47	$ 0.48	1,825,000	$ 0.46	4.85	$ 0.46
Granted	995,000	1.40	4.50	1.40	-	-	-	-
Exercised	(45,000)	(0.50)	-	0.50	(120,000)	(0.20)	-	0.20
Cancelled	(5,000)	(0.50)	-	0.50	-	-	-	-

Outstanding, end of period	2,650,000	$ 0.82	3.86	$ 0.82	1,705,000	$ 0.48	4.47	$ 0.48

As at December 31, 2008, the Company had the following options outstanding:

Expiry Date	Number of Options	Exercise Price
December 14, 2011	130,000	$0.20
July 12, 2012	1,525,000	$0.50
January 15, 2013	75,000	$1.60
June 17, 2013	620,000	$1.40
September 5, 2013	300,000	$1.35

	2,650,000

g) Stock-based Compensation

The fair value of options reported as compensation expense has been estimated using the Black-Scholes Option Pricing Model using the following assumptions:

	Year ended December 31,2008	Five months ended December 31, 2007	Year ended July 31, 2007
Risk-free interest rate	3.00 – 4.45%	Nil	4.01 - 4.45%
Annualized volatility	108 – 117%	Nil	35 - 117%
Expected dividend yield	Nil	Nil	Nil
Expected option life in years	5 years	Nil	5 years

Based on these variables, stock-based compensation expense for the options vested during the year ended December 31, 2008 was $719,921 (five months ended December 31, 2007 - $Nil; year ended July 31, 2007 - $37,608).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

7.

SHARE CAPITAL - CONTINUED

g) Stock-based Compensation – Continued

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect fair value estimates and, therefore, it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock-option grants.

h) Warrants

Warrants outstanding at December 31, 2008 and 2007 were as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, July 31, 2007	7,157,500	$ 0.95	1.93

Granted	1,250,000	1.50	1.89
Exercised	(567,768)	0.68	-
Outstanding, December 31, 2007	7,839,732	1.06	1.51

Exercised	(1,652,150)	0.91	-
Outstanding, December 31, 2008	6,187,582	$ 1.10	0.50

As at December 31, 2008, the Company had the following warrants outstanding:

Expiry Date	Number of Warrants	Exercise Price
June 21, 2009	1,250,000	$1.50
July 5, 2009	1,275	$0.55
July 5, 2009	4,936,307	$1.00
	6,187,582

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

8.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company:

a)  incurred an expense of $7,000 (five months ended December 31, 2007 - $2,500; year ended July 31, 2007 - $4,000) for rent to a private company controlled by a director of the Company.

b)

incurred an expense of $135,000 (five months ended December 31, 2007 - $46,500; year ended July 31, 2007 - $6,500) for management and accounting services to a private company controlled by a director of the Company.

As at December 31, 2008, a total of $13,162 (December 31, 2007 - $16,718) was owed to a private company controlled by a director of the Company for accounting, management fees and rent.

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended December 31, 2008,

(a)

The Company issued a total of 992,266 common shares valued at $971,293 for option payments, a net royalty smelter purchase payment and a property acquisition payment (Note 5).

(b)

The Company issued 325,829 common shares valued at $509,475 for the first anniversary of the Qualifying Transaction payment of US$500,000 (Note 4).

(c)

The Company received interest income in cash for $180,349.

During the five months ended December 31, 2007,

(a)

The Company issued 21,739 common shares valued at $20,000 for on option payment (Note 5).

(b)

The Company received interest income in cash for $1,072.

During the year ended July 31, 2007,

(a)

The Company issued an aggregate of 5,250,000 common shares valued at $2,625,000 for the acquisition of First Silver, Recursos and Chuqui (Note 4).

(b)

The Company issued 379,000 common shares valued at $189,500 for a finder’s fee (Note 4).

(c)

The Company issued 455,000 common shares valued at $227,500 for the Agent’s commission (Note 7(c)).

10.

COMMITMENTS AND CONTINGENCIES

The Company is committed to pay US$15,000 each quarter to a private company for corporate development work for 12 months from July 6, 2008 to July 5, 2009.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

11.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	Year ended December 31, 2008	Five months ended December 31, 2007	Year ended July 31, 2007
Loss for the period	$ (1,662,520)	$ (109,613)	$ (182,488)

Expected income tax recovery	(507,069)	(37,378)	(62,866)
Non-deductible expenses	220,371	(36,092)	12,045
Impact of change tax rate	59,851	-	-
Unrecognized benefit of non-capital losses	226,847	73,470	50,821

Total income tax recovery	$ -	$ -	$ -

The significant components of the Company’s future income tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007
Future income tax assets (liabilities):
Non-capital loss carryforwards	$ 300,367	$ 187,081
Resource expenses	983,645	254,119
Impact of change in tax rate	(27,542)	(11,435)

Future income tax assets	1,286,470	429,765
Valuation allowance	(1,286,470)	(429,765)

Net future income tax assets	$ -	$ -

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2025 and 2028 as follows:

Year of Expiration	Non-Capital Loss

2025	$ 1,870
2026	265,968
2027	174,946
2028	640,388
$ 1,083,172

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

 12.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Total
Year ended December 31, 2008
Loss for the year	$(1,508,272)	$(154,248)	$(1,662,520)
Capital expenditures	$-	$4,399,045	$4,399,045

Five months ended December 31, 2007
Loss for the period	$(52,326)	$(57,287)	$(109,613)
Capital expenditures	$-	$717,968	$717,968

Year ended July 31, 2007
Loss for the year	$(180,803)	$(1,685)	$(182,488)
Capital expenditures	$-	$371,612	$371,612

As at December 31, 2008
Assets	$3,496,552	$12,255,569	$15,752,121

As at December 31, 2007
Assets	$7,052,490	$6,526,136	$13,578,626

13.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities and Due to MetalQuest Minerals Inc. approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

13.

FINANCIAL INSTRUMENTS – CONTINUED

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s amount receivable consists primarily of goods and services tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

14.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (see Note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral exploration expenditures are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

	December 31 2008	December 31 2007	July 31 2007
a) Assets
Mineral property costs under Canadian GAAP	$ 11,827,534	$ 6,432,526	$ 5,700,015
Less deferred costs expensed under U.S. GAAP	(11,827,534)	(6,432,526)	(5,700,015)
Mineral property costs under U.S. GAAP	$ -	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (1,662,521)	$ (109,613)	$ (180,488)
Mineral property costs expensed under U.S.GAAP	(5,395,008)	(732,511)	(5,700,015)
Net loss under U.S. GAAP	$ (7,057,529)	$ (842,124)	$ (5,882,503)

c) Deficit
Closing deficit under Canadian GAAP	$ (1,956,492)	$ (293,971)	$ (184,358)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(11,827,534)	(6,432,526)	(5,700,015)
Closing deficit under U.S. GAAP	$ (13,784,026)	$ (6,726,497)	$ (5,884,373)

d) Cash flows - Operating activities
Cash used in operating activities - Canadian GAAP	$ (240,281)	$ (710,847)	$ (111,462)
Loss under Canadian GAAP	1,662,521	109,613	182,488
Loss under U.S. GAAP	(7,057,529)	(842,124)	(5,882,503)
Non-cash exploration costs expensed under U.S. GAAP	1,023,413	32,963	5,328,403
Cash used in operating activities - U.S. GAAP	$ (4,611,876)	$ (1,410,395)	$ (483,074)

e) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (4,399,046)	$ (717,968)	$ (1,263,691)
Mineral property costs expensed under U.S. GAAP	4,371,596	699,548	371,612
Cash used in from investing activities - U.S. GAAP	$ (27,450)	$ (18,420)	$ (892,079)

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2008

16.

SUBSEQUENT EVENT

On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to MetalQuest in shares and issued 637,700 common shares at $0.50 per share to MetalQuest for 50% of the current portion due. The remaining US$250,000 will be paid on July 5, 2009, in cash or common shares at the Company’s discretion.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources Ltd.

Registrant

Dated: June 17, 2009

By /s/ Gregory E.McKelvey______________________

Gregory E. McKelvey, President/CEO/Director