Form 20-F/A
period 2008-12-31
ANIMAS RESOURCES LTD
filed 2009-08-10
CIK 1423468

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #1

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended December 31, 2008

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Index to Exhibits on Page 66

#

ANIMAS RESOURCES LTD.

FORM 20-F/A ANNUAL REPORT

FISCAL 2008 ENDED DECEMBER 31, 2008

Part III
Item 17	Financial Statements	66
Item 18	Financial Statements	66
Item 19	Exhibits	66

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

Corporate Activities

Animas was incorporated on June 29, 2006 in British Columbia under the name “Deal Capital Ltd.”. Deal was a capital pool company (“CPC”) and its stock was listed and began trading on the TSX Venture Exchange (the “Exchange”) on December 14, 2006 under the symbol “DCP.P”.

On July 13, 2007, the Company received the final approval from the Exchange for its Qualifying Transaction (“QT”) to acquire 100% interest of First Silver Reserve, S.A. de C.V. (“First Silver”) and Recursos Escondidos, S.A. de C.V. (“Recursos”) from MetalQuest Minerals Inc. (“MQ”) and 100% interest of Compania Minera Chuqui, S.A. de C.V. (“Chuqui”) from Sonora Copper LLC (“SCLLC”). Concurrently, the Company received approval for private placements of shares totaling $6.2 million and the name change to Animas. The Company began trading under its current name and trading symbol “ANI” as of July 16, 2007. The Company also changed its year end from July 31 to December 31.

In Fiscal 2008, the Company added to its property holdings in the Santa Teresa Mining District. The Company staked an additional 5,000 hectares near the Company’s Santa Gertrudis project, and in March, the Company acquired a 100% interest in the San Enrique and Greta properties which are adjacent to Santa Gertrudis. The two properties totaled 8,500 hectares, and consideration for the acquisition was the issuance of 307,429 common shares valued at US$450,000 to MetalQuest to purchase a 100% interest in the property. The acquisition also included an additional 3,887 hectares within the area that had been held by Metalquest and their joint-venture partners. In October, the Company acquired a 100% interest in two strategically located concessions within the Santa Teresa district. Under the agreement with Minera Lixivian, S.A. de C.V. (“Minera Lixivian”), the Company is required to issue common shares valued at US$228,000 and pay US$422,000 cash to Minera Lexivian in stages through April 2010. In October 2008, the Company issued 217,000 common shares valued at $1.11 per share and paid US$165,000 cash.

In January 2009, the Company announced it had reached tentative agreements with several of the property vendors to delay or defer property payments in 2009. These agreements include the Don Victor Juvera and the Lopez-Limon properties. The Company also restructured the purchase agreement with MetalQuest, which postpones the payments (which are at the option of the Company to pay in cash or common shares) until 2010. In consideration for the postponement of the payments, the Company issued MetalQuest 254,454 common shares. Animas also reduced its landholdings by dropping certain non-strategic parcels along the western edge of the Santa Gertrudis project.

In May 2009, Animas sold its Bacanuchi property to a private company. Consideration was the reimbursement of the Company’s payment of the mining taxes in 2009. If the Private Company completes a feasibility study on the property, US$1 million will also be paid to Animas. The Company also retains a 5% Net Profits Interest in the Bacanuchi property.

Exploration and Property Activities

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

Santa Gertrudis Property

Figure 4.1

Santa Gertrudis Property Location Map

Figure 4.2

Santa Gertrudis Property Map

Figure 4.3

Santa Gertrudis Property Total Drilling

Figure 4.4

Santa Gertrudis Property Thermal Zones

The Santa Gertrudis Property consists of 53 concessions totaling 56,153 hectares. The property is situated in the Santa Teresa District, Cucurpe. Imuris and Magdalena Municipalities, in northeastern Sonora State, Mexico. The approximate co-ordinates of the center of the property are UTM system 543800mE and 3388300mN (Zone 12, NAD 27).

The Santa Gertrudis property is without known reserves and the work being done by the Company is exploratory in nature.

How Acquired

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and options to purchase certain mineral claims. Of the 53 concessions which comprise the property, Animas currently has a 100% interest in 36 concessions, and the remaining 17 concessions are subject to four separate option agreements pursuant to which the Company may earn a 100% interest.

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

In addition to the above agreements, the Company also staked an additional 36,472 hectares on the northwest, west and southwest boundaries of the original concessions. Animas has a 100% interest in the staked acreage.

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

Concession Period and Taxes

Under the Mexican Mining Law, the concession corners are marked by surveyed monuments.  The new Mining Regulations, signed in February 2005 and put into effect in January 2006, provide for all concessions to be valid for a period of 50 years, provided the concessions remained in good standing.  Taxes, based on the surface area of the concession, are due in January and July.  The Company is current in payment of all these taxes which are estimated to total approximately US$140,000 in 2009.

Location, Access, Physiography, and Infrastructure

The property is located in northeastern Sonora State, Mexico.  It is located 170 kilometers south of Tucson, Arizona, 180 kilometers north of Hermosillo, Mexico and 40 kilometers east of the town of Magdalena de Kino.

Access is via 39 kilometers of gravel road which branches off the paved Magdalena-Cucurpe Highway about 23 kilometers southeast of Magdalena de Kino. Ranch, exploration and ore haulage roads provide excellent access throughout the property.

Elevations on the property vary from 1200 meters to 1700 meters, with gently rolling topography in the south and more deeply incised topography in the north.  The climate is semi-arid grassland, with some cacti and trees. The land is primarily utilized for cattle grazing. Summers are hot and winters are cool, with the rainy season occurring in July and August. Annual rainfall is 28 centimeters. Operations on the property can be conducted year-round.

Open-pit mining was conducted between 1991 and 2000 in the north-central portion of the property. These pits are now water-filed, and there are also waste piles and several leach pads. Several of the buildings used by the prior operators have been refurbished and is utilized as an exploration camp. Power lines run approximately 20 kilometers from the exploration camp, and water is available from permitted water wells. Supplies are available from nearby towns, as is skilled mining labor, as the area is a historic mining district.

Regional and Property Geology

The Santa Gertrudis Property is located in the Santa Teresa mining district with the Basin and Range physiographic province, in an area characterized by wide, alluvium-filled basins and north-trending ranges. The district contains approximately thirty known gold deposits which are hosted in rocks within the Upper Jurassic-Lower Cretaceous Bisbee Group clastic and carbonate units. These deposits occur in a northwest trending belt approximately 20 km long and up to 8 km wide. The district is structurally complex, and locally the rocks are strongly folded and faulted. Thrust faulting occurred mainly along bedding planes, and this faulting appears to displace gold mineralization. The majority of gold mineralization occurs within silicified fault and shear zones associated with the pre-mineralization faulting. Silicification generally occurs as quartz veins and fracture-controlled stockwork. The style of sedimentary rock hosted gold mineralization in the district is generally referred to as “Carlin-like” and is similar to deposits classified as distal-disseminated gold deposits.

The Cristina gold deposit is a unique deposit type within the district. The deposit is essentially an epithermal quartz stockwork gold system. There are several other mineral deposit types in the district, including gold-copper deposits in skarn, gold-bearing quartz vein deposits and placer gold deposits. In both the southeastern (Greta area) and southern (San Enrique area) of the district there are indications of intrusive systems of copper-molybdenium-silver.

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

Historic exploration drilling prior to Animas’ acquisition of interest totaled 2,187 drill holes totaling 221,194 meters. This includes 539 diamond drill holes totaling 53,925 meters and 1,648 reverse circulation holes totaling 167,269 meters. A total of 100 target areas were tested, but exploration was conducted to only generally shallow but variable depths of 150 meters around known deposits and 100 meters in other target areas.

Past work on the properties is extensive and most documentation is available for the Company to build their gold discovery program.

Exploration by Animas

The Company began exploration on the project in July 2007. Through its Mexican company Chuqui, Animas secured all the necessary surface access agreements from the local community and ranchers, permitting the Company to complete geologic and geophysical surveys throughout the district.

The Company created a digital database of the available data in order to re-process and model the previously acquired geophysical data using state-of-the-art 2D and 3D geophysical processing and computer modeling. This work was designed to identify new targets and defined possible feeder zones for the known gold deposits.  The Company completed approximately 128 line-miles of 100-meter pole-dipole Induced Polarization/Resistivity (IP/R) survey in the northern part of the district, with some detailed surveys in specific areas of interest, and covered about 30 square kilometers of reconnaissance Induced Polarization/Resistivity (RIP) in gravel covered areas in the western part of the district.  Extensive historic geophysical data (ground & airborne) was available, which is being reprocessed and integrated with the newly acquired geophysical database.

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

The extensive geochemistry from the property outlines an area of anomalous gold that is at least 18-kilometer long in a northwest-southeast direction and about six kilometers wide.  The width of the geochemical anomalies may be wider since there is post-mineralization gravel cover (alluvium) to the southwest and northeast.  Arsenic concentrations are commonly associated with the gold anomalies, but with wider distribution.  There are several zones with associated anomalous, although more erratic, antimony, mercury, lead, and zinc.  This is a geochemical distribution pattern that is also evident in drill holes.  The wider distribution of pathfinder trace elements enhances the targeting.  A zone of anomalous arsenic, with associated trace elements, in favorable lithologic units and structural ground preparation may suggest that areas of gold concentration are near.  Many of these anomalies have not been drilled, or are insufficiently tested by drilling.

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

In 2008, the Company conducted a 25 hole drill program on the property. The program was designed primarily to test: a) off-sets of mineralized areas within the known gold deposits, b) one deep test of the Mirador hornfels-IP/R anomaly, and c) two holes in gravel covered areas in the western part of the district at the Gravas target.

25 drill holes were completed in the following areas:

·

Corral - Three offset diamond holes were drilled to test for western extensions of known mineralization, in areas of favorable stratigraphy/

·

Mirador - Three diamond drill holes were completed in the Mirador area; two shorter holes exploring under the previously identified gold mineralization and a 486 meter hole following up zones of intense stockwork veining in biotite hornfels. The area is part of a 1.5 by 1 Kilometer zone of quartz sericite alteration, surface gold in rock anomalies and iron oxides after sulfides

·

Amelia - Three diamond drill holes at Amelia were drilled that were designed to test southwest extensions of the known Amelia gold mineralization. As at Mirador, the drilling verified the surface evidence of a larger area of more intense alteration and veining.

·

Berta - Four diamond drill holes were completed at Berta, the surface site of the old mine office and facilities. The area has indications of oxidized gold bearing sediments at the surface.

·

Offset holes at Camello (1 hole), Pirinola (4 holes), Real Viejo (2 holes), and Santa Teresa (2 holes) were completed. These holes were designed to offset known mineralization. The extension of the mineralization at Dora was tested with one hole and appears to be verifying the geophysical evidence that Dora south to Cora may well be yet another of the larger higher-temperature hydrothermal centers.

·

Two holes were completed under gravel cover to test two geophysical anomalies. One hole encountered a weakly altered intrusive and the second a section of sedimentary rocks. Targeted using geophysics, both favorable host rocks and intrusive are buried by the relatively thin post-mineral gravels.

The hole at Camello (ARCM-001) is an example of how a seemingly insignificant interval of gold can identify an important target.  ARCM-001 encountered 3.5 meters that averages 0.550 gpt Au at the bottom of the hole (226.60 meters).  Mineralization is contained with carbonaceous-pyritic siltstone with an associated arsenic and zinc anomaly.  The hole is also at the margin of a large IP/R anomaly.  The implication is that the hole encountered the southwest margin of a much larger mineralized area that will require additional drilling to evaluate.  One historic hole drilled deep enough in the southwest area on the margin of this anomaly also encountered 19.5 meters of 1.45 gpt Au and ended in mineralization.  There are three smaller past producing pits on the margins of the anomaly and the Ruben pit that produced 6,418 ounces from rock that had an average grade of 3.85 gpt Au.

One Sta. Teresa hole (ARST-002) encountered 26.60 meters that averages 1.405 gpt Au starting at 90.20 meters, including an 8.15-meter interval of 3.88 gpt Au.  Two holes in the Berta area encountered 8.50 meters each of 2.987 and 2.814 gpt Au.  These three holes are sufficiently mineralized to require follow-up drilling.

One of the Gravas holes (ARGA-001) encountered anomalous gold (3.0 meters of 0.243 gpt Au) in a buried diorite intrusive with anomalous trace elements associated with a RIP anomaly under gravel cover.  This clearly indicates that there are gravel covered gold systems in the district and the periphery of this gold bearing intrusive is considered a prospective area to host gold deposits.

While the 2008 drilling program did not produce what can be currently be considered a “discovery hole” for a new gold deposit, it did accomplish several important benchmarks, including adding substantially to the understanding of the geology and mineralization controls in the district. The developing geological model is being verified by drilling, and will be used and improved during future exploration programs.  While much of the known gold mineralization is hosted in sedimentary rocks and have many features consistent with Carlin-like gold deposits, the weight of evidence indicates that they are in the distal part of a much larger system, or systems.

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

i.

Numerous untested gold and trace element anomalies occur within an area of approximately 160 square kilometers (20-kilometers. by 8-kilometers).

Assaying and Quality Assurance /Quality Control (QA/QC) Program

Split core samples were prepared and analyzed at Skyline Assayers & Laboratories in Tucson, Arizona and at Assayers Canada in Vancouver, British Columbia. Prepared standards and duplicates were inserted at the project site to monitor the quality control of the assay data. Analyses for gold was by one assay ton fire assay with an AA finish, and an additional one assay ton gravimetric fire assay for samples containing more that 3g Au/t in the original assay. Multi-element analyses were by aqua regia leach analyzed by ICP/OES for 34 elements.

As part of the 2008 Santa Gertrudis drilling program, a limited Quality Assurance/Quality Control (QA/QC) program was implemented to insure that reliable analytical results were obtained. The QA/QC work consisted of inserting standards into the sample stream, in-lab pulp duplicate analyses, and quarter-core replicate samples from three core holes. In addition to the standards, the laboratories routinely analyzed blind duplicates samples about every 10th sample. Samples to assay in duplicate were selected by the lab and reported on the assay certificates. As analytical results were received the quality controls were reviewed before analyses were released for distribution. The protocol established at the start of drilling was that if any control data failed to meet a minimum standard, the lab was requested to re-analyze the batch in question. A total of 229 standard and 231 pulp duplicate analyses were completed. The pulp duplicate samples showed excellent reproducibility with only one duplicate above a gold grade of 0.25g Au/t having more than a 10% difference with the original pulp.

As a further check on quality, nineteen mineralized intervals within holes ARCO-001, 002, and 003 were quartered and submitted for assay at the end of the drilling program. The original assays on half core were conducted by IPL and the assays for the quartered core were performed by Assayers Canada. Both labs are located Vancouver, B.C. . As a check on these results, the two sets of pulps were sent to American Assay Lab in Reno, Nevada for re-assay.

Future Exploration

Exploration work performed by prior operators, as well as follow-up work and new exploration conducted by Animas, has identified numerous targets for further exploration. The highest priority targets are associated with a string of identified deposits over a 3.5 kilometer length in the center of the district. These targets are all characterized by favorable lithology and structural setting, strong surface alteration and geochemistry, and anomalous geophysical signatures. The majority of drilling within these targets has only tested the upper 100 meters vertically beneath the surface.

The current priority targets are:

·

El Toro - Camello:  The target covers a 500 by 400 meter area beneath four small oxide deposits that records indicate produced over 40,000 ounces of gold. Geophysical data indicates a possible large sulphide body beginning at a depth of 150 meters from surface.

·

Camello - Gregorio:  The target covers an area of 1,200 by 500 meters and is similar in geology to the El Toro - Camello target. The past production from the area is small, but geophysical data indicates the possibility of a large sulphide body at depth.

·

Mirador Gold Skarn:  Minor past gold production is associated with a 1,200 by 600 meter of contact metamorphic hornfels alteration. Drill-intersected retrograde alteration and well-defined geophysical anomalies indicate a possible sulfide-rich skarn environment at depth.

Other large-tonnage targets include the Dora-Cristina trend, and the Greta hornfels areas. The San Enrique and Greta properties include the Greta portion comprising 954 hectares located nine kilometers southeast of the main past-producing gold properties at Santa Gertrudis.  Several near-surface bulk tonnage potential gold occurrences were outlined by previous operators on the Greta property, including the La Gloria, Greta, Ontario, Tracy, and El Tigre.  The Greta property is also considered to have excellent potential for hosting deeper, high-grade Carlin-style mineralization due to the spatial coincidence of several favorable geological, structural, geochemical, and geophysical criteria.

Several resource expansion targets have also been identified for further exploration. At Cristina, evaluation of the historic drilling and geophysical data indicates that the Cristina mineralization is open and could extend to the south and west. Other similar targets include the Dora Extension, Maribel Northwest, Berta West, Lixivian, El Toro Northwest, and El Corral Northwest. All these areas have moderate to strong hematite-goethite staining, variable argillization and quartz veining in outcrop, and anomalous gold in rock chip samples. Only limited drilling has previously tested these targets.

Going forward, the exploration program will include:

·

Continuing geological mapping and sampling in the southeastern portion of the district to identify larger target areas;

·

Completing the re-interpretation of the geochemical and geophysical surveys to assist in project identification and drill hole selection;

·

Completing the initial NI43-101 report that will contain new or updated resource estimates for several of the gold deposits;

·

Implement cost saving measures that do not jeopardize advancing the program given the recent financial crisis around the globe and the Company’s primary goal of conserving cash; and

·

Developing and implementing a new drill program to test the several large targets identified during the first phase of the Company’s exploration program.

The Company is currently finalizing its plans for a 2009 drill program on the highest priority targets. Funding for the planned program is expected to be raised through the private placement of common shares during fiscal 2009. The size and timing of the program will be dependent upon the amount of money raised through the sale of common shares which is anticipated to be approximately $1,500,000 to $2,000,000.

Bacanuchi (formerly known as the Shirley) Property

Gold Exploration in Bacanuchi Area of Northern Mexico

The Company entered into a letter of intent dated 6/18/2007, with the owner of the Bacanuchi Property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share.  $10,000 was advanced to the property owner for mining taxes.  The definitive purchase and sale agreement was completed in April 2008 and the title has been registered with the authorities in Mexico.  The TSX Venture Exchange approved this transaction on 7/12/2007; and the shares were issued on 4/11/2008.

Bacanuchi Concession and Infrastructure
Bacanuchi Property
294.7 sq. Km.
N
S
W
E
El Derrumbadero
Palmital
La Fortuna
El Cajon
Las Carpitas
Ojo de Agua
Los Alamos
La Puerta
Las Mercedes
Bacanuchi
La Virgen
San Antonio
Santa Elena
1600
555000
560000
565000
570000
575000
580000
585000
0 0,5 1 2 3 4
Kilometers

The property consists of 274 square kilometers in the Bacanuchi area in northern Sonora, Mexico, located 25 kilometers northeast from the Company’s Santa Gertrudis Property and 35 kilometers south of Cananea, a large porphyry copper deposit owned by a third party located 40 kilometers south of the US/Mexico border.

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

The property is within the highly productive Larimide trend of major copper deposits in northern Sonora and represents an opportunity for covered porphyry and base metal deposits.  This is a prospect that could generate interest from potential joint venture partners.  The Company geological team is very familiar with the project area.

Subsequent to the fiscal 2008 year-end, the Company sold the Bacanuchi property in April 2009 for the reimbursement of the Company’s payments on the mining taxes in 2009, a conditional future payment of US$1 million upon a feasibility study being completed and a 5% Net Profits Interest.

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

DEAL CAPITAL LTD.

FINANCIAL STATEMENTS

July 31, 2006

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Directors of Deal Capital Ltd.

We have audited the balance sheet of Deal Capital Ltd. as at July 31, 2006 and the statements of operations and deficit and cash flows for the period from incorporation on June 29, 2006 to July 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and the results of its operations and cash flows for the period from incorporation on June 29, 2006 to July 31, 2006 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

September 13, 2006

except as to the Subsequent Events note, which was as at May 30, 2007

DEAL CAPITAL LTD.

Balance Sheet

As at July 31, 2006

A S S E T S
Current
Cash	$ 100,000
Amounts receivable	84
$ 100,084

L I A B I L I T I E S
Current
Accounts payable	$ 1,954

S H A R E H O L D E R S' E Q U I T Y

Share capital (Note 4)	100,000
Deficit	(1,870)
98,130
$100,084

Approved by the Board of Directors:

“Winnie Wong”	“Mark T. Brown”
Winnie Wong	Mark T. Brown

DEAL CAPITAL LTD.

Statement of Operations and Deficit

For the Period from Incorporation on June 29, 2006 to July 31, 2006

Expenses
Legal	$ 1,870

Net loss for the period	(1,870)
Retained earnings – beginning of period	-
Deficit - end of period	$ (1,870)

DEAL CAPITAL LTD.

Statement of Cash Flows

For the Period from Incorporation on June 29, 2006 to July 31, 2006

Cash Provided By (Used For):
Operating Activity
Net loss for the period	$ (1,870)
Changes in non-cash working capital items:
Increase in accounts payable	1,954
Increase in amounts receivable	(84)
Net cash used in operating activities	-

Financing Activity
Proceeds from issuance of share capital	100,000

Net cash provided during the period	100,000
Cash - beginning of period	-
Cash - end of period	$ 100,000

DEAL CAPITAL LTD.

Notes to the Financial Statements

July 31, 2006

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006 under the Business Corporations Act of British Columbia.  Since incorporation, the Company’s sole activity has been the preparation of a prospectus to become listed on the TSX Venture Exchange (the “Exchange”) as a “Capital Pool Company” as defined in the Exchange’s Listing Policy 2.4.

As a Capital Pool Company, the principal business of the Company is to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange.  Until the completion of such a Qualifying Transaction (“QT”), as defined under Exchange Listing Policy 2.4, the Company will not carry on any business other than the identification and evaluation of assets or businesses in this connection.  The Company does not have business operations or assets other than cash, and has no written or oral agreements for the acquisition of an asset or business at this time.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company is recently incorporated, has no source of operating revenues and its capacity to operate as a going concern in the near-term will likely depend on its ability to continue raising equity financing, to complete an initial public offering as described below, and to ultimately complete a QT.  In addition, the Exchange may suspend from trading or de-list the common shares of the Company where it has failed to complete a QT within 24 months of its date of listing.

2.

SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Company to date are as follows:

Loss per share

The Company use the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Stock based compensation plan

The Company has a stock option plan as described in note 3(c) and will account for all stock-based compensation arrangements entered into on or after June 29, 2006 using the fair value method, under which compensation expense is recorded based on the estimated fair value of the options as determined at the date of grant.

DEAL CAPITAL LTD.

Notes to the Financial Statements

July 31, 2006

3.

SHARE CAPITAL

a)

Authorized:

Unlimited number of common shares without par value

a)

Issued:

	Number of Shares	Amount
Seed shares *	1,000,000	100,000
Balance as at July 31, 2006	1,000,000	$ 100,000

* These 1,000,000 shares are to be placed in escrow upon the successful application of the Company as a Capital Pool Company.  The release of these shares from escrow is on a time basis, as to 10% upon the completion of a QT and an additional 15% every six months thereafter over a period of three years.

c)

Stock Options:

The Company has established a stock option plan for its directors, officers, and technical consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.  Subject to regulatory approval, the Company agreed to grant options to acquire up to a total of 250,000 common shares to the directors and officers of the Company contemporaneous with closing of its initial public offering, which options are exercisable at $0.20 per share.  These options are non-transferable and will expire on the fifth anniversary of their date of issue if unexercised.

4.

INITIAL PUBLIC OFFERING

The Company has signed an agreement with Leede Financial Markets Inc. to act as agent for its initial public offering.  Subsequent to July 31, 2006, the agent was paid 50% of its corporate finance fee of $7,500 and an additional $5,000 deposit on account of expenses.  Upon completion of the initial public offering, the agent will be paid 10% commission in cash and will receive agent’s options to purchase 150,000 common shares at $0.20 per share exercisable within 24 months of the listing date.

The Company intends to file a prospectus with the British Columbia and Alberta Securities Commissions in order to offer to the public in British Columbia and Alberta a minimum of 1,500,000 common shares at a price of $0.20 per share for total gross proceeds of $300,000.

Subsequently, the Company filed its final prospectus with the British Columbia and Alberta Securities Commissions on October 27, 2006, in order to offer to the public in British Columbia and Alberta a minimum of 1,500,000 common shares at a price of $0.20 per share for total gross proceeds of $300,000. The final MRRS decision document was issued on October 30, 2006.  On December 12, 2006, the Company closed its IPO and the common shares of the Company began trading on the Exchange on December 14, 2006.

Leede Financial Markets Inc., the agent for the Company’s IPO, was paid a corporate finance fee of $7,500 and a commission of $30,000 in cash and was issued 150,000 agent’s options with an exercise price of $0.20 per share, expiring on December 14, 2008, with a fair value of $18,977.  Another $18,183 was paid for other expenses related to the IPO.

DEAL CAPITAL LTD.

Notes to the Financial Statements

July 31, 2006

5.

SUBSEQUENT EVENTS

The Company signed a Letter of Intent on February 13, 2007 with Sonora Gold Corporation (“SGG”), a TSX Venture Exchange company (TSXV: SGG.V), to acquire 100% of its two Mexican subsidiaries, First Silver Reserve, S.A. de C.V. (“First Silver”) and Recursos Escondidos, S.A. de C.V. (“Recursos Escondidos”).  In addition, the Company also signed a Letter of Intent on February 13, 2007 with Sonora Copper LLC (“SCLLC”), a privately owned U.S. company, to acquire 100% of its Mexican subsidiary Compania Minera Chuqui S.A. de C.V. (“Chuqui”). Together, these companies control the Santa Gertrudis Gold Project (“SG Project”) in Northern Mexico. These acquisitions will constitute the Company’s Qualifying Transaction (“QT”).  Both SGG and SCLLC are arm’s length to the Company.

On February 13, 2007, the Company paid a non-refundable deposit of $25,000 to SGG for the acquisition of its 100% interest in First Silver and Recursos Escondidos, and will pay US$650,000 and issue 1,500,000 common shares of the Company, subject to an escrow agreement, upon closing of the QT. Three more payments of US$500,000 will be paid in cash or common shares, at the option of the Company, on the first, second and third anniversary dates. Subsequent to the period end, the Company paid SGG US$20,000 to extend the closing date to June 30, 2007.

For the acquisition of the 100% interest in Chuqui, the Company advanced a refundable deposit of $50,000 subsequent to the period end, will pay SCLLC $150,000 in cash and will issue 3,750,000 common shares to SCLLC’s members, subject to escrow agreements with certain members of SCLLC upon closing of the QT. Chuqui holds several claims outright, and also has an agreement with certain local Mexican contractors (“Lopez-Limon”) to acquire its share of the SG Project.  The amended agreement with Lopez-Limon calls for a total of US$2,000,000 over the next three years, beginning on June 1, 2007. Upon closing of the QT, the Company will reimburse SCLLC for the June 1, 2007’s payment of US$50,000, assume SCLLC’s future payments to Lopez-Limon, and acquire its interest upon completing the payments.

The common shares of the Company to be issued to SGG and the members of SCLLC will be subject to escrow and/or hold periods in accordance with the policies of the TSX Venture Exchange and applicable securities laws.

A finder’s fee will be paid in accordance with the Exchange’s finder’s fee guidelines. This fee will be paid in common shares of the Company, to an arm’s length party, for the acquisition of First Silver and Recursos Escondidos. These shares will be issued over the same time period as the acquisition payments, subject to various conditions.

The Company will establish a management performance bonus plan (“Bonus Plan”) to reserve 2 million common shares for future issuance to certain recipients of the Bonus Plan, contingent upon the completion of an NI 43-101 compliant geological resource report where the delineated resource is greater than 2.7 million gold equivalent ounces, subject to various conditions. The first 1 million of these common shares will be issued upon the expansion of the measured and indicated gold equivalent resource to 1.7 million ounces.

On May 9, 2007, the Company closed the brokered portion of the private placement for gross proceeds of $3,250,000. This financing was arranged by Pacific International Securities Inc. (the “Agent”) who acted as the Agent for the brokered private placement. The Company issued 6,500,000 subscription receipts of the Company (the “Subscription Receipts”) at $0.50 per Subscription Receipt.

DEAL CAPITAL LTD.

Notes to the Financial Statements

July 31, 2006

5.

SUBSEQUENT EVENTS, Continued

The Company also closed the non-brokered portion of the private placement for gross proceeds of $2,950,000 on May 12, 2007 and issued 5,900,000 Subscription Receipts of the Company at $0.50 per Subscription Receipt.

The total gross proceed for these two financings was $6.2 million which has been deposited into escrow pending the completion of the Company’s previously announced QT.

Each Subscription Receipt will be exercisable for no additional consideration into one unit of the Company (a “Unit”) upon the meeting of the release conditions (the “Release Conditions”), which includes obtaining conditional approval to the QT from the Exchange.  Each Unit shall consist of one common share and one-half of a transferable common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant shall be exercisable into one additional common share of the Company at an exercise price of $1.00 per common share for a period of two years from the date the Release Conditions are met. Upon the Release Conditions being met, the gross proceeds from the private placements will be released from escrow to the Company. If the Release Conditions are not met by July 11, 2007, the proceeds will be returned to the Agent and the subscribers and the Subscription Receipts will then be cancelled.

In consideration for its services for the brokered private placement, the Agent is entitled to receive a cash commission equal to $227,500 and was issued 650,000 Agent’s warrants (the “Agent’s Warrants”) entitling the Agent to purchase 650,000 common shares at an exercise price of $0.55 per share for a period of two years from the date the Release Conditions are met. In addition, the Agent received a $25,000 fee (the “Agent’s Fee”) at the closing of the private placement. The cash commission has been deposited into escrow and will be released to the Agent, net of the Agent’s Fee, only if the Release Conditions are met. Similarly, the Agent’s Warrants are only exercisable following the date the Release Conditions are met. The Agent will be entitled to convert its cash commission into Units of the Company once the funds are released to the Company.

For the non-brokered portion of the private placement, the Company has agreed to pay a finder’s fee to Leede Financial Markets Inc. of $28,000 in cash and 80,000 Finder’s Warrants entitling the finder to purchase 80,000 common shares at an exercise price of $0.55 per share for a period of two years from the date of the Release Conditions are met. The cash commission has been deposited into escrow and will be released to the finder only if the Release Conditions are met. Similarly, the Finder’s Warrants are only exercisable following the date the Release Conditions are met.

All securities issued pursuant to the brokered private placement have a hold period expiring on September 9, 2007 and all securities issued pursuant to the non-brokered private placement have a hold period expiring on September 12, 2007.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources Ltd.

Registrant

Dated: August 6, 2009

By /s/ Gregory E.McKelvey______________________

Gregory E. McKelvey, President/CEO/Director