Form 20-F
period 2009-12-31
ANIMAS RESOURCES LTD
filed 2010-07-13
CIK 1423468

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended December 31, 2009

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	37,021,735

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

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

Index to Exhibits on Page 75

ANIMAS RESOURCES LTD.

FORM 20-F ANNUAL REPORT

FISCAL 2009 ENDED DECEMBER 31, 2009

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	73
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	73
Item 15	Controls and Procedures	73
Item 16	Reserved	73
Item 16A	Audit Committee Financial Expert	73
Item 16B	Code of Ethics	74
Item 16C	Principal Accountant Fees and Services	74
Item 16D	Exemptions from the Listing Standards for Audit Committee	74
Item 16E	Purchases of Equity Securities by the Company and Affiliated Purchasers	74

Part III
Item 17	Financial Statements	75
Item 18	Financial Statements	75
Item 19	Exhibits	75

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

BUSINESS OF ANIMAS RESOURCES LTD.

Animas Resources Ltd. is principally a natural resource company engaged in the acquisition and exploration of mineral properties.  Its primary properties are the Santa Gertrudis Property in northern Mexico, the optioned Golden Arrow and Kinsley Mountain properties in Nevada.

There are no known proven reserves of minerals on Animas property.  Animas does not have any commercially producing mines or sites, nor is Animas in the process of developing any commercial mines or sites.  Animas has not reported any revenue from operations since incorporation.  As such, Animas is defined as an “exploration-stage company”.  Animas is aware of the current conditions in the financial markets and has planned accordingly.  Animas current treasury and $1.5 million in working capital at March 31, 2010 will allow continuing exploration efforts and resource definition work through Fiscal 2010.  If market conditions prevail or improve, Animas will make adjustments to budgets accordingly.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders.  We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.  These factors and others are set forth in more detail in the sections entitled “Risk Factors” in Item #3D, “Business Overview” in ITEM #4B, “Property, Plant and Equipment” in ITEM #4D and “Operating and Financial Review and Prospects” in ITEM #5.3

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

On 9/10/2007, the Company changed its fiscal yearend from July 31st to December 31st.

Accordingly, the selected financial data of the Company for Fiscal 2009 Ended 12/31/2009, Fiscal 2008 Ended 12/31/2008, and the Five Months Ended 12/31/2007 was derived from the consolidated financial statements of the Company that were audited by DeVisser Gray LLP, independent Chartered Accountants, as indicated in their audit reports which are included elsewhere in this Annual Report.   The financial statements for Fiscal 2007 Ended 7/31/2007 and Fiscal 2006 Ended 7/31/2006 were audited by DeVisser Gray LLP, independent Chartered Accountants, as indicated in their audit report which are not included in this Annual Report.

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

Table No. 1
Selected Financial Data
	Audited	Audited	Audited	Audited	Audited
	Fiscal 2009	Fiscal 2008	Five Months	Fiscal 2007	Fiscal 2006
	Ended	Ended	Ended	Ended	Ended
	12/31/2009	12/31/2008	12/31/2007	7/31/2007	7/31/2005
		(Restated)	(Restated)
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($1,869,240)	($1,638,520)	$70,387	($182,488)	($1,870)
Net Income (Loss)	($1,869,240)	($1,638,520)	$70,387	($182,488)	($1,870)
Basic/Diluted (Loss) Earnings Per Share	($0.06)	($0.06)	$0.00	($0.06)	($0.00)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	32,550,136	26,532,405	21,447,039	3,273,792	1,000,000
Period-End Shares O/S	37,021,735	27,358,752	24,343,507	21,134,000	1,000,000
Working Capital	$2,333,088	$2,823,688	$6,543,518	$4,549,739	$98,130
Mineral Properties	$17,126,989	$13,927,534	$8,532,526	$5,700,015	$0
ST Due to MetalQuest	$524,700	$611,400	$491,000	$529,550	$0
LT Due to MetalQuest	$262,350	$611,400	$982,000	$1,059,100	$0
Shareholder’s Equity	$17,506,253	$14,281,701	$12,191,313	$9,190,654	$98,130
Total Assets	$20,145,452	$17,516,952	$15,678,626	$10,899,729	$100,084
US GAAP
Net Income (Loss)(1)	($5,243,695)	($7,057,528)	($829,161)
Net Income (Loss) Per Share	($0.16)	($0.27)	($0.04)
Mineral Property Interests	$0	$0	$0
Shareholders’ Equity	$2,100,264	$2,250,167	$5,578,787
Total Assets	$3,018,463	$3,589,418	$7,146,100

(1) Cumulative Net Loss to 12/31/2009 under US GAAP was ($19,027,720).

(2) Certain comparative figures have been re-stated and reclassified in order to conform to the current year’s financial statement presentation.

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
June 2010		1.16	1.08	1.16
May 2010		1.07	1.01	1.15
April 2010		1.02	1.00	1.01
March 2010		1.04	1.02	1.02
February 2010		1.07	1.04	1.05
January 2010		1.07	1.03	1.06
December 2009		1.07	1.04	1.05
Fiscal Year Ended 12/31/2009	1.14	1.29	1.03	1.05
Fiscal Year Ended 12/31/2008	1.07	1.30	0.97	1.22
Five Months Ended 12/31/2007	1.09	1.19	0.92	0.99
Fiscal Year Ended 7/31/2007	1.12	1.19	1.03	1.07
Fiscal Year Ended 7/31/2006	1.15	1.22	1.10	1.13

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

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  During Animas FY2009 Ended 12/31/2009, the Company’s net loss was ($1,869,240).  The Company’s accumulated deficit at 12/31/2009 was ($3,621,731).  The Company’s cash position was $2,962,676 and the Company’s working capital position was $2,333,088.  Subsequent to fiscal yearend, the Company raised $1.4 million in a private placement.  The Company is aware of the current conditions in the financial markets and has planned accordingly by reducing its operation costs and its holding costs on the properties.  The Company’s current treasury will allow continuing exploration efforts and resource definition work throughout 2010.  If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

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

None of Animas properties have advanced to the commercial production stage and Animas has no history of earnings or positive cash flow from operations. Animas does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to Animas has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.

As of 6/30/2010, Animas had 3,445,000 stock options outstanding and 6,055,000 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 41,544,684 (as of 6/30/2010) to 51,044,684.  This represents an increase of 23% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Animas Stockholders.

Because the success of Animas is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  As of 6/30/2010, there were 3,445,000 stock options outstanding, which, if exercised, would result in an additional 3,445,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Animas Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”).

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Animas Could Be In An Amount Great Enough to Force Animas to Cease Operations.

The current and anticipated future operations of Animas, including further exploration activities require permits from various Federal and State governmental authorities in Mexico and the United States.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

The Shareholder Rights Plan May Discourage Certain Types of Take-over Bids and May Render More Difficult a Merger, Tender Offer, or Assumption of Control by the Holders of a Large Block of Securities of the Company or the Removal of Incumbent Management

The Company’s shareholder rights plan, as adopted by the Board of Directors and approved by the Shareholders at the Annual General Meeting held on 6/9/2009, may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire control of, Animas.  The shareholder rights plan could limit the price that investors might be willing to pay in the future for shares of our common shares.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Animas and Shareholders Could Find It Difficult to Sell Their Stock.

Animas common shares are subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Animas is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Animas business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Animas growth will depend, on the efforts of its Senior Management, particularly its President/CEO/Director, Gregory E. McKelvey; its Chief Financial Officer, Winnie Wong; its VP Exploration, John R. Wilson; and its Board of Directors that includes Mark T. Brown, Gregory McKelvey, Dr. Hugh Miller and Donald Ranta.  Animas does not carry key-man insurance on any individuals.  Under the terms of management contracts: Mr. McKelvey is paid US$11,000 monthly; and Mr. Wilson is paid US$6,000 monthly.  Pacific Opportunity Capital, a private company controlled by Mark T. Brown, is paid for administrative and accounting services; during the Fiscal 2009 Ended 12/31/2009, POC was paid $136,300.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Animas.  Animas is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  One of the Company's directors is a resident of Canada, and all or substantial portions of the Company’s assets are located outside of the United States, predominately in Canada and Mexico.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada or Mexico (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

The authorized capital of the Company consists of an unlimited number of common shares without par value.  As of 12/31/2009, the end of the latest completed fiscal year, there were 37,021,735 common shares issued and outstanding.  On 6/30/2010, there were 41,544,684 common shares issued and outstanding.

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

Fiscal Year / Period	Nature of Share Issuance	Number of Securities	Gross Amount
2009 Ended 12/31/2009	Property Acquisition (QT)	637,700	$318,849
	Property Options/NSR Payments/NSR	576,508	$258,562
	Private Placements	8,335,000	$3,572,250
	Exercise of Warrants	113,775	$68,201
2008 Ended 12/31/2008	Property Acquisition (QT)	325,829	$509,475
	Property Options/NSR Payments/NSR	992,266	$908,793
	Exercise of Stock Options	45,000	$22,500
	Exercise of Warrants	1,331,193	$1,331,193
	Exercise of Agent/Finder Warrants	320,957	$176,526
2007 Ended 12/31/2007	Private Placements of Units	2,500,000	$2,500,000
	Exercise of Options/Warrants	687,768	$408,272
	Property Acquisition	21,739	$20,000

Capital Expenditures

Fiscal Year / Period	Capital Expenditures	Purpose
2009 Ended 12/31/2009	$3,250,318	Property Exploration
2008 Ended 12/31/2008	$4,371,595	Property Exploration
	$27,450	Purchase of Equipment
2007 Ended 12/31/2007	$699,548	Property Exploration
	$18,420	Purchase of Equipment

Plan Of Operations

Source of Funds for Fiscal 2010, Ending December 31st.  The Company’s primary source of funds since incorporation has been through the issuance of common shares.  At the end of Fiscal 2009, the Company had cash of $3.0 million; and as of 3/31/2010, the Company had cash of $2.1 million.  At 6/30/2010, outstanding share purchase warrants from previous financings, with exercise prices ranging from $0.55 to $0.85, if exercised, would raise an additional $4,272,250.  As of 6/30/2010, outstanding stock options with exercise prices ranging from $0.20 to $1.60, if exercised, would raise an additional $2,904,100.  There is no guarantee that the warrants or the options will be exercised.  The Company recently completed a private placement of $1.4 million.  Management believes that with the cash the Company currently has on hand and with the potential exercise of the share purchase options and share purchase warrants, the Company will be able to fund its expenditures through the end of Fiscal 2010.

Use of Funds for Fiscal 2010, Ending December 31st.  For Fiscal 2010, the Company estimates that it might expend approximately $358,000 on general/administrative expenses.  During Fiscal 2010, the Company estimates that it might expend approximately $3.1 million on property acquisition/exploration expenses, including property evaluation costs prior to acquisition.

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

In December 2009, the Company signed a letter of intent for an option to acquire up to an 80% interest in the Ariel porphyry copper concessions. The terms of the option are as follows:  $275,000 in cash payments and $3,500,000 in exploration expenditures through December 2014.  Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company can earn a further 15% interest for a total of 80%.  The Company entered the final option agreement with the vendor on May 26, 2010.

Effective 3/30/2010, the Company signed a binding letter agreement with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option two gold properties in Nevada: the Golden Arrow and the Kinsley Mountain properties.

Golden Arrow Property

The Golden Arrow gold property is located in the Nevada high desert, approximately 40 miles (60 kilometers) east of Tonopah, Nye County, consisting 279 unpatented lode mineral claims and 17 patented lode mineral claims for a total area of approximately 5,684 acres (2,300 hectares).

The terms of the option are as follows:

	Minimum Exploration Expenditures
By December 31, 2010	$1,000,000
By March 30, 2013	$2,500,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	$4,000,000	Earn an additional 9% to 60%

Once the Company has earned in 60%, the Company may earn a further 15% for a total of 75% by completing a pre-feasibility study, if Nevada Sunrise elects not to contribute.

Kinsley Mountain Property

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover, consisting 141 unpatented lode mining claims for a total area of approximately 2,807 acres (1,136 hectares).

The terms of the option are as follows:

	Minimum Exploration Expenditures
By December 31, 2010	$200,000
By March 30, 2013	$1,300,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	$3,000,000	Earn an additional 14% to 65%

Once the Company has earned in 65%, the Company may earn a further 10% for a total of 75% by completing a pre-feasibility study, if Nevada Sunrise elects not to contribute.

During the option period, the Company will be the operator for these two properties.

The Company signed the final option agreement on the Kinsley Mountain property on June 30, 2010 and is working with Nevada Sunrise to finalize the final option agreement on the Golden Arrow property.

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

Expenditures on the Company’s properties are detailed below:

	(Restated) December 31 2007	Expenditures for the Period	(Restated) December 31 2008	Expenditures for the Period	December 31 2009
Santa Gertrudis Property
Acquisition costs	$7,507,041	$nil	$7,507,041	$91,603	$7,598,644
Annual mining taxes	63,740	229,757	293,497	221,264	514,761
Assaying	nil	52,738	52,738	329,043	381,781
Camp and general	72,236	219,096	291,332	151,497	442,829
Drilling	nil	908,876	908,876	567,670	1,476,546
Environmental costs	2,409	10,020	12,429	nil	12,429
Field costs	806	14,600	15,406	2,383	17,789
Foreign value-added tax credit	147,848	286,910	434,758	(79,546)	355,212
Geology	52,874	551,166	604,040	351,460	955,500
Geophysical	95,058	438,775	533,833	177,894	711,727
Metallurgical consulting	nil	5,646	5,646	nil	5,646
Net smelter royalty payments	87,500	62,500	150,000	nil	150,000
Office and administrative	117,538	12,444	129,982	14,003	143,985
Option payments	208,501	1,237,342	1,445,843	547,115	1,992,958
Resources calculation	8,223	103,702	111,925	146,517	258,442
Surface access fees	nil	84,934	84,934	136,290	221,224
Travel	33,738	256,647	290,385	156,271	446,656
Wages	110,954	664,863	775,817	640,043	1,415,860
SANTA GERTRUDIS TOTAL	$8,508,466	$5,140,016	$13,648,482	$3,453,507	$17,101,989

Bacanuchi Property
Assaying	$nil	$2,425	$2,425	$nil	$2,425
Geology	nil	21,008	21,008	nil	21,008
Geophysical	nil	997	997	nil	997
Mining property payments	13,387	nil	13,387	(1,977)	11,410
Office and administration	nil	387	387	nil	387
Option Payments	10,673	200,000	210,673	nil	210,673
Staking	nil	26,351	26,351	nil	26,351
Travel	nil	3,824	3,824	nil	3,824
Writedown of mineral property	nil	nil	nil	(277,075)	(277,075)
BACANUCHI TOTAL	$24,060	$254,992	$279,052	($279,052)	$nil

Ariel Property
Acquisition costs	$nil	$nil	$nil	$25,000	$25,000
ARIEL TOTAL	$nil	$nil	$nil	$25,000	$25,000

TOTAL	$8,532,526	$5,395,008	$13,927,534	$3,199,455	$17,126,989

Santa Gertrudis Property

Figure 4.1

Santa Gertrudis Property Location Map

Figure 4.2

Santa Gertrudis Property Map

Santa Gertrudis Concessions and Infrastructure
Santa Gertrudis Property
561.5 sq. Km
Amelia Area
Amelia Leach Facility
Santa Gertrudis Area
SG Field Offices and Housing
SG Leach Facility
SG H2O Well Field (~1000 gpm)
Greta/Tigre Area
San Enrique Area
Power Line (~20kms.)
El Vezquital
El Alamillo
Las Rastras
El Sabino
Los Mercedes
San Antonio
Mesa La Estaca
La Cienegüita
El Rancho
El Manzanal
N
S
E
W
0
1.5
3
6
9
12
Kilometers
520000
525000
530000
535000
540000
545000
550000
555000
560000
3400000
3395000
3390000
3385000
3380000
3375000
3370000

Figure 4.3

Santa Gertrudis Property Drilling

Figure 4.4

Santa Gertrudis Property 2010 Drilling Program

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

How Acquired

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and options to purchase certain mineral claims. Of the 53 concessions which comprise the property, Animas currently has a 100% interest in 38 concessions, and the remaining 15 concessions are subject to three separate option agreements pursuant to which the Company may earn a 100% interest.

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

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement.  A finder’s fee of 379,000 common shares was paid to Jeff Phillips, an arm’s length party for the acquisition of First Silver and Recursos; these shares have been escrowed and will be released from escrow as consideration is paid for the acquisition, subject to various conditions.  The Company will also make three additional payments of US$500,000 to the vendor, Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Minerals Inc.), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.  On 3/27/2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to Canada Gold in shares and issued 153,295 common shares valued at $1.66 per share to Canada Gold for 50% of the current portion due.  On 7/9/2008, the Company issued another 172,534 shares to pay for the remaining US$250,000.  As at 12/31/2008, the second anniversary payment of US$500,000 payment was reported as a current liability on the Company’s balance sheet, with the residual obligation, not due within one year, classified as non-current.  On 3/16/2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares, and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due.  On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 for $91,603 to Canada Gold as additional acquisition costs and postponing the payments as follows:

Amount in cash or common shares at the discretion of the Company (US$)
January 31, 2010 (shares issued)	$250,000
July 31, 2010	250,000
January 31, 2011	250,000
Total	$750,000

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

Lopez-Limon Option Agreement. On 6/1/2007, the Company signed an option agreement to The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000	Paid
December 1, 2009	30,000	Paid
June 1, 2010	190,000	Paid
December 1, 2010	250,000
June 1, 2011	600,000
December 1, 2011	700,000
Total	$2,150,000

Don Victor Option Agreement.  On 7/14/2007, the Company signed an option agreement to purchase three mineral claims in the Santa Gertrudis Property by making the following cash and share payments; amended January 2009 to allow Company to make payments in cash or shares or any combination:

	Amount in Cash or Common Shares at the Company’s Discretion (US$)	Amount (US$) in Common Shares
At signing	$25,000 (Cash paid)	$20,000 (issued)
July 24, 2008	$25,000 (Cash paid)	$25,000 (issued)
January 24,2009	$65,000 (shares issued)
July 24, 2009	$77,500 (shares issued)
January 24, 2010	$90,000 (shares issued)
July 24, 2010	$100,000
January 24, 2011	$110,000
July 24, 2011	$127,500
January 24, 2012	$135,000
July 23, 2012	$150,000
TOTAL	$905,000	$45,000

Albelais Varela Option Agreement.  On 8/13/2007, the Company signed an option agreement to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

Amount in Cash (US$)
August 13, 2007	$20,000 (paid)
August 13, 2008	$20,000 (paid)
February 13, 2009	$20,000 (paid)
August 13, 2009	$20,000 (paid)
February 13, 2010	$20,000 (paid)
August 13, 2010	$20,000
February 13, 2011	$20,000
August 13, 2011	$20,000
February 13, 2012	$20,000
August 13, 2012	$20,000
Final option payment	$20,000
TOTAL	$220,000

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

Minera Lixivian Option Agreement.  On 10/15/2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two concessions within the Santa Gertrudis Property by making the following cash and share payments:

	Amount in cash (US$)	Amount in common shares (US$)
October 15, 2008	$165,000 (paid)	$228,000 (issued)
April 15, 2009	$165,000 (paid)
October 15, 2009	$ 62,000 (paid)
April 15, 2010	$ 30,000 (paid)
Total	$422,000	$228,000

On 10/17/2008, the Company received final approval from the TSX Venture Exchange for this acquisition and issued 217,000 common shares at a value of $1.11 per share.  As of April 15, 2010, the Company owned these two concessions by fulfilling all its option payments.

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

Concession Period and Taxes

Under the Mexican Mining Law, the concession corners are marked by surveyed monuments.  The new Mining Regulations, signed in February 2005 and put into effect in January 2006, provide for all concessions to be valid for a period of 50 years, provided the concessions remained in good standing.  Taxes, based on the surface area of the concession, are due in January and July.  The Company is current in payment of all these taxes that are estimated to total approximately US$140,000 in 2010.

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

Exploration by Animas

Since Animas Resources acquired and re-consolidated the Santa Teresa district properties in 2007, the Company implemented an exploration and drilling program that identified several substantial targets which may lead to discovery of previously unknown larger gold deposits.  Beginning with the initiation of land acquisition during the Summer 2007, Animas Resources created a digital database of the available data.  This ongoing endeavor includes extensive geological mapping, geochemical sampling, and geophysical surveys designed to identify new targets and defined possible feeder zones for the known gold deposits.  Animas Resources completed approximately 128 line miles of 100 meter pole-dipole Induced Polarization/Resistivity (IP/R) survey in the northern part of the district, with some detailed surveys in specific areas of interest, and covered about 30 square kilometers of reconnaissance Induced Polarization/Resistivity (RIP) in gravel covered areas in the western part of the district. Extensive historic geophysical data (ground & airborne) was available, which is being reprocessed and integrated with the newly acquired geophysical database.  Animas Resources also collected about 2,000 rock chip geochemical samples to augment the approximately 20,000 soil and 29,000 rock chips samples in the historic database.  All samples were analyzed for gold, and all of the Animas Resources samples and many of the historic samples have been analyzed for multi-element geochemistry. The culmination of this initial program was the drilling of 25 holes (23 core and two reverse circulation) totaling 5,717.20 meters which were reported on in several press releases during the past several months.

All of this data is being incorporated into a district-wide interpretation that is being used to identify additional drill targets focused on larger gold deposits.

Geological mapping concentrated on evaluating previous surface work and filling in gaps in the database.  Mapping, with supporting geochemical sampling, defined several structural zones within previously defined gold deposits that contain strongly elevated gold values and probably represent the gold-bearing channel-ways ("feeder zones") where hydrothermal solutions brought gold into favorably prepared ground, depositing the metal in economically attractive concentrations.  These "feeder zones" may be traced down-dip and along strike to identify additional exploration targets.  Mapping also identified four large zones of hornfels (Amelia, Mirador, Enedina, and San Enrique) that contain gold mineralization. These areas of hornfels (Thermal Centers) probably represent intrusive centers at depth that are attractive targets for large areas of gold mineralization that may be associated with porphyry intrusives, either with, or without, copper-molybdenum mineralization.

The extensive geochemistry from the property outlines an area of anomalous gold that is at least 18 km long in a northwest-southeast direction and about 6km wide.  The width of the geochemical anomalies may be wider since there is post-mineralization gravel cover (alluvium) to the southwest and northeast. Arsenic concentrations (>100ppm) are commonly associated with the gold anomalies, but with wider distribution.  There are several zones with associated anomalous, although more erratic, antimony, mercury, lead, and zinc.  This is a geochemical distribution pattern that is also evident in drill holes.  The wider distribution of pathfinder trace elements enhances the targeting.  A zone of anomalous arsenic, with associated trace elements, in favorable lithologic units and structural ground preparation may suggest that areas of gold concentration are near.  Many of these anomalies have not been drilled, or are insufficiently tested by drilling.

IP/R surveys identify subsurface anomalies that represent sulfide concentrations that may contain gold. The four hornfels areas also contain IP/R anomalies.  There is also a substantial RIP anomaly below gravel cover in the western part of the district.  Three dimensional interpretations of the geophysics are in progress to better define these anomalies, all of which represent interesting targets.

The 2008 drilling program was designed primarily to test off-sets of mineralized areas within the known gold deposits, one deep test of the Mirador hornfels-IP/R anomaly, and two holes in gravel covered areas in the western part of the district at the Gravas target.  While all of the holes added substantially to the understanding of the geology and mineralization controls in the district several of the holes, as outlined below, encountered encouraging gold anomalies.  All of these data are being incorporated into the database and interpretations are in progress to identify additional targets.

The hole at Camello (ARCM-001) is an example of how a seemingly insignificant interval of gold can identify an important target.  ARCM-001 encountered 3.5 meters that averages 0.550 gpt Au at the bottom of the hole (226.60 m).  Mineralization is contained with carbonaceous-pyritic siltstone with an associated arsenic and zinc anomaly.  The hole is also at the margin of a large IP/R anomaly.  The implication is that the hole encountered the southwest margin of a much larger mineralized area that will require additional drilling to evaluate.  One historic hole drilled deep enough in the southwest area on the margin of this anomaly also encountered 19.5 meters of 1.45 gpt Au and ended in mineralization.  There are three smaller past producing pits on the margins of the anomaly and the Ruben pit that produced 6,418 ounces from rock that had an average grade of 3.85 gpt Au with an in ground 13,497 historic gold resource grading 2.06 gpt Au.

One Sta. Teresa hole (ARST-002) encountered 26.60 meters that averages 1.405 gpt Au starting at 90.20 meters, including an 8.15 meter interval of 3.88 gpt Au (2/23/09 PR).  Two holes in the Berta area encountered 8.50 meters each of 2.987 and 2.814 gpt Au (3/1/09 PR).  These three holes are sufficiently mineralized to require follow-up drilling.

One of the Gravas holes (ARGA-001) encountered anomalous gold (3.0 meters of 0.243 gpt Au) in a buried diorite intrusive with anomalous trace elements associated with a RIP anomaly under gravel cover (2/23/09 PR).  Management believes this clearly indicates that there are gravel covered gold systems in the district and the periphery of this gold bearing intrusive is considered a prospective area to host gold deposits.

While the 2008 drilling program did not produce what can be considered at this time a "discovery hole" for a new gold deposit, it did accomplish several important benchmarks. Drilling around several gold deposits will assist in further defining the resources in the district.  Drilling identified several new targets and significantly expanded the exploration potential of the gravel-covered lands to the west.  The combination of mapping, geochemical re-interpretation, new geophysical surveys, incorporated with historic data, and the new drilling has defined targets that may lead to the discovery of large gold systems in the district.  These include the four thermal anomalous outlined above and the Camello, Sta. Teresa, and Berta targets.  Drilling under gravel cover at Gravas produced a strong indication that additional areas of gold mineralization may be buried in the alluvial covered areas of the district to the southwest and northeast.  Finally, the developing geological model is being verified by drilling, and will be used and improved during future exploration programs.  While much of the known gold mineralization is hosted in sedimentary rocks and have many features consistent with Carlin-like gold deposits, the weight of evidence indicate that they are in the distal part of a much larger system, or systems.

At that point there are several significant known geological features about the Santa Teresa District, including:

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

There were several unknowns that will be a focus for future work in the Santa Teresa district, including:

a.

The age of major alteration events relative to the main stage of gold mineralization.

b.

Age of mineralization with respect to the several igneous intrusive events in the district.

c.

The location of the major gold bearing systems.

Going forward the program will include:

a.

Continuing geological mapping and sampling in the southeastern portion of the district to identify larger target areas.

b.

Completing the re-interpretation of the geochemical and geophysical surveys to assist in project identification and drill hole selection.

c.

Completing the initial NI43-101 report that will contain new resource estimates for several of the gold deposits.

d.

Implement cost saving measures that do not jeopardize advancing the program.

e.

Developing and implementing a new drill program to test the several large targets identified during the first phase of Animas Resources' exploration program.

Significant milestones during Calendar 2009/2010:

a.

Animas Resources Ltd announces 23 % increase in the Cristina oxidized gold deposit at Santa Gertrudis, Mexico

In May 2009, the Company announced the completion of a new NI 43-101-compliant resource estimate for its oxidized Cristina gold deposit at Santa Gertrudis, Mexico.  Mine Development Associates, Inc. (MDA) of Reno, Nevada, as part of completing a new NI 43-101 report for Animas, provided the new resource estimate.  The new estimate represents a 23% increase from the historic estimate for the deposit and the Cristina resource is considered open locally to the south and west.  Animas continues to work on the geology cross-sections and data for other deposits within the district concentrating in those areas considered to have the best potential for larger gold systems.

MDA states that at Cristina "The gold mineralization occurs predominantly above a low-angle fault zone gently dipping at about 30o to the west-southwest.  The deposit as it is presently defined is traceable along strike for at least 600 meters and down dip for at least 300 meters.  At a 0.3g Au/t cut-off, the Cristina deposit contains an Inferred resource of 7,139,000 tonnes at an average grade of 0.66g Au/t for a total of 152,000 ounces of gold.  The supporting geologic interpretations and the apparent predictability of the deposit suggest that with a few infill drill holes for verification and some density measurements and more metallurgy, a good portion of the deposit resource could be upgraded to at least Indicated." Metallurgical work by Phelps Dodge in 19911 indicates the potential for reasonable heap leach recoveries.  MDA states that "The results of 57 bottle roll cyanide leach tests, and two bulk column cyanide leach tests, indicate that a 70% gold extraction rate can be used to determine an economic cut-off for the reported resource".  The Cristina gold deposit crops out and is a potentially low strip-ratio, open pit operation.

Cristina is one of the oxide gold deposits at Santa Gertrudis and it has untested extensions to the south and west.  Management believes a similar geologic setting exists to the north that represents an exploration opportunity.  This new Inferred resource compares favorably with the historic resource estimates listed from previous reports.  Anderson and Hamilton (2000) listed Cristina at 126,029 historic ounces gold contained within 6,030,000 tonnes at an average grade of 0.65g Au/t using a 0.3g Au/t cut off.  The Company continues to review the oxide deposits in the Cristina area that may have economic potential.  Cristina is one of the 30 known deposits within the Santa Teresa Mining District and it was not mined by previous operators because of the then-prevailing low gold prices and the distance to the leach pads and extraction infrastructure.

b.

Animas Resources Ltd announces preliminary geochemical interpretations and Targeting at Santa Gertrudis, Mexico

In June 2009, the Company announced that the geological team is completing targeting for the next round of drilling. Animas will drill approximately 10,000 meters in 2009. The targets selected are focused on the most attractive large targets.

The geologic mapping of much of the main portion of the district is nearing completion and Dr. Jeff Jaacks has provided Animas with his initial interpretations of the extensive rock and soil sample data set.  Animas has collected over 2,000 surface rock samples and the historic date base consists of well over 29,900 rock samples and 20,000 soil samples.  The combination of favorable geology, wide spread alteration, high precious and halo element mineralization, and responsive geophysics at 1) Toro - Gregorio, 2) Mirador, 3) Greta - Tigre, and 4) La Bonita - Lixivian makes these separate project areas our highest priority.  Specific drill targets are being further refined with detailed geophysical electrical surveys, detailed geologic cross sections and further review of the geochemistry, geology and geophysical data sets.  The detailed Induced Polarization(IP) survey over the Toro - Gregorio target area is being completed. The data processing and 2D modeled interpretation of this survey will be available shortly.

Dr. Jaacks commented in his preliminary report that "The anomalies outlined are the clusters of soil gold anomalies. Arsenic in soils provides useful guides for targeting.  All of the known deposits are contained within the arsenic contours.  On another note, scandium and vanadium, resulting from the destruction of mafic minerals, indicate that there may be a deep seated intrusive system between Amelia and El Toro Norte.  The gold deposits, Amelia, Trinidad, Santa Teresa Este, Viviana, El Toro Norte, and La Vibora are all on the periphery of this signature.  Iron in soils forms a halo around this signature and the deposits are all about the periphery of this feature. The system appears similar to the Greta - Tigre hornfels target area.  A later stage mineralization has remobilized the gold from this system into NW structural systems as can be seen from the NW linears crosscutting this iron in soils feature".

Management believes that it is indeed exciting to have collaborative data and ideas all pointing to specific targets which have the potential for large gold deposits.  Independent data and verifies quality targets provides Animas with the necessary tools to focus future drilling. With a mining district as large as Santa Teresa, we cannot test all the ideas and anomalies.  These new interpretations outline what may identify the centers of mineralization.

Durango Geophysical Operations is currently collecting electrical conductivity information over the Toro - Gregorio alteration and surface gold in rock anomaly target.

c.

Animas Resources Ltd announces filing of its NI 43-101 report For the Santa Gertrudis property, Mexico

In July 2009, the Company announced that a NI 43-101 report titled 'Technical Report on the Santa Gertrudis Gold Project, Sonora, Mexico" has been filed with the British Columbia Securities Commission and the TSX Venture Exchange.  Mine Development Associates (MDA) of Reno completed the report with the assistance of qualified consultants and Animas' professional staff.  The report includes an update for the estimated resource at the Cristina gold deposit, consolidates the pertinent information on the exploration targets, geology, and metallurgy, summarizes the history of previous work completed and provides a concise summary of the land and legal status of the Company's holding in the Santa Teresa Mining District.  The NI 43-101 is available on Animas' website and SEDAR.

The document reports the first NI 43-101 compliant resource at Santa Gertrudis. The reported Cristina inferred resource, at an 0.3g Au/t cut-off grade, is 7,139,000 tonnes with an average grade of 0.66g Au/t for a total of 152,000 ounces of gold.

Animas plans to continue reviewing the historic resources in the district and advance those toward NI 43-101 compliant estimates for deposits that fall within the highest priority 2009 drilling targets.  The discipline of drawing cross sections, modeling the geology and preparing for future resource estimates is valuable in the identification of the large targets that the Company will be exploring at Toro -- Gregorio, Mirador, Greta -- El Tigre, and Lixivian. The criteria and data supporting the larger targets will be reported in a separate press release.

Management believes that it is not critical to convert all historic estimates to NI 43-101 compliant resource estimates as the Company is confident in Campbell Resources exit numbers demonstrated by the increased resources at the Cristina Deposit, but it is important to use all the available data to wisely use our time, talent and cash toward the discovery of much larger gold deposits.  Those historic resources that lie within the larger target areas will continue to be worked on and reported accordingly. Our responsibility to our shareholders is to efficiently make a significant value added difference.

d.

Animas Resources signs contract for Santa Gertrudis drilling program.

In August 2009, the Company announced that it has signed a drilling agreement with Major Drilling de Mexico, S.A. de C.V. for up to 10,000 meters of drilling starting in October, 2009.  The program details will be released shortly and will likely focus on two major centers of mineralization. In addition, the team plans to drill test several more conceptual targets where the geochemistry and geology are permissive for large gold systems.  The bulk of the drilling will be Reverse Circulation (RC) with core in the lower portions of the drill holes.

In addition, Animas has contracted Dr. Roger Steininger to complete a review of the exploration potential and historic resources in the Greta-Ontario, La Gloria, Tracy, and El Tigre areas in the southern part of the district.  Dr. Hugh Miller (mining engineer), during a recent site visit pointed out that these known occurrences may well be close enough in proximity to warrant the implementation and sequencing of satellite pits with a centralized processing facility.

After a significant effort to remap the main part of a mining district, collect and compile vast amounts of geophysical and geochemical data, and essentially build almost from scratch a complete drill hole data base, the team has identified valid large scale targets within this 562 square kilometer mining district.  The Company is poised to test the two best large alteration areas thought to be possible centers of gold mineralization, and have identified several other high priority targets worthy of testing to verify the presence of significant gold indications. The exploration of a mining district of this size is complex and takes considerable time to identify and verify the best targets.  It is not the same as testing a single target on a much smaller land holding.  The drilling program is significantly cheaper this year relative to last, and because the team is now familiar with the regional geological structure and the mineralized targets, the Company will be able to drill more RC at a lower cost and faster than in 2008.  Core is critical in the mineralized areas; therefore selected intervals of each drill hole may be cored.  Drilling will start in October 2009 and there is the assurance of faster turnaround times in the assay labs.  In 2008, laboratory delays routinely hampered exploration efforts. We should have sufficient results in time to make sound and wise decision regarding the Company’s land holdings.

e.

Animas Resources Announces Targets for Santa Gertrudis drilling program and M. Stephen Enders joins the Advisory Board

In September 2009, the Company announced that it plans to start a minimum 20 hole drilling program on October 12th focused on testing two target areas each with potential for large precious metal deposits. In addition, drilling is planned to test several conceptual targets for evidence of large gold deposits.

In the course of the extensive district wide mapping and sampling, Animas has identified three target types, 1) gold hosted in sedimentary rocks, 2) intrusive related gold systems, and 3) epithermal gold systems.  Drilling will test each of these types of gold occurrences in this program.  The Toro -- Gregorio target is the best identified among the targets hosted in sedimentary rocks.

The Toro-Gregorio target is a +3 square kilometer area of alteration and gold mineralization not tested at depth and is in the best host rocks. Eleven holes are planned including testing below the Animas 2008 drill hole at Camello.

Positive Aspects:

a. Large Alteration System (1500m X 600m of clay-iron oxide ± sericite-quartz)

b. Numerous previous mined gold deposits(Toro, Ruben, Camello, Gregorio)

c. Anomalous surface Au in rocks/soil

d. Good structural preparation (NE, E-W, NW faults)

e. Favorable lithology (Mural Fm.)

f. No deep drilling

g. The Camello drill hole ended in decalcification/interstitial pyrite/anomalous Au

h. Strong chargeability/resistivity anomaly

f.

Animas Resources Announces a second drill will be added at Santa Gertrudis.

In November 2009, the Company announced that in mid-November it will be adding a second drill at Santa Gertrudis, that will initially focus on testing several of the conceptual targets including Escondida, Edenina and El Tigre.  Drilling continues on the Toro-Gregorio 3+ square kilometer area of moderate/strong surface alteration. Several holes have been completed and the cut core is being shipped to the laboratory for analysis.

g.

Animas Resources Reports Assay Results from Toro -- Gregorio Gold Target

In December 2009, the Company reported that of the 13 drill holes planned to test the extensive Toro-Gregorio sediment hosted gold target, seven are complete.  Three angle holes were drilled to the southwest and four angle holes were drilled to the northeast that tested the target on roughly 300 meter spacing.  All holes encountered varying amounts of decalcification in the favorable Mural Formation and all confirm a major structural fold that keeps the favorable stratigraphy nearer the surface than previously thought. Three of the seven holes penetrate into a high temperature hornfels altered package of sediments below a near-horizontal fault.  There is important evidence that both the early hornfels units and the overlaying more weakly altered sediments are mineralized, yet there is strong evidence that there is post mineral movement along the fault. Several ages of precious metal mineralization are being documented.

Drill hole ARTG-003 encountered 9.6 meters of 5.5 grams per tonne gold extending under the San Ignacio historic pit in decalcified host rocks.  Drill hole ARTG-004 intercepted a long interval of decalcified sediments and while anomalous in the trace elements common in gold systems, the zone is not well mineralized in gold. Drill hole ARTG-007 has a 21-meter intercept grading 1.2 grams per tonne.  We remain encouraged that the scale of the alteration and decalcification is large within the Toro-Gregorio area, our wide spaced drilling has yet to find the center of a system.

Drilling on the conceptual targets on the stand alone targets Escondida, Pirinola, Endina, Tigre and the SAG continues.  The second drill should finish its work by the end of 2009 and the results from all the drilling can be reviewed and unutilized early in 2010.

h.

Animas Resources Reports Encouraging Assay Results from the Escondida & Pirinola gold targets And the Tigre Skarn

Highlights:

a. Pirinola drilling confirms the persistence a major mineralized zone with 10.05 meters of 2.9 gram per tonne gold, 10.10 meters of 0.89 gpt, and 4 additional intercepts of greater than 10 meters with more than 0.2 gpt Au.

b. Drilling in the Escondia Splay target confirm long intercepts of gold mineralization the best being 69.05 meters of 0.22 gpt.

c. The El Tigre drilling intercepts significant skarn altered intervals of anomalous Mo, Bi, As, Sb and long intervals of anomalous zinc including 3.2 meters of 2.5 % Zn.

d. Gravity survey being completed, target selection will be announced shortly for upcoming drill program for the drill that remains on the property.

i.

Animas Resources Plans Drilling program on the Tigre Skarn

March 2010 Highlights:

a. The El Tigre drilling intercepts significant skarn altered intervals of anomalous Mo, Bi, As, Sb and long intervals of anomalous zinc.

b. Gravity and detail modeling of the aeromagnetics confirms three major mineralized intrusive centers

c. Major deep seated northeast trending structure identified

d. + 3,000 meter drilling program planned to begin shortly

j.

Animas Updates on Targeting / Drilling El Tigre

March 2010 Highlights:

a. Modeling of data at El Tigre identifies both skarn and intrusive targets

b. Drilling program planned to start in Mid-April

k.

Animas Resources Commences Santa Gertrudis Drilling program

April 2010 Highlights:

a. 3,000± meter core drilling program started at El Tigre

b. Epithermal targets being reviewed

c. Two companies reviewing the mine for leach potential

Animas Resources Options Ariel Copper Prospect

In December 2009, the Company signed a letter of intent to option up to 80% of the Ariel porphyry copper concessions.  The Ariel concessions are southeast of the La Caridad copper mine and within the productive Cananea Larimide porphyry copper trend in Sonora Mexico.  The Ariel prospect is an altered and mineralized intrusive complex hosted in coeval andesitic volcanics.

Animas field personnel first visited this prospect in 2008 and have provided limited technical assistance since.  The terms of the option include $375,000 in cash payments and $3,500,000 in exploration expenditures over five years.  Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, Animas will earn a further 15% for a total of 80%.

The productive Cananea Larimide porphyry copper deposit trend hosts several world class copper deposits.  Ariel, apparently untested, represents a unique opportunity to quickly advance this prospect toward drilling in an area where the rewards can be very high.

In March 2010, Animas announced that it plans exploration at Ariel Copper/Gold target.  A field visit confirms the large alternation system in volcanics at Ariel.

Golden Arrow and Kinsley Mountain Gold Proect

a.  Joint Venture of Properties

On 3/30/2010, the Company signed a binding letter agreement with Nevada Sunrise Gold Corp. ("Nevada Sunrise") to option two gold properties in Nevada: the Golden Arrow and the Kinsley Mountain properties.

Golden Arrow Property, Nevada

The Golden Arrow gold property is located in the Nevada high desert, approximately 40 miles (60 kilometers) east of Tonopah, Nye County. Golden Arrow is on the flank of the Kawich Range and on the eastern margin of Stone Cabin Valley, within the Golden Arrow mining district.  The property has a number of favorable attributes for exploration of mineral resources: gentle topography, mild climate, available ground water, and close proximity to highways and towns.

The entire Golden Arrow district has been consolidated, and the property consists of 279 unpatented lode mineral claims and 17 patented lode mineral claims. In total, the property covers an area of approximately 5,684 acres (2,300 hectares).  Certain claims are subject to an NSR.

Historic exploration resulted in the discovery and subsequent drill-definition of two centers of (volcanic rock-hosted epithermal) gold-silver mineralization.  Nevada Sunrise has previously reported a 43-101 compliant measured and indicated resource on the Golden Arrow property that is available on www.sedar.com.

Animas can earn a 51% interest in the Golden Arrow Property by spending $3.5 million in exploration over three years (of which $1 million must be spent by the end of 2010).  A joint venture will be formed when Animas has earned its 51% interest. Upon earning its initial interest, Animas may elect to spend a further $4,000,000 to earn an additional 9% interest for a total interest of 60%.  Animas also has the right to earn up to a 75% interest by paying for and completing a Pre-Feasibility study.

Kinsley Mountain Property, Nevada

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover.  A former owner produced 134,777 ounces of gold from this mine from 1994 to 1999.  The Kinsley Mountain property consists of 141 unpatented lode mining claims covering an area of approximately 2,807 acres (1,136 hectares).  Gold mineralization occurs in Middle to Upper Cambrian-age sedimentary rock units including limestone, dolomite and shale.  This mineralization exhibits characteristics similar to other sedimentary rock-hosted "Carlin-type" gold deposits in Nevada. Substantial technical archives for the Kinsley Mountain property includes records for 1,156 drill holes, totaling 244,900 feet (with an average depth of only 212 feet).

Animas can earn a 51% interest in the Kinsley Mountain property by spending $1.5 million in exploration expenditures over three years (of which $200,000 must be spent by the end of 2010).  A joint venture will be formed when Animas has earned its 51% interest.  Upon earning its initial interest Animas may elect to spend a further $3 million in exploration expenditures to earn an additional 14% interest for a total interest of 65%.  Animas also has the right to earn up to 75% interest by paying for and completing a Pre-feasibility Study.

During the option period Animas will be the operator for these two properties.

b. Animas Resources Begins Exploration Programs At Golden Arrow and Kinsley Mountain Gold Properties, Nevada

In April 2010, the Company announced the start of field exploration programs at the Golden Arrow and Kinsley Mountain project areas in Nevada.  The programs are a joint exploration venture with Nevada Sunrise Gold Corporation. Animas is the project operator.

a. Target definition at Golden Arrow to start in May leading to drilling on new areas later in 2010.

b. Regional sampling, gravity and mapping on Kinsley Mountain commences in May.

Golden Arrow, Nevada

Historic mining in the early 1900's followed high-grade gold and silver in quartz vein deposits. More recent exploration work at Golden Arrow has drill-defined two gold-silver deposits, named Gold Coin and Hidden Hill, with hot-springs style gold mineralization disseminated in the volcanic host rock units.

The 2010 exploration program is designed to build upon the defined mineral resources, making full use of the extensive existing technical database. The program will include:

a. Electrical geophysical surveys extending from areas with known mineralization to areas covered by gravel or post-mineral rock units;

b. Detailed electrical geophysical surveys over specific target areas defined by the gravity geophysical information;

c. Integration of all existing technical information into a Geographic Information System for model development and drill targeting;

d. A definitive program of combined diamond core and reverse-circulation percussion drilling to test at least 6 targets during the third quarter of 2010.

Golden Arrow / Kinsley Mountain Project

Location Map

NEVADA
Kinsley Mountain
Reno
Golden Arrow
Las Vegas

Kinsley Mountain, Nevada

The 2010 Animas exploration program, building upon the existing technical data, will include:

a.

A property-wide gravity geophysical survey;

b.

A property-wide multi-element soil geochemical survey;

c.

Integration of geophysical data from other sources;

d.

Preparation of a new geological map of the property, with full consideration of the geological characteristics of recent gold discoveries in nearby areas;

e.

Compilation and integration of all technical information within a Geographic Information System for interpretation and exploration targeting;

f.

Drill testing will be realized in 2011.

The Golden Arrow and Kinsley Mountain exploration programs will be conducted under the technical leadership of Dr. Odin Christensen.

c.

Animas Resources reports a NI 43-101 Resource Estimate for Golden Arrow Project

In June 2010, the Company filed a NI 43-101-compliant Technical Resource Estimate Report on www.sedar.com for the Golden Arrow gold project located in Nye County, Nevada.  This report was prepared by Mine Development Associates ("MDA") of Reno, Nevada and was authored by Mr. Steven Ristorcelli, CPG, of MDA, and Dr. Odin D. Christensen, CPG, as a consulting minerals geologist, both Qualified Persons as defined by Canadian National Instrument 43-101.

The Classified Mineral Resource report is quoted at a variable cut-off grade of 0.010 ounces gold per ton for oxidized material and 0.015 ounces gold per ton for non-oxidized material and consists of:

Classification	Tons	Gold Grade (opt)	Gold (ounces)	Silver grade (opt)	Silver (ounces)
Measured	1,850,000	0.028	52,400	0.43	796,000
Indicated	10,322,000	0.024	244,100	0.31	3,212,000
Measured Plus Indicated	12,172,000	0.024	296,500	0.33	4,008,000
Inferred	3,790,000	0.013	50,400	0.33	1,249,000

The resources were modeled and estimated using a geological interpretation provided by Nevada Sunrise Gold Corp. ("NEV").  Mineral domains were interpreted on NE-SW geological cross sections spaced at intervals varying at around 100 feet throughout the extent of the Golden Arrow mineralization. The mineral domain interpretations were then rectified to east-west cross sections spaced at 20-foot intervals.  Estimation was done using inverse distance.  Quality-control data generated by NEV during the 2008 drilling program were independently reviewed by MDA as part of the resource study. The Technical Report on the Golden Arrow Project dated June 9, 2010 can be found on Sedar at www.sedar.com, or on the Company's website at www.animasresources.com.

The Golden Arrow deposit consists of two mineral centers called Hidden Hill and Gold Coin.  The volcanic-rock-hosted gold-silver deposits include both low-sulfide high-angle quartz/gold veins and disseminated hot-springs-style gold mineralization.  Mineralization is exposed at the surface at Gold Coin but Hidden Hill is covered by alluvium gravel.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for minability, selectivity, mining loss and dilution.  These mineral resource estimates are in the Measured, Indicated and Inferred mineral resource categories.  These Inferred mineral resources are normally considered too speculative geologically for the application of economic considerations that would enable them to be categorized as mineral reserves; however they are allowed to be included in a preliminary economic assessment.  There is also no certainty that the Inferred mineral resources will be converted to Measured and Indicated mineral resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Quality Assurance

The mineral resource estimate was completed by Mr. Steven Ristorcelli, CPG, of MDA, and Dr. Odin D. Christensen, CPG, as a consulting minerals geologist, and is based on geological interpretations supplied by NEV to MDA and subsequently modified by MDA.  Mr. Ristorcelli is an independent qualified person for the purposes of National Instrument 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators.

Exploration update at Golden Arrow and Kinsley Mountain, Nevada

Animas is currently completing a program of regional sampling, gravity surveying and mapping on Kinsley Mountain.  At Golden Arrow, a drill-target definition program is underway to identify the most favorable targets for resource expansion and identification of new gold targets.

d. Animas Resources Advances Exploration at Kinsley Mountain Gold Property

In July 2010, the Company reported significant progress in its field exploration program at the Kinsley Mountain project in Nevada.

a.

Purchased public domain aeromagnetics geophysical data;

b.

Completed a multi-element soil geochemical survey covering the entire property;

c.

Completed a ground gravity geophysical survey;

d.

Scanned historic technical data and are building a comprehensive GIS data base;

e.

Planning a new geological map of the property, with selective geochemical sampling; and

f.

Completed an environmental audit.

Animas has completed:

a.

Magee Geophysical Services of Reno Nevada completed a 424 station property-wide gravity geophysical survey.

b.

Enviroscientists, Inc. completed an environmental due diligence report.

c.

North American Exploration of Kaysville Utah completed a property-wide soil geochemical survey. A total of 1,610 samples are being analyzed by ALS Chemex for multi-element geochemistry.

d.

The preparation of a new geological map of the property, with full consideration of the geological characteristics of recent gold discoveries in nearby areas is nearly 75% complete and includes selective rock chip sampling. Map attributes will highlight what we understand to be diagnostic features of similar significant gold deposits.

e.

Animas purchased propriety regional aeromagnetic survey data for the region surrounding Kinsley Mountains from GETECH of Denver Colorado. This is 1,000-foot elevation above the ground draped data acquired by PRJ in 1987- 1988 with a 1.5 x 1.5 mile traverse interval.

f.

Compilation and integration of all technical information within a Geographic Information System (GIS) for interpretation and exploration targeting and are building a comprehensive GIS data base. GEOMAX is under contract to maintain a complete exploration GIS database for the Kinsley Mountain project.

g.

Precision Document Imaging of Reno Nevada scanned more than 4,000 individual historic documents into a searchable computer-based archive.

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
Bacanuchi Property
294.7 sq. Km.
N
S
E
W
El Derrumbadero
EL CIPRES
Palmillal
El Cajon
Las Carpitas
C. PAJARITO
La Fortuna
el Represo
Ojo de Agua
Los Alamos
Las Mercedes
La Puerta
1630
Bacanuchi
La Virgen
San Antonio
C. CACAXTLE
Santa Elena
0 0.5 1 2 3 4
Kilometers
555000
560000
565000
570000
575000
580000
585000
3400000
3395000
3390000
3385000
3380000

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

The Company is a natural resource exploration company currently engaged in the acquisition and exploration of mineral properties.  Its primary properties are the Santa Gertrudis Gold Project in northern Mexico; the Ariel Property in northern Mexico; and the Golden Arrow and Kinsley Mountain Properties in Nevada.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for Fiscal 2009 Ended 12/31/2009. Fiscal 2008 Ended 12/31/2008, the Five Months Ended 12/31/2007, and Fiscal 2007 Ended 7/31/2007 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended December 31 2009	(Restated) Year Ended December 31 2008	(Restated) Five Months Ended December 31 2007	Year Ended July 31 2007
Sales Revenue	$0	$0	$0	$0
Net Income (loss)	($1,869,240)	($1,638,520)	$70,387	($182,488)
Basic and Diluted (loss) EPS	($0.06)	($0.06)	$0.00	($0.06)
Wgt Avg # Shares Outstanding	32,550,136	26,532,405	21,447,039	3,273,792
Working Capital	$2,333,088	$2,823,688	$6,543,518	$4,549,739
Mineral Property Interests	$17,126,989	$13,927,534	$8,532,526	$5,700,015
Shareholders Equity	$17,506,253	$14,281,701	$12,191,313	$9,190,654
Total Assets	$20,145,452	$17,516,952	$15,678,626	$10,899,729

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009 Ended 12/31/2009	($535,903)	($617,934)	($618,320)	($97,083)
Fiscal 2008 Ended 12/31/2008	($440,377)	($290,457)	($274,693)	($632,993)
Five Months Ended 12/31/2007	n/a	n/a	($73,839)	$144,226
Fiscal 2007 Ended 7/31/2007	($9,637)	($48,797)	($19,062)	($104,992)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009 Ended 12/31/2009	($0.02)	($0.02)	($0.02)	($0.00)
Fiscal 2008 Ended 12/31/2008	($0.02)	($0.01)	($0.01)	($0.02)
Five Months Ended 12/31/2007	n/a	n/a	($0.00)	$0.00
Fiscal 2007 Ended 7/31/2007	($0.01)	($0.03)	($0.01)	($0.02)

Financings

In May 2010, the Company completed a non-brokered private placement for gross proceeds of $1,400,000 by issuing 4,000,000 units at $0.35 per unit.  Each unit comprised one common share and one-half of one non-transferable common share purchase warrants.  Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at an exercise price of $0.55.

On August 19, 2009, the Company completed a non-brokered private placement for gross proceeds of $1,572,000 by issuing 2,620,000 units at $0.60 per unit.  Each unit comprised one common share and one-half of one non-transferable common share purchase warrants.  Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at an exercise price of $0.85.

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

Recently Adopted Accounting Pronouncements

a)  The CICA issued Section 3064 – Goodwill and Intangible Assets replacing Section 3450, Research and Development Costs. The new standard, which the Company will adopt in fiscal 2009, establishes guidelines for the recognition, measurement, presentation and disclosure of research and development costs. The Company adopted this new standard during the first quarter of fiscal 2009 and this standard did not have a material impact on the Company’s financial statements.

b)  In January 2009, the CICA issued the Emerging Issues Committee (“EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments – Recognition and Measurement.” It states that an entity’s own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company’s financial statements.

c)  The CICA amended Section 3862 “Financial Instruments – Disclosure”

This amended Section requires an entity to classify fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements.  The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This standard did not have a material impact on the Company’s financial statements.  CICA Handbook Section 3862 prioritizes the inputs into three levels that may be used to measure fair value:

i)

Level 1 – Applies to assets of liabilities for which there are quoted prices in active markets for identical assets or liabilities.

ii)

Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

iii)

Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company’s financial instruments consist principally of cash and cash equivalents, amounts receivables, account payable and accrued liabilities, and due to related parties. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on recurring basis include cash and short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective dates or durations.

Future Accounting Pronouncements

a)  Consolidated financial statement and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

b)  Business combinations

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquire, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

c)  International Financial Reporting Standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  The Company has assessed the impact of the adoption of IFRS for 2011, and concluded that there would be no significant impact or modification to financial reporting, accounting system and internal control process.

Internet Control Over Financial Reporting

Changes in Internal Control Over Financial Reporting (“ICFR”)

The Company’s CEO and CFO are responsible for establishing and maintaining the Company’s internal controls over financial reporting.  Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting and have concluded that they provide reasonable assurance with respect to the reliability of financial reporting and the preparation of financial statements for external readers in accordance with Canadian GAAP.

The CEO and CFO have identified that there is limited segregation of financial related duties due to the small size of the Company and its limited number of staff.  Many companies of similar size have such limited segregation.  Although it is possible, management of the Company does not believe that this lack of segregation of duties has led to a material misstatement in the financial statements.  Management has taken appropriate steps to minimize any risk, for example, two senior officers must sign all cash disbursements and senior management regularly reviews internal financial statements and reports.

While management believes that the Company’s internal controls over financial reporting provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes or fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining the Company’s disclosure controls and procedures.  Management, including the CEO and CFO, have evaluated the procedures of the Company and have concluded that they provide reasonable assurance that material information is gathered and reported to senior management in a manner appropriate to ensure that material information required to be disclosed in reports filed or submitted by the Company is recorded, processed, summarized and reported within the appropriate time periods.

While management believes that the Company’s disclosure controls and procedures provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes, or fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011.  For PAE’s with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010.  The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010.  This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet that will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

In 2010, the Company’s management assessed the impact of adoption to IFRS and concluded that an adoption date will be January 1, 2011 and a transition date January 1, 2010.  The Company’s first financial statements prepared under IFRS will be the interim financial statements for the three months ended March 31, 2011 with comparatives for the three months ended March 31, 2010 along with the balance sheet as of the transition date and will include full disclosure of all new IFRS policies.

During 2009, the Company’s accountant and CFO examined the impact of the changes in accounting policies per IFRS and attended seminars on the adoption and implementation of IFRS.

The Company reviewed its existing accounting system along with its internal and disclosure control process and concluded that they would not need significant modification as a result of the Company’s conversion to IFRS in 2011.  The Company also determined that it would rely on certain exemptions allowed under IFRS 1 “First-time Adoption of International Financial Reporting Standards” as of the transition date on January 1, 2010.  Under IFRS 1 the IFRS standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company intends to apply the following exemptions to its opening balance sheet dated January 1, 2010.

a) Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combination retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and will apply IFRS 3 to business combinations that occurred on or after January 1, 2010.  There is no adjustment required to the December 31, 2009’s financial statements on the transition date.

b) Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company will apply IFRS 2 to awards that vested prior to January 1, 2010 resulting in no adjustments to the December 31, 2009’s financial statements on the transition date.

c) IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.  Therefore, there is no change to the December 31, 2009’s financial statements on the transition date.

d) Cumulative Translation Differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the transition date, resulting in no change to the December 31, 2009 financial statements on the transition date.  Given the IFRS 1 exemptions noted above, the Company has identified two adjustments to the 12/31/2009’s financial statements on the transition date:

a) “Contributed surplus” versus various reserves in equity

IFRS requires “contributed surplus” to be broken down into different categories by naming them various reserves.  The Company examined its “contributed surplus” account and concluded that $1,638,487 relates to “Equity settled employee benefit reserve”, and $1,584,522 relates to “Reserves for warrants”.  As a result, on transition date, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the various reserve accounts totaling $3,223,009.

b) Future income tax liability associated with the acquisitions of its Mexican subsidiaries

Under Canadian GAAP, the Company reported a notional liability for future income taxes assumed as a result of its acquisitions of its three Mexican subsidiaries by increasing the cost allocated to the mineral property interests acquired.  Under IFRS, such notional liability is to be reversed. As a result, on transition date, the Company would reverse all future income tax liabilities previously recognized and would decrease mineral properties by $2,100,000, with a decrease in the future income tax liability of $1,721,000 and an increase in deficit of $379,000.

Expenditures on the Company’s properties are detailed below:

	December 31 2007 (Restated)	Expenditures for the Period	December 31 2008 (Restated)	Expenditures for the Period	December 31 2009
Santa Gertrudis Property	$8,508,466	$5,140,016	$13,648,482	$3,453,507	$17,101,989
Bacanuchi Property	$24,060	$254,992	$279,052	($279,052)	$nil
Ariel Property	$nil	$nil	$nil	$25,000	$25,000
TOTAL	$8,532,526	$5,395,008	$13,927,534	$3,199,455	$17,126,989

FISCAL 2009 ENDED 12/31/2009 versus FISCAL 2008 ENDED 12/31/2008

Results of Operations

During the year ended 12/31/2009, the Company incurred losses of $1,869,240 ($0.06 loss per share) compared to a net loss of $1,638,520 ($0.06 loss per share) for the same period in 2008.

During the year ended 12/31/2009, the Company incurred $1,938,511 (2008 = $1,512,812) in general and administrative expenses, of which $907,602 (2008 = $719,921) relates to non-cash stock-based compensation for options vested during the period, a write- down of $277,075 (2008 = $nil) in mineral property and non-cash amortization of $8,353 (2008 = $6,840).  Excluding the non-cash items, the Company’s general and administrative expenses amounted to $745,481, compared to the year ended December 31, 2008’s $786,051, a decrease of $40,570.  The slightly decrease was due to the management conserving cash and cutting back costs in office expenses (2009 - $120,867; 2008 - $192,469), consulting fees (2009 = $18,277; 2008 = $34,297), transfer agent fees (2009 = $18,861; 2008 = $24,781) and shareholders’ communication (2009 = $112,207; 2008 = $154,706).  The decrease in costs was mostly offset by increases in (a) professional fees (2009 = $253,248; 2008 = $242,448) for negotiating to defer or amend various option and property payments; (b) corporate development (2009 = $125,690; 2008 = $74,087) for updating the shareholders and potential investors on the activities of the Company.

During the year ended 12/312009, the Company earned interest income of $31,664 from investing funds from private placements in Guaranteed Investment Certificates (“GIC”) issued by a Canadian chartered bank, compared to the year ended 12/31/2008’s $184,983, a decrease of $153,319.  The decrease was due to a lesser principal amount in 2009 and interest rate being higher in Fiscal 2008.  The Company also had a foreign exchange loss of $137,393 (2008 = $334,691) and a foreign exchange gain on future income tax liability of $175,000 (2008 = $24,000) during the year ended 12/31/2009.

For the three months ended 12/31/2009 vs. the three months ended 12/31/2008

During the three months ended 12/312009, the Company incurred losses of $97,083 ($0.00 loss per share) compared to a net loss of $632,993 ($0.02 loss per share) for the same period in 2008.

During the three months ended 12/31/2009, the Company incurred $265,355 (2008 - $457,650) in general and administrative expenses, of which $80,318 (2008 = $250,854) relates to non-cash stock-based compensation for options vested during the period, and non-cash amortization of $2,399 (2008 = $2,001).  Excluding the non-cash items, the Company’s general and administrative expenses amounted to $182,638, compared to the three months ended December 31, 2008’s $204,795, a slightly decrease of $22,157. The decrease was mostly due to the management conserving cash and cutting back costs in corporate development (2009 - $15,870; 2008 - $25,206), professional fees (2009 = $63,651; 2008 = $80,286), and shareholders’ communication (2009 = $36,961; 2008 = $43,812).  The other administrative expenditures varied over the periods but the overall effect of these variances was not material.

The Company completed an impairment analysis as at 12/31/2009 which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”. Management concluded that no impairment charge was required because:

1. Remaining historic resources for the SG Property as recorded by Campbell when production ceased in 2000 (Barrera, 11/30/2000) are non-NI 43-101 compliant.

2. there have been no significant changes in the legal factors or climate that affects the value of the SG Property;

3. all SG Property rights remain in good standing;

4. there have been no significant changes in the projections for the SG Property;

5. the price of gold has recently hit unprecedented historical highs;

6. exploration results continue to be positive; and

7. the Company intends to continue its exploration and development plans on its property.

Liquidity and Capital Resources

The Company’s working capital as at 12/31/2009 was $2,333,088 (12/31/2008 = $2,823,688).  Cash totaled $2,962,676 as at 12/31/2009, a decrease of $555,425 from $3,518,101 as at 12/31/2008.  The decrease was a result of (a) $3,608,779 net proceeds received from two private placements; offset by (b) $935,090 spent on its operating activities, including changes in working capital; and (c) $3,229,114 spent on its mineral properties.

As part of the acquisition of First Silver and Recursos, the Company is required to make three additional payments of US$500,000 each, in cash or common shares, at the option of the Company, on the first, second and third anniversary dates from 7/13/2007 to Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Minerals Inc.).  During Fiscal 2008, the Company issued a total of 325,829 common shares to Canada Gold for the first anniversary payment of US$500,000.  On 3/16/2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due.  On 5/7/2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 to Canada Gold and postponing the payments as follows:

Contractual Obligations	Payments due by period as at December 31, 2009
	Total	Less than 1 year	1 - 3 years	4 – 5 years	After 5 years
Long-term Debt (1)	$787,050	$524,700(2)	$262,350(2)	-	-
Capital Lease	-	-	-	-	-
Operating leases	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations	$1,721,000	-	-	-	$1,721,000(3)
Total Contractual Obligations	$2,508,050	$524,700	$262,350	-	$1,721,000

(1) The payments can be paid in cash or in common shares at the discretion of the Company with a minimum price and maximum price of $0.50 and $1.00 per share, respectively.

(2) The due dates of these payments are US$250,000 on 1/31/2010, US$250,000 on 7/31/2010 and US$250,000 on January 31, 2011.  Subsequently, on 1/31/2010, the Company issued 408,697 common shares at $0.65 for a payment of US$250,000.

(3) Future income tax liability recognized as the excess of the costs initially ascribed to the mineral property interests acquired at the date of purchase over the Company’s basis in these interests for taxation purposes.

On 6/4/2009, the Company completed a non-brokered private placement for gross proceeds of $2,000,250 by issuing 5,715,000 units at $0.35 per unit.  Each unit is comprised of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.60 per common share during the first twelve months from closing and $0.75 per common share during the final twelve months.  The Company paid a cash finder’s fee in the amount of $11,850 in connection with the private placement.  Another $10,987 was also included in share issue costs.  These securities are subject to a four-month hold expiring 10/5/2009.

On 8/19/2009, the Company completed a non-brokered private placement for gross proceeds of $1,572,000 by issuing 2,620,000 units at $0.60 per unit.  Each unit is comprised of one common share and one-half of one non-transferable common share purchase warrants.  Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months at an exercise price of $0.85.  A total of $8,835 was included in share issue costs. These securities are subject to a four-month hold expiring 12/19/2009.

As of the date of this Annual Report, the Company has no other outstanding commitments.  The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

On 5/13/2010, the Company completed a non-brokered private placement financing of four million units at $0.35 per unit for gross proceeds of $1,400,000.  Each unit comprised of one common share and one-half of one non-transferable warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $0.55 per common share.

The financing proceeds from all the placements are used for drilling at the SG Property, the Golden Arrow property and the Kinsley Mountain property and for general corporate purposes.

The Company’s current treasury along allows continuing exploration efforts and resource definition work throughout 2010. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

FISCAL 2008 ENDED 12/31/2008 versus FIVE MONTHS ENDED 12/31/2007

Results of Operations

The Company incurred a net loss of ($1,638,520) or ($0.06) per share in Fiscal 2008 Ended 12/31/2008; compared to a net income of $70,387 ($0.00 earnings per share) for the five months ended 12/31/2007, and a net loss of ($182,488) ($0.06 per share) for the year ended 7/31/2007.

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

The Company had interest income of $184,983 during Fiscal 2008 (five months ended 12/31/2007 = $76,973) by investing funds from private placements in guaranteed income certificates issued by a Canadian chartered bank.  The Company also had a foreign exchange loss of ($334,691) during Fiscal 2008, the majority of which related to the valuation of amounts owed to Canada Gold as of 12/31/2008.

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

As part of the acquisition of First Silver and Recursos, the Company is required to make three additional payments of US$500,000 each, in cash or common shares, at the option of the Company, on the first, second and third anniversary dates.  On 3/27/2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to Canada Gold in shares and issued 153,295 common shares valued at $1.66 per share to Canada Gold for 50% of the first payment of US$500,000.  On 7/9/2008, the Company issued another 172,534 shares to pay for the remaining US$250,000.  As at 12/31/2008, the second anniversary payment of US$500,000 payment was reported as a current liability on the Company’s balance sheet, with the residual obligation, not due with one year, classified as non-current.  Subsequently, on 3/16/2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current potion due.  The remaining US$250,000 will be paid on 7/5/2009, in cash or common shares at the Company’s discretion.

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

Cash used for Operating Activities during the Fiscal 2008 ended 12/31/2008 was ($610,281) including the net loss for the period of ($1,638,520).  Adjustments in the category of items not affecting cash for the fiscal year were amortization in the amount of $6,840; interest income accrued in the amount of ($4,634); stock-based compensation of $719,921, foreign exchange on long-term debt in the amount of $259,275, foreign exchange gain on future income tax liability of ($24,000); and changes in non-cash working capital items of $70,837.

THE FIVE MONTHS ENDED 12/31/2007 versus FISCAL 2007 ENDED 7/31/2007

Results of Operations

The Company incurred a net income of $70,387 or $0.00 earnings per share in the Five Months Ended 12/31/2007.

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

In addition, the Company incurred $88,255 in professional fees as the Company negotiated various option agreements, purchasing the net smelter royalty and exercising the option agreement on the San Enrique and Greta properties.  The Company also recorded a $180,000 foreign exchange gain on future income tax liability.

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

Current assets excluding cash at 12/31/2007 increased by $447,660, from $51,963 at 7/31/2007 to $499,623 at 12/31/2007.  The increase in current assets, excluding cash, is attributable to an increase in accounts receivable in the amount of $70,252; an increase in subscription receivable in the amount of $370,000 and an increase in prepaid expenses in the amount of $7,408.  Current liabilities at 12/31/2007 decreased by $64,662.  Accounts payable and accrued liabilities decreased by $26,112 as a result of the decrease in outstanding payables due to various vendors.  The current portion of due to Canada Gold decreased by $38,550 resulted in the fluctuation of the US dollar against the Canadian dollar.

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

Cash used for Operating Activities during the five months ended 12/31/2007 was ($340,847) including the net income for the period of $70,387.  The adjustments in the category of items not affecting cash for the fiscal year were amortization in the amount of $1,151; interest income accrued in the amount of $75,901; foreign exchange gain on the future income tax liability of $180,000; and, foreign exchange on long-term debt in the amount of $115,650.  During the five months ended 12/31/2007, the Company utilized an aggregate of $699,548 of its cash to acquire various interests in resource properties and deferred exploration activities and $18,420 to purchase equipment.  These expenditures are disclosed in ITEM #4.  The Company also raised a net of $2,540,272 from its private placement.

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At 12/31/2009 and 12/31/2008, the Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has three written management agreements.  Refer to ITEM #6B “Written Management Agreements” for additional information.

The Company had no “hard” contractual property obligations at 12/31/2009.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.  As of 12/31/2009, under the terms of the Santa Gertrudis Property acquisition agreement, the Company is obligated to make the following expenditures and payments, in cash or common shares (US Dollars):

	Total	Less than One year	One to Three years	Three to Five years	More than Five years
Long-Term Debt Obligations (1)	US$750,000	US$500,000	US$250,000	Nil	Nil
Capital (Finance) Lease Obligations
Operating Lease Obligations
Purchase Obligations (2)	US$2,872,500	US$750,000	US$2,072,500	US$50,000	Nil

(1) Other long-term obligations reflected on the Balance Sheet.

(2) The Purchase Obligations are optional and not mandatory on the part of the Company.

    Full disclosure of this obligation is provided in ITEM #4B.

5.G.  Safe harbor.

No Disclosure Necessary

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

The following table lists, as of June 30, 2010, the Directors and Senior Management.

Table No. 3
Directors and Senior Management
Name	Age	Date First Elected or Appointed
Mark T. Brown, Director (1)	42	July 29, 2006
Gregory E. McKelvey President/CEO and Director (2)	66	July 10, 2007
Donald E. Ranta, Director (1)	67	July 10, 2007
Hugh Miller, Director (1)	48	August 29, 2008
John R. Wilson, VP Exploration (3)	66	July 26, 2007
Winnie Wong, Chief Financial Officer/Secretary (4)	35	July 5, 2007
(1) Member of Audit Committee.
(2) He spends full time on the affairs of the Company.
(3) He spends about 90% of his time on the affairs of the Company.
(4) She spends about approximately a fourth of her time on the affairs of the Company.

Mark T. Brown, Director of the Company, received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia.  He is currently President of Pacific Opportunity Capital Ltd., a private company that provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises.  Prior to joining Pacific Opportunity Capital Ltd., from 1994 to 1997, Mr. Brown was the controller of three companies: Eldorado Gold Corporation, Miramar Mining Corporation and Northern Orion Exploration Ltd.  Eldorado Gold Corporation is currently listed on the Toronto Stock Exchange and the American Stock and Options Exchange and Miramar Mining Corporation is listed on the Toronto Stock Exchange. Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers.  Since 2007, he has been CFO of Almaden Minerals Ltd.; since 2005, he has been CFO/Director of Pitchstone Exploration Ltd.; since 2000, he has been a Director (former CFO) of Portal Resources Ltd.; since 1999, he has been CFO/Director (former President) of Rare Element Resources Ltd.; since 2006, he has been CFO of Rye Patch Gold Corp.; since 2001, he has been a Director of Strategem Capital Corporation; since 2000, he has been a Director (former President/CFO) of Sutter Gold Mining Inc.; since October 2005, he has been the Director/CFO of Tarsis Resources Ltd.; since 2008, he has been the CEO/Director of Fox Resources Ltd.; and since 2008, he has been the CEO/Director of Everclear Capital Ltd.  From 2006 to July 2007, Mr. Brown was Chief Financial Officer/Corporate Secretary of the Company.

Gregory E. McKelvey, President/CEO and Director of the Company, has more than forty years of extensive, international experience in Latin America, Africa, and Europe in expanding responsibilities for significant mining companies such as Kennecott, Cominco, Homestake, and Phelps Dodge.  He also acts as an Adjunct Faculty member at the University of Arizona in their International Center for Mining Health, Safety and Environment and worked for the USGS in Latin America.  He has also consulted for Codelco, Phelps Dodge, Newmont Mining, Gerald Metals and Quadra Mining.  Mr. McKelvey has successfully directed and led innovative exploration efforts, resulting in the discovery and identification of several major ore deposits.  He participated in or led the teams that discovered Sossego (Cu/Au) in Brazil; Sheep Creek (Zn, Cu, Co) in Montana; Spar Lake–Cabinet Mts. (Cu, Ag) in Montana; Sechura, (P2O5) in Peru; extensions of the Punta de Cobre (Cu/Au) deposits in Chile; extensions of ore at Chino (Cu) in New Mexico; the Codelco IOCG discovery in Brazil, and the recent new porphyry copper center at Sierra Gorda in Chile.   As the former VP-Exploration Latin America for Phelps Dodge, Mr. McKelvey leads the company including the formulation and implementation for the strategic and tactical exploration plans for the company.  From April 2001 to May 2005, he was Managing partner of Global Mine Discovery Partnership LLC and from April 2005 to May 2007, he was a geologic consultant for Quadra Mining, Newmont Gold, Gerald Minerals and Phelps Dodge.  Since February 2008, he has been a Director of Rare Element Resources Ltd.; since November 2009, he has been a Director of Redhawk Resources Inc.; and since January 2008, he has been a Director of Everclear Capital Ltd.

Donald E. Ranta, Director of the Company, is an exploration and development mining executive, experienced in planning, implementing and directing successful exploration and acquisition programs throughout North America, South America, Africa and other international locations.  He has extensive experience in generative exploration, project exploration and appraisal, geologic-engineering, economic evaluation, and strategic and business planning.  His exploration teams were responsible for the discovery of many of the Santa Gertrudis gold deposits in Sonora, Mexico.  In addition, he is a former President and Board member of Society for Mining, Metallurgy and Exploration, Inc. and the current Vice President-Finance and a Board member of American Institute of Mining, Metallurgical and Petroleum Engineers.  He holds geological engineering degrees from the University of Minnesota (BS), University of Nevada (MS), and the Colorado Scool of Mines (PhD).  Since October 2007, he has been a Director of Rare Element Resources Ltd.; since September 2008, he has been a Director of Otis Gold Corp.; and since January 2008, he has been a Director of Everclear Capital Ltd.

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

John R. Wilson, VP Exploration of the Company, has over thirty-five years of experience in all aspects of base and precious metals exploration, discovery, reserve definition and mine development.  During his career, he has been involved in significant discoveries in Brazil, Nevada and Peru.  He has also done detailed evaluations of numerous deposits and prospect types in varying geological terrains throughout the western U.S., Russia, Chile, Peru, Brazil, Mexico, Central America and Asia.  He has worked for Codelco Corporation, Fortress Minerals Company, Cyprus Minerals Company, Amoco Minerals Company, AMAX Mining Corporation and Essex International, and his levels of responsibility have ranged from initial prospect evaluation, design and management of regional exploration programs in various worldwide locations, deposit/resource modeling and development programs.  Mr. Wilson has a strong field orientation, excellent managerial skills and a proven record of discovery.  His successful track record includes: the initial field and resource evaluation of the Kubaka gold deposit in the Magadan region of the Russian Far East which Cyprus subsequently acquired and developed; the design, management and participation in the exploration program that led to the discovery of the Cerro Negro oxide copper deposit in the Cerro Verde district of southern Peru; the design and management of Cyprus' first reserve/engineering drilling program at the El Abra porphyry copper deposit in northern Chile; the design and supervision of the exploration drilling program that resulted in the reserve delineation in south-central Nevada; and participation in the Codelco exploration program in the Carajas region of Brazil which resulted in the discovery of the Boa Esperanza IOCG deposit.  Mr. Wilson is credited as the co-discoverer of the Boa Esperanza.  From 2005 to 2007, he was a full-time consultant for Codelco in Mexico.  Mr. Wilson has been VP Exploration for the Company since August 2007.

Winnie Wong, Chief Financial Officer and Corporate Secretary of the Company, received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  She is currently Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  Prior to joining Pacific Opportunity Capital Ltd., Ms. Wong was the controller of Pivotal Corporation a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies such as AQM Copper Inc. (since April 2007), Mediterranean Resources Ltd. (since August 2005), Strategem Capital Corporation (since May 2005), Rare Element Resources Ltd. (since July 2003), and Fox Resources Ltd. (since June 2008).  She is also a Director of Everclear Capital Ltd. (since January 2008).  From 2006 to July 2007, she was President/CEO of the Company.

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

6.B.  Compensation

Director Compensation

The Company has no formal written program for compensating Directors for their service as directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2009, 275,000 stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2009, Fiscal 2008, and the Five Months Ended 12/31/2007 for each Director.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2009 Ended 12/31/2009 was $617,829.  The following table details compensation paid/accrued for Fiscal 2009 Ended 12/31/2009 for the Senior Management and Directors.

Table No. 4

Senior Management/Directors

Summary Compensation Table

Name and principal position	Year	Salary	Share-based awards	Option-based awards(2)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
Gregory E. McKelvey Chief Executive Officer	2009	$153,515(1)	NA	$115,927	NA	NA	NA	$7,093(3)	$276,535
Winnie Wong Chief Financial Officer	2009	NA	NA	$70,160	NA	NA	NA	NA	$70,160
John R. Wilson Vice President of Exploration	2009	$167,471(1)	NA	$91,535	NA	NA	NA	$12,128(3)	$271,134

1.

Mr. McKelvey received a monthly amount of US$11,000 per month during Fiscal 2009.  Mr. Wilson received a monthly amount of US$12,000 per month during Fiscal 2009.

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

4.

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

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2009, the most recently completed fiscal year; there were 2,650,000 stock options outstanding.  During Fiscal 2009, 995,000 stock options were granted to Senior Management, Directors, and employees/ consultants.  25% of all stock options are vested after six months; 25% are then vested after nine months and the remaining 50% are vested after one year.  During Fiscal 2009, no SARs (stock appreciation rights) were granted.  During Fiscal 2009: no stock options were exercised; no stock options were cancelled/expired; and none were re-priced.

The following table sets forth the outstanding share-based awards and option-based awards held by the named Senior Management of the Company at the end of the most recently completed financial year, 12/31/2009.

Table No. 5A

Outstanding Share-Based Awards and Option-Based Awards Option-based Awards

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)
Gregory E. McKelvey Chief Executive Officer	300,000 125,000 75,000	$0.50 $1.40 $0.58	07/12/2012 06/17/2013 06/09/2014	$51,000 $nil $6,750
Winnie Wong Chief Financial Officer	65,000 75,000 75,000 50,000	$0.20 $0.50 $1.40 $0.58	12/14/2011 07/12/2012 06/17/2013 06/09/2014	$30,550 $12,750 $nil $4,500
John R. Wilson VP of Exploration	200,000 100,000 50,000 50,000	$0.50 $1.40 $0.58 $1.16	07/12/2012 06/17/2013 06/09/2014 11/17/2014	$34,000 $nil $4,500 $nil
(1) The market price for the Company’s common shares on December 31, 2009 was $0.67. No value has been given to unexercised options that were out of the money on December 31, 2009.

The following table sets forth the outstanding share-based awards and option-based awards held by the directors of the Company at the end of the most recently completed financial year, 12/31/2009:

Table No. 5B

Outstanding Share-Based Awards and Option-Based Awards Option-based Awards

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)
Donald E. Ranta	100,000 50,000 50,000	$0.50 $1.40 $0.58	07/12/2012 06/17/2013 06/09/2014	$17,000 $nil $4,500
Mark T. Brown	65,000 100,000 50,000 50,000	$0.20 $0.50 $1.40 $0.58	12/14/2011 07/12/2012 06/17/2013 06/09/2014	$30,550 $17,000 $nil $4,500
Hugh Miller	25,000 100,000 50,000	$0.50 $1.35 $0.58	07/12/2012 09/05/2013 06/09/2014	$4,250 $nil $4,500
(1) The market price for the Company’s common shares on December 31, 2009 was $0.67. No value has been given to unexercised options that were out of the money on December 31, 2009.

The following table sets forth details of the value vested or earned for all incentive plan awards during FY2009 Ended 12/31/2009, the most recently completed financial year, by each Named Executive Officer.

Table 6A

Value Vested or Earned for Incentive Plan Awards

during the Most Recently Completed Financial Year

Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year Name	Option-based awards - Value vested during the year (1)	Share-based awards –Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gregory E. McKelvey Chief Executive Officer	$8,813	N/A	N/A
Winnie Wong Chief Financial Officer	$5,875	N/A	N/A
John R. Wilson VP of Exploration	$5,875	N/A	N/A

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

The following table sets forth details of the value vested or earned for all incentive plan awards during FY2009 Ended 12/31/2009, the most recently completed fiscal year, by each director.

Table 6B

Value Vested or Earned for Incentive Plan Awards

during the Most Recently Completed Financial Year

Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year Name	Option-based awards - Value vested during the year (1)	Share-based awards –Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Donald E. Ranta	$5,875	N/A	N/A
Mark T. Brown	$5,875	N/A	N/A
Hugh Miller	$5,875	N/A	N/A

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

Stock Options

The Company may grant stock options to Directors, Senior Management, employees, and consultants. 995,000 stock options were granted during Fiscal 2009, no stock options were exercised, and no stock options were cancelled/expired during Fiscal 2009.  Refer to ITEM #6.E., "Share Ownership" and Table No. 4/5/6/7/8 for information about stock options.

Change of Control Remuneration

In the event that the consulting agreement with Gregory E. McKelvey is terminated without cause by the Company, the Company is obligated to pay a termination fee in the amount of six times the monthly amount paid to Mr. McKelvey.  Other than described herein and in ITEM #6, “Written Management Agreements” below, the Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management in Fiscal 2010 to compensate such Senior Management in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

The Company entered into a consulting agreement dated 7/5/2007 with John R. Wilson, Vice President of Exploration, pursuant to which the Company pays Mr. Wilson a monthly amount of US$12,000 during fiscal 2009 and reduced to US$6,000 during fiscal 2010.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.  No Disclosure Necessary

6.C.3.  Board Independence

The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that Hugh Miller and Donald E. Ranta are independent.

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2009, the Board of Directors held four regularly scheduled meeting.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all directors attended the June 2009 annual shareholders meeting.

The Company’s only standing committee is the Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 7/31/2006.  The current members of the Audit Committee are: Mark T. Brown, Hugh Miller (independent), and Donald Ranta (independent).  The Audit Committee met four times during Fiscal 2009 and two times during Fiscal 2010-to-date.

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

6.C.5.  Code of Ethics

The Board has adopted “Corporate Governance and Policies” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2009 and Fiscal 2010-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of 6/30/2010, the Company had 15 full-time employees and 4 part-time employees/consultants, including the three Senior Management; 15 of these employees are directly engaged in mineral exploration/development.  As of 12/31/2009 and 12/31/2008, the Company had nineteen and fifteen employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

June 30, 2010

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Ernesto Echavarria (1)	11,265,250	27.1%
	TOTAL 5% SHAREHOLDERS	11,265,250	27.1%
Common	Mark T. Brown (2)	1,539,000	3.7%
Common	Gregory E. McKelvey (3)	675,000	1.6%
Common	John R. Wilson (4)	420,000	1.0%
Common	Winnie Wong (5)	287,500	0.7%
Common	Donald E. Ranta (6)	230,000	0.6%
Common	Hugh Miller (7)	175,000	0.4%
	Total Senior Management and Directors	3,326,500	8.0%
	TOTAL	14,591,750	35.1%
(1)	3,747,250	Represent currently exercisable share purchase warrants
(2)	265,000	Represent currently exercisable stock options.
	150,000	Represent currently exercisable share purchase warrants.
	1,124,000

are common shares: 948,000 are held by POC and 126,000 are held by Spartacus Management Inc., a private company owned by Mark Brown.  Of this, 97,500 common shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities.

(3)	500,000	Represent currently exercisable stock options.
	175,000	20,250 common shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities.
(4)	400,000	Represent currently exercisable stock options.
(5)	265,000	Represent currently exercisable stock options.
	22,500	7,500 common shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities.
(6)	200,000	Represent currently exercisable stock options.
(7)	175,000	Represent currently exercisable stock options.
Based on 41,544,684 common shares outstanding as of 6/30/2010 and stock options and warrants held by each beneficial holder exercisable within sixty days.

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

The principal purposes of Animas Plan is to give Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company.  Eligible Persons include Directors, Officers, Employees, Consultants, Consultant Companies, or Management Company Employees.

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

Table No. 8

Stock Options Outstanding

06/30/2010

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
Gregory E. McKelvey	300,000	$0.50	7/12/2007	7/12/2012
Gregory E. McKelvey Gregory E. McKelvey	125,000 75,000	$1.40 $0.58	6/17/2008 6/9/2009	6/17/2013 6/9/2014
John R. Wilson	200,000	$0.50	7/12/2007	7/12/2012
John R. Wilson John R. Wilson John R. Wilson	100,000 50,000 50,000	$1.40 $0.58 $1.16	6/17/2008 6/9/2009 11/17/2009	6/17/2013 6/9/2014 11/17/2014
Mark T. Brown	65,000	$0.20	12/14/2006	12/14/2011
Mark T. Brown	100,000	$0.50	7/12/2007	7/12/2012
Mark T. Brown Mark T. Brown	50,000 50,000	$1.40 $0.58	6/17/2008 6/9/2009	6/17/2013 6/9/2014
Winnie Wong	65,000	$0.20	12/14/2006	12/14/2011
Winnie Wong	75,000	$0.50	7/12/2007	7/12/2012
Winnie Wong Winnie Wong	75,000 50,000	$1.40 $0.58	6/17/2008 6/9/2009	6/17/2013 6/9/2014
Hugh Miller	25,000	$0.50	7/12/2007	7/12/2012
Hugh Miller Hugh Miller	100,000 50,000	$1.35 $0.58	9/5/2008 6/9/2009	9/5/2013 6/9/2014
Donald E. Ranta	100,000	$0.50	7/12/2007	7/12/2012
Donald E. Ranta Donald E. Ranta	50,000 50,000	$1.40 $0.58	6/17/2008 6/9/2009	6/17/2013 6/9/2014
Total Officers/Directors	1,805,000
Employees/Consultants/etc.	625,000	$0.50	7/12/2007	7/12/2012
Employees/Consultants/etc.	75,000	$1.60	1/15/2008	1/15/2013
Employees/Consultants/etc.	170,000	$1.40	6/17/2008	6/17/2013
Employees/Consultants/etc. Employees/Consultants/etc. Employees/Consultants/etc. Employees/Consultants/etc. Employees/Consultants/etc.	200,000 155,000 30,000 230,000 155,000	$1.35 $0.58 $0.66 $1.12 $1.17	9/5/2008 6/9/2009 7/6/2009 9/11/2009 11/17/2009	9/5/2013 6/9/2014 7/6/2014 9/11/2014 11/17/2014
TOTAL	3,445,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

7.A.1.a.  Holdings By Major Shareholders

Refer to ITEM #6.E, and Tables No. 4/5/6/7/8, for details regarding securities held by 5% Shareholders, Senior Management, Directors, and others.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings

7.A.1.c.  Different Voting Rights

No Disclosure Necessary

7.A.2.  Canadian Share Ownership

On 6/30/2010, the Company’s shareholders’ list showed 41,544,684 common shares outstanding with 86 registered shareholders.  Of these registered shareholders, 31 are resident in Canada, 47 are resident in the USA, and 8  are located elsewhere.  The Canadian shareholders own 35,004,172 common shares (84%); the US shareholders own 3,440,071 common shares, and the other shareholders own 3,100,441 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 508 “holders of record” in Canada, holding approximately 15% of the outstanding shares of the Company, and over 1,230 beneficial owners that own 100% of its common shares.

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

7.B.  Related Party Transactions

During Fiscal 2009 Ended 12/31/2009, the Company:

a.

Incurred an expense of $9,000 for rent to Pacific Opportunity Capital (“POC”), a private company controlled of which Mark Brown, a Director of the Company, is President and a director.

b.

Incurred expense of $136,300 for management/accounting services to POC.

c.

At 12/31/2009, $8,663 was owed to POC.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 12/31/2008, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Fiscal 2009 Ended 12/31/2009

Fiscal 2008 Ended 12/31/2008

Five Months Ended 12/31/2007

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

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last seven months, the last nine calendar quarters, and the last three fiscal periods.

Table No. 9
TSX Venture Exchange
Common Shares Trading Activity
Sales - Canadian Dollars
Period Ended	Volume	High	Low	Closing
Monthly
6/30/2010	801,800	$0.38	$0.30	$0.33
5/31/2010	1,669,200	$0.48	$0.35	$0.35
4/30/2010	942,700	$0.48	$0.40	$0.43
3/31/2010	1,221,900	$0.49	$0.38	$0.43
2/38/2010	2,277,100	$0.63	$0.43	$0.46
1/31/2010	1,936,300	$0.78	$0.53	$0.54
12/31/2010	4,120,500	$1.19	$0.55	$0.xx
Quarterly
3/31/2010	5,874,100	$0.80	$0.38	$0.42
12/31/2009	10,233,900	$1.30	$0.58	$0.67
9/30/2009	7,741,900	$1.25	$0.52	$1.02
6/30/2009	3,235,200	$0.75	$0.32	$0.63
3/31/2009	4,443,900	$0.48	$0.26	$0.37
12/31/2008	5,045,000	$1.10	$0.26	$0.55
9/30/2008	3,569,300	$1.70	$0.92	$1.19
6/30/2008	3,823,200	$1.68	$1.05	$1.67
3/31/2008	7,927,100	$2.14	$1.29	$1.58
Yearly
Fiscal 2009 Ended 12/31/2009	25,654,900	$1.25	$0.26	$0.67
Fiscal 2008 Ended 12/31/2008	20,364,600	$2.14	$0.26	$0.55
Five Months Ended 12/31/2007	8,566,577	$1.80	$0.63	$1.80
Fiscal 2007 Ended 7/31/2007	330,300	$0.98	$0.28	$0.90

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

Table No. 10

Share Purchase Warrants Outstanding

June 30, 2010

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
June 4, 2009	2,857,500	2,857,500	$0.60	$0.75	June 4, 2011
August 19, 2009	1,310,000	1,310,000	$0.85	$0.85	February 19, 2011
May 12, 2010	2,000,000	2,000,000	$0.55	$0.55	November 12, 2011

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

Under the Escrow Agreements above, the Seed and Property Acquisition Escrow Shares are to be released from escrow on a pro-rata basis on the following schedule.  As of 6/30/2010, 820,558 shares remain escrowed.

Release Date	% Permitted for Release
Upon completion of QT	10% (7/5/2007 released)
6 months from Exchange Notice	15% (1/5/2008 released)
12 months from Exchange Notice	15% (7/5/2008 released)
18 months from Exchange Notice	15% (1/5/2009 released)
24 months from Exchange Notice	15% (7/5/2009 released)
30 months from Exchange Notice	15% (1/5/2010 released)
36 months from Exchange Notice	15%
TOTAL	100%

Finder’s Fee Escrow Shares.  A finder’s fee of 379,000 common shares of the Company were paid to an arm’s length party for the acquisition of First Silver and Recursos; these shares are subject to an escrow agreement dated 7/5/2007.  Under the Escrow Agreement above, the Finder’s Fee Escrow Shares are to be released from escrow on a pro-rata basis on the following schedule:

Release Date	% Permitted for Release
July 5, 2007	49% (7/5/2007 released)
July 5, 2008	17% (7/5/2008 released)
July 5, 2009	17% (7/5/2009 released)
July 5, 2010	17%
TOTAL	100%

Escrow Shareholder and Release Schedule

Shareholder	Reason For Escrow	Original Number of Escrowed Shares	7/5/2007	1/5/2008	7/5/2008	1/5/2008	7/5/2009	1/5/2010	7/5/2010
POC	seed	500,000	50,000	75,000	75,000	75,000	75,000	75,000	75,000
Mark Brown	seed	150,000	15,000	22,500	22,500	22,500	22,500	22,500	22,500
Winnie Wong	seed	50,000	5,000	7,500	7,500	7,500	7,500	7,500	7,500
Kenneth Morgan	seed	200,000	20,000	30,000	30,000	30,000	30,000	30,000	30,000
Alastair Sinclair	seed	100,000	10,000	15,000	15,000	15,000	15,000	15,000	15,000
MetalQuest Minerals Inc.	Acq. of FS/RE	1,500,000	150,000	225,000	225,000	225,000	225,000	225,000	225,000
Jeffrey Phillips	Finder’s Fee	379,000	185,710		64,430		64,430		64,430
Jeffrey Phillips	Acq. of Chuqui	851,000	85,100	127,650	127,650	127,650	127,650	127,650	127,650
Mark Isaacs	Acq. of Chuqui	775,850	77,585	116,378	116,378	116,378	116,378	116,378	116,378
George Isaacs	Acq. of Chuqui	254,000	25,400	38,100	38,100	38,100	38,100	38,100	38,100
Gregory McKelvey	Acq. of Chuqui	135,000	13,500	20,250	20,250	20,250	20,250	20,250	20,250
John Reynolds	Acq. of Chuqui	243,000	24,300	36,450	36,450	36,450	36,450	36,450	36,450
Gary Freeman	Acq. of Chuqui	282,000	28,200	42,300	42,300	42,300	42,300	42,300	42,300
		5,419,850	689,795	756,128	820,558	756,128	820,558	756,128	820,558

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 12/31/2009 or 12/31/2008 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2009 Ended 12/31/2009	Fiscal 2008 Ended 12/31/2008
Audit Fees	$22,000	$20,000
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$22,000	$20,000

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

Audited Financial

    Auditor's Report, dated 4/26/2010

    Consolidated Balance Sheets at 12/31/2009 and 12/31/2008

    Consolidated Statements of Operations and Deficit

      for the periods ended 12/31/2009, 12/31/2008, and 12/31/2007

    Consolidated Statements of Cash Flows

      for the periods ended 12/31/2009, 12/31/2008, and 12/31/2007

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

For the year ended December 31, 2009

AUDITORS' REPORT

To the Shareholders of Animas Resources Ltd.

We have audited the consolidated balance sheets of Animas Resources Ltd. as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss and cash flows for each of the years ended December 31, 2009 and 2008 and for the five month period ended December 31, 2007. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years ended December 31, 2009 and 2008 and for the five month period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 26, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated April 26, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 26, 2010

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31		Restated (Note 15)
	2009	2008

Assets

Current assets:
Cash and cash equivalents	$2,962,676	$3,518,101
Amounts receivable	15,066	12,891
Prepaid expenses	11,195	20,547
	2,988,937	3,551,539

Mineral properties (Note 4)	17,126,989	13,927,534
Equipment (Note 5)	29,526	37,879
	$20,145,452	$17,516,952

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$122,486	$103,289
Due to related parties (Note 8)	8,663	13,162
Current portion of long-term debt (Note 6)	524,700	611,400
	655,849	727,851
Long-term debt (Note 6)	262,350	611,400
Future income tax liability (Note 10)	1,721,000	1,896,000
	2,639,199	3,235,251

Shareholders’ Equity:
Share capital (Note 7)	17,904,975	15,303,184
Contributed surplus	3,223,009	731,008
Deficit	(3,621,731)	(1,752,491)
	17,506,253	14,281,701
	$20,145,452	$17,516,952

Subsequent events (Note 16)

Approved by the Board of Directors:
“Gregory E. McKelvey”	Director
Gregory E. McKelvey

“Mark T. Brown”	Director

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss (Income)

		Restated (Note 15)	Restated (Note 15)
	Year ended December 31 2009	Year ended December 31 2008	Five months ended December 31 2007

Expenses:
Amortization	$ 8,353	$ 6,840	$ 1,151
Bank charges and interest	7,432	5,294	4,601
Corporate development	125,690	74,087	25,166
Filing fees	25,562	23,502	21,135
Insurance	15,651	8,056	1,298
Management and consulting fees	18,277	34,297	10,509
Office	120,867	192,469	69,199
Professional fees	253,248	242,448	88,255
Rent	22,363	7,000	2,500
Shareholders’ communication	112,207	154,706	35,961
Stock-based compensation	907,602	719,921	-
Transfer agent fees	18,861	24,781	12,089
Travel	25,323	19,411	6,574
Write-off of mineral property costs	277,075	-	-
Loss before other items	1,938,511	1,512,812	278,438

Other items:
Interest income	(31,664)	(184,983)	(76,973)
Foreign exchange loss (gains)	137,393	334,691	(91,852)
Foreign exchange gain on future income tax liability (FITL)	(175,000)	(24,000)	(180,000)
	(69,271)	125,708	(348,825)
Net loss (income) and comprehensive loss (income)	$ 1,869,240	$ 1,638,520	$ (70,387)
Loss (income) per share – basic and diluted	$ 0.06	$ 0.06	$ (0.00)
Weighted average number of common shares outstanding	32,550,136	26,532,405	21,447,039

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Statement of Shareholders’ Equity
Restated (Note 15)
	Number of Shares	Amount	Shares Subscribed	Contributed Surplus	Deficit	Total Shareholders’ Equity

Balance at July 31, 2007	21,134,000	$ 9,267,377	$ -	$ 107,635	$ (184,358)	$ 9,190,654
Share Issues:
Private placement (Note 7(b)(i))	2,500,000	2,500,000	-	-	-	2,500,000
Option payment (Note 4)	21,739	20,000	-	-	-	20,000
Exercise of options (Note 7(b)(ii))	120,000	24,000	-	-	-	24,000
Exercise of Agent’s and Finder’s warrants (Note 7(b)(iii))	407,768	224,272	-	-	-	224,272
Fair value of the options and warrants exercised (Notes 7(b)(ii) & (iii))	-	57,168	-	(57,168)	-	-
Exercise of warrants (Note 7(b)(iii))	160,000	160,000	-	-	-	160,000
Excess proceeds received	-	-	2,000	-	-	2,000
Net income and comprehensive income for the five months	-	-	-	-	70,387	70,387
Balance at December 31, 2007	24,343,507	$ 12,252,817	$ 2,000	$ 50,467	$ (113,971)	$ 12,191,313
Share Issues:
Long-term debt payment (Note 6)	325,829	509,475	-	-	-	509,475
Option payments (Note 4)	542,266	708,793	-	-	-	708,793
Property payment – Bacanuchi (Note 4)	400,000	200,000	-	-	-	200,000
Net smelter royalty repurchase (Note 4)	50,000	62,500	-	-	-	62,500
Exercise of options (Note 7(b)(v))	45,000	22,500	-	-	-	22,500
Exercise of Agent’s and Finder’s warrants (Note 7(b)(iv))	320,957	176,526	-	-	-	176,526
Fair value of option and warrants exercised (Notes 7(b)(iv) & (v))	-	39,380	-	(39,380)	-	-
Exercise of warrants (Note 7(b)(iv))	1,331,193	1,331,193	-	-	-	1,331,193
Stock-based compensation (Note 7(g))	-	-	-	719,921	-	719,921
Excess proceeds received	-	-	(2,000)	-	-	(2,000)
Net loss and comprehensive loss for the year	-	-	-	-	(1,638,520)	(1,638,520)
Balance at December 31, 2008	27,358,752	$ 15,303,184	$ -	$ 731,008	$ (1,752,491)	$ 14,281,701
Share Issues:
Long-term debt payment (Note 6)	637,700	318,849	-	-	-	318,849
Option payment (Note 4)	576,508	258,562	-	-	-	258,562
Exercise of Agent’s warrants (Note 7(b)(viii))	1,275	701	-	-	-	701
Exercise of warrants (Note 7 (b)(ix))	112,500	67,500	-	-	-	67,500
Fair value of warrants exercised (Notes 7(b)(viii) & (ix))	-	40,611	-	(40,611)	-	-
Private Placements (Notes 7(b)(vi) & (vii))	8,335,000	1,947,240	-	1,625,010	-	3,572,250
Share issue costs (Notes 7(b)(vi) & (vii))	-	(31,672)	-	-	-	(31,672)
Stock-based compensation (Note 7(g))	-	-	-	907,602	-	907,602
Net loss and comprehensive loss for the year	-	-	-	-	(1,869,240)	(1,869,240)
Balance at December 31, 2009	37,021,735	$ 17,904,975	$ -	$ 3,223,009	$ (3,621,731)	$ 17,506,253

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

		Restated (Note 15)	Restated (Note 15)
	Year ended December 31 2009	Year ended December 31 2008	Five months ended December 31 2007
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net income (loss) and comprehensive (loss) income	$ (1,869,240)	$ (1,638,520)	$ 70,387
Items not involving cash:
Amortization	8,353	6,840	1,151
Accrued interest income	(453)	(4,634)	(75,901)
Stock-based compensation	907,602	719,921	-
Foreign exchange gain on FITL	(175,000)	(24,000)	(180,000)
Foreign exchange (gains) losses on long-term debt	(116,900)	259,275	(115,650)
Write-down of mineral property	277,075	-	-
	(968,563)	(681,118)	(300,013)
Changes in non-cash working-capital items:
Amounts receivable	(1,722)	91,775	5,649
Prepaid expenses	9,352	9,044	(7,408)
Accounts payable and accrued liabilities	30,342	(29,982)	(39,075)
Due to related parties	(4,499)	-	-
	(935,090)	(610,281)	(340,847)

INVESTING ACTIVITIES
Proceeds from sale of property	21,204	-	-
Exploration costs	(3,250,318)	(4,371,595)	(699,548)
Purchase of equipment	-	(27,450)	(18,420)
	(3,229,114)	(4,399,045)	(717,968)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	3,640,451	1,898,219	2,540,272
Share issue costs	(31,672)	-	-
Net cash provided by financing activities	3,608,779	1,898,219	2,540,272

Net change in cash and cash equivalents	(555,425)	(3,111,107)	1,481,457

Cash and cash equivalents, beginning of year / period	3,518,101	6,629,208	5,147,751

Cash and cash equivalents, end of year / period	$ 2,962,676	$ 3,518,101	$ 6,629,208
Supplemental disclosure with respect to cash flows (Note 9)

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act and trades under the symbol “ANI” on the TSX Venture Exchange (the “Exchange”).

The Company owns a significant portion of the Santa Gertrudis gold deposit in Mexico and is primarily engaged in the acquisition and exploration of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The Company has an accumulated operating deficit of $3,621,731 to date. The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult or impossible to secure.

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

For the year ended December 31, 2009

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

(e)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2009, the Company did not have any asset retirement obligations.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

(j)

Cash and cash equivalents

Cash and cash equivalents consist of cash and term investments with maturities of three months or less, deposited in a high-quality financial institution, together with accrued interest thereon. Term investments are readily convertible to known amounts of cash.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(k)

Share Capital

Common shares issued for non-monetary consideration are generally recorded at their market value based upon the trading price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares. Shares issued as property option payments, at the discretion of the Company, are valued at their fair market value on the date of issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Cash consideration received for units comprising a share and a warrant or warrant-portion is allocated to the non-share instrument based on the fair value of that instrument. The residual consideration is recorded in share capital.

(l)

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

(m)

Comparative figures

Certain comparative figures have been reclassified in order to conform to the current year’s financial statement presentation.

(n)

Recently adopted accounting pronouncements

1.

The CICA issued Section 3064 – Goodwill and Intangible Assets replacing Section 3450, Research and Development Costs. The new standard, which the Company will adopt in fiscal 2009, establishes guidelines for the recognition, measurement, presentation and disclosure of research and development costs. Management is in the process of assessing the impact of this new standard and the impact on the Company’s consolidated financial statements has not yet been determined.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(n) Recently adopted accounting pronouncements - Continued

2.

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued the Emerging Issues Committee (“EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments – Recognition and Measurement.” It states that an entity’s own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company’s consolidated financial statements.

3.

The CICA amended Section 3862 “Financial Instruments – Disclosure”

This amended Section requires an entity to classify fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This standard did not have a material impact on the Company’s financial statements. CICA Handbook Section 3862 prioritizes the inputs into three levels that may be used to measure fair value:

a)  Level 1 – Applies to assets of liabilities for which there are quoted prices in active markets for identical assets or liabilities.

b)  Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

c)  Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company’s financial instruments consist principally of cash and cash equivalents, amounts receivables, account payable and accrued liabilities, and due to related parties. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on recurring basis include cash and short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective dates or durations.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

3.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

(a)

Consolidated financial statement and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

(b)

Business combinations

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquire, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

(c)

International Financial Reporting Standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has assessed the impact of the adoption of IFRS for 2011, and concluded that there would be no significant impact or modification to financial reporting, accounting system and internal control process.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

4.

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

Lopez-Limon Option Agreement

The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000	Paid
December 1, 2009	30,000	Paid
June 1, 2010	190,000
December 1, 2010	250,000
June 1, 2011	600,000
December 1, 2011	700,000

Total	$ 2,150,000

Don Victor Option Agreement

On December 26, 2008, the Company and the optionor amended its original agreement signed on July 24, 2007 to purchase three mineral claims in the Santa Gertrudis Property. Under the terms of the amended agreement the following cash and share payments are required:

	Amount in cash or common shares at the discretion of the Company (US$)		Amount in common shares (US$)
At signing	$ 25,000	Cash paid	$ 20,000	Issued
July 24, 2008	25,000	Cash paid	25,000	Issued
January 24, 2009	65,000	Shares issued	-
July 24, 2009	77,500	Shares issued	-
January 24, 2010	90,000	Shares issued subsequently	-
July 24, 2010	100,000		-
January 24, 2011	110,000		-
July 24, 2011	127,500		-
January 24, 2012	135,000		-
July 24, 2012	150,000		-

Total	$ 905,000		$ 45,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

4.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
August 13,2007	$ 20,000	Paid
August 13, 2008	20,000	Paid
February 13, 2009	20,000	Paid
August 13, 2009	20,000	Paid
February 13, 2010	20,000	Paid subsequently
August 13, 2010	20,000
February 13, 2011	20,000
August 13, 2011	20,000
February 13, 2012	20,000
August 13, 2012	20,000
Final option payment	20,000

Total	$ 220,000

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

Minera Lixivian Option Agreement

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two concessions within the Santa Gertrudis Property by making the following cash and share payments:

	Amount in cash (US$)		Amount in common shares (US$)
October 15, 2008	$ 165,000	Paid	$ 228,000	Issued
April 15, 2009	165,000	Paid
October 15, 2009	62,000	Paid
April 15, 2010	30,000	Paid subsequently

Total	$ 422,000		$ 228,000

On October 17, 2008, the Company received final approval from the Exchange for this acquisition and issued 217,000 common shares at a value of $1.11 per share (US$228,000).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

4.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Net Smelter Royalty

In 2007, the Company purchased various Net Smelter Returns royalties paying $87,500 cash and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the Santa Gertrudis Property.

Bacanuchi Property

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share. The Company also advanced $10,000 to the property owner for mining taxes.

In April 2009, the Company sold the Bacanuchi property for the reimbursement of the Company’s payments of 2009 property taxes, a future payment of US$1 million that would become payable upon completion of a feasibility study and a 5% Net Profits Interest in the property. The Company wrote off the residual balance of deferred property costs of $277,075.

Ariel Copper Property, Sonora State, Mexico

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to an 80% interest in the Ariel porphyry copper concessions.

The terms of the option are as follows:

	Amount in Cash		Exploration expenditures completed
At signing	$ 25,000	Paid
December 18, 2010	50,000
December 18, 2011	50,000
December 18, 2012	50,000		$ 2,000,000	Earn 51%
December 18, 2013	50,000
December 18, 2014	50,000		1,500,000	Earn an additional 14% to 65%
Total	$ 275,000		$ 3,500,000

Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company can earn a further 15% interest for a total of 80%.

The Company will enter a final option agreement with the vendor upon the completion of the due diligence.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

4.

MINERAL PROPERTIES - CONTINUED

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon the discovery and economic recovery of ore reserves.  A breakdown of expenditures and carrying values by period is as follows:

	Restated (Note 15)		Restated (Note 15)
	December 31, 2007	Expenditures for the year	December 31, 2008	Expenditures for the year	December 31, 2009

Santa Gertrudis Property
Acquisition costs (Note 6)	$ 7,507,041	$ -	$ 7,507,041	$ 91,603	$ 7,598,644
Annual mining taxes	63,740	229,757	293,497	221,264	514,761
Assaying	-	52,738	52,738	329,043	381,781
Camp and general	72,236	219,096	291,332	151,497	442,829
Drilling	-	908,876	908,876	567,670	1,476,546
Environmental costs	2,409	10,020	12,429	-	12,429
Field costs	806	14,600	15,406	2,383	17,789
Foreign value added tax credit	147,848	286,910	434,758	(79,546)	355,212
Geology	52,874	551,166	604,040	351,460	955,500
Geophysical	95,058	438,775	533,833	177,894	711,727
Metallurgical consulting	-	5,646	5,646	-	5,646
Net smelter royalty payments	87,500	62,500	150,000	-	150,000
Office and administrative	117,538	12,444	129,982	14,003	143,985
Option payments	208,501	1,237,342	1,445,843	547,115	1,992,958
Resources calculation	8,223	103,702	111,925	146,517	258,442
Surface access fees	-	84,934	84,934	136,290	221,224
Travel	33,738	256,647	290,385	156,271	446,656
Wages	110,954	664,863	775,817	640,043	1,415,860
	8,508,466	5,140,016	13,648,482	3,453,507	17,101,989
Bacanuchi
Assaying	-	2,425	2,425	-	2,425
Geology	-	21,008	21,008	-	21,008
Geophysical	-	997	997	-	997
Mining property payments	13,387	-	13,387	(1,977)	11,410
Office and administrative	-	387	387	-	387
Option payments	10,673	200,000	210,673	-	210,673
Staking	-	26,351	26,351	-	26,351
Travel	-	3,824	3,824	-	3,824
Write-down of mineral property	-	-	-	(277,075)	(277,075)
	24,060	254,992	279,052	(279,052)	-
Ariel
Acquisition costs	-	-	-	25,000	25,000
	-	-	-	25,000	25,000
Total	$ 8,532,526	$ 5,395,008	$ 13,927,534	$ 3,199,455	$ 17,126,989

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

5.

EQUIPMENT

	December 31, 2009			December 31, 2008
	Cost	Accumulated amortization	Net book value	Net book value

Vehicle	$ 20,554	$ (10,224)	$ 10,330	$ 15,025
Office equipment	7,935	(3,195)	4,740	6,849
Exploration equipment	17,381	(2,925)	14,456	16,005
	$ 45,870	$ (16,344)	$ 29,526	$ 37,879

6.

LONG-TERM DEBT

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

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement. The Company will also make three additional payments of US$500,000 to the vendor, Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Mineral Inc.), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.

On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to Canada Gold in shares and issued 153,295 common shares valued at $1.66 per share to Canada Gold for 50% of the first payment of US$500,000. On July 9, 2008, the Company issued another 172,534 shares to pay for the remaining US$250,000.

On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due.

On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 for $91,603 to Canada Gold as additional acquisition costs (Note 4) and postponing the payments as follows:

	Amount in cash or common shares at the discretion of the Company (US$)
January 31, 2010	$ 250,000	Shares issued subsequently
July 31, 2010	250,000
January 31, 2011	250,000

Total	$ 750,000

The payments can be paid in cash or in common shares at the discretion of the Company with a minimum price and maximum price of $0.50 and $1.00 per share, respectively.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

7.

SHARE CAPITAL

a) Authorized

The Company has authorized share capital of an unlimited number of common shares without par value.

b) Issued

i)

On December 21, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,500,000 by issuing 2,500,000 Units at $1.00 per Unit.  Each Unit is comprised of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $1.50 per common share.  $370,000 was received in January 2008

ii)

During the five months ended December 31, 2007, a total of 120,000 options were exercised at $0.20 per share for proceeds of $24,000. A fair value of $18,051 was recognized on these exercised options.

iii)

During the five months ended December 31, 2007, a total of 407,768 Agent’s warrants and Finder’s warrants were exercised at $0.55 per share for proceeds of $224,272. A fair value of $39,117 was recognized on these exercised warrants. Another 160,000 warrants were exercised at $1.00 for proceeds of $160,000.

iv)

During fiscal 2008, 320,957 Agent’s and Finder’s warrants were exercised at $0.55 per share for proceeds of $176,526. A fair value of $30,838 was recognized on these exercised warrants. Another 1,331,193 warrants were exercised at $1.00 for proceeds of $1,331,193.

v)

During fiscal 2008, a total of 45,000 options were exercised at $0.50 per share for proceeds of $22,500. A fair value of $8,542 was recognized on these exercised options.

vi)

On June 4, 2009, the Company completed a non-brokered private placement for gross proceeds of $2,000,250 by issuing 5,715,000 units at $0.35 per unit. Each unit is comprised of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.60 per common share during the first 12 months from closing and $0.75 per common share during the final 12 months. The Company paid a cash finder’s fee in the amount of $11,850 in connection with the private placement. Another $10,987 was also included in share issue costs. The fair value of $1,028,304 was assigned to the warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.16%, an expected life of 2 years, annualized volatility of 132%, and a dividend rate of 0%.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

7.

SHARE CAPITAL – CONTINUED

vii)

On August 19, 2009, the Company completed a non-brokered private placement for gross proceeds of $1,572,000 by issuing 2,620,000 units at $0.60 per unit. Each unit is comprised of one common share and one-half of one non-transferable common share purchase warrants. Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at an exercise price of $0.85. A total of $8,835 was included in share issue costs. The fair value of $596,706 was assigned to the warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 years, annualized volatility of 121%, and a dividend rate of 0%.

viii)

During the year ended December 31, 2009, a total of 1,275 Agent’s warrants were exercised at $0.55 per share for proceeds of $701. A fair value of $123 was recognized on these exercised warrants.

ix)

During the year ended December 31, 2009, a total of 112,500 warrants were exercised at $0.60 per share for proceeds of $67,500. A fair value of $40,488 was recognized on these exercised warrants.

c) Escrow Shares

1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under all these escrow agreements, 10% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release. 3,528,594 shares have been released as of December 31, 2009, leaving a balance of 1,512,256 shares held in escrow.

379,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under this escrow agreement, 49% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release. 314,570 shares have been released as of December 31, 2009, leaving a balance of 64,430 shares held in escrow.

The total number of shares held in escrow at December 31, 2009 was 1,576,686.

Subsequently, 756,128 shares were released, leaving a total of 820,558 shares held in escrow.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

7.

SHARE CAPITAL – CONTINUED

d) Performance Bonus Pool

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

e) Stock Options

Options outstanding at December 31, 2009 and 2008 were as follows:

	December 31, 2009				December 31, 2008
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value

Outstanding, beginning of period	2,650,000	$ 0.82	3.86	$ 0.82	1,705,000	$ 0.48	4.47	$ 0.48
Granted	995,000	0.83	4.59	0.83	995,000	1.40	4.50	1.40
Exercised	-	-	-	-	(45,000)	(0.50)	-	0.50
Cancelled	-	-	-	-	(5,000)	(0.50)	-	0.50

Outstanding, end of period	3,645,000	$ 0.82	3.34	$ 0.80	2,650,000	$ 0.82	3.86	$ 0.82

As at December 31, 2009, the Company had the following options outstanding:

Expiry Date	Number of Options	Exercise Price
December 14, 2011	130,000	$0.20
July 12, 2012	1,525,000	$0.50
January 15, 2013	75,000	$1.60
June 17, 2013	620,000	$1.40
September 5, 2013	300,000	$1.35
June 9, 2014	530,000	$0.58
July 6, 2014	30,000	$0.66
September 11, 2014	230,000	$1.12
November 17, 2014	205,000	$1.16

	3,645,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

7.

SHARE CAPITAL – CONTINUED

f) Warrants

Warrants outstanding at December 31, 2009 and 2008 were as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding, December 31, 2007	7,839,732	$ 1.06	1.51

Exercised	(1,652,150)	0.91	-
Outstanding, December 31, 2008	6,187,582	1.10	0.50
Granted	4,167,500	0.68	1.79
Exercised	(113,775)	0.60	-
Expired	(6,186,307)	1.10	-
Outstanding, December 31, 2009	4,055,000	$ 0.68	1.33

As at December 31, 2009, the Company had the following warrants outstanding:

Expiry Date	Number of Warrants	Exercise Price
February 19, 2011	1,310,000	$0.85
June 4, 2011	2,745,000	$0.60 / $0.75	(1)
	4,055,000

(1)

$0.60 per share before June 5, 2010; $0.75 thereafter.

g) Stock-based Compensation

The fair value of options reported as compensation expense has been estimated using the Black-Scholes Option Pricing Model using the following assumptions:

	Year ended December 31, 2009	Year ended December 31, 2008	Five months ended December 31, 2007
Risk-free interest rate	2.68 – 3.53%	3.00 – 4.45%	Nil
Annualized volatility	108 – 120%	108 – 117%	Nil
Expected dividend yield	Nil	Nil	Nil
Expected option life in years	5 years	5 years	Nil

Based on these variables, stock-based compensation expense for the options vested during the year ended December 31, 2009 was $907,602 (year ended December 31, 2008 - $719,921; five months ended December 31, 2007 - $Nil).

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

8.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Company:

a)

incurred an expense of $.9,000 (year ended December 31, 2008 - $7,000; five months ended December 31, 2007 - $2,500) for rent to a private company controlled by a director of the Company.

b)

incurred an expense of $136,300 (year ended December 31, 2008 - $135,000; five months ended December 31, 2007 - $46,500) for management and accounting services to a private company controlled by a director of the Company.

As at December 31, 2009, a total of $.8,663 (December 31, 2008 - $13,162) was owed to a private company controlled by a director of the Company for accounting, management fees and rent.

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended December 31, 2009,

a)

The Company issued 322,054 common shares valued at $166,958 for option payments (Note 4).

b)

The Company issued 637,700 common shares valued at $318,850 for 50% of the second anniversary of the long-term debt payment of US$500,000, and also issued 254,454 common shares valued at $91,603 to postpone the long-term debt payment schedule (Note 6).

c)

The Company received interest income in cash for $24,837.

d)

At December 31, 2009 cash and cash equivalents comprise of:

i.

Cash

$1,869,476

ii.

Short term deposits

$1,093,200

During the year ended December 31, 2008,

a)

The Company issued a total of 992,266 common shares valued at $971,293 for option payments, a net royalty smelter purchase payment and a property acquisition payment (Note 4).

b)

The Company issued 325,829 common shares valued at $509,475 for the first anniversary long-term debt payment of US$500,000 (Note 6).

c)

The Company received interest income in cash for $180,349.

d)

At December 31, 2008 cash and cash equivalents comprise of:

i.

Cash

$168,101

ii.

Short term deposits

$3,350,000

During the five months ended December 31, 2007,

a)

The Company issued 21,739 common shares valued at $20,000 for on option payment (Note 5).

b)

The Company received interest income in cash for $1,072.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS – CONTINUED

c)

At December 31, 2007 cash and cash equivalents comprise of:

i.

Cash

$2,229,208

ii.

Short term deposits

$4,400,000

10.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

		(Restated)	(Restated)
	Year ended December 31 2009	Year ended December 31 2008	Five months ended December 31 2007
(Loss) income for the year / period	$ (1,869,240)	$ (1,638,520)	$ 70,837

Expected income tax expenses (recovery)	(542,080)	(483,363)	21,995
Non-deductible expenses	303,824	270,680	(121,538)
Impact of change in tax rate	32,863	32,443	19,396
Unrecognized benefit of non-capital losses	205,393	180,240	80,147
Total income tax recovery	$ -	$ -	$ -

The significant components of the Company’s future income tax assets and liabilities at December 31, 2009 and 2008 are as follows:

		(Restated)
	2009	2008
Future income tax assets:
Non-capital loss carry-forwards	$ 499,501	$ 281,580
Share issue costs	67,662	103,901
	567,163	385,481
Future income tax liability:
Mineral properties	(1,721,000)	(1,896,000)

Valuation allowance	(567,163)	(385,481)
Net future income tax assets (liabilities)	$ (1,721,000)	$ (1,896,000)

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2025 and 2029 as follows:

Year of Expiration	Non-Capital Loss

2025	$ 1,870
2026	265,968
2027	174,946
2028	640,388
2029	914,625
$ 1,997,797

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

11.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Total
Year ended December 31, 2009
Loss for the year	$(1,820,231)	$(49,009)	$(1,869,240)
Capital expenditures	$-	$3,229,114	$3,229,114

Year ended December 31, 2008 (Restated)
Loss for the year	$(1,508,272)	$(130,248)	$(1,638,520)
Capital expenditures	$-	$4,399,045	$4,399,045

Five months ended December 31, 2007 (Restated)
(Income) loss for the period	$(52,326)	$122,713	$70,387
Capital expenditures	$-	$717,968	$717,968

As at December 31, 2009
Assets	$2,331,862	$17,813,590	$20,145,452

As at December 31, 2008 (Restated)
Assets	$3,496,552	$14,020,400	$17,516,952

12.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities and long-term debt approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

12.

FINANCIAL INSTRUMENTS – CONTINUED

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $21,000.

13.

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

For the year ended December 31, 2009

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED   ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact consolidated financial statement line items, are described below.

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

Future Income Taxes

Under U.S. GAAP a temporary taxable difference, or future income tax liability, in respect to mineral property interests would not occur because, as described above, such costs are typically not capitalized for accounting purposes.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

The impacts of these differences in respect to material line items of these financial statements are quantified below:

		Restated (Note 15)	Restated (Note 15)
	December 31, 2009	December 31, 2008	December 31, 2007
a) Assets
Mineral property costs under Canadian GAAP	$ 17,126,989	$ 13,927,534	$ 8,532,526
Less deferred costs expensed under U.S. GAAP	(17,126,989)	(13,927,534)	(8,532,526)
Mineral property costs under U.S. GAAP	$ -	$ -	$ -
b) Liabilities
Future income tax liability Canadian GAAP	1,721,000	1,896,000	1,920,000
Reversal of future income tax liability	(1,721,000)	(1,896,000)	(1,920,000)
Future income tax liability U.S. GAAP	$ -	$ -	$ -
c) Operations
Net income (loss) under Canadian GAAP	$ (1,869,240)	$ (1,638,520)	$ 70,387
Mineral property costs expensed under U.S.GAAP - cash	(3,229,114)	(4,371,595)	(699,548)
Non-cash mineral property costs under Canadian GAAP	(247,416)	(1,023,413)	(20,000)
Foreign exchange gain on FITL under Canadian GAAP	(175,000)	(24,000)	(180,000)
Write down of mineral property costs Canadian GAAP	277,075	-	-
Net loss under U.S. GAAP	$ (5,243,695)	$ (7,057,528)	$ (829,161)
d) Deficit
Closing deficit under Canadian GAAP	$ (3,621,731)	$ (1,752,491)	$ (113,971)
Future income tax liability Canadian GAAP	1,721,000	1,896,000	1,920,000
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(17,126,989)	(13,927,534)	(8,532,526)
Closing deficit under U.S. GAAP	$ (19,027,720)	$ (13,784,025)	$ (6,726,497)
e) Cash flows - Operating activities
Cash used in operating activities - Canadian GAAP	$ (935,090)	$ (610,281)	$ (340,847)
Loss (income) under Canadian GAAP	1,869,240	1,638,520	(70,387)
Loss under U.S. GAAP (above)	(5,243,695)	(7,057,528)	(829,161)
Foreign exchange gain on FITL under Canadian GAAP	175,000	24,000	180,000
Non-cash mineral property costs under Canadian GAAP	247,416	1,023,413	20,000
Write down of costs under Canadian GAAP	(277,075)	-	-
Cash used in operating activities - U.S. GAAP	$ (4,164,204)	$ (4,981,876)	$ (1,040,395)
f) Cash flows - Investing activities
Cash used in investing activities - Canadian GAAP	$ (3,229,114)	$ (4,399,045)	$ (717,968)
Mineral property costs expensed under U.S. GAAP	3,229,114	4,371,595	699,548
Cash used in investing activities - U.S. GAAP	$ -	$ (27,450)	$ (18,420)
g) Loss per share
Loss per share - basic and diluted under U.S. GAAP	$ 0.16	$ 0.27	$ 0.04

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

15.   RESTATEMENT OF FINANCIAL STATEMENTS

During 2009 the Company undertook a review of previously-issued financial statements for the years ended December 31, 2008 and 2007.  As a result of this review the Company determined that the 2007 reporting of its acquisitions of its three Mexican subsidiaries should be restated to reflect a notional liability for future income taxes assumed, which is then added to the cost allocated to the mineral property interests acquired.  The future income tax liability (“FITL”) to be recorded is based on the excess of the cost initially ascribed to the property interests acquired at the date of purchase over the Company’s basis in these interests for taxation purposes.   In addition, as this FITL is considered to be denominated in Mexican pesos, the Company is required to translate this balance to Canadian dollars at each balance sheet date, with the resultant foreign exchange adjustments reflected in operations.

The restatement has no effect on cash and only a nominal effect on net assets or loss per share.  It has been applied with retroactive effect to the comparative figures presented herein.  The adjustments, from balances previously reported, are as follows:

a)

Recognition of a FITL of $2,100,000 and an increase in mineral property acquisition costs of $2,100,000 for the period ended December 31, 2007.

b)

A foreign exchange gain for the period ended December 31, 2007 of $180,000 and a reduction in future income tax liabilities of $180,000.

c)

A foreign exchange gain for the year ended December 31, 2008 of $24,000 and a reduction of future income tax liabilities of $24,000.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

15.   RESTATEMENT OF FINANCIAL STATEMENTS  - CONTINUED

The effects of the above changes on the Company’s restated financial statements are summarized as follows:

	Ref	As previously reported	Adjustment	As restated
For the year ended December 31, 2008:		$	$	$

Balance sheet

Mineral properties	(a)	11,827,534	2,100,000	13,927,534
Future income tax liability	(a), (b) and (c)	-	1,896,000	1,896,000
Deficit	(b) and (c)	(1,956,491)	204,000	(1,752,491)

Statement of operations and comprehensive loss:
Foreign exchange gain on FITL	(c)	-	24,000	24,000
Net income (loss) for the year	(c)	(1,662,520)	24,000	(1,638,520)
Income (loss) per share	(c)	(0.06)	(0.00)	(0.06)

For the period ended December 31, 2007:		$	$	$

Balance sheet

Mineral properties	(a)	6,432,526	2,100,000	8,532,526
Future income tax liability	(a) and (b)	-	1,920,000	1,920,000
Deficit, end of the period	(b)	(293,971)	180,000	(113,971)

Statement of operations and comprehensive loss:
Foreign exchange gain on FITL	(b)	-	180,000	180,000
Net (loss) income and comprehensive income for the period	(b)	(109,613)	180,000	70,387
Income (loss) per share	(b)	(0.01)	0.01	0.00

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

16.

SUBSEQUENT EVENTS

a)

On January 31, 2010, the Company exercised its right to make a payment of US$250,000 by issuing 408,697 common shares at $0.65 per share to Canada Gold for 50% of the current portion due.

b)

On April 7, 2010, the Company announced that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option two gold properties in Nevada: the Golden Arrow and the Kinsley Mountain properties.

Golden Arrow Property

The Golden Arrow gold property is located in the Nevada high desert, approximately 40 miles (60 kilometers) east of Tonopah, Nye County, consisting 279 unpatented lode mineral claims and 17 patented lode mineral claims for a total area of approximately 5,684 acres (2,300 hectares).

The terms of the option are as follows:

	Minimum Exploration Expenditures
By December 31, 2010	$ 1,000,000
By March 30, 2013	2,500,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	4,000,000	Earn an additional 9% to 60%

Once the Company has earned in 60%, the Company may earn a further 15% for a total of 75% by completing a pre-feasibility study, if Nevada Sunrise elects not to contribute.

Kinsley Mountain Property

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover, consisting 141 unpatented lode mining claims for a total area of approximately 2,807 acres (1,136 hectares).

The terms of the option are as follows:

	Minimum Exploration Expenditures
By December 31, 2010	$ 200,000
By March 30, 2013	1,300,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	3,000,000	Earn an additional 14% to 65%

Once the Company has earned in 65%, the Company may earn a further 10% for a total of 75% by completing a pre-feasibility study, if Nevada Sunrise elects not to contribute.

During the option period, the Company will be the operator for these two properties.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2009

16.

SUBSEQUENT EVENTS - CONTINUED

c)

On April 7, 2010, the Company announced that it will be proceeding with a non-brokered private placement financing of 4 million units at $0.35 per unit for gross proceeds of $1,400,000. Each unit will comprise of one common share and one-half of one non-transferable warrant. Each whole warrant will entitle the holder to purchase one additional common share for a period of 18 months at a price of $0.55 per common share. The financing proceeds will be used for drilling at the Santa Gertrudis Property, the Golden Arrow Property and the Kinsley Mountain Property and for general corporate purposes.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources Ltd.; SEC File Number 0-53294

Registrant

Dated: July 9, 2010

By /s/ Gregory E. McKelvey___________________________

Gregory E. McKelvey, President/CEO/Director