Form 20-F
period 2010-12-31
ANIMAS RESOURCES LTD
filed 2011-05-26
CIK 1423468

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended December 31, 2010

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	47,148,543

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes [X]	No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Index to Exhibits on Page 76

ANIMAS RESOURCES LTD.

FORM 20-F ANNUAL REPORT

FISCAL 2010 ENDED DECEMBER 31, 2010

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	74
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	74
Item 15	Controls and Procedures	74
Item 16	Reserved	74
Item 16A	Audit Committee Financial Expert	74
Item 16B	Code of Ethics	75
Item 16C	Principal Accountant Fees and Services	75
Item 16D	Exemptions from the Listing Standards for Audit Committee	75
Item 16E	Purchases of Equity Securities by the Company and Affiliated Purchasers	75

Part III
Item 17	Financial Statements	76
Item 18	Financial Statements	76
Item 19	Exhibits	76

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

BUSINESS OF ANIMAS RESOURCES LTD.

Animas Resources Ltd. is principally a natural resource company engaged in the acquisition and exploration of mineral properties.  Its primary properties are the Santa Gertrudis Property in northern Mexico and the optioned Kinsley Mountain property in Nevada.

There are no known proven reserves of minerals on Animas property.  Animas does not have any commercially producing mines or sites, nor is Animas in the process of developing any commercial mines or sites.  Animas has not reported any revenue from operations since incorporation.  As such, Animas is defined as an “exploration-stage company”.  Animas is aware of the current conditions in the financial markets and has planned accordingly.  Animas had $1.1 million in working capital at March 31, 2011 and its strategic decision regarding alternatives on its properties in Mexico and Nevada will allow continuing exploration efforts through Fiscal 2011.  The Company also expects to raise additional funds later on in Fiscal 2011.  If market conditions prevail or improve, Animas will make adjustments to budgets accordingly.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders.  We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.  These factors and others are set forth in more detail in the sections entitled “Risk Factors” in Item #3D, “Business Overview” in ITEM #4B, “Property, Plant and Equipment” in ITEM #4D and “Operating and Financial Review and Prospects” in ITEM #5.3.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

On 9/10/2007, the Company changed its fiscal yearend from July 31st to December 31st.

Accordingly, the selected financial data of the Company for Fiscal 2010 Ended 12/31/2010, Fiscal 2009 Ended 12/31/2009, and Fiscal 2008 Ended 12/31/2008 was derived from the consolidated financial statements of the Company that were audited by DeVisser Gray LLP, independent Chartered Accountants, as indicated in their audit reports which are included elsewhere in this Annual Report.   The financial statements for the Five Months Ended 12/31/2007 and Fiscal 2007 Ended 7/31/2007 were audited by DeVisser Gray LLP, independent Chartered Accountants, as indicated in their audit report which are not included in this Annual Report.

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

Table No. 1
Selected Financial Data
	Audited	Audited	Audited	Audited	Audited
	Fiscal 2010	Fiscal 2009	Fiscal 2008	Five Months	Fiscal 2007
	Ended	Ended	Ended	Ended	Ended
	12/31/2010	12/31/2009	12/31/2008	12/31/2007	7/31/2007
			(Restated)	(Restated)
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($7,441,566)	($1,869,240)	($1,638,520)	$70,387	($182,488)
Net Income (Loss)	($7,441,566)	($1,869,240)	($1,638,520)	$70,387	($182,488)
Basic/Diluted (Loss) Earnings Per Share	($0.18)	($0.06)	($0.06)	$0.00	($0.06)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	41,152,677	32,550,136	26,532,405	21,447,039	3,273,792
Period-End Shares O/S	47,148,543	37,021,735	27,358,752	24,343,507	21,134,000
Working Capital	$1,260,033	$2,333,088	$2,823,688	$6,543,518	$4,549,739
Mineral Properties	$14,768,361	$17,126,989	$13,927,534	$8,532,526	$5,700,015
ST Due to MetalQuest	$249,500	$524,700	$611,400	$491,000	$529,550
LT Due to MetalQuest	$0	$262,350	$611,400	$982,000	$1,059,100
Shareholder’s Equity	$14,353,289	$17,506,253	$14,281,701	$12,191,313	$9,190,654
Total Assets	$16,560,226	$20,145,452	$17,516,952	$15,678,626	$10,899,729
US GAAP
Net Income (Loss)(1)	($5,077,938)	($5,243,695)	($7,057,528)	($829,161)
Net Income (Loss) Per Share	($0.12)	($0.16)	($0.27)	($0.04)
Mineral Property Interests	$0	$0	$0	$0
Shareholders’ Equity	$1,310,928	$2,100,264	$2,250,167	$5,578,787
Total Assets	$1,791,865	$3,018,463	$3,589,418	$7,146,100

(1) Cumulative Net Loss to 12/31/2010 under US GAAP was ($24,105,658).

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

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the previous six months are also provided.

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
April 2011		0.99	0.97	0.97
March 2011		0.99	0.97	0.97
February 2011		0.99	0.97	0.97
January 2011		1.00	0.99	1.00
December 2010		1.02	1.00	1.00
November 2010		1.03	1.00	1.03
Fiscal Year Ended 12/31/2010	1.03	1.07	1.00	1.00
Fiscal Year Ended 12/31/2009	1.14	1.29	1.03	1.05
Fiscal Year Ended 12/31/2008	1.07	1.30	0.97	1.22
Five Months Ended 12/31/2007	1.09	1.19	0.92	0.99
Fiscal Year Ended 7/31/2007	1.12	1.19	1.03	1.07

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

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  During Animas FY2010 Ended 12/31/2010, the Company’s net loss was ($7,441,566).  The Company’s accumulated deficit at 12/31/2010 was ($11,063,297).  The Company’s cash position was $1,636,175 and the Company’s working capital position was $1,260,033.  The Company is aware of the current conditions in the financial markets and has planned accordingly by reducing its operation costs and its holding costs on the properties.  The Company’s current treasury and its strategic decision regarding alternatives on its properties in Mexico and Nevada will allow continuing exploration efforts throughout 2011.  The Company also expects to raise additional funds later on in Fiscal 2011.  If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

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

As of 5/20/2011, Animas had 4,100,000 stock options outstanding, 286,248 finder’s warrants outstanding and 7,173,570 share purchase warrants outstanding.  If all of the share purchase warrants, finder’s warrants with the related warrants associated and share purchase options were exercised, the number of common shares issued and outstanding would increase from 47,891,865 (as of 5/20/2011) to 59,594,807.  This represents an increase of 24.4% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Animas Stockholders.

Because the success of Animas is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  As of 5/20/2011, there were 4,100,000 stock options outstanding, which, if exercised, would result in an additional 4,100,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Animas Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”).

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

Animas is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Animas business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Animas growth will depend, on the efforts of its Senior Management, particularly its President/CEO/Director, Gregory E. McKelvey; its Chief Financial Officer, Winnie Wong; its VP Exploration, John R. Wilson; and its Board of Directors that includes Mark T. Brown, Gregory E. McKelvey, Dr. Hugh Miller and Donald E. Ranta.  Animas does not carry key-man insurance on any individuals.  Under the terms of management contracts: Mr. McKelvey is paid US$11,000 monthly; and Mr. Wilson is paid US$12,000 monthly.  Pacific Opportunity Capital, a private company controlled by Mark T. Brown, is paid for administrative and accounting services; during the Fiscal 2010 Ended 12/31/2010, POC was paid $139,490.

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

The authorized capital of the Company consists of an unlimited number of common shares without par value.  As of 12/31/2010, the end of the latest completed fiscal year, there were 47,148,543 common shares issued and outstanding.  On 5/20/2011, there were 47,891,865 common shares issued and outstanding.

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

Fiscal Year / Period	Nature of Share Issuance	Number of Securities	Gross Amount
2010 Ended 12/31/2010	Property Acquisition (QT)	922,847	$524,400
	Property Options/NSR Payments/NSR	346,819	$199,419
	Private Placements	8,857,142	$3,100,000
2009 Ended 12/31/2009	Property Acquisition (QT)	637,700	$318,849
	Property Options/NSR Payments/NSR	576,508	$258,562
	Private Placements	8,335,000	$3,572,250
	Exercise of Warrants	113,775	$68,201
2008 Ended 12/31/2008	Property Acquisition (QT)	325,829	$509,475
	Property Options/NSR Payments/NSR	992,266	$908,793
	Exercise of Stock Options	45,000	$22,500
	Exercise of Warrants	1,331,193	$1,331,193
	Exercise of Agent/Finder Warrants	320,957	$176,526

Capital Expenditures

Fiscal Year / Period	Capital Expenditures	Purpose
2010 Ended 12/31/2010	$3,533,184	Property Exploration
2009 Ended 12/31/2009	$3,250,318	Property Exploration
2008 Ended 12/31/2008	$4,371,595	Property Exploration
	$27,450	Purchase of Equipment

Plan Of Operations

Source of Funds for Fiscal 2011, Ending December 31st.  The Company’s primary source of funds since incorporation has been through the issuance of common shares.  At the end of Fiscal 2010, the Company had cash of $1.6 million; and as of 3/31/2011, the Company had cash of $1.2 million.  At 5/20/2011, outstanding share purchase warrants from previous financings, with exercise prices ranging from $0.55 to $0.75, if exercised, would raise an additional $4,494,464.  As of 5/20/2011, outstanding finder’s warrants from a previous financing, with exercise price of $0.35, if exercised along with the warrants associated, would raise an additional $178,905.  As of 5/20/2011, outstanding stock options with exercise prices ranging from $0.20 to $1.60, if exercised, would raise an additional $3,136,750.  There is no guarantee that the warrants or the options will be exercised.  Management believes that with the cash the Company currently has on hand, with the private placement planned for 2011 and the potential exercise of the share purchase options, finder’s warrants and share purchase warrants, the Company will be able to fund its expenditures beyond Fiscal 2011.

Use of Funds for Fiscal 2011, Ending December 31st.  For Fiscal 2011, the Company estimates that it might expend approximately $457,000 on general/administrative expenses.  During Fiscal 2011, the Company estimates that it might expend approximately $1.1 million on property acquisition/exploration expenses, including property evaluation costs prior to acquisition.

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

The Company completed a detailed review of the geology, geophysics, geochemistry, and drilling results, and, determined that the remaining potential at the Golden Arrow property does not meet the Company’s business criteria for new discovery. As such, the Company terminated its option agreement on the Golden Arrow property on March 11, 2011, and wrote off mineral property costs of $1,070,412 as of 12/31/2010.

Golden Arrow Property

The Golden Arrow gold property is located in the Nevada high desert, approximately 40 miles (60 kilometers) east of Tonopah, Nye County, consisting 279 unpatented lode mineral claims and 17 patented lode mineral claims for a total area of approximately 5,684 acres (2,300 hectares).

The terms of the option are as follows:

	Minimum Exploration Expenditures
By December 31, 2010 (incurred)	$1,000,000
By March 30, 2013	$2,500,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	$4,000,000	Earn an additional 9% to 60%

Once the Company has earned in 60%, the Company may earn a further 15% for a total of 75% by completing a pre-feasibility study, if Nevada Sunrise elects not to contribute.

The Company wrote off the expenditures as of 12/31/2010.

Animas has terminated the Mining Option Agreement for the Golden Arrow property in Nye County, Nevada effective March 11, 2011.  Animas completed a detailed review of the geology, geophysics, geochemistry, and drilling results, and, determined that the remaining potential at the Golden Arrow property does not meet Animas' business criteria for new discovery.

Kinsley Mountain Property

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover, consisting 141 unpatented lode mining claims for a total area of approximately 2,807 acres (1,136 hectares).

The terms of the option are as follows:

	Minimum Exploration Expenditures
By December 31, 2010 (incurred)	$200,000
By March 30, 2013	$1,300,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	$3,000,000	Earn an additional 14% to 65%

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

Expenditures on the Company’s properties are detailed below:

	(Restated) December 31 2007	Expenditures for the Period	(Restated) December 31 2008	Expenditures for the Period	December 31 2009	Expenditures for the Period	December 31 2010
Santa Gertrudis Property
Acquisition costs	$7,507,041	$nil	$7,507,041	$91,603	$7,598,644	$nil	$7,598,644
Annual mining taxes	63,740	229,757	293,497	221,264	514,761	198,534	713,295
Assaying	nil	52,738	52,738	329,043	381,781	92,712	474,493
Camp and general	72,236	219,096	291,332	151,497	442,829	40,216	483,045
Drilling	nil	908,876	908,876	567,670	1,476,546	235,997	1,712,543
Environmental costs	2,409	10,020	12,429	nil	12,429	377	12,806
Field costs	806	14,600	15,406	2,383	17,789	4,975	22,764
Foreign value-added tax credit	147,848	286,910	434,758	(79,546)	355,212	(147,760)	207,452
Geology	52,874	551,166	604,040	351,460	955,500	192,142	1,147,642
Geophysical	95,058	438,775	533,833	177,894	711,727	82,143	793,870
Metallurgical consulting	nil	5,646	5,646	nil	5,646	nil	5,646
Net smelter royalty payments	87,500	62,500	150,000	nil	150,000	nil	150,000
Office and administrative	117,538	12,444	129,982	14,003	143,985	124,373	268,358
Option payments	208,501	1,237,342	1,445,843	547,115	1,992,958	734,801	2,727,759
Resources calculation	8,223	103,702	111,925	146,517	258,442	80,218	338,660
Surface access fees	nil	84,934	84,934	136,290	221,224	119,945	341,169
Travel	33,738	256,647	290,385	156,271	446,656	97,955	544,611
Wages	110,954	664,863	775,817	640,043	1,415,860	466,750	1,882,610
Write-down of mineral property	nil	nil	nil	nil	nil	(5,000,000)	(5,000,000)
SANTA GERTRUDIS TOTAL	$8,508,466	$5,140,016	$13,648,482	$3,453,507	$17,101,989	($2,676,622)	$14,425,367

Ariel Property
Acquisition costs	$nil	$nil	$nil	$25,000	$25,000	$1,170	$26,170
Annual mining taxes	nil	nil	nil	nil	nil	769	769
Assaying	nil	nil	nil	nil	nil	3,663	3,663
Camp and general	nil	nil	nil	nil	nil	1,285	1,285
Office and administrative	nil	nil	nil	nil	nil	3,772	3,772
Geology	nil	nil	nil	nil	nil	7,588	7,588
Travel	nil	nil	nil	nil	nil	1,577	1,577
Wages	nil	nil	nil	nil	nil	2,567	2,567
ARIEL TOTAL	$nil	$nil	$nil	$25,000	$25,000	$22,391	$47,391

Golden Arrow Property
Assaying	$nil	$nil	$nil	$nil	$nil	$75,049	$75,049
Bond coverage	nil	nil	nil	nil	nil	16,414	16,414
Drilling	nil	nil	nil	nil	nil	496,479	496,479
Environmental costs	nil	nil	nil	nil	nil	2,063	2,063
Field costs	nil	nil	nil	nil	nil	13,162	13,162
Geology	nil	nil	nil	nil	nil	138,136	138,136
Geophysical	nil	nil	nil	nil	nil	96,985	96,985
Office and administrative	nil	nil	nil	nil	nil	240	240
Property payments	nil	nil	nil	nil	nil	194,377	194,377
Resources calculation	nil	nil	nil	nil	nil	4,606	4,606
Travel	nil	nil	nil	nil	nil	9,206	9,206
Wages	nil	nil	nil	nil	nil	23,695	23,695
Write-down of mineral property	nil	nil	nil	nil	nil	(1,070,412)	(1,070,412)
GOLDEN ARROW TOTAL	$nil	$nil	$nil	$nil	$nil	$nil	$nil

	(Restated) December 31 2007	Expenditures for the Period	(Restated) December 31 2008	Expenditures for the Period	December 31 2009	Expenditures for the Period	December 31 2010
Kinsley Mountain Property
Camp and general	$nil	$nil	$nil	$nil	$nil	$673	$673
Environmental costs	nil	nil	nil	nil	nil	933	933
Field costs	nil	nil	nil	nil	nil	326	326
Geology	nil	nil	nil	nil	nil	81,081	81,081
Geophysical	nil	nil	nil	nil	nil	6,000	6,000
Property payments	nil	nil	nil	nil	nil	86,903	86,903
Soil Geochemistry	nil	nil	nil	nil	nil	79,925	79,925
Travel	nil	nil	nil	nil	nil	16,712	16,712
Wages	nil	nil	nil	nil	nil	23,050	23,050
KINSLEY MOUNTAIN TOTAL	$nil	$nil	$nil	$nil	$nil	$295,603	$295,603

Bacanuchi Property
Assaying	$nil	$2,425	$2,425	$nil	$2,425	$nil	$nil
Geology	nil	21,008	21,008	nil	21,008	nil	nil
Geophysical	nil	997	997	nil	997	nil	nil
Mining property payments	13,387	nil	13,387	(1,977)	11,410	nil	nil
Office and administration	nil	387	387	nil	387	nil	nil
Option Payments	10,673	200,000	210,673	nil	210,673	nil	nil
Staking	nil	26,351	26,351	nil	26,351	nil	nil
Travel	nil	3,824	3,824	nil	3,824	nil	nil
Write-down of mineral property	nil	nil	nil	(277,075)	(277,075)	nil	nil
BACANUCHI TOTAL	$24,060	$254,992	$279,052	($279,052)	$nil	$nil	$nil

TOTAL	$8,532,526	$5,395,008	$13,927,534	$3,199,455	$17,126,989	($2,358,628)	$14,768,361

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

C. LOS
Tigre_Esadina Prospect
Drilling_2010
Drilling 2009
0 125 250 500 750 1,000
Meters

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

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement.  A finder’s fee of 379,000 common shares was paid to Jeff Phillips, an arm’s length party for the acquisition of First Silver and Recursos; these shares have been escrowed and will be released from escrow as consideration is paid for the acquisition, subject to various conditions.  The Company will also make three additional payments of US$500,000 to the vendor, Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Minerals Inc.), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.  On 3/27/2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to Canada Gold in shares and issued 153,295 common shares valued at $1.66 per share to Canada Gold for 50% of the current portion due.  On 7/9/2008, the Company issued another 172,534 shares to pay for the remaining US$250,000.  On 3/16/2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares, and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due.  On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 for $91,603 to Canada Gold as additional acquisition costs and postponing the remaining three payments of US$250,000 each to 2010 and 2011.  On January 31, 2010, the Company issued 408,697 common shares at $0.65 for the first US$250,000 payment.  On July 31, 2010, the Company issued another 514,150 common shares at $0.50 for the second US$250,000 payment.  On January 31, 2011, the Company issued 499,251 common shares at $0.50 for the final US$250,000 payment.

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

Lopez-Limon Option Agreement. On 6/1/2007, the Company signed an option agreement to The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000	Paid
December 1, 2009	30,000	Paid
June 1, 2010	190,000	Paid
December 1, 2010	250,000	Paid
June 1, 2011	600,000
December 1, 2011	700,000
Total	$2,150,000

Don Victor Option Agreement.  On 7/14/2007, the Company signed an option agreement to purchase three mineral claims in the Santa Gertrudis Property by making the following cash and share payments; amended January 2009 to allow Company to make payments in cash or shares or any combination:

	Amount in Cash or Common Shares at the Company’s Discretion (US$)	Amount (US$) in Common Shares
At signing	$25,000 (Cash paid)	$20,000 (issued)
July 24, 2008	$25,000 (Cash paid)	$25,000 (issued)
January 24,2009	$65,000 (shares issued)
July 24, 2009	$77,500 (shares issued)
January 24, 2010	$90,000 (shares issued)
July 24, 2010	$100,000 (shares issued)
January 24, 2011	$110,000 (shares issued)
July 24, 2011	$127,500
January 24, 2012	$135,000
July 23, 2012	$150,000
TOTAL	$905,000	$45,000

Albelais Varela Option Agreement.  On 8/13/2007, the Company signed an option agreement to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

Amount in Cash (US$)
August 13, 2007	$20,000 (paid)
August 13, 2008	$20,000 (paid)
February 13, 2009	$20,000 (paid)
August 13, 2009	$20,000 (paid)
February 13, 2010	$20,000 (paid)
August 13, 2010	$20,000 (paid)
February 13, 2011	$20,000 (paid)
August 13, 2011	$20,000
February 13, 2012	$20,000
August 13, 2012	$20,000
Final option payment	$20,000
TOTAL	$220,000

San Enrique and Greta Option.  Canada Gold, the vendor of First Silver and Recursos, has granted an option to Minera Teck Cominco, S.A. de C.V. (“MTC”) whereby MTC can earn up to a 70% interest in certain mineral claims contiguous to the Santa Gertrudis Property known as the San Enrique and Greta properties.  Under the terms of the QT, the Company has a right of first refusal option to purchase the San Enrique and Greta properties from Canada Gold by paying US$450,000 plus an additional US$20 per ounce over 45,000 ounces on the San Enrique and Greta properties that are reported in a NI43-101 compliant geological resource report and that are in the measured and indicated category using a 1.5 gram per tonne cut off.  The amount due to exercise the option can be paid in Company common shares at its election.  The Company’s option will be only for a period of 120 days from the day MTC terminates its pre-existing option with Canada Gold.  On 11/27/2007, after MTC terminated its pre-existing option with Canada Gold, the Company signed a letter of intent to acquire the San Enrique and Greta properties, subject to applicable due diligence. On 3/11/2008, the Company exercised its option and acquired San Enrique and Greta properties by issuing 307,429 common shares at a value of $1.44 per share.  No more payment is owed for the San Enrique and Greta property.

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

The former owner of the Santa Gertrudis Property, Canada Gold Corporation (formerly MetalQuest Minerals Inc.), acquired the Property on November 12, 2002; and carried out the following activities until selling the Property to the Company in mid-2007:

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

Significant milestones during Calendar 2009:

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

Significant milestones during Calendar 2010:

a.

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

b.

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

c.

Animas Updates on Targeting / Drilling El Tigre

March 2010 Highlights:

a. Modeling of data at El Tigre identifies both skarn and intrusive targets

b. Drilling program planned to start in Mid-April

d.

Animas Resources Commences Santa Gertrudis Drilling program

April 2010 Highlights:

a. 3,000± meter core drilling program started at El Tigre

b. Epithermal targets being reviewed

c. Two companies reviewing the mine for leach potential

e.

Animas Resources Encounters Molybdenum System At El Tigre,

Starts New Ni43-101 Report

July 21, 2010 Highlights:

a. Six drill holes (AREN-001 and ARET-001 through 005) and geological mapping/geochemical sampling of the surface exposures at the El Tigre prospect have identified what appears to be an igneous intrusive center with related molybdenum mineralization.

b. Animas also has contracted Mr. Alan Noble P.E. to review and update several of the gold deposits at Santa Gertrudis to convert historic resources to NI 43-101 compliant resources.

f.

Animas Resources Encounter Molybdenum System at El Tigre, Santa Gertrudis

August 25, 2010 Highlights:

a. One hole encountered anomalous molybdenum;

b. Completed six diamond drill holes totaling 2,677.8 meters;

c. Encountered numerous Iron intervals;

d. Fluorine and Tin present at levels common in major molybdenum systems;

e. Gravity geophysics helps define the size and center of the system.

g.

Animas Announces Three-Fold Increase in Inferred Gold Resource Estimates for Santa Gertrudis Project from the Prior NI 43-101 Report

November 17, 2010

Significant milestones during Calendar 2011:

a.

Animas Files Inferred Resource Estimate Report for Santa Gertrudis Project

January 5, 2011

b.

Animas Updates Mineral Exploration Projects

January 31, 2011 Highlights:

a. In 2010, Animas completed the updated NI 43-101-compliant resource estimate technical report (see news release on January 5, 2011) and as part of that process, has identified 14 specific untested targets with valid exploration potential to add to the near surface precious metal resource base at Santa Gertrudis.  At the same time, the Company is assessing the risks and rewards of potentially advancing or venturing the El Tigre molybdenum discovery.  The gold resources have similar interest and potential.

b. During 2011, Animas is hosting field and data reviews of the Santa Getrudis gold and molybdenum targets and entertaining qualified proposals to advance the project.  Tours of the property are underway and will continue in February. Animas plans to make the strategic decision as to which options are best for its shareholders during the first quarter of 2011.  Options under consideration include signing a joint venture or selling either or both of the gold and molybdenum assets at Santa Gertrudis or advancing the programs within Animas.

b.

Animas Commissions Study to Advance Santa Gertrudis

May 3, 2011 Highlights:

a. Commissions Paul C. Jones of Sovereign Management Group, Ltd., Golden, Colorado USA, to outline a program and approximate the costs to complete a scoping study on the gold resources at Santa Gertrudis;

b. Outlines plans for field follow-up mapping and sampling over anomalous areas found during the extensive 2010 program;

c. Continues to aggressively search for high quality targets in the United States and Mexico.

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

January 31, 2011

The Ariel prospect, located east of the large Nocazari Cu-Mo deposit in northern Sonora, Mexico, covers approximately 50% of a large outcropping alteration/mineralization system.  A major mining company was the successful winner of a recent land auction for the lands surrounding the Ariel concessions.  Animas is in contact with that company to explore business opportunities to advance the exploration on that target.

March 21, 2011

The Ariel prospect in Sonora, Mexico is also under review by a qualified third party.  Animas is also currently reviewing certain specific quality precious metal prospects in Mexico

Golden Arrow and Kinsley Mountain Gold Projects

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

July 2010

a. Completed and filed an updated NI 43-101 Technical Report;

b. Completed a gradient array IP/resistivity survey;

c. Completed a RIP survey covering the entire Golden Arrow property;

d. Surveyed a single 1.8 kilometer line of dipole-dipole IP, crossing the Hidden Hill and Gold Coin mineral centers;

e. Secured water for drilling;

f. Selected drilling contractors for core and reverse circulation drilling to start in September.

September 2010: Animas to Begin Drilling at Golden Arrow

a. 20 drill holes totaling approximately 18,000 feet (5,480 meters), including, 16 Reverse Circulation (RC) drill holes  and 4 Core drill holes

b. 9 holes (6 RC and 3 core) will test for Round Mountain-like gold mineralization;

c. 10 holes (9 RC and 1 core) will test for new Gold Coin-like gold mineralization;

d. 1 RC hole will test a geophysical anomaly under shallow gravel cover

September 2010: Animas Increased Size of Golden Arrow Property

Nevada Sunrise Gold Corp, on behalf of the earn-in joint venture, has increased the size of its Golden Arrow property in Nevada by staking 10 claims along the north boundary and 74 claims along the south boundary of the current block.  The new claims include a few claims to cover various open fractions to ensure the area is fully claimed. The estimated area of land covered by these claims is just over 1,500 acres (about 607 hectares).

November 2010: Animas Updates on Golden Arrow, Nevada

Exploration drilling at the Golden Arrow project has been completed.  The drilling program included four diamond core holes for 3,785 feet drilled by Major Drilling and 10 reverse-circulation drill holes for 10,400 feet drilled by Envirotech Drilling.  Drill core has been saw-split, and all drill samples are being analyzed for gold and multi-element geochemistry by American Assay Laboratories of Sparks, Nevada.  The drilling program was designed to test both for additional centers of "hot-springs style" gold mineralization similar to resources already defined on the property, as well as for "Round Mountain-style" disseminated gold mineralization near the volcanic caldera margin within poorly-welded rhyolite tuff.

December 2010: Animas Announces Golden Arrow Drilling Results

Animas Resources Ltd. reported gold and multi-element analytical results for a 16 drill-hole exploration program completed at the Golden Arrow gold-silver prospect Nevada.  No intervals of substantial gold mineralization were encountered, but several holes encountered anomalous gold and pathfinder element enrichments in strongly-altered volcanic rock that must be interpreted within the larger geological setting.

January 2011: Animas Updates Mineral Exploration Projects

Animas has completed its 2010 contractual obligations for the Golden Arrow projects in Nevada completing 16 holes totaling 14,185 feet in search of new and larger deposits at Golden Arrow.  For 2011, Animas plans to review the properties for additional quality gold targets and concepts. These plans may include conducting additional drilling or advancing the projects with other geological assessments to determine the potential to expand the gold deposits on these projects.

March 2011: Animas Terminates Golden Arrow Option & Provides Project Updates

Animas terminated the Mining Option Agreement for the Golden Arrow property in Nye County, Nevada effective March 11, 2011.  Animas completed a detailed review of the geology, geophysics, geochemistry, and drilling results, and, determined that the remaining potential at the Golden Arrow property does not meet Animas' business criteria for new discovery.  Animas tested certain areas of the project for gold mineralization in the Fall 2010.  Other areas of the project may still be prospective for expansion of the known resources and new discoveries at Golden Arrow, but Animas has determined that they do not meet Animas' size criteria.  As such, the Company terminated its Mining Option Agreement on the Golden Arrow property dated March 30, 2010 with Nevada Sunrise Gold Corp. ("Nevada Sunrise") and Intor Resources Corporation.

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

April 2010: Animas starts field exploration programs at Kinsley Mountain

The programs are a joint exploration venture with Nevada Sunrise Gold Corporation.  Animas is the project operator.  Regional sampling, gravity and mapping commences in May.

July 2010: Animas Advances Exploration at Kinsley Mountain

a. Purchased public domain aero-magnetics geophysical data;

b. Completed a multi-element soil geochemical survey covering the entire property;

c. Completed a ground gravity geophysical survey;

d. Scanned historic technical data and are building a comprehensive GIS data base;

e. Planning a new geological map of the property, with selective geochemical sampling; and

f. Completed an environmental audit.

January 2011

At Kinsley Mountain, Animas completed a "back to basics" geologic mapping, soil, stream and rock sampling and ground gravity.  Currently Animas and its consultants are synthesizing the data in detail to identify quality targets.

May 2011

At the Kinsley Mountain gold project in Nevada, Animas is subdividing the geochemical data by alteration type and by grouping the rock chip analytical results separately for jasperiods, silicified zones, decalcified zones, iron oxide zones, and faults to identify target areas. All of these alteration types may extend farther than a gold deposit, and if any of these alteration types contain anomalous gold and pathfinder trace elements, these patterns can be used as targeting tools for future drilling programs.

While the 2010 soil grid supplies provided good overview, additional geochemical samples in selected areas are needed for targeting drilling. Specific samples in areas of fault (or suspected) fault zones and any soils rich in iron oxides will be collected as they might represent leakage from mineralized zones below carbonate caps. To the north of the mined area there is a substantial arsenic anomaly with only limited anomalous gold. If the arsenic represents a halo to gold mineralization, the areas need to be evaluated closely to identify favorable host lithologies that might exist at depth.

The 2011 Animas program will focus on identifying areas of anomalous As, Sb, Hg, and Zn that might outline areas that could be marginal to gold mineralization. Decreases in Ca might suggest decalcification of carbonate rich rocks as mineralization is approached. All of the historic IP/resistivity data is being reprocessed to evaluate and identify target areas. Areas of apparent resistivity breaks in the carbonates will be targeted for additional surface sampling. The resistivity data will also be evaluated to identify any favorable lithologies below carbonate caps, and areas of IP anomalies at depth that might represent sulfide accumulations. Additional IP/resistivity survey lines may be completed to fully evaluate the property. Gold-bismuth anomalies might indicate skarn environments similar to that found in the Battle Mountains.

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

The Company is a natural resource exploration company currently engaged in the acquisition and exploration of mineral properties.  Its primary properties are the Santa Gertrudis Gold Project in northern Mexico; the Ariel Property in northern Mexico; and the Kinsley Mountain Property in Nevada.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for Fiscal 2010 Ended 12/31/2010, Fiscal 2009 Ended 12/31/2009, and Fiscal 2008 Ended 12/31/2008 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Year Ended December 31 2010	Year Ended December 31 2009	(Restated) Year Ended December 31 2008
Sales Revenue	$0	$0	$0
Net Income (loss)	($7,441,566)	($1,869,240)	($1,638,520)
Basic and Diluted (loss) EPS	($0.18)	($0.06)	($0.06)
Wgt Avg # Shares Outstanding	41,152,677	32,550,136	26,532,405
Working Capital	$1,260,033	$2,333,088	$2,823,688
Mineral Property Interests	$14,768,361	$17,126,989	$13,927,534
Shareholders Equity	$14,353,289	$17,506,253	$14,281,701
Total Assets	$16,560,226	$20,145,452	$17,516,952

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2010 Ended 12/31/2010	($363,886)	($400,926)	($5,372,879)	($1,303,875)
Fiscal 2009 Ended 12/31/2009	($535,903)	($617,934)	($618,320)	($97,083)
Fiscal 2008 Ended 12/31/2008	($440,377)	($290,457)	($274,693)	($632,993)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2010 Ended 12/31/2010	($0.01)	($0.01)	($0.13)	($0.03)
Fiscal 2009 Ended 12/31/2009	($0.02)	($0.02)	($0.02)	($0.00)
Fiscal 2008 Ended 12/31/2008	($0.02)	($0.01)	($0.01)	($0.02)

Financings

In November 2010, the Company completed a non-brokered private placement for gross proceeds of $1,700,000 by issuing 4,857,142 units at $0.35 per unit (“Unit”).  Each Unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.55 per common share. In addition, finder’s warrants, entitling the holder to purchase up to 286,248 Units for a period of 24 months from issue at $0.35 per Unit and cash finder’s fees of $100,187 were paid. Insiders invested $539,750 in this placement. Another $9,446 was included in share issue costs.

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

Future Accounting Pronouncements

a. Consolidated financial statement and non-controlling interests

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

b. Business combinations

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

c. Convergence of Canadian GAAP with IFRS

Canada’s Accounting Standards Board ratified a plan that will result in Canadian GAAP being converged with International Financial Reporting Standards (“IFRS”) by 2011.  Management has performed an analysis and highlighted areas where its current Canadian accounting practices differ from IFRS and has concluded that the impact on the Company’s consolidated financial statements is relatively immaterial.

Internal Control Over Financial Reporting

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

The Company reviewed its existing accounting system along with its internal and disclosure control process and concluded that they would not need significant modification as a result of the Company’s conversion to IFRS in 2011.  The Company also determined that it would rely on certain exemptions allowed under IFRS 1 “First-time Adoption of International Financial Reporting Standards” as of the transition date on January 1, 2010.  Under IFRS 1 the IFRS standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company intends to apply the following exemptions to its opening balance sheet dated January 1, 2010:

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

During the year ended 12/31/2010, the Company has identified four adjustments:

(a)

“Contributed surplus” versus various reserves in equity

As at December 31, 2010, the Company examined its “contributed surplus” account and concluded that $2,225,669 relates to “Equity settled employee benefit reserve”, and $2,487,207 relates to “Reserves for warrants”. As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the various reserve accounts totaling $4,712,876.

(b)

Future income tax liability associated with the acquisitions of its Mexican subsidiaries

Under Canadian GAAP, the Company reported a notional liability for future income taxes assumed as a result of its acquisitions of its three Mexican subsidiaries by increasing the cost allocated to the mineral property interests acquired. Under IFRS, such notional liability is to be reversed. As a result, on December 31, 2010, the Company would reverse all future income tax liabilities previously recognized and would decrease mineral properties by $2,100,000, with a decrease in the future income tax liability of $1,726,000 and an increase in deficit of $374,000.

(c)

Share-based payment transactions

IFRS 2, similar to Under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Canadian GAAP.

Under IFRS graded vesting methodology, during the year ended December 31, 2010, the Company would have recorded $675,740 as share-based payment versus $587,182 stock-based compensation under Canadian GAAP.  As a result, $88,558 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(d)

Cumulative Translation differences

For the year ended December 31, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $29,095 and would result in decreasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

(e)

Functional currency and exchange translation

Under Canadian GAAP, the foreign operations are consolidated using the temporal method.  Under IFRS, the Company first identified each entity’s functional currency and if the functional currency for the foreign operations is different from the parent company, for the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Canadian dollars using closing rates at the date of financial position. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized directly into equity and transferred to the foreign currency transactions reserve. Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

As at December 31, 2010, the Company recognized an foreign exchange loss of $1,096,801 due to translating the non-current assets using the current rate method.  The adjustment results in a decrease in the mineral properties and records as an “Exchange reserve” in the Statement of Equity.

Expenditures on the Company’s properties are detailed below:

	December 31 2007 (Restated)	Expenditures for the Period	December 31 2008 (Restated)	Expenditures for the Period	December 31 2009	Expenditures for the Period	December 31 2010
Santa Gertrudis Property	$8,508,466	$5,140,016	$13,648,482	$3,453,507	$17,101,989	($2,676,622)	$14,425,367
Ariel Property	$nil	$nil	$nil	$25,000	$25,000	$22,391	$47,391
Kinsley Mountain Property	$nil	$nil	$nil	$nil	$nil	$295,603	$295,603
Bacanuchi Property	$24,060	$254,992	$279,052	($279,052)	$nil	$nil	$nil
TOTAL	$8,532,526	$5,395,008	$13,927,534	$3,199,455	$17,126,989	($2,358,628)	$14,768,361

FISCAL 2010 ENDED 12/31/2010 versus FISCAL 2009 ENDED 12/31/2009

Results of Operations

During the year ended 12/31/2010, the Company incurred losses of $7,441,566 ($0.18 loss per share) compared to a net loss of $1,869,240 ($0.06 loss per share) for the same period in 2009.

During the year ended 12/31/2010, the Company incurred $1,241,572 (2009 – $1,661,436) in general and administrative expenses, of which $587,182 (2009 – $907,602) relates to non-cash stock-based compensation for options vested during the year and non-cash amortization of $8,044 (2009 - $8,353). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $646,346, compared to 2009’s $745,481, a decrease of $99,135. The decrease was mainly due to the management conserving cash and cutting back costs in corporate development fees (2010 - $69,985; 2009 - $125,690), filing fees (2010 - $11,008; 2009 - $25,562) and office expenses (2010 – $81,021; 2009 - $120,867). The decrease in costs was partially offset by increase in professional fees (2010 - $282,885; 2009 - $253,248) because of evaluating various projects. The other administrative expenditures varied over the periods but the overall effect of these variances was not material.

In 2010, the Company wrote down the SG property by $5,000,000 (2009 - $Nil) as it continued to evaluate the options to maximize the shareholders’ value. The Company also wrote off $1,070,412 (2009 - $Nil) on the Golden Arrow property as the Company determined that the prospective for expansion of the known resources and new discoveries at the Golden Arrow property did not meet the Company’s size criteria and thus, the Company terminated the option agreement effective 3/11/2011. During 2009, the Company wrote of $277,075 on its Bacanuchi property as it sold to an arm’s length party.

During the year ended 12/31/2010, the Company had interest income of $9,319 by investing funds from private placements in Guaranteed Investment Certificates (“GIC”) issued by a Canadian chartered bank, compared to 2009’s $31,664, a decrease of $22,345. The decrease was due to the principal amount and interest rate being higher in fiscal 2009. The Company also had a foreign exchange loss of $133,901 during the year ended 12/31/2010.

For the three months ended 12/31/2010 vs. the three months ended 12/31/2009

During the three months ended 12/31/2010, the Company incurred losses of $1,298,875 ($0.03 loss per share) compared to a net loss of $97,083 ($0.00 loss per share) for the same period in 2009.

During the three months ended 12/31/2010, the Company incurred $204,454 (2009 - $265,355) in general and administrative expenses, of which $49,265 (2009 - $80,318) relates to non-cash stock-based compensation for options vested during the period, and non-cash amortization of $2,007 (2009 - $2,399). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $153,182, compared to the three months ended 12/31/2009’s $182,638, a decrease of $29,456. The decrease was mainly due to the management conserving cash and cutting back costs in office expenses (2010 – $16,621; 2009 - $41,821), travel (2010 - $1,501; 2009 - $4,235), transfer agent fees (2010 - $2,302; 2009 - $3,561), and shareholders’ communication (2010 - $31,829; 2009 - $36,961). The other administrative expenditures varied over the periods but the overall effect of these variances was not material.

The Company wrote off $1,070,412 on the Golden Arrow property in 2010 (2009 - $Nil)

The Company completed an impairment analysis as at 12/31/2010 which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”. Management concluded that other than the $6,070,412 write-down on the SG Property and Golden Arrow property, no other impairment charge was required because:

•

The NI 43-101 resource estimates for the SG property;

•

there have been no significant changes in the legal factors or climate that affects the value of the SG Property or the Nevada property;

•

all SG Property rights remain in good standing;

•

option arrangements on the SG Property and the Nevada property remain in good standing;

•

the price of gold has recently hit unprecedented historical highs;

•

the Company intends to continue its exploration and development plans on its properties; and

•

the Company is currently hosting site visits and in discussion with qualified parties to evaluate options for its SG and Ariel properties.

Liquidity and Capital Resources

The Company’s working capital as at 12/31/2010 was $1,260,033 (2009 - $2,333,088). Cash totaled $1,636,175 as at 12/31/2010, a decrease of $1,326,501 from $2,962,676 as at 12/31/2009. The decrease was a result of (a) $758,712 spent in its operating activities, including changes in working capital and (b) $3,533,184 spent on its mineral properties and (c) $12,206 repayment of capital lease obligation; offset by (d) $2,977,601 net proceeds received from the private placements.

As part of the acquisition of First Silver and Recursos, the Company is required to make three additional payments of US$500,000 each, in cash or common shares, at the option of the Company, on the first, second and third anniversary dates from 7/13/2007 to Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Minerals Inc.). During the fiscal 2008, the Company issued a total of 325,829 common shares to Canada Gold for the first anniversary payment of US$500,000. On 3/16/2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due. On 5/7/2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 to Canada Gold as additional acquisition costs and postponing the payments. On 1/31/2010, the Company issued 408,697 common shares at $0.65 for the payment of US$250,000. On 7/31/2010, the Company exercised its right to make another payment of US$250,000 by issuing 514,150 common shares at $0.50 per share to Canada Gold. On 1/31/2011, the Company exercised its right to make the last payment of US$250,000 by issuing 499,251 common shares at $0.50 per share to Canada Gold.

As of 12/31/2010, the Company’s contractual obligations are as follows:

Contractual Obligations	Payments due by period as at 12/31/2010
	Total	Less than 1 year	1 - 3 years	4 – 5 years	After 5 years
Long-term Debt (1)	$249,500	$249,500(2)	-	-	-
Capital Lease	$64,232	$17,207	$31,950	$15,075	-
Operating leases	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations	$1,726,000	-	-	-	$1,726,000(3)
Total Contractual Obligations	$2,039,732	$266,707	$31,950	$15,075	$1,726,000

(1)

The payments can be paid in cash or in common shares at the discretion of the Company with a minimum price and maximum price of $0.50 and $1.00 per share, respectively.

(2)

The payment was made on 1/31/2011 by issuing common shares.

(3)

Future income tax liability recognized as the excess of the costs initially ascribed to the mineral property interests acquired at the date of purchase over the Company’s basis in these interests for taxation purposes.

On 5/13/2010, the Company completed a non-brokered private placement for gross proceeds of $1,400,000 by issuing 4,000,000 units at $0.35 per unit. Each unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at an exercise price of $0.55. No finder’s fees were paid. A total of $12,766 was included in share issue costs.

On 11/4/2010, the Company completed another non-brokered private placement for gross proceeds of $1,700,000 by issuing 4,857,142 units at $0.35 per unit (“Unit”).  Each Unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.55 per common share. In addition, finder’s warrants, entitling the holder to purchase up to 286,248 Units for a period of 24 months from issue at $0.35 per Unit and cash finder’s fees of $100,187 were paid. All securities issued are subject to a four-month hold period expiring on 3/4/2011. Insiders invested $539,750 in this placement. Another $9,446 was included in share issue costs.

The financing proceeds from these two placements are for the exploration programs at the SG Property, the Golden Arrow property and the Kinsley Mountain property and for general corporate purposes.

As of the date of this Annual Report, the Company has no other outstanding commitments. The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

The Company’s current treasury along with the strategic decision regarding alternatives on its properties will allow continuing exploration efforts through to 2011. The Company also expects to raise additional funds later in 2011. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

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

During the year ended 12/31/2009, the Company earned interest income of $31,664 from investing funds from private placements in Guaranteed Investment Certificates (“GIC”) issued by a Canadian chartered bank, compared to the year ended 12/31/2008’s $184,983, a decrease of $153,319.  The decrease was due to a lesser principal amount in 2009 and interest rate being higher in Fiscal 2008.  The Company also had a foreign exchange loss of $137,393 (2008 = $334,691) and a foreign exchange gain on future income tax liability of $175,000 (2008 = $24,000) during the year ended 12/31/2009.

For the three months ended 12/31/2009 vs. the three months ended 12/31/2008

During the three months ended 12/31/2009, the Company incurred losses of $97,083 ($0.00 loss per share) compared to a net loss of $632,993 ($0.02 loss per share) for the same period in 2008.

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

The financing proceeds from all the placements were used for drilling at the SG Property, the Golden Arrow property and the Kinsley Mountain property and for general corporate purposes.

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

The Company was committed to pay US$15,000 each quarter to Global Development Marketing for corporate development work for twelve months from 7/6/2008 to 7/5/2009.

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

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At 12/31/2010 and 12/31/2009, the Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has three written management agreements.  Refer to ITEM #6B “Written Management Agreements” for additional information.

The Company had no “hard” contractual property obligations at 12/31/2010.  However, under certain of its property acquisition agreements, the Company is committed to expend funds on exploration and/or make cash option payments and/or issue common shares to maintain or complete its option arrangements.  As of 12/31/2010, under the terms of the Santa Gertrudis Property and Ariel acquisition agreements, the Company is obligated to make the following expenditures and payments, in cash or common shares (US Dollars):

	Total	Less than One year	One to Three years	Three to Five years	More than Five years
Long-Term Debt Obligations (1)	US$250,000	US$250,000	Nil	Nil	Nil
Capital (Finance) Lease Obligations
Operating Lease Obligations
Purchase Obligations (2)	US$2,172,500	US$1,677,500	US$495,000	Nil	Nil

(1) Other long-term obligations reflected on the Balance Sheet.

(2) The Purchase Obligations are optional and not mandatory on the part of the Company.

    Full disclosure of this obligation is provided in ITEM #4B.

5.G.  Safe harbor.

No Disclosure Necessary

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

The following table lists, as of May 20, 2011, the Directors and Senior Management.

Table No. 3
Directors and Senior Management
Name	Age	Date First Elected or Appointed
Mark T. Brown, Director (1)	43	July 29, 2006
Gregory E. McKelvey President/CEO and Director (2)	67	July 10, 2007
Donald E. Ranta, Director (1)	68	July 10, 2007
Hugh Miller, Director (1)	49	August 29, 2008
John R. Wilson, VP Exploration (3)	67	July 26, 2007
Winnie Wong, Chief Financial Officer/Secretary (4)	36	July 5, 2007
(1) Member of Audit Committee.
(2) He spends full time on the affairs of the Company.
(3) He spends about 90% of his time on the affairs of the Company.
(4) She spends about approximately a fourth of her time on the affairs of the Company.

Mark T. Brown, Director of the Company, received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia.  He is currently President of Pacific Opportunity Capital Ltd., a private company that provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises.  Prior to joining Pacific Opportunity Capital Ltd., from 1994 to 1997, Mr. Brown was the controller of three companies: Eldorado Gold Corporation, Miramar Mining Corporation and Northern Orion Exploration Ltd.  Eldorado Gold Corporation is currently listed on the Toronto Stock Exchange and the American Stock and Options Exchange and Miramar Mining Corporation is listed on the Toronto Stock Exchange. Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers.  Since 2007, he has been CFO of Almaden Minerals Ltd.; since 2005, he has been CFO/Director of Pitchstone Exploration Ltd.; since 2000, he has been a Director (former CFO) of Portal Resources Ltd.; since 1999, he has been CFO/Director (former President) of Rare Element Resources Ltd.; since 2006, he has been CFO of Rye Patch Gold Corp.; since 2001, he has been a Director of Strategem Capital Corporation; since 2000, he has been a Director (former President/CFO) of Sutter Gold Mining Inc.; since October 2005, he has been the Director/CFO of Tarsis Resources Ltd.; since 2008, he has been the CEO/Director of Fox Resources Ltd.; and since 2008, he has been the Director (former CEO) of Avrupa Minerals Ltd.  From 2006 to July 2007, Mr. Brown was Chief Financial Officer/Corporate Secretary of the Company.

Gregory E. McKelvey, President/CEO and Director of the Company, has more than forty years of extensive, international experience in Latin America, Africa, and Europe in expanding responsibilities for significant mining companies such as Kennecott, Cominco, Homestake, and Phelps Dodge.  He also acts as an Adjunct Faculty member at the University of Arizona in their International Center for Mining Health, Safety and Environment and worked for the USGS in Latin America.  He has also consulted for Codelco, Phelps Dodge, Newmont Mining, Gerald Metals and Quadra Mining.  Mr. McKelvey has successfully directed and led innovative exploration efforts, resulting in the discovery and identification of several major ore deposits.  He participated in or led the teams that discovered Sossego (Cu/Au) in Brazil; Sheep Creek (Zn, Cu, Co) in Montana; Spar Lake–Cabinet Mts. (Cu, Ag) in Montana; Sechura, (P2O5) in Peru; extensions of the Punta de Cobre (Cu/Au) deposits in Chile; extensions of ore at Chino (Cu) in New Mexico; the Codelco IOCG discovery in Brazil, and the recent new porphyry copper center at Sierra Gorda in Chile.   As the former VP-Exploration Latin America for Phelps Dodge, Mr. McKelvey leads the company including the formulation and implementation for the strategic and tactical exploration plans for the company.  From April 2001 to May 2005, he was Managing partner of Global Mine Discovery Partnership LLC and from April 2005 to May 2007, he was a geologic consultant for Quadra Mining, Newmont Gold, Gerald Minerals and Phelps Dodge.  Since February 2008, he has been a Director of Rare Element Resources Ltd.; since November 2009, he has been a Director of Redhawk Resources Inc.; and since January 2008, he has been a Director of Avrupa Minerals Ltd.

Donald E. Ranta, Director of the Company, is an exploration and development mining executive, experienced in planning, implementing and directing successful exploration and acquisition programs throughout North America, South America, Africa and other international locations.  He has extensive experience in generative exploration, project exploration and appraisal, geologic-engineering, economic evaluation, and strategic and business planning.  His exploration teams were responsible for the discovery of many of the Santa Gertrudis gold deposits in Sonora, Mexico.  In addition, he is a former President and Board member of Society for Mining, Metallurgy and Exploration, Inc. and the current Vice President-Finance and a Board member of American Institute of Mining, Metallurgical and Petroleum Engineers.  He holds geological engineering degrees from the University of Minnesota (BS), University of Nevada (MS), and the Colorado School of Mines (PhD).  Since October 2007, he has been a Director of Rare Element Resources Ltd.; since September 2008, he has been a Director of Otis Gold Corp.; and since January 2008, he has been a Director of Avrupa Minerals Ltd.

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

Winnie Wong, Chief Financial Officer and Corporate Secretary of the Company, received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  She is currently Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  Prior to joining Pacific Opportunity Capital Ltd., Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies such as AQM Copper Inc. (since April 2007), Strategem Capital Corporation (since May 2005), Rare Element Resources Ltd. (since July 2003), Fox Resources Ltd. (since June 2008), and Avrupa Minerals Ltd. (since January 2008).  From 2006 to July 2007, she was President/CEO of the Company.

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

6.B.  Compensation

Director Compensation

The Company has no formal written program for compensating Directors for their service as directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2010, 400,000 stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2010, Fiscal 2009, and Fiscal 2008 for each Director.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2010 Ended 12/31/2010 was $617,829.  The following table details compensation paid/accrued for Fiscal 2010 Ended 12/31/2010 for the Senior Management and Directors.

Table No. 4

Senior Management/Directors

Summary Compensation Table

Name and principal position	Year	Salary	Share-based awards	Option-based awards(2)	Non-equity incentive plan compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
Gregory E. McKelvey Chief Executive Officer	2010	$163,194(1)	NA	$27,157	NA	NA	NA	$5,250(3)	$195,601
Winnie Wong Chief Financial Officer	2010	NA	NA	$18,105	NA	NA	NA	NA	$18,105
John R. Wilson Vice President of Exploration	2010	$100,211(1)	NA	$65,145	NA	NA	NA	$17,575(3)	$182,931

1.

Mr. McKelvey received a monthly amount of US$11,000 per month during Fiscal 2010.  Mr. Wilson received a monthly amount of US$6,000 per month from January to August 2010 and US$12,000 per month during from September 2010.

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

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2010, the most recently completed fiscal year; there were 3,645,000 stock options outstanding.  During Fiscal 2010, 655,000 stock options were granted to Senior Management, Directors, and employees/ consultants.  25% of all stock options are vested after six months; 25% are then vested after nine months and the remaining 50% are vested after one year.  During Fiscal 2009, no SARs (stock appreciation rights) were granted.  During Fiscal 2010: no stock options were exercised; 200,000 stock options were cancelled/expired; and none were re-priced.

The following table sets forth the outstanding share-based awards and option-based awards held by the named Senior Management of the Company at the end of the most recently completed financial year, 12/31/2010.

Table No. 5A

Outstanding Share-Based Awards and Option-Based Awards Option-based Awards

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)
Gregory E. McKelvey Chief Executive Officer	300,000 125,000 75,000 125,000	$0.50 $1.40 $0.58 $0.43	07/12/2012 06/17/2013 06/09/2014 09/15/2015	$nil $nil $nil $nil
Winnie Wong Chief Financial Officer	65,000 75,000 75,000 50,000 50,000	$0.20 $0.50 $1.40 $0.58 $0.43	12/14/2011 07/12/2012 06/17/2013 06/09/2014 09/15/2015	$6,175 $nil $nil $nil $nil
John R. Wilson VP of Exploration	200,000 100,000 50,000 50,000 50,000	$0.50 $1.40 $0.58 $1.16 $0.43	07/12/2012 06/17/2013 06/09/2014 11/17/2014 09/15/2015	$nil $nil $nil $nil $nil
(1) The market price for the Company’s common shares on December 31, 2010 was $0.30. No value has been given to unexercised options that were out of the money on December 31, 2010.

The following table sets forth the outstanding share-based awards and option-based awards held by the directors of the Company at the end of the most recently completed financial year, 12/31/2010:

Table No. 5B

Outstanding Share-Based Awards and Option-Based Awards Option-based Awards

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)
Donald E. Ranta	100,000 50,000 50,000 75,000	$0.50 $1.40 $0.58 $0.43	07/12/2012 06/17/2013 06/09/2014 09/15/2015	$nil $nil $nil $nil
Mark T. Brown	65,000 100,000 50,000 50,000 75,000	$0.20 $0.50 $1.40 $0.58 $0.43	12/14/2011 07/12/2012 06/17/2013 06/09/2014 09/15/2015	$6,175 $nil $nil $nil $nil
Hugh Miller	25,000 100,000 50,000 125,000	$0.50 $1.35 $0.58 $0.43	07/12/2012 09/05/2013 06/09/2014 09/15/2015	$nil $nil $nil $nil
(1) The market price for the Company’s common shares on December 31, 2010 was $0.30. No value has been given to unexercised options that were out of the money on December 31, 2010.

The following table sets forth details of the value vested or earned for all incentive plan awards during FY2010 Ended 12/31/2010, the most recently completed financial year, by each Named Executive Officer.

Table 6A

Value Vested or Earned for Incentive Plan Awards

during the Most Recently Completed Financial Year

Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year Name	Option-based awards - Value vested during the year (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gregory E. McKelvey Chief Executive Officer	$Nil	N/A	N/A
Winnie Wong Chief Financial Officer	$Nil	N/A	N/A
John R. Wilson VP of Exploration	$Nil	N/A	N/A

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

The following table sets forth details of the value vested or earned for all incentive plan awards during FY2010 Ended 12/31/2010, the most recently completed fiscal year, by each director.

Table 6B

Value Vested or Earned for Incentive Plan Awards

during the Most Recently Completed Financial Year

Value Vested or Earned for Incentive Plan Awards During the Most Recently Completed Financial Year Name	Option-based awards - Value vested during the year (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Donald E. Ranta	$Nil	N/A	N/A
Mark T. Brown	$Nil	N/A	N/A
Hugh Miller	$Nil	N/A	N/A

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

Stock Options

The Company may grant stock options to Directors, Senior Management, employees, and consultants. 655,000 stock options were granted during Fiscal 2010, no stock options were exercised, and 200,000 stock options were cancelled/expired during Fiscal 2010.  Refer to ITEM #6.E., "Share Ownership" and Table No. 4/5/6/7/8 for information about stock options.

Change of Control Remuneration

In the event that the consulting agreement with Gregory E. McKelvey is terminated without cause by the Company, the Company is obligated to pay a termination fee in the amount of six times the monthly amount paid to Mr. McKelvey.  Other than described herein and in ITEM #6, “Written Management Agreements” below, the Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management in Fiscal 2011 to compensate such Senior Management in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

The Company entered into a consulting agreement dated 7/5/2007 with John R. Wilson, Vice President of Exploration, pursuant to which the Company paid Mr. Wilson a monthly amount of US$10,000 in January 2008, increased to US$11,000 per month from February 2008 to April 2008, to US$14,500 per month from May 2008 to December 2008, to US$12,000 per month in 2009; to US$6,000 per month from January 2010 to August 2010; and then US$12,000 per month from September 2010.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2010, the Board of Directors held six regularly scheduled meeting.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all directors attended the June 2010 annual shareholders meeting.

The Company’s only standing committee is the Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 7/31/2006.  The current members of the Audit Committee are: Mark T. Brown, Hugh Miller (independent), and Donald Ranta (independent).  The Audit Committee met three times during Fiscal 2010 and once during Fiscal 2011-to-date.

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

6.C.5.  Code of Ethics

The Board has adopted “Corporate Governance and Policies” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2010 and Fiscal 2011-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of 5/20/2011, the Company had five full-time employees and four part-time employees/consultants, including the three Senior Management; six of these employees are directly engaged in mineral exploration/development.  As of 12/31/2010 and 12/31/2009, the Company had nine and nineteen employees, respectively, including the Senior Management.  None of the Company's employees are covered by collective bargaining agreements.

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

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

May 20, 2011

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Ernesto Echavarria (1)	13,869,644	25.4%
	TOTAL 5% SHAREHOLDERS	13,869,644	25.4%
Common	Mark T. Brown (2)	1,808,962	3.3%
Common	Gregory E. McKelvey (3)	800,356	1.5%
Common	John R. Wilson (4)	445,000	0.08%
Common	Winnie Wong (5)	312,500	0.6%
Common	Donald E. Ranta (6)	287,500	0.5%
Common	Hugh Miller (7)	237,500	0.4%
	Total Senior Management and Directors	3,891,818	7.1%
	TOTAL	17,761,462	32.5%

(1)

4,484,381

Represent currently exercisable share purchase warrants.

(2)

302,500

Represent currently exercisable stock options.

169,654

Represent currently exercisable stock options.

1,336,808

are common shares; 1,135,808 are held by POC and 126,000 are held by

Spartacus Management Inc., a private company owned by Mark Brown

(3)

562,500

Represent currently exercisable stock options.

14,285

Represent currently exercisable share purchase warrants.

(4)

425,000

Represent currently exercisable stock options.

(5)

290,000

Represent currently exercisable stock options.

(6)

237,500

Represent currently exercisable stock options.

(7)

237,500

Represent currently exercisable stock options.

Based on 47,891,865 common shares outstanding as of 5/20/2011 and stock options and warrants held by each beneficial holder exercisable within sixty days.

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

Under TSX Venture Exchange policies, “rolling” stock option plans like the Company’s must receive approval of the shareholders on a yearly basis.  At the Annual Meeting held on 12/3/2007, The Board of Directors of the Company adopted a rolling stock option plan that shareholders confirmed approval of the Plan.  The shareholders again confirmed approval of the Plan at the Annual Meeting held 6/9/2010.

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

Table No. 8

Stock Options Outstanding

5/20/2011

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
Gregory E. McKelvey	300,000	$0.50	7/12/2007	7/12/2012
Gregory E. McKelvey Gregory E. McKelvey Gregory E. McKelvey	125,000 75,000 125,000	$1.40 $0.58 $0.43	6/17/2008 6/9/2009 9/15/2010	6/17/2013 6/9/2014 9/15/2015
John R. Wilson	200,000	$0.50	7/12/2007	7/12/2012
John R. Wilson John R. Wilson John R. Wilson John R. Wilson	100,000 50,000 50,000 50,000	$1.40 $0.58 $1.16 $0.43	6/17/2008 6/9/2009 11/17/2009 9/15/2010	6/17/2013 6/9/2014 11/17/2014 9/15/2015
Mark T. Brown	65,000	$0.20	12/14/2006	12/14/2011
Mark T. Brown	100,000	$0.50	7/12/2007	7/12/2012
Mark T. Brown Mark T. Brown Mark T. Brown	50,000 50,000 75,000	$1.40 $0.58 #0.43	6/17/2008 6/9/2009 9/15/2010	6/17/2013 6/9/2014 9/15/2015
Winnie Wong	65,000	$0.20	12/14/2006	12/14/2011
Winnie Wong	75,000	$0.50	7/12/2007	7/12/2012
Winnie Wong Winnie Wong Winnie Wong	75,000 50,000 50,000	$1.40 $0.58 $0.43	6/17/2008 6/9/2009 9/15/2010	6/17/2013 6/9/2014 9/15/2015
Hugh Miller	25,000	$0.50	7/12/2007	7/12/2012
Hugh Miller Hugh Miller Hugh Miller	100,000 50,000 125,000	$1.35 $0.58 $0.43	9/5/2008 6/9/2009 9/15/2010	9/5/2013 6/9/2014 9/15/2015
Donald E. Ranta	100,000	$0.50	7/12/2007	7/12/2012
Donald E. Ranta Donald E. Ranta Donald E. Ranta	50,000 50,000 75,000	$1.40 $0.58 $0.43	6/17/2008 6/9/2009 9/15/2010	6/17/2013 6/9/2014 9/15/2015
Total Officers/Directors	2,305,000
Employees/Consultants/etc.	625,000	$0.50	7/12/2007	7/12/2012
Employees/Consultants/etc.	75,000	$1.60	1/15/2008	1/15/2013
Employees/Consultants/etc.	170,000	$1.40	6/17/2008	6/17/2013
Employees/Consultants/etc. Employees/Consultants/etc. Employees/Consultants/etc. Employees/Consultants/etc. Employees/Consultants/etc. Employees/Consultants/etc.	200,000 155,000 30,000 230,000 155,000 155,000	$1.35 $0.58 $0.66 $1.12 $1.17 $0.43	9/5/2008 6/9/2009 7/6/2009 9/11/2009 11/17/2009 9/15/2010	9/5/2013 6/9/2014 7/6/2014 9/11/2014 11/17/2014 9/15/2015
TOTAL	4,100,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

7.A.1.a.  Holdings By Major Shareholders

Refer to ITEM #6.E, and Tables No. 4/5/6/7/8, for details regarding securities held by 5% Shareholders, Senior Management, Directors, and others.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings

7.A.1.c.  Different Voting Rights

No Disclosure Necessary

7.A.2.  Canadian Share Ownership

On 4/30/2011, the Company’s shareholders’ list showed 47,891,865 common shares outstanding with 57 registered shareholders.  Of these registered shareholders, 10 are resident in Canada, 40 are resident in the USA, and 7 are located elsewhere.  The Canadian shareholders own 43,121,595 common shares (90.4%); the US shareholders own 3,187,067 common shares, and the other shareholders own 1,583,203 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 590 “holders of record” in Canada, holding approximately 34% of the outstanding shares of the Company, and over 1,850 beneficial owners that own 100% of its common shares.

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

Waiver and Redemption.  The board of directors may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Shares of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Shares.  The board of directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, and may, in such circumstances require that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Shares of the Company prior to such waiver being granted.  With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the board of directors may at its option redeem all, but not less than all, of the outstanding Rights at a pri*e of $0.0001 each.

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

7.B.  Related Party Transactions

During Fiscal 2010 Ended 12/31/2010, the Company:

a.

Incurred an expense of $9,000 for rent to Pacific Opportunity Capital (“POC”), a private company controlled of which Mark Brown, a Director of the Company, is President and a director.

b.

Incurred expense of $139,490 for management/accounting services to POC.

c.

At 12/31/2010, $25,536 was owed to POC.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 12/31/2009, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Fiscal 2010 Ended 12/31/2010

Fiscal 2009 Ended 12/31/2009

Fiscal 2008 Ended 12/31/2008

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

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last nine calendar quarters, and the last five fiscal periods.

Table No. 9
TSX Venture Exchange
Common Shares Trading Activity
Sales - Canadian Dollars
Period Ended	Volume	High	Low	Closing
Monthly
4/30/2011	1,427,100	$0.31	$0.26	$0.28
3/31/2011	2,210,600	$0.39	$0.26	$0.30
2/28/2011	4,181,400	$0.42	$0.27	$0.38
1/31/2011	1,607,400	$0.31	$0.27	$0.28
12/31/2010	4,359,000	$0.51	$0.28	$0.30
11/30/2010	2,199,000	$0.54	$0.38	$0.45
Quarterly
3/31/2011	7,999,400	$0.42	$0.26	$0.30
12/31/2010	7,902,700	$0.54	$0.28	$0.28
9/30/2010	3,220,500	$0.48	$0.22	$0.41
6/30/2010	3,413,700	$0.48	$0.30	$0.33
3/31/2010	5,874,100	$0.80	$0.38	$0.42
12/31/2009	10,233,900	$1.30	$0.58	$0.67
9/30/2009	7,741,900	$1.25	$0.52	$1.02
6/30/2009	3,235,200	$0.75	$0.32	$0.63
3/31/2009	4,443,900	$0.48	$0.26	$0.37
Yearly
Fiscal 2009 Ended 12/31/2010	14,597,500	$0.54	$0.22	$0.28
Fiscal 2009 Ended 12/31/2009	25,654,900	$1.25	$0.26	$0.67
Fiscal 2008 Ended 12/31/2008	20,364,600	$2.14	$0.26	$0.55
Five Months Ended 12/31/2007	8,566,577	$1.80	$0.63	$1.80
Fiscal 2007 Ended 7/31/2007	330,300	$0.98	$0.28	$0.90

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

Table No. 10

Share Purchase Warrants Outstanding

May 20, 2011

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
June 4, 2009	2,857,500	2,745,000	$0.60	$0.75	June 4, 2011
May 12, 2010	2,000,000	2,000,000	$0.55	$0.55	November 12, 2011
November 4, 2010	2,438,570	2,438,570	$0.55	$0.55	November 4, 2012
November 4, 2010	286,248*	286,248*	$0.35	$0.35	November 4, 2012

* These are finder’s warrants where each finder’s warrant entitles the holder to purchase up to 286,248 units until November 4, 2012, at a price of $0.35 per unit. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant at a price of $0.55 per share expiring November 4, 2012.

Escrowed Shares

Escrow is a legal arrangement whereby a thing (usually money or securities) is delivered to a third party (called an escrow agent) to be held in trust pending a contingency or the fulfillment of a condition or conditions in a contract.  Upon that event occurring, the escrow agent will deliver the thing to the proper recipient, otherwise the escrow agent is bound by her or his fiduciary duty to maintain the escrow account.  All shares have been released from escrow.

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

Release Date	% Permitted for Release
Upon completion of QT	10% (7/5/2007 released)
6 months from Exchange Notice	15% (1/5/2008 released)
12 months from Exchange Notice	15% (7/5/2008 released)
18 months from Exchange Notice	15% (1/5/2009 released)
24 months from Exchange Notice	15% (7/5/2009 released)
30 months from Exchange Notice	15% (1/5/2010 released)
36 months from Exchange Notice	15% (7/5/2010 released)
TOTAL	100%

Finder’s Fee Escrow Shares.  A finder’s fee of 379,000 common shares of the Company were paid to an arm’s length party for the acquisition of First Silver and Recursos; these shares are subject to an escrow agreement dated 7/5/2007.  Under the Escrow Agreement above, the Finder’s Fee Escrow Shares are to be released from escrow on a pro-rata basis on the following schedule:

Release Date	% Permitted for Release
July 5, 2007	49% (7/5/2007 released)
July 5, 2008	17% (7/5/2008 released)
July 5, 2009	17% (7/5/2009 released)
July 5, 2010	17% (7/5/2010 released)
TOTAL	100%

Escrow Shareholder and Release Schedule

Shareholder	Reason For Escrow	Original Number of Escrowed Shares	7/5/2007	1/5/2008	7/5/2008	1/5/2008	7/5/2009	1/5/2010	7/5/2010
POC	seed	500,000	50,000	75,000	75,000	75,000	75,000	75,000	75,000
Mark Brown	seed	150,000	15,000	22,500	22,500	22,500	22,500	22,500	22,500
Winnie Wong	seed	50,000	5,000	7,500	7,500	7,500	7,500	7,500	7,500
Kenneth Morgan	seed	200,000	20,000	30,000	30,000	30,000	30,000	30,000	30,000
Alastair Sinclair	seed	100,000	10,000	15,000	15,000	15,000	15,000	15,000	15,000
MetalQuest Minerals Inc.	Acq. of FS/RE	1,500,000	150,000	225,000	225,000	225,000	225,000	225,000	225,000
Jeffrey Phillips	Finder’s Fee	379,000	185,710		64,430		64,430		64,430
Jeffrey Phillips	Acq. of Chuqui	851,000	85,100	127,650	127,650	127,650	127,650	127,650	127,650
Mark Isaacs	Acq. of Chuqui	775,850	77,585	116,378	116,378	116,378	116,378	116,378	116,378
George Isaacs	Acq. of Chuqui	254,000	25,400	38,100	38,100	38,100	38,100	38,100	38,100
Gregory McKelvey	Acq. of Chuqui	135,000	13,500	20,250	20,250	20,250	20,250	20,250	20,250
John Reynolds	Acq. of Chuqui	243,000	24,300	36,450	36,450	36,450	36,450	36,450	36,450
Gary Freeman	Acq. of Chuqui	282,000	28,200	42,300	42,300	42,300	42,300	42,300	42,300
		5,419,850	689,795	756,128	820,558	756,128	820,558	756,128	820,558

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2010 Ended 12/31/2010	Fiscal 2009 Ended 12/31/2009
Audit Fees	$23,000	$22,000
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$23,000	$22,000

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

Audited Financial

    Auditor's Report, dated 4/27/2011

    Consolidated Balance Sheets at 12/31/2010 and 12/31/2009

    Consolidated Statements of Operations and Deficit

      for the periods ended 12/31/2010, 12/31/2009, and 12/31/2008

    Consolidated Statements of Cash Flows

      for the periods ended 12/31/2010, 12/31/2009, and 12/31/2008

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

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

     Incorporated by reference to Form 20-F Registration Statement, as amended and Form 6-K’s

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Animas Resources Ltd.

We have audited the accompanying consolidated financial statements of Animas Resources Ltd and its subsidiaries (“the Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations and comprehensive loss, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Animas Resources Ltd and its subsidiaries as at December 31, 2010 and 2009 and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has no current sources of revenue and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Vancouver, Canada

April 27, 2011

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at December 31

	2010	2009

Assets

Current assets:
Cash and cash equivalents	$1,636,175	$2,962,676
Amounts receivable	24,249	15,066
Prepaid expenses	33,521	11,195
	1,693,945	2,988,937

Mineral properties (Note 3)	14,768,361	17,126,989
Equipment (Note 4)	97,920	29,526
	$16,560,226	$20,145,452

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$141,669	$122,486
Due to related parties (Note 8)	25,536	8,663
Current portion of long-term debt (Note 5)	249,500	524,700
Current portion of obligations under capital lease (Note 6)	17,207	-
	433,912	655,849

Long-term debt (Note 5)	-	262,350
Obligations under capital lease (Note 6)	47,025	-
Future income tax liability	1,726,000	1,721,000
	2,206,937	2,639,199

Shareholders’ equity:
Share capital (Note 7)	20,703,710	17,904,975
Contributed surplus	4,712,876	3,223,009
Deficit	(11,063,297)	(3,621,731)
	14,353,289	17,506,253
	$16,560,226	$20,145,452
Going concern (Note 1)
Commitment (Note 7d)
Subsequent events (Note 15)

Approved by the Board of Directors:
“Gregory E. McKelvey”	Director
Gregory E. McKelvey

“Mark T. Brown”	Director
Mark T. Brown

See accompanying notes to the consolidated financial statements

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
For years ended December 31

	2010	2009	2008

Expenses:
Amortization	$ 8,044	$ 8,353	$ 6,840
Bank charges and interest	8,795	7,432	5,294
Corporate development	69,985	125,690	74,087
Filing fees	11,008	25,562	23,502
Insurance	19,123	15,651	8,056
Management and consulting fees	22,415	18,277	34,297
Office	81,021	120,867	192,469
Professional fees	282,885	253,248	242,448
Rent	16,503	22,363	7,000
Shareholders’ communication	101,421	112,207	154,706
Stock-based compensation	587,182	907,602	719,921
Transfer agent fees	15,349	18,861	24,781
Travel	17,841	25,323	19,411
Write-off of mineral property costs	6,070,412	277,075	-
Loss before other items	7,311,984	1,938,511	1,512,812

Other items:
Interest income	(9,319)	(31,664)	(184,983)
Foreign exchange loss	133,901	137,393	334,691
Foreign exchange gain (loss) on future income tax liability	5,000	(175,000)	(24,000)
	129,582	(69,271)	125,708
Net loss and comprehensive loss	$ 7,441,566	$ 1,869,240	$ 1,638,520
Loss per share – basic and diluted	$ 0.18	$ 0.06	$ 0.06
Weighted average number of common shares outstanding	41,152,677	32,550,136	26,532,405

See accompanying notes to the consolidated financial statements

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statement of Shareholders’ Equity

	Number of Shares	Amount	Share Subscribed	Contributed Surplus	Deficit	Total Shareholders’ Equity

Balance at December 31, 2007	24,343,507	$ 12,252,817	$ 2,000	$ 50,467	$ (113,971)	$ 12,191,313
Share Issues:
Long-term debt payment (Note 5)	325,829	509,475	-	-	-	509,475
Option payments (Note 3)	542,266	708,793	-	-	-	708,793
Property payment – Bacanuchi (Note 3)	400,000	200,000	-	-	-	200,000
Net smelter royalty repurchase (Note 3)	50,000	62,500	-	-	-	62,500
Exercise of options	45,000	22,500	-	-	-	22,500
Exercise of Agent’s and Finder’s warrants	320,957	176,526	-	-	-	176,526
Fair value of option and warrants exercised	-	39,380	-	(39,380)	-	-
Exercise of warrants	1,331,193	1,331,193	-	-	-	1,331,193
Stock-based compensation (Note 7(h))	-	-	-	719,921	-	719,921
Excess proceeds received	-	-	(2,000)	-	-	(2,000)
Net loss and comprehensive loss for the year	-	-	-	-	(1,638,520)	(1,638,520)
Balance at December 31, 2008	27,358,752	$ 15,303,184	$ -	$ 731,008	$ (1,752,491)	$ 14,281,701
Share Issues:
Long-term debt payment (Note 5)	637,700	318,849	-	-	-	318,849
Option payment (Note 3)	576,508	258,562	-	-	-	258,562
Exercise of Agent’s warrants (Note 7(b)(iii))	1,275	701	-	-	-	701
Exercise of warrants (Note 7(b)(iv))	112,500	67,500	-	-	-	67,500
Fair value of warrants exercised (Notes 7(b)(iii) & (iv))	-	40,611	-	(40,611)	-	-
Private placements (Notes 7(b)(i) & (ii))	8,335,000	1,947,240	-	1,625,010	-	3,572,250
Share issue costs (Notes 7(b)(i) & (ii))	-	(31,672)	-	-	-	(31,672)
Stock-based compensation (Note 7(h))	-	-	-	907,602	-	907,602
Net loss and comprehensive loss for the year	-	-	-	-	(1,869,240)	(1,869,240)
Balance at December 31, 2009	37,021,735	$ 17,904,975	$ -	$ 3,223,009	$ (3,621,731)	$ 17,506,253
Share Issues:
Long-term debt payment (Note 5)	922,847	524,400	-	-	-	524,400
Option payment (Note 3)	346,819	199,419	-	-	-	199,419
Private placements (Notes 7(b)(v) & (vi))	8,857,142	2,262,157	-	837,843	-	3,100,000
Share issue costs (Notes 7(b)(v) & (vi))	-	(187,241)	-	64,842	-	(122,399)
Stock-based compensation (Note 7(h))	-	-	-	587,182	-	587,182
Net loss and comprehensive loss for the year	-	-	-	-	(7,441,566)	(7,441,566)
Balance at December 31, 2010	47,148,543,	$ 20,703,710	$ -	$ 4,712,876	$ (11,063,297)	$ 14,353,289

See accompanying notes to the consolidated financial statements

ANIMAS RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31

	2010	2009	2008
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss	$ (7,441,566)	$ (1,869,240)	$ (1,638,520)
Items not involving cash:
Amortization	8,044	8,353	6,840
Accrued interest income	(97)	(453)	(4,634)
Stock-based compensation	587,182	907,602	719,921
Foreign exchange gain (loss) on future income tax liability	5,000	(175,000)	(24,000)
Foreign exchange (gains) losses on long-term debt	(13,150)	(116,900)	259,275
Write-off of mineral property costs	6,070,412	277,075	-
	(784,175)	(968,563)	(681,118)
Changes in non-cash working-capital items:
Amounts receivable	(9,086)	(1,722)	91,775
Prepaid expenses	(22,326)	9,352	9,044
Accounts payable and accrued liabilities	40,002	30,342	(29,982)
Due to related parties	16,873	(4,499)	-
	(758,712)	(935,090)	(610,281)

INVESTING ACTIVITIES
Proceeds from sale of property	-	21,204	-
Exploration costs	(3,533,184)	(3,250,318)	(4,371,595)
Purchase of equipment	-	-	(27,450)
	(3,533,184)	(3,229,114)	(4,399,045)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	3,100,000	3,640,451	1,898,219
Share issue costs	(122,399)	(31,672)	-
Repayment of capital lease obligation	(12,206)	-	-
Net cash provided by financing activities	2,965,395	3,608,779	1,898,219

Net change in cash and cash equivalents	(1,326,501)	(555,425)	(3,111,107)

Cash and cash equivalents, beginning of year	2,962,676	3,518,101	6,629,208

Cash and cash equivalents, end of year	$ 1,636,175	$ 2,962,676	$ 3,518,101
Supplemental disclosure with respect to cash flows (Note 9).

See accompanying notes to the consolidated financial statements

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act and trades under the symbol “ANI” on the TSX Venture Exchange (the “Exchange”).

The Company is primarily engaged in the acquisition and exploration of mineral properties and owns a significant portion of the Santa Gertrudis gold deposit in Mexico while being an operator of two earn-in joint-venture gold properties in Nevada, USA.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The Company has an accumulated operating deficit of $11,063,297 to date. The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult or impossible to secure.

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

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements are inclusive of the accounts of the Company and its three wholly-owned subsidiaries in Mexico: First Silver Reserve, S.A. de C.V., Recursos Escondidos, S.A. de C.V. and Compania Minera Chuqui, S.A. de C.V.; and one wholly-owned subsidiary in Nevada, USA: Animas Resources US Inc.  All intercompany transactions have been eliminated upon consolidation.

(b)

Use of estimates

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of mineral property and deferred exploration costs, and accrued liabilities, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

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

(e)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2010, the Company did not have any asset retirement obligations.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

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

For the year ended December 31, 2010

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(k)

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

(l)

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

(n)

Comparative figures

Certain comparative figures have been reclassified in order to conform to the current period’s financial statement presentation.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

2.

SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(o)

Future accounting pronouncements

(i)

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

(ii)

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

(iii)

Convergence of Canadian GAAP with IFRS

Canada’s Accounting Standards Board ratified a plan that will result in Canadian GAAP being converged with International Financial Reporting Standards (“IFRS”) by 2011.  Management has performed an analysis and highlighted areas where its current Canadian accounting practices differ from IFRS and has concluded that the impact on the Company’s consolidated financial statements is relatively immaterial.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

3.

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

Lopez-Limon Option Agreement

The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000	Paid
December 1, 2009	30,000	Paid
June 1, 2010	190,000	Paid
December 1, 2010	250,000	Paid
June 1, 2011	600,000
December 1, 2011	700,000

Total	$ 2,150,000

Don Victor Option Agreement

On December 26, 2008, the Company and the optionor amended its original agreement signed on July 24, 2007 to purchase three mineral claims in the Santa Gertrudis Property. Under the terms of the amended agreement the following cash and share payments are required:

	Amount in cash or common shares at the discretion of the Company (US$)		Amount in common shares (US$)
At signing	$ 25,000	Cash paid	$ 20,000	Issued
July 24, 2008	25,000	Cash paid	25,000	Issued
January 24, 2009	65,000	Shares issued	-
July 24, 2009	77,500	Shares issued	-
January 24, 2010	90,000	Shares issued	-
July 24, 2010	100,000	Shares issued	-
January 24, 2011	110,000	Shares issued subsequent	-
		to December 31, 2010	-
July 24, 2011	127,500		-
January 24, 2012	135,000		-
July 24, 2012	150,000		-

Total	$ 905,000		$ 45,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

3.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
August 13,2007	$ 20,000	Paid
August 13, 2008	20,000	Paid
February 13, 2009	20,000	Paid
August 13, 2009	20,000	Paid
February 13, 2010	20,000	Paid
August 13, 2010	20,000	Paid
February 13, 2011	20,000	Paid subsequently
August 13, 2011	20,000
February 13, 2012	20,000
August 13, 2012	20,000
Final option payment	20,000

Total	$ 220,000

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

On October 17, 2008, the Company received final approval from the Exchange for this acquisition and issued 217,000 common shares at a value of $1.11 per share (US$228,000).  These two concessions were transferred into the Company’s name effective August 27, 2010.

Net Smelter Royalty

In 2007, the Company purchased various Net Smelter Returns royalties paying $87,500 cash and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the Santa Gertrudis Property.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

3.

MINERAL PROPERTIES – CONTINUED

Santa Gertrudis Property - Continued

Based on exploration work completed during 2010 and the resultant revised plan for the development of the project, management assessed a potential impairment in respect to the carrying value of the Santa Gertrudis property. Accordingly, and in order to be conservative, at September 30, 2010, the Company elected to write off $5,000,000 of the historical deferred costs associated with the property. This amount represented an estimate only and was not based on a formal valuation as insufficient evidence existed to support a definitive estimation of the fair value of the property.

Ariel Copper Property

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to an 80% interest in the Ariel porphyry copper concessions.  On May 28, 2010, the Company signed the final option agreement with the vendor. On December 16, 2010, the Company and the optionor amended its original agreement and deferred the December 18, 2010 payment to June 18, 2011.

The terms of the option are as follows:

	Amount in Cash		Exploration expenditures completed
At signing	$ 25,000	Paid
June 18, 2011	50,000
December 18, 2011	50,000
December 18, 2012	50,000		$ 2,000,000	Earn 51%
December 18, 2013	50,000
December 18, 2014	50,000		1,500,000	Earn an additional 14% to 65%
Total	$ 275,000		$ 3,500,000

Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company can earn a further 15% interest for a total of 80%.

Golden Arrow Property

On April 7, 2010, the Company announced that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option the Golden Arrow Property in Nevada.  The Company signed the final option agreement on June 30, 2010.

The Golden Arrow gold property is located in the Nevada high desert, approximately 40 miles (60 kilometers) east of Tonopah, Nye County, consisting 279 unpatented lode mineral claims and 17 patented lode mineral claims for a total area of approximately 5,684 acres (2,300 hectares).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

3.

MINERAL PROPERTIES - CONTINUED

Golden Arrow Property - Continued

The terms of the option are as follows:

	Minimum Exploration Expenditures
By December 31, 2010	$ 1,000,000
By March 30, 2013	2,500,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	4,000,000	Earn an additional 9% to 60%

Once the Company has earned a 60% interest, it can earn a further 15%, subject to Nevada Sunrise’s non-participation, by completing a pre-feasibility study.

Subsequently to December 31, 2010, the Company terminated the mining option agreement for the Golden Arrow property. As a result, the costs incurred of $1,070,412 were written off at December 31, 2010.

Kinsley Mountain Property

On April 7, 2010, the Company announced that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option the Kinsley Mountain Property in Nevada.  The Company signed the final option agreement on June 30, 2010.

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

Once the Company has earned a 65%, it can earn a further 10%, subject to Nevada Sunrise’s non-participation, by completing a pre-feasibility study.

During the option period, the Company is the operator for the Kinsley Mountain property.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

3.

MINERAL PROPERTIES - CONTINUED

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

For the year ended December 31, 2010

3.

MINERAL PROPERTIES - CONTINUED

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon the discovery and economic recovery of ore reserves.  A breakdown of expenditures and carrying values by period is as follows:

	2008	Expenditures for the year	2009	Expenditures for the year	2010

Santa Gertrudis Property
Acquisition costs	$ 7,507,041	$ 91,603	$ 7,598,644	$ -	$ 7,598,644
Annual mining taxes	293,497	221,264	514,761	198,534	713,295
Assaying	52,738	329,043	381,781	92,712	474,493
Camp and general	291,332	151,497	442,829	40,216	483,045
Drilling	908,876	567,670	1,476,546	235,997	1,712,543
Environmental costs	12,429	-	12,429	377	12,806
Field costs	15,406	2,383	17,789	4,975	22,764
Foreign value added tax credit	434,758	(79,546)	355,212	(147,760)	207,452
Geology	604,040	351,460	955,500	192,142	1,147,642
Geophysical	533,833	177,894	711,727	82,143	793,870
Metallurgical consulting	5,646	-	5,646	-	5,646
Net smelter royalty payments	150,000	-	150,000	-	150,000
Office and administrative	129,982	14,003	143,985	124,373	268,358
Option payments	1,445,843	547,115	1,992,958	734,801	2,727,759
Resources calculation	111,925	146,517	258,442	80,218	338,660
Surface access fees	84,934	136,290	221,224	119,945	341,169
Travel	290,385	156,271	446,656	97,955	544,611
Wages	775,817	640,043	1,415,860	466,750	1,882,610
Write-down of mineral property	-	-	-	(5,000,000)	(5,000,000)
	13,648,482	3,453,507	17,101,989	(2,676,622)	14,425,367

Ariel Copper Property
Acquisition costs	-	25,000	25,000	1,170	26,170
Annual mining taxes	-	-	-	769	769
Assaying	-	-	-	3,663	3,663
Camp and general	-	-	-	1,285	1,285
Office and administrative	-	-	-	3,772	3,772
Geology	-	-	-	7,588	7,588
Travel	-	-	-	1,577	1,577
Wages	-	-	-	2,567	2,567
	-	25,000	25,000	22,391	47,391

Subtotal	$13,648,482	$ 3,478,507	$17,126,989	$(2,654,231)	$14,472,758

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

3.

MINERAL PROPERTIES – CONTINUED

	2008	Expenditures for the year	2009	Expenditures for the year	2010

Subtotal (balance forward)	$13,648,482	$ 3,478,507	$17,126,989	$(2,654,231)	$14,472,758

Golden Arrow Property
Assaying	-	-	-	75,049	75,049
Bond coverage	-	-	-	16,414	16,414
Drilling	-	-	-	496,479	496,479
Environmental costs	-	-	-	2,063	2,063
Filed costs	-	-	-	13,162	13,162
Geology	-	-	-	138,136	138,136
Geophysical	-	-	-	96,985	96,985
Office and administrative	-	-	-	240	240
Property payments	-	-	-	194,377	194,377
Resources calculation	-	-	-	4,606	4,606
Travel	-	-	-	9,206	9,206
Wages	-	-	-	23,695	23,695
Write-down of mineral property	-	-	-	(1,070,412)	(1,070,412)
	-	-	-	-	-
Kinsley Mountain Property
Camp and general	-	-	-	673	673
Environmental costs	-	-	-	933	933
Filed costs	-	-	-	326	326
Geology	-	-	-	81,081	81,081
Geophysical	-	-	-	6,000	6,000
Property payments	-	-	-	86,903	86,903
Soil Geochemistry	-	-	-	79,925	79,925
Travel	-	-	-	16,712	16,712
Wages	-	-	-	23,050	23,050
	-	-	-	295,603	295,603
Bacanuchi Property
Assaying	2,425	-	2,425	-	-
Geology	21,008	-	21,008	-	-
Geophysical	997	-	997	-	-
Mining property payments	13,387	(1,977)	11,410	-	-
Office and administrative	387	-	387	-	-
Option payments	210,673	-	210,673	-	-
Staking	26,351	-	26,351	-	-
Travel	3,824	-	3,824	-	-
Write-down of mineral property	-	(277,075)	(277,075)	-	-
	279,052	(279,052)	-	-	-
Total	$13,927,534	$ 3,199,455	$17,126,989	$(2,358,628)	$ 14,768,361

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

4.

EQUIPMENT

	2010			2009
	Cost	Accumulated amortization	Net book value	Net book value

Vehicle	$ 20,554	$ (14,746)	$ 5,808	$ 10,330
Vehicle under capital lease	76,438	-	76,438	-
Office equipment	7,935	(5,226)	2,709	4,740
Exploration equipment	17,381	(4,416)	12,965	14,456
	$ 122,308	$ (24,388)	$ 97,920	$ 29,526

5.

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

On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 for $91,603 to Canada Gold as additional acquisition costs (Note 3) and postponing the payments as follows:

	Amount in cash or common shares at the discretion of the Company (US$)
January 31, 2010	$ 250,000	Shares issued
July 31, 2010	250,000	Shares issued
January 31, 2011	250,000	Shares issued subsequent
		to December 31, 2010

Total	$ 750,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

5.

LONG-TERM DEBT - CONTINUED

The payments can be paid in cash or in common shares at the discretion of the Company with a minimum price and maximum price of $0.50 and $1.00 per share, respectively.

On January 31, 2010, the Company exercised its right to make a payment of US$250,000 by issuing 408,697 common shares at $0.65 per share and on July 31, 2010, the Company again exercised its right to make a payment of US$250,000 by issuing 514,150 common shares at $0.50 per share to Canada Gold.

6.

OBLIGATIONS UNDER CAPITAL LEASE

	2010	2009

Obligations under capital lease (US$64,361)	$ 64,232	$ -
Current portion of obligations under capital lease (US$17,242)	(17,207)	-
	$ 47,025	$ -

The aggregate capital amount of the obligations under capital lease is as follows:

2011 (US$20,458)	20,417
2012 (US$20,458)	20,417
2013 (US$15,078)	15,048
2014 (US$11,234)	11,212
2015 (US$4,681)	4,672
71,766
Less: imputed interest calculated between 5% and 5.99%	(7,534)
$ 64,232

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

7.

SHARE CAPITAL

(a) Authorized

The Company has authorized share capital of an unlimited number of common shares without par value.

(b) Issued

(i)

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

(ii)

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

(iii)

During the year ended December 31, 2009, a total of 1,275 Agent’s warrants were exercised at $0.55 per share for proceeds of $701. A fair value of $123 was recognized on these exercised warrants.

(iv)

During the year ended December 31, 2009, a total of 112,500 warrants were exercised at $0.60 per share for proceeds of $67,500. A fair value of $40,488 was recognized on these exercised warrants.

(v)

On May 13, 2010, the Company completed a non-brokered private placement for gross proceeds of $1,400,000 by issuing 4,000,000 units at $0.35 per unit. Each unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at an exercise price of $0.55. No finder’s fees were paid. A total of $12,766 was included in share issue costs. The fair value of $384,553 was assigned to the warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.94%, an expected life of 1.5 years, annualized volatility of 114%, and a dividend rate of 0%.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

7.

SHARE CAPITAL – CONTINUED

(b) Issued – Continued

(vi)

On November 4, 2010, the Company completed another non-brokered private placement for gross proceeds of $1,700,000 by issuing 4,857,142 units at $0.35 per unit (“Unit”).  Each Unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.55 per common share. In addition, finder’s warrants, entitling the holder to purchase up to 286,248 Units for a period of 24 months from issue at $0.35 per Unit and cash finder’s fees of $100,187 were paid. All securities issued are subject to a four-month hold period expiring on March 4, 2011. Insiders invested $539,750 in this placement. Another $9,446 was included in share issue costs. Fair values of $453,290 and $64,842 were assigned to the warrants and finder’s warrants respectively based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.41%, an expected life of 2 years, annualized volatility of 107%, and a dividend rate of 0%.

(c) Escrow Shares

1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under all these escrow agreements, 10% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release. All 5,040,850 shares had been released as of December 31, 2010 from escrow.

379,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under this escrow agreement, 49% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release. All 379,000 shares had been released as of December 31, 2010, from escrow.

There was no escrow share remaining.

(d) Performance Bonus Pool

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

7.

SHARE CAPITAL – CONTINUED

(e) Stock Options

Options outstanding at December 31, 2010 and 2009 were as follows:

	2010				2009
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Weighted Average Grant Date Fair Value

Outstanding, beginning of period	3,645,000	$ 0.82	3.34		2,650,000	$ 0.82	3.86
Granted	655,000	0.43	4.71	0.34	995,000	0.83	4.59	0.68
Cancelled	(200,000)	0.75	-		-	-	-

Outstanding, end of period	4,100,000	$ 0.77	2.72		3,645,000	$ 0.82	3.34

As at December 31, 2010, the Company had the following options outstanding:

Expiry Date	Number of Options	Exercise Price
December 14, 2011	130,000	$0.20
July 12, 2012	1,425,000	$0.50
January 15, 2013	75,000	$1.60
June 17, 2013	570,000	$1.40
September 5, 2013	300,000	$1.35
June 9, 2014	480,000	$0.58
July 6, 2014	30,000	$0.66
September 11, 2014	230,000	$1.12
November 17, 2014	205,000	$1.16
September 15, 2015	655,000	$0.43

	4,100,000

(f)

Warrants

Warrants outstanding at December 31, 2010 and 2009 were as follows:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding, December 31, 2008	6,187,582	$ 1.10	0.50
Granted	4,167,500	0.68	1.79
Exercised	(113,775)	0.60	-
Expired	(6,186,307)	1.10	-
Outstanding, December 31, 2009	4,055,000	0.68	1.33
Granted	4,428,570	0.55	1.40
Outstanding, December 31, 2010	8,483,570	$ 0.66	0.89

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

7.

SHARE CAPITAL – CONTINUED

(f)

Warrants - Continued

As at December 31, 2010, the Company had the following warrants outstanding:

Expiry Date	Number of Warrants	Exercise Price
February 19, 2011	1,310,000	$0.85	(1)
June 4, 2011	2,745,000	$0.75
November 12, 2011	2,000,000	$0.55
November 4, 2012	2,428,570	$0.55
	8,483,570

(1)  Subsequently, 1,310,000 warrants expired without being exercised.

(g)

Finder’s Warrants

Finder’s warrants outstanding at December 31, 2010 and 2009 were as follows:

	Number of finder’s warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding, December 31, 2008 and 2009	-	$ -	-
Granted	286,248	0.35	1.85
Outstanding, December 31, 2010	286,248	$ 0.35	1.85

As at December 31, 2010, the Company had the following finder’s warrants outstanding:

Expiry Date	Number of Finder’s Warrants	Exercise Price
November 4, 2012	286,248	$0.35

Each finder’s warrant entitles the holder to purchase up to 286,248 units until November 4, 2012, at a price of $0.35 per unit. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant at a price of $0.55 per share expiring November 4, 2012. A fair value $64,842 was assigned to the finder’s warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.41%, an expected life of 2 years, annualized volatility of 107%, and a dividend rate of 0%.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

7.

SHARE CAPITAL – CONTINUED

(h) Stock-based Compensation

The fair value of options reported as compensation expense has been estimated using the Black-Scholes Option Pricing Model using the following assumptions:

	2010	2009	2008
Risk-free interest rate	2.25 – 2.81%	2.68 – 3.53%	3.00 – 4.45%
Annualized volatility	111 – 120%	108 – 120%	108 – 117%
Expected dividend yield	Nil	Nil	Nil
Expected option life in years	5 years	5 years	5 years

Based on these variables, stock-based compensation expense for the options vested during the year ended December 31, 2010 was $587,182 (2009 - $907,602; 2008 - $719,921).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect fair value estimates and, therefore, it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock-option grants.

8.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Company:

(a)

incurred an expense of $9,000 (2009 - $9,000; 2008 - $7,000) for rent to a private company controlled by a director of the Company.

(b)

incurred an expense of $139,490 (2009 - $136,300; 2008 - $135,000) for management and accounting services to a private company controlled by a director of the Company.

As at December 31, 2010, a total of $25,536 (2009 - $8,663) was owed to a private company controlled by a director of the Company for accounting, management fees and rent.

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended December 31, 2010,

(a)

The Company issued 346,819 common shares valued at $199,419 for an option payment (Note 3).

(b)

The Company issued 922,847 common shares valued at $524,400 for long-term debt payment of US$500,000 (Note 5).

(c)

The Company received interest income in cash for $9,222.

(d)

At December 31, 2010, cash and cash equivalents comprise of:

i.

Cash

$1,596,175

ii.

Short term deposits

$40,000

(e)

The Company recorded $76,438 of equipment for capital lease obligations.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

9.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS – CONTINUED

During the year ended December 31, 2009,

(a)

The Company issued 322,054 common shares valued at $166,958 for option payments (Note 3).

(b)

The Company issued 637,700 common shares valued at $318,850 for 50% of the second anniversary of the long-term debt payment of US$500,000, and also issued 254,454 common shares valued at $91,603 to postpone the long-term debt payment schedule (Note 5).

(c)

The Company received interest income in cash for $24,837.

(d)

At December 31, 2009, cash and cash equivalents comprise of:

i.

Cash

$1,869,476

ii.

Short term deposits

$1,093,200

During the year ended December 31, 2008,

(e)

The Company issued a total of 992,266 common shares valued at $971,293 for option payments, a net royalty smelter purchase payment and a property acquisition payment (Note 3).

(f)

The Company issued 325,829 common shares valued at $509,475 for the first anniversary long-term debt payment of US$500,000 (Note 5).

(g)

The Company received interest income in cash for $180,349.

(h)

At December 31, 2008, cash and cash equivalents comprise of:

i.

Cash

$168,101

ii.

Short term deposits

$3,350,000

10.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	Year ended December 31 2010	Year ended December 31 2009	Year ended December 31 2008
(Loss) income for the year / period	$ (7,441,566)	$ (1,869,240)	$ (1,638,520)

Expected income tax expense (recovery)	(2,102,243)	(542,080)	(483,363)
Non-deductible expenses	1,879,204	303,824	270,680
Impact of change in tax rate	25,659	32,863	32,443
Unrecognized benefit of non-capital	197,380	205,393	180,240
Total income tax recovery	$ -	$ -	$ -

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

10.

INCOME TAXES - CONTINUED

The significant components of the Company’s future income tax assets and liabilities at December 31, 2010 and 2009 are as follows:

	2010	2009
Future income tax assets:
Non-capital loss carry-forwards	$ 635,000	$ 499,501
Share issue costs	59,899	67,662
Mineral properties	1,158	-
	696,057	567,163
Future income tax liability:
Mineral properties	(1,726,000)	(1,721,000)

Valuation allowance	(699,057)	(567,163)
Net future income tax (liabilities)	$ (1,726,000)	$ (1,721,000)

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2025 and 2030 as follows:

Year of Expiration	Non-Capital Loss

2025	$ 1,870
2026	265,968
2027	174,946
2028	640,388
2029	758,518
2030	698,261
$ 2,539,951

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

11.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	US	Total
Year ended December 31, 2010
Loss for the year	$(6,147,991)	$(223,163)	$(1,070,412)	$(7,441,566)
Capital expenditures	$-	$2,167,169	$1,378,221	$3,545,390

Year ended December 31, 2009
Loss for the year	$(1,820,231)	$(49,009)	$-	$(1,869,240)
Capital expenditures	$-	$3,229,114	$-	$3,229,114

Year ended December 31, 2008
Loss for the year	$(1,508,272)	$(130,248)	$-	$(1,638,520)
Capital expenditures	$-	$4,399,045	$-	$4,399,045

As at December 31, 2010
Assets	$1,293,771	$14,894,415	$372,040	$16,560,226

As at December 31, 2009
Assets	$2,331,862	$17,813,590	$-	$20,145,452

12.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, accounts payables and accrued liabilities, due to related parties, long-term debt and obligations under capital lease approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $11,000.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

12.

FINANCIAL INSTRUMENTS - CONTINUED

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s amounts receivable consists primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $8,000.

Under CICA Handbook Section 3862 “Financial Instruments – Disclosure”, the Company is required to classify fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This standard did not have a material impact on the Company’s financial statements. CICA Handbook Section 3862 prioritizes the inputs into three levels that may be used to measure fair value:

(i)  Level 1 – Applies to assets of liabilities for which there are quoted prices in active markets for identical assets or liabilities.

(ii)  Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

(iii)  Level 3 – Applies to assets or liabilities for which there are unobservable market data.

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

For the year ended December 31, 2010

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the year ended December 31, 2010

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED   ACCOUNTING PRINCIPLES – CONTINUED

The impacts of these differences in respect to material line items of these financial statements are quantified below:

	December 31, 2010	December 31, 2009	December 31, 2008
a) Assets
Mineral property costs under Canadian GAAP	$ 14,768,361	$ 17,126,989	$ 13,927,534
Less deferred costs expensed under U.S. GAAP	(14,768,361)	(17,126,989)	(13,927,534)
Mineral property costs under U.S. GAAP	$ -	$ -	$ -
b) Liabilities
Future income tax liability Canadian GAAP	1,726,000	1,721,000	1,896,000
Reversal of future income tax liability	(1,726,000)	(1,721,000)	(1,896,000)
Future income tax liability U.S. GAAP	$ -	$ -	$ -
c) Operations
Net (loss) under Canadian GAAP	$ (7,441,566)	$ (1,869,240)	$ (1,638,520)
Mineral property costs expensed under U.S.GAAP - cash	(3,533,184)	(3,229,114)	(4,371,595)
Non-cash mineral property costs under Canadian GAAP	(178,600)	(247,416)	(1,023,413)
Foreign exchange gain on FITL under Canadian GAAP	5,000	(175,000)	(24,000)
Write down of mineral property costs Canadian GAAP	6,070,412	277,075	-
Net loss under U.S. GAAP	$ (5,077,938)	$ (5,243,695)	$ (7,057,528)
d) Deficit
Closing deficit under Canadian GAAP	$ (11,063,297)	$ (3,621,731)	$ (1,752,491)
Future income tax liability Canadian GAAP	1,726,000	1,721,000	1,896,000
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(14,768,361)	(17,126,989)	(13,927,534)
Closing deficit under U.S. GAAP	$ (24,105,658)	$ (19,027,720)	$ (13,784,025)
e) Cash flows - Operating activities
Cash used in operating activities - Canadian GAAP	$ (758,712)	$ (935,090)	$ (610,281)
Loss under Canadian GAAP	7,441,566	1,869,240	1,638,520
Loss under U.S. GAAP (above)	(5,077,938)	(5,243,695)	(7,057,528)
Foreign exchange gain on FITL under Canadian GAAP	(5,000)	175,000	24,000
Non-cash mineral property costs under Canadian GAAP	178,600	247,416	1,023,413
Write down of costs under Canadian GAAP	(6,070,412)	(277,075)	-
Cash used in operating activities - U.S. GAAP	$ (4,291,896)	$ (4,164,204)	$ (4,981,876)
f) Cash flows - Investing activities
Cash used in investing activities - Canadian GAAP	$ (3,533,184)	$ (3,229,114)	$ (4,399,045)
Mineral property costs expensed under U.S. GAAP	3,533,184	3,229,114	4,371,595
Cash used in investing activities - U.S. GAAP	$ -	$ -	$ (27,450)
g) Loss per share
Loss per share – basic and diluted under U.S. GAAP	$ 0.12	$ 0.16	$ 0.27

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources Ltd.; SEC File Number 0-53294

Registrant

Dated: May 25, 2011

By /s/ Gregory E. McKelvey___________________

Gregory E. McKelvey, President/CEO/Director