Form 20-F
period 2011-12-31
ANIMAS RESOURCES LTD
filed 2012-05-16
CIK 1423468

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended December 31, 2011

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	59,130,884

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

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

Yes [X]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [X]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

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

BUSINESS OF ANIMAS RESOURCES LTD.

Animas Resources Ltd. is principally a natural resource company engaged in the acquisition and exploration of mineral properties in Mexico.  Its primary property is the Santa Gertrudis Property in northern Mexico.

There are no known proven reserves of minerals on Animas property.  Animas does not have any commercially producing mines or sites, nor is Animas in the process of developing any commercial mines or sites.  Animas has not reported any revenue from operations since incorporation.  As such, Animas is defined as an “exploration-stage company”.  Animas is aware of the current conditions in the financial markets and has planned accordingly.  Animas had $1.1 million in working capital at December 31, 2011 and its strategic decision regarding alternatives on its properties in Mexico will allow continuing exploration efforts through Fiscal 2012.  The Company also expects to raise additional funds later on in Fiscal 2012.  If market conditions change, Animas will make adjustments to budgets accordingly.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2011 ended December 31, 2011 and Fiscal 2010 ended December 31, 2010 were derived from the consolidated financial statements of the Company that were audited by DeVisser Gray LLP, independent Chartered Accountants, as indicated in their audit reports which are included elsewhere in this Annual Report.

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

The following table is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and Canadian/USA Generally Accepted Auditing Standards (GAAS).

Table No. 1

Selected Financial Data

	Fiscal 2011 Ended December 31, 2011	Fiscal 2010 Ended December 31, 2010

Sales Revenue	$0	$0
Operating Loss	($624,516)	($7,246,229)
Total Comprehensive Loss	($1,518,217)	($7,333,036)
Basic/Diluted (Loss) Earnings Per Share	($0.01)	($0.18)
Dividends Per Share	$0	$0
Weighted Avg. Shares O/S	51,757,239	41,152,677
Period-End Shares O/S	59,130,884	47,148,543
Working Capital	$1,131,046	$1,260,033
Mineral Properties	$13,403,172	$12,018,882
Shareholder’s Equity	$14,564,276	$13,329,810
Total Assets	$14,781,385	$13,810,747

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
March 2012		1.00	0.99	1.00
February 2012		1.00	0.99	0.99
January 2012		1.03	1.00	1.01
December 2012		1.04	1.01	1.02
November 2011		1.05	1.01	1.02
October 2011		1.06	0.99	0.99

Fiscal Year Ended 12/31/2011	0.99	1.06	0.94	1.02
Fiscal Year Ended 12/31/2010	1.03	1.07	1.00	1.00
Fiscal Year Ended 12/31/2009	1.14	1.29	1.03	1.05
Fiscal Year Ended 12/31/2008	1.07	1.30	0.97	1.22
Five Months Ended 12/31/2007	1.09	1.19	0.92	0.99

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

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  During Animas' FY2011 Ended December 31, 2011, the Company’s comprehensive loss was ($1,518,217).  The Company’s accumulated deficit at December 31, 2011 was ($12,713,043).  The Company’s cash position was $1,266,436 and the Company’s working capital position was $1,131,046.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price, and investors may lose their entire investment in the Company.

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

None of Animas properties have advanced to the commercial production stage and Animas has no history of earnings or positive cash flow from operations. Animas does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to Animas has been through the sale of its common shares.  Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

As of April 30, 2012, Animas had 4,170,000 stock options outstanding, 391,248 agent’s warrants outstanding and 10,966,070 share purchase warrants outstanding.  If all of the share purchase warrants, agent’s warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 59,130,884 (as of April 30, 2012) to 74,853,826.  This represents an increase of 26.6% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Animas Stockholders.

Because the success of Animas is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  As of April 30, 2012, there were 4,170,000 stock options outstanding, which, if exercised, would result in an additional 4,170,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Animas Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”).

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

The Shareholder Rights Plan May Discourage Certain Types of Take-over Bids and May Render More Difficult a Merger, Tender Offer, or Assumption of Control by the Holders of a Large Block of Securities of the Company or the Removal of Incumbent Management

The Company’s shareholder rights plan, as adopted by the Board of Directors and approved by the Shareholders at the Annual General Meeting held on June 9, 2009, may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire control of, Animas.  The shareholder rights plan could limit the price that investors might be willing to pay in the future for shares of our common shares.

Animas is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Animas business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Animas growth will depend, on the efforts of its Senior Management, particularly its President and CEO John R. Wilson; its Chief Financial Officer, Winnie Wong; and its Board of Directors that includes Mark T. Brown, Dr. Hugh Miller and Donald E. Ranta.  Animas does not carry key-man insurance on any individuals.

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

Facsimile: 1-888-889-4874

E-Mail: wwong@pacificopportunity.com

Website: www.animasresources.com

The contact person is: Ms. Winnie Wong, Chief Financial Officer.

The Company’s fiscal year ends December 31st.

The Company’s common shares trade on the TSX Venture Exchange in Canada under the symbol: “ANI”.

The authorized capital of the Company consists of an unlimited number of common shares without par value.  As of December 31, 2011, the end of the latest completed fiscal year, there were 59,130,884 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

History and Development of the Company

Incorporation, Corporate Changes, and Name Changes.  The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act under the name “Deal Capital Ltd.”.  On December 14, 2006, the Company completed its initial public offering and its common shares began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “DCP.P”. As a Capital Pool Company (“CPC”), the principal business of the Company was to complete a Qualifying Transaction (“QT”).  The QT was completed on July 13, 2007 with the completion of the below referenced acquisitions and financings.  The name was changed to “Animas Resources Ltd.” on July 16, 2007.

Acquisitions.  On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”), and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”).  Together, these companies control the Santa Gertrudis Gold Project in northern Mexico.

Financings.  The Company has financed its operations through funds raised in public/private placements of common shares, shares issued for property, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year / Period	Nature of Share Issuance	Number of Securities	Gross Amount
2011 Ended 12/31/2011	Property Acquisition	499,251	$ 249,627
	Property Options/NSR Payments/NSR	408,090	182,825
	Private Placements	11,075,000	2,215,000
2010 Ended 12/31/2010	Property Acquisition	922,847	$ 524,400
	Property Options/NSR Payments/NSR	346,819	199,419
	Private Placements	8,857,142	3,100,000
2009 Ended 12/31/2009	Property Acquisition	637,700	$ 318,849
	Property Options/NSR Payments/NSR	576,508	258,562
	Private Placements	8,335,000	3,572,250
	Exercise of Warrants	113,775	68,201

Capital Expenditures

Fiscal Year / Period	Capital Expenditures	Purpose
2011 Ended 12/31/2011	$ 2,366,052	Property Exploration
2010 Ended 12/31/2010	3,533,184	Property Exploration
2009 Ended 12/31/2009	3,250,318	Property Exploration

Plan Of Operations

Source of Funds for Fiscal 2012, Ending December 31st.  The Company’s primary source of funds since incorporation has been through the issuance of common shares.  At the end of Fiscal 2011, the Company had cash of $1,266,436. As of April 30, 2012, there were 10,966,070 common stock purchase warrants and 391,248 agent's warrant's outstanding, with exercise prices ranging form $0.20 to $0.55. If all the warrants were exercised, it would raise an additional $4,112,619. As of April 30, 2012, there were 4,170,000 common stock options outstanding, with exercise prices ranging from $0.24 to $1.60. If all the outstanding stock options were exercised, it would raise an additional $3,158,750. There is no guarantee that the warrants or the options will be exercised.  Management believes that with the cash the Company currently has on hand, with the private placement planned for 2012 and the potential exercise of the share purchase options, finder’s warrants and share purchase warrants, the Company will be able to fund its expenditures beyond Fiscal 2012.

Use of Funds for Fiscal 2011, Ending December 31st.  For Fiscal 2012, the Company estimates that it might expend approximately $450,000 on general/administrative expenses.  During Fiscal 2012, the Company estimates that it might expend approximately $2 million on property acquisition/exploration expenses, including property evaluation costs prior to acquisition.

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

On July 13, 2007, the Company received the final approval from the Exchange for its Qualifying Transaction (“QT”) to acquire 100% interest of First Silver Reserve, S.A. de C.V. (“First Silver”) and Recursos Escondidos, S.A. de C.V. (“Recursos”) from MetalQuest Minerals Inc. (“MQ”) and 100% interest of Compania Minera Chuqui, S.A. de C.V. (“Chuqui”) from Sonora Copper LLC (“SCLLC”). Concurrently, the Company received approval for private placements of shares totaling $6.2 million and the name change to Animas Resources Ltd. The Company began trading under its current name and trading symbol “ANI” as of July 16, 2007. The Company also changed its year end from July 31 to December 31.

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

In December 2009, the Company signed a letter of intent for an option to acquire up to an 80% interest in the Ariel porphyry copper concessions. The terms of the option are as follows:  $275,000 in cash payments and $3,500,000 in exploration expenditures through December 2014.  Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company can earn a further 15% interest for a total of 80%.  The Company entered the final option agreement with the vendor on May 26, 2010.  The Company and the vendor agreed to postpone certain 2011 payments until July 31, 2012.

Effective March 30, 2010, the Company signed a binding letter agreement with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option two gold properties in Nevada: the Golden Arrow and the Kinsley Mountain properties. The Company completed a detailed review of the geology, geophysics, geochemistry, and drilling results, and, determined that the remaining potential at the Golden Arrow property does not meet the Company’s business criteria for new discovery. As such, the Company terminated its option agreement on the Golden Arrow property on March 11, 2011, and wrote off mineral property costs of $1,070,412 as of December 31, 2010 and further wrote off $26,497 in FY2011.

Effective September 1, 2011, John Wilson was appointed President and CEO of the Company. Mr. Wilson was the Company's Vice-President of Exploration. Mr. Gregory McKelvey, formerly the President and CEO, remained a director of the Company until April 30, 2012.

In September 2011, the Company announced that it had signed a letter of intent to sell its interest in the Kinsley Mountain gold project in Nevada to Pilot Gold Inc. The Company originally optioned the property from Nevada Sunrise, and the agreement allows Pilot Gold to acquire the Company's interest in exchange for a cash payment of US$350,000 and a total of 150,000 common shares of Pilot Gold to be issued over a three year period. As of December 31, 2011, US$350,000 cash and 50,000 common shares had been received from Pilot Gold.

In October 2011, the Company acquired the Desierto Property in Sonora, Mexico by staking. The property totals 27,757 hectares in the Sonora Gold Belt and was originally identified by Company personnel conducting reconnaissance exploration during 2011.

In October 2011, the Company announced that it had completed the placement of 6,000,000 common stock units with Mr. Ernesto Echavarria. The units were priced at $0.20 per unit, and consist of one common share and one share purchase warrant, with each warrant exercisable into one common share at a price of $0.30 per share. Proceeds from the placement were $1,200,000. Upon completion of the placement, Mr. Echavarria owned 16,385,263 common shares and 8,384,381 warrants of Animas.

In October 2011, the Company announced that a Mexican citizen and his associates had blocked access to a portion of the Company's 100% owned Santa Gertrudis Property and  had taken samples from the old gold leach pads on site from the former gold mining operations. The Company opposed this illegal action in the Mexican court system and has made significant progress towards resolving the issue.

Mineral Properties

The Company current has an interest in mineral exploration properties in Mexico, and formerly held interests in properties in Nevada. The Company's current property interests are described below:

Santa Gertrudis Property

The Santa Gertrudis property is a gold exploration project located in the northern Mexican state of Sonora, approximately 180 kilometers north of Hermosillo, Mexico.

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

Figure 4.3

Santa Gertrudis Property Drilling

Figure 4.4

Santa Gertrudis Property 2010 Drilling Program

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of 53 concessions totaling 56,153 hectares. The property is situated in the Santa Teresa District, Cucurpe. Imuris and Magdalena Municipalities, in northeastern Sonora State, Mexico. The approximate co-ordinates of the center of the property are UTM system 543800mE and 3388300mN (Zone 12, NAD 27).

The Santa Gertrudis property is without known reserves and the work being done by the Company is exploratory in nature.

How Acquired

The Property consists of mineral claims that are 100% owned by Animas and options to purchase certain mineral claims. Of the 53 concessions which comprise the property, Animas currently has a 100% interest in 48 concessions, and the remaining 5 concessions are subject to two separate option agreements pursuant to which the Company may earn a 100% interest.

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

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement.  A finder’s fee of 379,000 common shares was paid to Jeff Phillips, an arm’s length party for the acquisition of First Silver and Recursos; these shares were escrowed and were subsequently released from escrow as consideration was paid for the acquisition, subject to various conditions.  As part of the acquisition of First Silver and Recursos, the Company was required to make three additional payments of US$500,000 each, in cash or common shares, at the option of the Company, on the first, second and third anniversary dates from July 13, 2007 to Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Minerals Inc.), the vendor of the property. During the fiscal 2008, the Company issued a total of 325,829 common shares to Canada Gold for the first anniversary payment of US$500,000. On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due. On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 to Canada Gold as additional acquisition costs and postponing the payments. On January 31, 2010, the Company issued 408,697 common shares at $0.65 for the payment of US$250,000. On July 31, 2010, the Company exercised its right to make another payment of US$250,000 by issuing 514,150 common shares at $0.50 per share to Canada Gold. On January 31, 2011, the Company exercised its right to make the last payment of US$250,000 by issuing 499,251 common shares at $0.50 per share to Canada Gold.

To acquire Chuqui, the Company paid $200,000 in cash and issued 3,750,000 common shares, a portion of which was also subject to an escrow agreement.

Consideration for these acquisitions were measured as equal to the total cash amounts paid and payable plus Company common shares issued at a value of $0.50 each, which was the price of the concurrent private placement financings completed as more fully described in ITEM #5.  The total consideration so determined of $5,315,395 was applied to these acquired companies’ working capital accounts at their carrying values, with the excess allocated to mineral property interests.

	First Silver	Recursos	Chuqui	TOTAL
Cash and cash Equivalents	$18,133	$622	$1,411	$30,166
Amounts receivable	$77,244	$8,850	$49,486	$135,580
Mineral properties	$1,524,821	$1,610,725	$2,204,103	$5,159,649
TOTAL	$1,620,198	$1,620,197	$2,075,000	$5,315,395

Lopez-Limon Option Agreement. On June 1, 2007, the Company signed an option agreement to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000	Paid
December 1, 2009	30,000	Paid
June 1, 2010	190,000	Paid
December 1, 2010	250,000	Paid
June 1, 2011	600,000	Paid
December 1, 2011	700,000	Paid
Total	$2,150,000

Don Victor Option Agreement.  On July 14, 2007, the Company signed an option agreement to purchase three mineral claims in the Santa Gertrudis Property by making the following cash and share payments. The agreement was amended in January 2009 to allow Company to make payments in cash or shares or any combination:

	Amount in Cash or Common Shares at the Company’s Discretion (US$)		Amount (US$) in Common Shares
At signing	$25,000	Cash paid	$20,000 (issued)
July 24, 2008	$25,000	Cash paid	$25,000 (issued)
January 24,2009	$65,000	shares issued
July 24, 2009	$77,500	shares issued
January 24, 2010	$90,000	shares issued
July 24, 2010	$100,000	shares issued
January 24, 2011	$110,000	shares issued
July 24, 2011	$127,500	Cash paid and 164,019 common shares issued
January 24, 2012	$135,000	*
July 24, 2012	$150,000
TOTAL	$905,000		$45,000

*

The Company and the optionor agreed to pay US$35,000 of the January 2012's payment on March 26, 2012, along with US$20,000 extension fee and postpone the 2012 payments by six months, to be paid in cash.

Albelais Varela Option Agreement.  On August 13, 2007 the Company signed an option agreement to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in Cash (US$)
August 13, 2007	$ 20,000	paid
August 13, 2008	20,000	paid
February 13, 2009	20,000	paid
August 13, 2009	20,000	paid
February 13, 2010	20,000	paid
August 13, 2010	20,000	paid
February 13, 2011	20,000	paid
August 13, 2011	20,000	paid
February 13, 2012	20,000	paid subsequently
August 13, 2012	20,000
Final option payment	20,000
TOTAL	$ 220,000

San Enrique and Greta Option.  In March 2008, the Company acquired the San Enrique and Greta properties from Canada Gold by issuing 307,429 common shares at a value of $1.44 per share.  No more payment is owed for the San Enrique and Greta property.

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

On October 17, 2008, the Company received final approval from the TSX Venture Exchange for this acquisition and issued 217,000 common shares at a value of $1.11 per share.  As of April 15, 2010, the Company owned these two concessions by fulfilling all its option payments.

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

Exploration by Animas

Since Animas Resources acquired and re-consolidated the Santa Teresa district properties in 2007, the Company implemented an exploration and drilling program that identified several substantial targets.  Beginning with the initiation of land acquisition during the Summer 2007, Animas Resources created a digital database of the available data.  This ongoing endeavor includes extensive geological mapping, geochemical sampling, and geophysical surveys designed to identify new targets and defined possible feeder zones for the known gold deposits.  Animas Resources completed approximately 128 line miles of 100 meter pole-dipole Induced Polarization/Resistivity (IP/R) survey in the northern part of the district, with some detailed surveys in specific areas of interest, and covered about 30 square kilometers of reconnaissance Induced Polarization/Resistivity (RIP) in gravel covered areas in the western part of the district. Extensive historic geophysical data (ground & airborne) was available, which is being reprocessed and integrated with the newly acquired geophysical database.  Animas Resources also collected about 2,000 rock chip geochemical samples to augment the approximately 20,000 soil and 29,000 rock chips samples in the historic database.  All samples were analyzed for gold, and all of the Animas Resources samples and many of the historic samples have been analyzed for multi-element geochemistry. The culmination of this initial program was the drilling of 25 holes (23 core and two reverse circulation) totaling 5,717.20 meters.

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

During 2009, the Company announced the completion of a new NI 43-101-compliant resource estimate for its oxidized Cristina gold deposit at Santa Gertrudis, Mexico.  Mine Development Associates, Inc. (MDA) of Reno, Nevada, as part of completing a new NI 43-101 report for Animas, provided the new resource estimate.  The new estimate represents a 23% increase from the historic estimate for the deposit and the Cristina resource is considered open locally to the south and west.

In October 2009, the Company began a drill program on several targets on the project. A total of 5,534.2 meters were drilled in 13 holes. 7 holes were drilled in the Toro-Gregorio area and the remaining six holes were drilled in 5 stand-alone targets (Escondida, Pirinola, Enedina, Tigre and SAG) outside of the main part of the district The Toro – Gregorio target is comprised of a 3+ square kilometer area of moderate/strong surface alteration, favorable host rock lithologies, highly anomalous surface gold mineralization and five past producing, open pit gold mines. This area has never been deeply drill tested by previous workers. Seven holes were completed, with three angle holes drilled to the southwest and four angle holes drilled to the northeast which tested the target on roughly 300 meter spacing. All holes encountered varying amounts of decalcification in the favorable Mural Formation and all confirm a major structural fold that keeps the favorable stratigraphy nearer the surface than previously thought. Three of the seven holes penetrate into a high temperature hornfels altered package of sediments below a near-horizontal fault. There is important evidence that both the early hornfels units and the overlaying more weakly altered sediments are mineralized, yet there is strong evidence that there is post mineral movement along the fault.

The other six drill holes testing the five conceptual, stand-alone targets resulted in important gold intercepts at Escondida and Pirinola, confirming the significance of these major throughgoing structures, their role in mineralization and the importance of structural intersections being potentially important targets worthy of follow up drilling. In addition, significantly elevated zinc and molybdenum values validate the idea that the El Tigre area has potential for skarn-type zinc and porphyry mineralization and may be worthy of additional work and/or drilling.

During 2010, the Company began a 3,000 meter core drill program. Six drill holes at the El Tigre prospect, combined with geological mapping/geochemical sampling of surface exposures identified what appears to be an igneous intrusive center with related molybdenum mineralization. The company also engaged an independent engineer to review and update several of the historic gold resource estimates into NI 43-101 compliant estimates, which was completed and filed in December 2010. The updated resource estimate contains seven gold deposits on the SG property, as well as the previous estimate for the Cristina deposit and represent a 300% increase from the 2009 estimate. The Company reviewed the report in order to determine if small scale production of gold from these deposits may be warranted, including if vending/contracting a portion of the property to qualified parties.

During 2011, a Mexican citizen and his associates blocked access to a portion of the property and took some samples from the old gold leach pads on site from the former gold mining operations. These pads are located on mineral concessions currently held in good standing by the Company. Animas commenced legal proceedings in Mexican courts against the illegal action and has made significant progress towards resolving the issue. A criminal legal action against the involved Mexican individuals was filed in late 2011 with the Ministero Publico in Magdalena, Sonora. The Company has had very productive discussions with both the Sonora State Attorney General's office and the office of the Secretary of the Economy. It is expected the Company will be granted provisional restitution (full access) of the property while the matter moves through the Mexican court system.

For 2012, the Company has decided to proceed with an aggressive exploration and pre-feasibility program.  The prefeasibility study will begin with an in depth evaluation of the economic viability of the NI 43-101 inferred resources. The program will include infill drilling within the known resource areas, block modeling, engineering studies, metallurgical test work, and mine/plant design. The historic leach pads from the historic mining at Santa Gertrudis will be evaluated for possible reactivation. Concurrent with the pre-feasibility study, selective exploration drilling will be conducted within the Silicoso, Cristina Deep and Trinidad areas. Environmental and drilling permits have been approved, and Major Drilling de Mexico SA de CV has been contracted for a minimum 5,000 meters of diamond core drilling in these three areas.

Cumulative expenditures

As of December 31, 2011 the Company had incurred total cumulative expenditures of $13,350,368 for acquisition and exploration on the Santa Gertrudis Property including a write-down of $5,000,000.

	December 31, 2011	December 31, 2010

Acquisition costs	$ 5,498,644	$ 5,498,644	(1)
Annual mining taxes	984,500	713,295
Assaying	477,567	474,493
Camp and general	501,677	483,045
Drilling	1,712,543	1,712,543
Environmental costs	12,806	12,806
Field costs	23,164	22,764
Foreign value added tax credit	215,899	207,452
Geology	1,332,737	1,147,642
Geophysical	793,870	793,870
Metallurgical consulting	5,646	5,646
Net Smelter Royalty payment	150,000	150,000
Office and administrative	173,032	268,358
Option payments	4,345,022	2,727,759
Resources calculation	339,051	338,660
Surface access fees	445,643	341,169
Travel	614,047	544,611
Wages	2,182,463	1,882,610
Write-down of mineral property	(5,000,000)	(5,000,000)
Foreign exchange movement	(1,457,943)	(649,020)
	$ 13,350,368	$ 11,676,347

(1)

This includes costs allocated on completion of the qualifying transaction in 2007 of $5,159,649, and expenses directly related to the transaction of $247,392. The Company also issued an additional 254,454 common shares valued at $91,603 to defer the acquisition costs of First Silver and Recursos.

Ariel Property

The Ariel Property is a copper exploration property located in the northern Mexican state of Sonora, approximately 44 kilometers east-southeast of Nacozari, Sonora, Mexico.

Figure 4.5

Ariel Property Location Map

How Acquired

In December 2009, the Company signed a letter of intent to option up to 80% of the Ariel porphyry copper concessions, and the final option agreement was signed on May 28, 2010. On December 18, 2010, the Company and the optionor amended the original agreement and deferred the payment scheduled for December 18, 2010 to June 18, 2011 which was later further deferred until July 31, 2012.

The terms of the option agreement are:

	Amount in Cash		Exploration Expenditures
At signing	$ 25,000	Paid
June 18, 2011	50,000	**
December 18, 2011	50,000	**
December 18, 2012	50,000		$ 2,000,000	Earn 51%
December 18, 2013	50,000
December 18, 2014	50,000		1,500,000	Earn an additional 14 to 65%

TOTAL	$ 275,000		$ 3,500,000

**  The Company and the optionor agreed to postpone the payments until July 31, 2012

Upon completion of a pre-feasibility study by an independent mutually acceptable qualified party, the Company will earn a further 15% for a total of 80% interest.

Location, Access, Physiography, and Infrastructure

The Ariel concessions are located in Sonora, Mexico, approximately 44 kilometers east-southeast of the town of Nacozari. The property lies southeast of the La Caridad copper mine and within the productive Cananea Larimide porphyry copper trend. The Ariel prospect is an altered and mineralized intrusive complex hosted in coeval andesitic volcanics.

The productive Cananea Larimide porphyry copper deposit trend hosts several world class copper deposits.  The Ariel prospect, covers approximately 50% of a large outcropping alteration/mineralization system.  This system is approximately 4-5 kilometers in length and approximately 2-3 kilometers wide. The volcanic rocks within this zone of alteration / mineralization are strongly altered to pervasive clay-(±sericite) and goethite-hematite (after 2-5% disseminated > veinlet controlled pyrite).  Variable quartz-FeOx (after pyrite) veining is present within the argillized and pyritized volcanics and locally, they approach a near stockwork (1-20 veins/meter). Breccias are irregular in lateral extent and are comprised of variably silicified volcanic fragments set in a variable silica/FeOx matrix.

Current and anticipated work

The Company is currently seeking joint venture or option partners for the Ariel property as the Company is currently focusing its efforts on Santa Gertrudis and other gold exploration projects. Two major companies recently reviewed the Company's data from the property and had site visits in mid-April 2012.

Cumulative expenditures

As of December 31, 2011, the Company had incurred total cumulative expenditures of $45,634 for acquisition and exploration of the Ariel Copper property.

	December 31, 2011	December 31, 2010
Acquisition costs	$ 26,170	$ 26,170
Annual mining taxes	3,881	769
Assaying	3,663	3,663
Camp and general	1,285	1,285
Office and administrative	3,772	3,772
Geology	7,588	7,588
Travel	1,577	1,577
Wages	2,567	2,567
Foreign exchange movement	(4,869)	(459)
	$ 45,634	$ 46,932

Desierto Property

The Desierto Property is a gold exploration property located in western Sonora State, Mexico. The property totals approximately 27,757 hectares and was staked by the Company in September 2011 as a result of regional reconnaissance exploration conducted by the Company during 2011.

The property is lies within the prolific Sonora Gold Belt, a region of known gold mineralization located along the Arizona-Sonora Megashear. The area is comprised of deformed Mesozoic meta-volcanics, meta-sedimentary, and meta-intrusive rocks which have been intruded by an undeformed, post-mineral Laramide granite. Numerous gold occurrences exist along the southeastern margin of the prospect area, and in one area, a very small scale mining operation is in progress. The gold occurrences in this area are associated with relatively flat lying quartz veins and shears and are hosted in highly deformed meta-volcanic rocks of presumed Mesozoic age. The area west of the gold occurrences is covered by recent gravels and based on an airborne magnetic survey by the SGM (Servicio Geologico Mexicano), the gravels in this area are believed to be relatively thin (a few tens of meters). The known gold occurrences trend northwesterly and it is believed that gold mineralization may exist to the northwest under thin, post-mineral gravel cover.

The Company intends to complete more detailed geological mapping, rock-chip/biogeochemical sampling, and gravity surveying. A shallow, RAB-type drilling program will be initiated during 2012.

Cumulative expenditures

As of December 31, 2011, the Company had incurred total cumulative expenditures of $7,170 for staking of the Desierto property.

	December 31, 2011	December 31, 2010
Staking	$ 7,849	$ -
Foreign exchange movement	(679)
	$ 7,170	$ -

Kinsley Mountain Property

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover, consisting 141 unpatented lode mining claims for a total area of approximately 2,807 acres (1,136 hectares).

Figure 4.6

Kinsley Mountain and Golden Arrow Properties Location Map

NEVADA
Kinsley Mountain
Reno
Golden Arrow
Las Vegas

On June 30, 2010, the Company signed a final option agreement with Nevada Sunrise Gold Corp. Under the terms of the agreement, the Company could earn up to a 75% interest in the property under the following terms:

	Minimum Exploration Expenditures
By December 31, 2010 (incurred)	$200,000
By March 30, 2013	$1,300,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	$3,000,000	Earn an additional 14% to 65%

Once the Company has earned in 65%, the Company could earn a further 10% for a total of 75% by completing a pre-feasibility study, if Nevada Sunrise elects not to contribute.

On September 20, 2011, the Company signed an assignment agreement to sell its interest in the Kinsley Mountain property to Pilot Gold Inc. ("Pilot Gold"). Pilot Gold has agreed to acquire Animas’ interest in the Option agreement for a cash payment of US$350,000, representing the Animas’ expenditures to date on the project, and a total of 150,000 common shares of Pilot Gold to be issued to the Company over a three year period. As of December 31, 2011, a cash payment of US$350,000 and 50,000 common shares of Pilot Gold were received.

The Company has no further obligation for the Kinsley Mountain property.

As of December 31, 2011, the Company recovered all its exploration costs spent on Kinsley Mountain of $446,130 with Pilot Gold’s cash and share payments.

Golden Arrow Property

The Golden Arrow gold property was located in the Nevada high desert, approximately 40 miles (60 kilometers) east of Tonopah, Nye County, consisting 279 unpatented lode mineral claims and 17 patented lode mineral claims for a total area of approximately 5,684 acres (2,300 hectares).

On June 30, 2010, the Company signed an option agreement with Nevada Sunrise Gold Corp. to acquire up to a 75% interest in the property for cumulative exploration expenditures of $7,500,000 and completion of a pre-feasibility study. After completing a detailed review of the geology, geophysics, geochemistry, and drilling results, management determined that the remaining potential at the Golden Arrow property does not meet Animas' business criteria for new discovery. On March 31, 2011, the Company terminated the option agreement and wrote down acquisition costs and expenditures of $1,070,412 during the year ended December 31, 2010. The Company wrote-down a further $26,497 during fiscal 2011.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 500 sq. ft. at 410-325 Howe Street, Vancouver, British Columbia, Canada  V6C 1Z7.  The Company began occupying these facilities in December 2006.  Monthly rent is $750.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for Fiscal 2011 and 2010, ended December 31st should be read in conjunction with the financial statements of the Company and the notes thereto.

The Company's financial statements are presented in Canadian dollars. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.02 on December 31, 2011. Fiscal 2011 represents the Company's initial consolidated annual financial statements prepared under International Financial Reporting Standards ("IFRS"). Previously, the Company prepared its financial statements under Canadian GAAP with a reconciliation note to US GAAP. Results for fiscal 2010 were originally prepared under Canadian GAAP but have now been presented using IFRS.

Results of Operations

Fiscal 2011 Ended December 31, 2010 vs. Fiscal 2010 Ended December 31, 2009

During the year, the Company began planning for an aggressive exploration program to support a pre-feasibility study on the Santa Gertrudis property in Mexico which has been slowed by the illegal blockade of a portion of the property. The Company commenced legal proceedings in Mexican courts against this illegal action. The Company also made adjustments to its exploration property portfolio by acquiring the Desierto exploration property in Sonora Mexico by staking and disposing of certain property interests in Nevada by terminating its option on the Golden Arrow property and selling its interest in the Kinsley Mountain gold project to Pilot Gold.

The comprehensive net loss for the year was ($1,518,217), or ($0.01) per share, compared to the comprehensive net loss of ($7,333,036), or ($0.18) per share, in the year ended December 31, 2010. The lower net loss was largely attributable to a decline in write-off of mineral property costs.

Total expenses were $634,975 for the year ended December 31, 2011 compared to expenses of $7,150,742 in the prior year. The largest change occurred in write-off of mineral property costs, which declined to $26,566 from $6,070,412. The write-off in the current year was related to the write-down of expenditures on the Golden Arrow property, while in the prior year the Company wrote-down $1,070,412 of expenditures on Golden Arrow and $5,000,000 of expenditures on the Santa Gertrudis property. Other large changes in expenses occurred in depreciation, which rose to $27,736 from $8,044; Foreign exchange, which was a gain of $64 in 2011 compared to a loss of $104,806 due to more favorable exchange rates in 2011; Office declined to $21,279 from $81,021, professional fees fell to $200,444 from $282,885, travel fell to $4,927 from $17,841, and shareholders' communication declined to $47,859 from $101,421, as management conserved cash and reduced certain expenditures from the prior year. Share-based payments fell to $150,462 from $425,940 due to fewer options vesting in the current year.

The Company also had interest income of $10,395 in fiscal 2011 compared to interest income of $9,319 in fiscal 2010. Exchange differences on translation of foreign operations were a loss of $859,201 in fiscal 2011 compared to $86,807 in fiscal 2010. The Company also recorded a loss in available for sale marketable securities of $34,500 in 2011

Liquidity and Capital Resources

The Company's working capital position at December 31, 2011 was $1,131,046, including cash of $1,266,436, marketable securities of $64,500, prepaid expenses of $10,995, and accounts receivable of $6,224. The Company anticipates that it will require additional funding for its planned exploration of $2,000,000 in fiscal 2012.

The Company has historically financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 3 fiscal years.

In October 2011, the Company completed a non-brokered private placement for gross proceeds of $1,200,000 by issuing 6,000,000 units at $0.20 per unit. Each unit is comprised of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a period of 24 months at an exercise price of $0.30. All securities issued are subject to a four-month hold period expiring February 26, 2012. Another $17,750 was included in share issue costs.

In June 2011, the Company completed a non-brokered private placement for gross proceeds of $1,015,000 by issuing 5,075,000 units at $0.20 per unit. Each unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at an exercise price of $0.30. In addition, agent’s warrants, entitling the holder to purchase up to 105,000 Units for a period of 24 months from issue at $0.20 per Unit and cash finder’s fees of $21,000 were paid. All securities issued are subject to a four-month hold period expiring October 17, 2011. Insiders invested $350,000 in this placement. Another $6,481 was included in share issue costs.

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

In August 2009, the Company completed a non-brokered private placement for gross proceeds of $1,572,000 by issuing 2,620,000 units at $0.60 per unit.  Each unit comprised one common share and one-half of one non-transferable common share purchase warrants.  Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at an exercise price of $0.85.

In June 2009, the Company completed a non-brokered private placement for gross proceeds of $2,000,250 by issuing 5,715,000 units at $0.35 per unit.  Each unit is comprised of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.60 per common share during the first twelve months from closing and $0.75 per common share during the final twelve months.  The Company paid a cash finder’s fee in the amount of $11,850 in connection with the private placement.  Another $10,987 was also included in share issue costs.  These securities were subject to a four-month hold expiring October 5, 2009.

In August 2009, the Company completed a non-brokered private placement for gross proceeds of $1,572,000 by issuing 2,620,000 units at $0.60 per unit.  Each unit is comprised of one common share and one-half of one non-transferable common share purchase warrants.  Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months at an exercise price of $0.85.  A total of $8,835 was included in share issue costs. These securities were subject to a four-month hold expiring December 19, 2009.

Issuance of shares for assets other than cash

In addition to the above placements of common shares for cash, the Company has also issued common shares pursuant to property acquisitions. As part of the acquisition of First Silver and Recursos, the Company was required to make three additional payments of US$500,000 each, in cash or common shares, at the option of the Company, on the first, second and third anniversary dates from July 13, 2007 to Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Minerals Inc.). During the fiscal 2008, the Company issued a total of 325,829 common shares to Canada Gold for the first anniversary payment of US$500,000. On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due. On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 to Canada Gold as additional acquisition costs and postponing the payments. On January 31, 2010, the Company issued 408,697 common shares at $0.65 for the payment of US$250,000. On July 31, 2010, the Company exercised its right to make another payment of US$250,000 by issuing 514,150 common shares at $0.50 per share to Canada Gold. On January 31, 2011, the Company exercised its right to make the last payment of US$250,000 by issuing 499,251 common shares at $0.50 per share to Canada Gold.

Fiscal 2011 ended December 31, 2011

The Company's working capital position at December 31, 2011 was $1,131,046, including cash of $1,266,436. During the year, Operating Activities used cash of ($451,291), including the net loss of ($624,516). Adjustments to reconcile net cash flows from operating activities included depreciation of $27,736, share-based payments related to the vesting of stock options of $150,462, foreign exchange loss on long-term debt of $126, and write-off of mineral property costs from the Golden Arrow property of $26,566. Changes in non-cash working capital items include decrease in accounts receivable of $18,025; decrease in pre-paid expenses of $22,526; decrease in accounts payable and accrued liabilities of $62,727; and a decrease in due to related parties of $9,489.

Investing Activities used cash of $2,018,922, with $2,366,052 expended on exploration and evaluation assets which was partially offset by cash proceeds from option agreement of $347,130. Financing Activities provided cash of $2,145,663. Proceeds from issuance of share capital provided cash of $2,215,000, while share issue costs used cash of $45,231 and repayment of capital lease obligation used cash of $24,106. Effects of exchange rate changes on behalf of cash held in foreign currency used cash of $45,189.

Cash and cash equivalents as of December 31, 2011 totaled $1,266,436, consisting of cash of $1,246,436 and GIC investments of $20,000. This compares to cash and cash equivalents of $1,636,175 as of December 31, 2010, a decrease of $369,739.

Fiscal 2010 ended December 31, 2010

The Company's working capital position as of December 31, 2010 was $1,260,033, including cash of $1,636,945. During the year, Operating Activities used cash of $755,080, including the net loss of $7,246,229. Adjustments to reconcile net cash flows from operating activities included depreciation of $8,044, interest income accrued of ($97), share-based payments related to the vesting of stock options of $425,940, foreign exchange gain on long-term debt of ($13,150), and write-off of mineral property costs for Golden Arrow and Santa Gertrudis of $6,070,412. Changes in non-working capital items include increase in accounts receivable of $9,086; increase in prepaid expenses of $22,326; increase in accounts payable of $40,002; and increase in due to related parties of $16,873.

Investing Activities used cash of $3,533,184, with the entire amount expended on exploration and evaluation assets. Financing Activities provided cash of $2,965,395. Proceeds from issuance of share capital provided cash of $3,100,000, while share issue costs used cash of $122,399 and repayment of capital lease obligation used cash of $12,206. Effects of exchange rate changes on behalf of cash held in foreign currency used cash of $29,095.

Cash and cash equivalents as of December 31, 2010 totaled $1,636,175, consisting of cash of $1,596,175 and GIC investments of $40,000. This compares to cash and cash equivalents of $2,962,676 as of January 1, 2010, a decrease of $1,326,501.

Significant Accounting Policies

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011.

The Company financial statements for the year ended December 31, 2011 are the Company’s first IFRS consolidated annual financial statements to be presented in accordance with IFRS. Previously, the Company prepared its consolidated annual financial statements in accordance with Canadian GAAP.

Basis of preparation

The financial statements have been prepared on a historical cost basis. In addition, the financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The financial statements do not include all of the information required for full annual financial statements.

These financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for adoption on December 31, 2011, the Company’s first annual reporting date.

The preparation of these financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP. The accounting policies set out below have been applied consistently to all periods presented in these financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from GAAP to IFRS is explained in Note 16 to the Financial Statements.

Principles of consolidation

The financial statements include the accounts of the Company and its subsidiaries as follows:

	% of Ownership	Jurisdiction	Principal Activity
First Silver Reserve, S.A. de C.V.	100%	Mexico	Exploration Company
Recursos Escondidos, S.A. de C.V.	100%	Mexico	Exploration Company
Compania Minera Chuqui, S.A. de C.V.	100%	Mexico	Exploration Company
Animas Resources US Inc.	100%	USA	Holding Company

Inter-company balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Foreign currencies

The functional and presentation currency of the Company is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of the exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its wholly-owned subsidiaries in Mexico is the Mexican pesos and that the functional currency of its wholly-owned subsidiary in USA is the US dollar. Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the foreign currency translation reserve.

Exploration and evaluation

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation assets” into “Mine development”, all subsequent expenditures on the construction, installation or completion of infrastructure facilities is capitalized to “Mine development”. After production starts, all assets included in “Mine development” are transferred to “Producing mines”.

All capitalized exploration and evaluation assets are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration and evaluation assets are not expected to be recovered, they are written off to the statement of comprehensive loss. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost and are depreciated annually on a straight line basis over their estimated useful lives.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in net loss in the statement of comprehensive loss.

The Company compares the carrying value of PPE to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged to operations over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Financial instruments

The Company’s financial assets and financial liabilities are classified as follows:

•

Cash and cash equivalents are designated as “fair value through profit and loss” and are measured at fair value.

•

Accounts receivable are classified as “loans and receivables” and are measured at amortized cost.

•

Marketable securities are classified as “available-for-sale” and are measured at fair value.

•

Accounts payable and accrued liabilities and due to related parties are classified as “other financial liabilities” and are measured at amortized cost. At December 31, 2011 the recorded amounts approximate fair value.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statement of comprehensive loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Other financial liabilities - This category is recognized at amortized cost.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. Provided that the instruments are readily convertible at the period end date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents.

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of comprehensive loss for the period. For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the statement of comprehensive loss.

Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Share-based payments transaction

The share option plan allows the Company’s employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty. The following specific recognition criteria must also be met before revenue is recognized:

Interest income

Revenue is recognized as interest accrues (using the effective interest rate that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in the statement of comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Mexico is the Mexican pesos and that the functional currency of its wholly-owned subsidiary in USA is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

Estimates

•

the recoverability of amounts receivable and prepayments which are included in the consolidated statement of financial position;

•

the carrying value of the marketable securities and the recoverability of the carrying value which are included in the statement of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the inputs used in accounting for share purchase option expense in the consolidated statement of comprehensive loss;

•

the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the consolidated statement of financial position; and

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statement of financial position.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2011 reporting period. The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 7 (Amended 2010) Disclosures-Transfer of Financial Assets (effective July 1, 2011)

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 13, 2013)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair Value Measurement (effective January 2013)

•

IAS 1 (Amended 2011) Presentation of Financial Statements (effective July 1, 2012)

•

IAS 12 (Amended 2010) Income Tax – Limited Scope Amendment (Recovery of Underlying Assets) (effective January 1, 2012)

•

IAS 19 (Amended 2011) Employee Benefits (effective January 1, 2013)

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At December 31, 2011 and 2010, the Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has three written management agreements.  Refer to ITEM #6B “Written Management Agreements” for additional information.

The Company had no contractual property obligations as of December 31, 2011. Certain of the Company's property acquisition agreements do require the Company to make certain cash payments in order to maintain its property interests. If the Company does not wish to retain an interest in these claims, it is not required to make the payment. For fiscal 2012, the Company has property payment commitments of US$365,000 related to certain mineral claims which are part of the Santa Gertrudis property.

5.G.  Safe harbor.

No Disclosure Necessary

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

The following table lists, as of April 30, 2012, the Directors and Senior Management.

Table No. 3
Directors and Senior Management
Name	Age	Date First Elected or Appointed
John R. Wilson, President and CEO (1) (2)	68	July 26, 2007
Winnie Wong, Chief Financial Officer/Secretary (3)	37	July 5, 2007
Mark T. Brown, Director (4)	44	July 29, 2006
Donald E. Ranta, Director (4)	69	July 10, 2007
Hugh Miller, Director (4)	50	August 29, 2008

(1)

Mr. Wilson was first appointed as Vice-president, Exploration on July 26, 2007. He was appointed President and CEO September 1, 2011

(2)

He spends full time on the affairs of the Company.

(3)

She spends approximately a fourth of her time on the affairs of the Company.

(4)

Member of Audit Committee

John R. Wilson, President and CEO, is the former VP Exploration of the Company and was named President and CEO in August 2011. He has over thirty-five years of experience in all aspects of base and precious metals exploration, discovery, reserve definition and mine development.  During his career, he has been involved in significant discoveries in Brazil, Nevada and Peru.  He has also done detailed evaluations of numerous deposits and prospect types in varying geological terrains throughout the western U.S., Russia, Chile, Peru, Brazil, Mexico, Central America and Asia.  He has worked for Codelco Corporation, Fortress Minerals Company, Cyprus Minerals Company, Amoco Minerals Company, AMAX Mining Corporation and Essex International, and his levels of responsibility have ranged from initial prospect evaluation, design and management of regional exploration programs in various worldwide locations, deposit/resource modeling and development programs.  Mr. Wilson has a strong field orientation, excellent managerial skills and a proven record of discovery.  His successful track record includes: the initial field and resource evaluation of the Kubaka gold deposit in the Magadan region of the Russian Far East which Cyprus subsequently acquired and developed; the design, management and participation in the exploration program that led to the discovery of the Cerro Negro oxide copper deposit in the Cerro Verde district of southern Peru; the design and management of Cyprus' first reserve/engineering drilling program at the El Abra porphyry copper deposit in northern Chile; the design and supervision of the exploration drilling program that resulted in the reserve delineation in south-central Nevada; and participation in the Codelco exploration program in the Carajas region of Brazil which resulted in the discovery of the Boa Esperanza IOCG deposit.  Mr. Wilson is credited as the co-discoverer of the Boa Esperanza.  From 2005 to 2007, he was a full-time consultant for Codelco in Mexico and was named VP Exploration for the Company in August 2007.

Winnie Wong, Chief Financial Officer and Corporate Secretary of the Company, received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  She is currently Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  Prior to joining Pacific Opportunity Capital Ltd., Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies such as AQM Copper Inc. (since April 2007), Strategem Capital Corporation (since May 2005), Estrella Resources. (since October 2011), and Avrupa Minerals Ltd. (since January 2008).  From 2006 to July 2007, she was President/CEO of the Company.

Mark T. Brown, Director of the Company, received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia.  He has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He also is a former and current officer and director of other public companies. His current officer and directorships include: A Director of Almaden Minerals Ltd., a resource exploration company traded on the TSX and the NYSE Amex; a Director of Avrupa Minerals Ltd. (formerly Everclear Capital Ltd.), a resource exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; A Director of Estrella Gold, a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and Corporate Secretary of Galileo Petroleum, an oil and gas company traded on the TSX Venture Exchange; Chief Financial Officer and a Director of Pitchstone Exploration Ltd., a mineral exploration company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; and A Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange.

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

Hugh Miller, Director of the Company, is an Associate Professor in the Mining Engineering Department at the Colorado School of Mines, and has a long history of working with mining and exploration companies.  Before joining CSM in 2005, he spent 6 years teaching at the University of Arizona and was the Director of the San Xavier Mining Laboratory and Co-Director of the International Center for Mine Health, Safety, and Environment.  Prior to entering academia, Dr. Miller worked 13 years for several mining and engineering companies, including 5 years as Director of Operations for International Engineering Technology, Inc. Dr. Miller consults, teaches courses and conducts research in a variety of specialized areas, including project feasibility/valuation, mine design and operations and occupational health and safety. He has also served on the boards of several companies and professional organizations.  Mr. Miller was elected as Distinguished Member of the Society of Mining, Metallurgy and Exploration (SME) and is serving on the SME Board of Directors.  He regularly consults in the economic and technical evaluation of mining properties and mineral resources.  Dr. Miller received his undergraduate and graduate degrees from the Colorado School of Mines.

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

6.B.  Compensation

Director Compensation

The Company has no formal written program for compensating Directors for their service as directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2011, 200,000 stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2011, Fiscal 2010, and Fiscal 2009 for each Director.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2011 Ended December 31, 2011 was $469,210.  The following table details compensation paid/accrued for Fiscal 2011, 2010 and 2009 for the Senior Management and Directors.

Table No. 4

Senior Management/Directors

Summary Compensation Table

Name and principal position	Year	Salary	Share-based awards	Option- based awards(2)	All other Compensation	Total Compensation
John R. Wilson, President and CEO and former VP of Exploration	2011 2010 2009	$142,578(1) $100,211 167,471	N/A	$24,780 $70,831 $91,535	$12,419(4) $17,575(4) $12,128(4)	$179,777 $188,617 $271,134
Gregory E. McKelvey, former CEO	2011 2010 2009	$ 86,267(1) $163,194(5) $153,515	N/A	$24,929 $41,770 $115,927	$44,719(3)(4) $5,250(4) $7,093(4)	$155,915 $210,214 $276,535
Winnie Wong, Chief Financial Officer	2011 2010 2009	Nil Nil Nil	N/A	$10,387 $23,791 $70,160	Nil Nil Nil	$10,387 $23,791 $70,160
Pacific Opportunity Capital(6)	2011 2010 2009	$120,673 $148,490 $145,300	N/A	Nil Nil Nil	Nil Nil Nil	$120,673 $148,490 $145,300

1.

Mr. McKelvey received a monthly amount of US$11,000 per month as the CEO until his resignation on September 1, 2011 during Fiscal 2011 and 2010.  Mr. Wilson received a monthly amount of US$6,000 per month from January to August 2010 and US$12,000 per month during from September 2010.

2.

The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options.  The options granted to the named executive officers are vested as follows:  25% vested six months after the date of grant; 25% vested nine months after the date of grant and the remaining 50% vested twelve months after the date of grant.

3.

As part of the severance agreement, Mr. McKelvey was paid $42,539 which was equivalent to three months of management fees plus benefits.

4.

Health benefits.

5.

Mr. McKelvey received a US$25,000 bonus on April 13, 2010.

6.

Pacific Opportunity Capital Ltd., a private company controlled by Mark T. Brown and Winnie Wong is the Vice President, charged a total of $120,673, $148,490 and $145,300 for rent and accounting and management services of an accounting and administrative team of four people during 2011, 2010 and 2009, respectively.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2011, the most recently completed fiscal year; there were 4,100,000 stock options outstanding.  During Fiscal 2011, 200,000 options were granted to Senior Management, Directors and employees/consultants and 130,000 options expired unexercised. During Fiscal 2010, 655,000 stock options were granted to Senior Management, Directors, and employees/consultants, and 200,000 options were cancelled/expired.

25% of all stock options are vested after six months; 25% are then vested after nine months and the remaining 50% are vested after one year.

The following table sets forth the outstanding share-based awards and option-based awards held by the named Senior Management and Directors of the Company as of December 31, 2011, the end of the most recently completed financial year.

Table No. 5

Outstanding Share-Based Awards and Option-Based Awards Option-based Awards

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date
John R. Wilson Chief Executive Officer	200,000 100,000 50,000 50,000 50,000 200,000	$0.50 $1.40 $0.58 $1.16 $0.43 $0.24	07/12/2012 06/17/2013 06/09/2014 11/17/2014 09/15/2015 09/16/2016
Winnie Wong Chief Financial Officer	75,000 75,000 50,000 50,000	$0.50 $1.40 $0.58 $0.43	07/12/2012 06/17/2013 06/09/2014 09/15/2015
Gregory E. McKelvey Former Director (1)	300,000 125,000 75,000 125,000	$0.50 $1.40 $0.58 $0.43	07/12/2012 06/17/2013 06/09/2014 09/15/2015
Donald E. Ranta Director	100,000 50,000 50,000 75,000	$0.50 $1.40 $0.58 $0.43	07/12/2012 06/17/2013 06/09/2014 09/15/2015
Mark T. Brown Director	100,000 50,000 50,000 75,000	$0.50 $1.40 $0.58 $0.43	07/12/2012 06/17/2013 06/09/2014 09/15/2015
Hugh Miller Director	25,000 100,000 50,000 125,000	$0.50 $1.35 $0.58 $0.43	07/12/2012 09/05/2013 06/09/2014 09/15/2015

(1)

Gregory McKelvey resigned as a Director effective April 30, 2012 and was named to the Company's Advisory Board.

Stock Options

The Company may grant stock options to Directors, Senior Management, employees, and consultants. During Fiscal 2011, 200,000 stock options were granted, no stock options were exercised, and 130,000 stock options expired unexercised.  Refer to ITEM #6.E., "Share Ownership" and Table No. 4/5/6/7/8 for information about stock options.

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

Other Compensation

John Wilson is entitled to receive a reimbursement on a monthly basis for any supplemental health related expenses up to US$1,500 per person.  The Company has also established a management performance bonus plan (see “Performance Bonus Pool”) to issue certain common shares to the recipients of the plan including Gregory E. McKelvey and John R. Wilson if certain conditions are met.

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

The Company entered into a consulting agreement dated July 5, 2007 with John R. Wilson, Vice President of Exploration, pursuant to which the Company paid Mr. Wilson a monthly amount of US$10,000 in January 2008, increased to US$11,000 per month from February 2008 to April 2008, to US$14,500 per month from May 2008 to December 2008, to US$12,000 per month in 2009; to US$6,000 per month from January 2010 to August 2010; and then US$12,000 per month from September 2010. Effective May 1, 2012, Mr. Wilson will receive US$8,000 per month.

Bonus/Profit Sharing/Non-Cash Compensation

Except for the stock option program discussed in ITEM #6.E. and the Performance Bonus Pool discussed below, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Senior Management.

Performance Bonus Pool

Various “Performance Pool Agreements” were signed on July 13, 2007:

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

On July 13, 2007, the Bonus Pool Plan received TSX Venture Exchange approval.

On January 3, 2008, the Bonus Pool Plan was amended to include “inferred resources”.

On January 14, 2008, the Bonus Pool Plan amended for voluntary pooling of bonus pool shares: 25% of the Bonus Shares will be released immediately upon the date of issuance (the “Issue Date”); 25% of the Bonus Shares will be released four months following the Issue Date; a further 25% of the Bonus Shares will be released eight months following the Issue date; and all remaining Bonus Shares will be released twelve months following the Issue Date.  The Pooling Agreement will not apply in the case where the Bonus Shares are issued as a result of a takeover of the Company by an independent third party.  The TSX Venture Exchange will object to bonus pool shares issued in the case of Santa Gertrudis Property being sold at a substantial discount to the Company’s acquisition cost or for nominal value, and will also object if property is deemed to have little or no value and disposed for nominal value.

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

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2011, the Board of Directors held five regularly scheduled meeting.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholders.

The Company’s only standing committee is the Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted July 31, 2006.  The current members of the Audit Committee are: Mark T. Brown, Hugh Miller (independent), and Donald Ranta (independent).  The Audit Committee met once during Fiscal 2011.

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

6.C.5.  Code of Ethics

The Board has adopted “Corporate Governance and Policies” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2011 and Fiscal 2012-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of April 30, 2012, the Company had no employees and two members of Senior Management; All mineral exploration and administrative services are provided by consultants as needed.

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

Table No. 7a

Shareholdings of Directors and Senior Management

April 30, 2012

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Mark T. Brown (1)	3,316,462	5.53%
Common	John R. Wilson (2)	520,000	0.88%
Common	Winnie Wong (3)	272,500	0.46%
Common	Donald E. Ranta (4)	325,000	0.55%
Common	Hugh Miller (5)	300,000	0.50%
	TOTAL	4,733,962	7.72%
(1)	275,000	Represent currently exercisable stock options
	544,654	Represent currently exercisable share purchase warrants of which 125,000 are held directly and 419,654 are held by Pacific Opportunity Capital ("POC").
	2,496,808	are common shares: 365,000 are held directly; 2,005,808 are held by POC; and 126,000 are held by Spartacus Management Inc., a private company owned by Mark Brown.
(2)	500,000	Represent currently exercisable stock options.
(3)	250,000	Represent currently exercisable stock options.
(4)	275,000 20,000	Represent currently exercisable stock options. Represent currently exercisable share purchase warrants.
(5)	300,000	Represent currently exercisable stock options.
Based on 59,130,884 common shares outstanding as of April 30, 2012 and stock options and warrants held by each beneficial holder exercisable within sixty days.

Table No. 7b

Shareholdings of 5% Shareholders

April 30, 2012

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Ernesto Echavarria (1)	23,622,394	35.59%
Common	Mark T. Brown (2)	3,316,462	5.53%
	TOTAL 5% SHAREHOLDERS	26,938,856	40.09%

(1)	7,237,131	Represent currently exercisable stock purchase warrants.
(2)	275,000	Represent currently exercisable stock options
	544,654	Represent currently exercisable share purchase warrants of which 125,000 are held directly and 419,654 are held by Pacific Opportunity Capital ("POC").
	2,496,808	are common shares: 365,000 are held directly; 2,005,808 are held by POC; and 126,000 are held by Spartacus Management Inc., a private company owned by Mark Brown.

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

Under TSX Venture Exchange policies, “rolling” stock option plans like the Company’s must receive approval of the shareholders on a yearly basis.  At the Annual Meeting held on December 3, 2007, The Board of Directors of the Company adopted a rolling stock option plan that shareholders confirmed approval of the Plan.  The shareholders again confirmed approval of the Plan at the Annual Meetings held on June 9, 2010 and June 3, 2011.

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

Table No. 8

Stock Options Outstanding

April 30, 2012

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
Gregory E. McKelvey	300,000	$0.50	7/12/2007	7/12/2012
Gregory E. McKelvey Gregory E. McKelvey Gregory E. McKelvey	125,000 75,000 125,000	$1.40 $0.58 $0.43	6/17/2008 6/9/2009 9/15/2010	6/17/2013 6/9/2014 9/15/2015
John R. Wilson	200,000	$0.50	7/12/2007	7/12/2012
John R. Wilson John R. Wilson John R. Wilson John R. Wilson John R. Wilson	100,000 50,000 50,000 50,000 200,000	$1.40 $0.58 $1.16 $0.43 $0.24	6/17/2008 6/9/2009 11/17/2009 9/15/2010 9/16/2011	6/17/2013 6/9/2014 11/17/2014 9/15/2015 9/16/2016
Mark T. Brown	100,000	$0.50	7/12/2007	7/12/2012
Mark T. Brown Mark T. Brown Mark T. Brown	50,000 50,000 75,000	$1.40 $0.58 $0.43	6/17/2008 6/9/2009 9/15/2010	6/17/2013 6/9/2014 9/15/2015
Winnie Wong	75,000	$0.50	7/12/2007	7/12/2012
Winnie Wong Winnie Wong Winnie Wong	75,000 50,000 50,000	$1.40 $0.58 $0.43	6/17/2008 6/9/2009 9/15/2010	6/17/2013 6/9/2014 9/15/2015
Hugh Miller	25,000	$0.50	7/12/2007	7/12/2012
Hugh Miller Hugh Miller Hugh Miller	100,000 50,000 125,000	$1.35 $0.58 $0.43	9/5/2008 6/9/2009 9/15/2010	9/5/2013 6/9/2014 9/15/2015
Donald E. Ranta	100,000	$0.50	7/12/2007	7/12/2012
Donald E. Ranta Donald E. Ranta Donald E. Ranta	50,000 50,000 75,000	$1.40 $0.58 $0.43	6/17/2008 6/9/2009 9/15/2010	6/17/2013 6/9/2014 9/15/2015
Total Officers/Directors	2,375,000
Employees/Consultants/etc.	625,000	$0.50	7/12/2007	7/12/2012
Employees/Consultants/etc.	75,000	$1.60	1/15/2008	1/15/2013
Employees/Consultants/etc.	170,000	$1.40	6/17/2008	6/17/2013
Employees/Consultants/etc. Employees/Consultants/etc. Employees/Consultants/etc. Employees/Consultants/etc. Employees/Consultants/etc. Employees/Consultants/etc.	200,000 155,000 30,000 230,000 155,000 155,000	$1.35 $0.58 $0.66 $1.12 $1.17 $0.43	9/5/2008 6/9/2009 7/6/2009 9/11/2009 11/17/2009 9/15/2010	9/5/2013 6/9/2014 7/6/2014 9/11/2014 11/17/2014 9/15/2015
TOTAL	4,170,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

7.A.1.a.  Holdings By Major Shareholders

Refer to ITEM #6.E, and Tables No. 4/5/6/7a/7b/8, for details regarding securities held by 5% Shareholders, Senior Management, Directors, and others.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings

7.A.1.c.  Different Voting Rights

No Disclosure Necessary

7.A.2.  Canadian Share Ownership

On February 29, 2012, the Company’s shareholders’ list showed 59,130,884 common shares outstanding with 51 registered shareholders, including depositories.  Of these registered shareholders, 8 are resident in Canada, 36 are resident in the USA, and 7 are located elsewhere.  The Canadian shareholders own 49,026,595 common shares (82.9%); the US shareholders own 3,301,138 common shares (5.6%), and the other shareholders own 6,803,151 common shares (11.5%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has over 1,850 beneficial owners of its common shares.

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

7.A.4.  Change of Control of Company Arrangements

Shareholder Rights Plan

General.  Shareholders of the Company at the June 17, 2008 Annual and Special Meeting approved a resolution approving the adoption by the Company of a shareholder rights plan (the “Rights Plan”).  The Rights Plan was confirmed by Shareholders at the June 3, 2011 Annual and Special Meeting. The Rights Plan is contained in an agreement (the “Rights Plan Agreement”) between the Company and Pacific Corporate Trust Company (the “Rights Agent”) dated June 17, 2011. The Rights Plan has been executed by the Company and approved by the Board of Directors.  Under the Rights Plan, share purchase rights (each, a “Right”), will be issued as of the close of business on the date the Plan is approved by the Board (June 17, 2011)(the “Effective Date”) to holders of common shares of the Company (each, a “Share”) at the rate of one Right for each Share outstanding.  Until the Separation Time (as defined below), the Rights will be attached to and are transferred only with the associated Shares.  As such no certificates representing Rights will be issued.

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

a.

Term. The Rights Plan will remain in effect until June 17, 2014.  Subject to shareholder approval by ordinary resolution, the Rights Plan may be renewed for successive periods of three years.

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

7.B.  Related Party Transactions

During Fiscal 2011 Ended December 31, 2011, the Company:

a.

Paid Pacific Opportunity Capital ("POC") $120,673 (2010 - $148,490; 2009 - $145,300), a private company controlled of which Mark Brown, a Director of the Company, is President and a director, for rent and management/accounting services. As of December 31, 2011, $16,047 (2010 - $25,536; 2009 - $8,663) was owed to POC.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions, or proposed transactions, in the most recent 3 fiscal years which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards ("IFRS).

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of DeVisser Gray LLP, Chartered Accountants are included herein immediately preceding the financial statements.

8.A.7.  Legal/Arbitration Proceedings

In October 2011, the Company announced that a Mexican citizen and his associates had blocked access to a large portion of the Company's 100% owned Santa Gertrudis Gold Property in Sonora, Mexico. At that time, the Company initiated legal action through the Mexican Courts. A criminal legal action against the involved Mexican individuals was filed late last year with the Ministerio Publico in Magdalena, Sonora. The Company has also had productive discussions with the Secretary of Economy and the Sonora State Attorney General's office. The Company anticipates being granted provisional restitution, including full access to the property, while the matter moves through the Mexican court system.

Except for the action disclosed above, the Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.

The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange in Toronto, Ontario, Canada, on December 14, 2006. The current stock symbol is “ANI”.  The ISIN numbers is CA0352651073.

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last nine calendar quarters, and the last five fiscal periods.

Table No. 9
TSX Venture Exchange
Common Shares Trading Activity
Sales - Canadian Dollars
Period Ended	High	Low	Closing
Monthly
4/30/2012	$0.14	$0.10	$0.11
3/31/2012	$0.17	$0.11	$0.12
2/29/2012	$0.18	$0.15	$0.16
1/31/2012	$0.20	$0.14	$0.19
12/31/2011	$0.21	$0.12	$0.16
11/30/2011	$0.24	$0.17	$0.18
Quarterly
3/31/2012	$0.20	$0.11	$0.12
12/31/2011	$0.24	$0.12	$0.16
9/30/2011	$0.35	$0.15	$0.18
6/30/2011	$0.31	$0.18	$0.20
3/31/2011	$0.42	$0.26	$0.30
12/31/2010	$0.54	$0.28	$0.28
9/30/2010	$0.48	$0.22	$0.41
6/30/2010	$0.48	$0.30	$0.33
3/31/2010	$0.80	$0.38	$0.42
Yearly
Fiscal 2011 Ended 12/31/2011	$0.42	$0.12	$0.16
Fiscal 2010 Ended 12/31/2010	$0.54	$0.22	$0.28
Fiscal 2009 Ended 12/31/2009	$1.25	$0.26	$0.67
Fiscal 2008 Ended 12/31/2008	$2.14	$0.26	$0.55
Five Months Ended 12/31/2007	$1.80	$0.63	$1.80

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

Table No. 10

Share Purchase Warrants Outstanding

April 30, 2012

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
November 4, 2010	2,428,570	2,438,570	$0.55	$0.55	November 4, 2012
November 4, 2010 (1)	286,248	286,248	$0.35	$0.35	November 4, 2012
June 17, 2011	2,537,500	2,537,500	$0.30	$0.30	June 17, 2013
June 17, 2011 (2)	105,000	105,000	$0.20	$0.20	June 17, 2013
October 26, 2013	6,000,000	6,000,000	$0.30	$0.30	October 26, 2013

(1)

These are Agent’s warrants where each Agent’s warrant entitles the holder to purchase up to 286,248 units until November 4, 2012, at a price of $0.35 per unit. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant, with each full warrant being exercisable into one common share at a price of $0.55 per share expiring November 4, 2012.

(2)

These are Agent’s warrants where each Agent’s warrant entitles the holder to purchase up to 105,000 units until June 17, 2013, at a price of $0.20 per unit. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant, with each full warrant exercisable into a common share at a price of $0.30 per share expiring June 17, 2013.

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

On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver, Recursos, Chuqui.  Together, these companies controlled the Santa Gertrudis Gold Property.  To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which were subject to an escrow agreement dated July 5, 2007. To acquire Chuqui, the Company paid $200,000 in cash and issued 3,750,000 common shares, 2,540,850 of which were subject to an escrow agreement dated July 5, 2007.

Under the Escrow Agreements above, the Seed and Property Acquisition Escrow Shares were to be released from escrow on a pro-rata basis on the following schedule.

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

As of April 30, 2012, all the shares under this agreement have been released from escrow.

Finder’s Fee Escrow Shares.  A finder’s fee of 379,000 common shares of the Company were paid to an arm’s length party for the acquisition of First Silver and Recursos; these shares were subject to an escrow agreement dated July 5, 2007.  Under the Escrow Agreement above, the Finder’s Fee Escrow Shares were to be released from escrow on a pro-rata basis on the following schedule:

Release Date	% Permitted for Release
July 5, 2007	49% (7/5/2007 released)
July 5, 2008	17% (7/5/2008 released)
July 5, 2009	17% (7/5/2009 released)
July 5, 2010	17% (7/5/2010 released)
TOTAL	100%

As of April 30, 2012, all the shares held under this agreement have been released from escrow.

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

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

       --- Not Applicable ---

10.B.  Memorandum and Articles of Association

Refer to discussion in Form-20-F Registration Statement and amendments for more information about the Company’s articles.

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

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2011. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2011, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f))  to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2011.

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

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

Changes in Internal Control over Financial Reporting

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

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

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by DeVisser Gray LLP, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of DeVisser Gray LLP for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2011 Ended 12/31/2011	Fiscal 2010 Ended 12/31/2010
Audit Fees	$ 24,000	$ 23,000
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$ 24,000	$ 23,000

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.

CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

ITEM 16G.

CORPORATE GOVERNANCE

ITEM 16H.

MINE SAFETY DISCLOSURE

 --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of DeVisser Gray, LLP, Chartered Accountants included herein immediately preceding the audited consolidated financial statements.

Audited Financial

Auditor's Report, dated April 25, 2012

Consolidated Statements of Financial Position at December 31, 2011, December 31, 2010 and January 1, 2010

Consolidated Statements of Comprehensive Loss for the periods ended December 31, 2011 and 2010.

Consolidated Statements of Cash Flows for the periods ended December 31, 2011 and 2010.

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

--- Refer to Exhibit No. 1 ---

3.

Voting Trust Agreements:  No Disclosure Necessary

4.

Material Contracts:

Assignment Agreement between the Company and Pilot Gold Inc. dated September 20, 2011.

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

No Disclosure Necessary

15.

Additional Exhibits:

Incorporated by reference to Form 20-F Registration Statement, as amended and Form 6-K’s

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Animas Resources Ltd.

We have audited the accompanying financial statements of Animas Resources Ltd. and its subsidiaries, which comprise the consolidated statements of financial position at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Animas Resources Ltd. and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and their cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

CHARTERED ACCOUNTANTS

Vancouver, BC

April 25, 2012

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Financial Position

(Presented in Canadian dollars)

	Notes	December 31 2011	December 31 2010 (Note 16)	January 1 2010 (Note 16)
Assets
Exploration and evaluation assets	6	$ 13,403,172	$ 12,018,882	$ 14,435,222
Property, plant and equipment	8	30,058	97,920	29,526
Total non-current assets		13,433,230	12,116,802	14,464,748

Marketable securities	7	64,500	-	-
Prepaid expenses		10,995	33,521	11,195
Accounts receivable		6,224	24,249	15,066
Cash and cash equivalents		1,266,436	1,636,175	2,962,676
Total current assets		1,348,155	1,693,945	2,988,937

Total assets		$ 14,781,385	$ 13,810,747	$ 17,453,685

Equity
Share capital	4	$ 22,783,387	$ 20,703,710	$ 17,904,975
Reserves		4,493,932	4,714,627	3,472,809
Deficit		(12,713,043)	(12,088,527)	(4,842,298)
Total shareholders’ equity		14,564,276	13,329,810	16,535,486

Liability
Long-term debt	9	-	-	262,350
Obligations under capital lease	10	-	47,025	-
Total non-current liabilities		-	47,025	262,350

Current Liability
Accounts payable and accrued liabilities		201,062	141,669	122,486
Due to related parties	11	16,047	25,536	8,663
Current portion of long-term debt	9	-	249,500	524,700
Current portion of obligations under capital lease	10	-	17,207	-
Total current liabilities		217,109	433,912	655,849

Total equity and liabilities		$ 14,781,385	$ 13,810,747	$ 17,453,685

Nature of operations and going concern (Note 1)

These consolidated financial statements were authorized for issue by the Board of Directors on April 25, 2012. They are signed on the Company's behalf by:

“Gregory E. McKelvey”	Director	“Mark T. Brown”	Director
Gregory E. McKelvey		Mark T. Brown

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Comprehensive Loss

For years ended December 31

(Presented in Canadian dollars)

	Notes	2011	2010 (Note 16)
Expenses
Bank charges and interest		$ 6,021	$ 8,795
Corporate development		73,718	69,985
Depreciation	8	27,736	8,044
Filing fees		13,014	11,008
Insurance		19,362	19,123
Management and consulting fees		18,034	22,415
Office		21,279	81,021
Professional fees		200,444	282,885
Rent		9,000	16,503
Shareholders’ communication		47,859	101,421
Share-based payments	4d	150,462	425,940
Transfer agent fees		16,553	15,349
Travel		4,927	17,841
Write-off of exploration and evaluation assets		26,566	6,070,412
Total expenses		(634,975)	(7,150,742)

Other items
Interest income		10,395	9,319
Foreign exchange gain/(loss)		64	(104,806)
Total other items		10,459	(95,487)

Net loss		(624,516)	(7,246,229)
Exchange differences on translation of foreign operations		(859,201)	(86,807)
Available for sale marketable securities		(34,500)	-

Comprehensive loss for the year		$ (1,518,217)	$ (7,333,036)

Loss per share – basic and diluted	5	$ (0.01)	$ (0.18)

Weighted average number of common shares outstanding		51,757,239	41,152,677

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Changes in Equity

For years ended December 31

(Presented in Canadian dollars)

				Reserves
Issued and outstanding	Notes	Number of Shares	Share Capital	Warrants	Equity- settled employee benefits	Agent’s warrants	Available for sale marketable securities	Foreign currency translation	Deficit	Total Shareholders’ Equity

Balance as at January 1, 2010	16	37,021,735	$17,904,975	$ 1,584,522	$1,888,287	$ -	$ -	$ -	$ (4,842,298)	$ 16,535,486

Shares issued
Private placements	4(b)(i)&(ii)	8,857,142	2,262,157	837,843	-	-	-	-	-	3,100,000
Property acquisitions	4(b)(iii)	346,819	199,419	-	-	-	-	-	-	199,419
Long-term debt payment	4(b)(iv)	922,847	524,400	-	-	-	-	-	-	524,400
Share issue costs	4(b)(i)&(ii)	-	(187,241)	-	-	64,842	-	-	-	(122,399)
Share-based payments	4(d)	-	-	-	425,940	-	-	-	-	425,940
Comprehensive loss for the year		-	-	-	-	-	-	(86,807)	(7,246,229)	(7,333,036)

Balance as at December 31, 2010	16	47,148,543	20,703,710	2,422,365	2,314,227	64,842	-	(86,807)	(12,088,527)	13,329,810
Shares issued:
Private placements	4(b)(vii)&(viii)	11,075,000	1,703,391	511,609	-	-	-	-	-	2,215,000
Property acquisitions	4(b)(v)	408,090	182,825	-	-	-	-	-	-	182,825
Long-term debt payment	4(b)(vi)	499,251	249,627	-	-	-	-	-	-	249,627
Share issue costs	4(b)(vii)&(viii)	-	(56,166)	-	-	10,935	-	-	-	(45,231)
Share-based payments	4(d)	-	-	-	150,462	-	-	-	-	150,462
Comprehensive loss for the year		-	-	-	-	-	(34,500)	(859,201)	(624,516)	(1,518,217)

Balance as at December 31, 2011		59,130,884	$22,783,387	$ 2,933,974	$2,464,689	$ 75,777	$ (34,500)	$ (946,008)	$ (12,713,043)	$ 14,564,276

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For years ended December 31

(Presented in Canadian dollars)

	2011	2010 (Note 16)
Cash provided by (used in)
Operating activities
Net loss	$ (624,516)	$ (7,246,229)
Adjustments to reconcile to net cash flows from operating activities:
Depreciation	27,736	8,044
Interest income accrued	-	(97)
Share-based payments	150,462	425,940
Foreign exchange loss/(gain) on long-term debt	126	(13,150)
Write-off of exploration and evaluation assets	26,566	6,070,412
	(419,626)	(755,080)
Changes in non-cash working capital items:
Accounts receivable	18,025	(9,086)
Prepaid expenses	22,526	(22,326)
Accounts payable and accrued liabilities	(62,727)	40,002
Due to related parties	(9,489)	16,873
	(451,291)	(729,617)

Investing activities
Exploration and evaluation assets	(2,366,052)	(3,533,184)
Cash proceeds from option agreement	347,130	-
	(2,018,922)	(3,533,184)

Financing activities
Proceeds from issuance of share capital	2,215,000	3,100,000
Share issue costs	(45,231)	(122,399)
Repayment of obligations under capital lease	(24,106)	(12,206)
	2,145,663	2,965,395

Effects of exchange rate changes on behalf of cash held in foreign currencies	(45,189)	(29,095)
Change in cash and cash equivalents	(369,739)	(1,326,501)
Cash and cash equivalents, beginning of year	1,636,175	2,962,676
Cash and cash equivalents, end of year	$ 1,266,436	$ 1,636,175

Cash and cash equivalents consist of:
Cash	$ 1,246,436	$ 1,596,175
GIC investments	20,000	40,000
	$ 1,266,436	$ 1,636,175

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Schedule of Exploration and Evaluation Assets

(Presented in Canadian dollars)

	Balance January 1 2010	Expenditures (write- off/ foreign exchange movement)	Balance December 31 2010	Expenditures (write- off/ foreign exchange movement)	Balance December 31 2011
Santa Gertrudis Property
Acquisition costs	$ 5,498,644	$ -	$ 5,498,644	$ -	$ 5,498,644
Annual mining taxes	514,761	198,534	713,295	271,205	984,500
Assaying	381,781	92,712	474,493	3,074	477,567
Camp and general	442,829	40,216	483,045	18,632	501,677
Drilling	1,476,546	235,997	1,712,543	-	1,712,543
Environmental costs	12,429	377	12,806	-	12,806
Field costs	17,789	4,975	22,764	400	23,164
Foreign value added tax credit	355,212	(147,760)	207,452	8,447	215,899
Geology	955,500	192,142	1,147,642	185,095	1,332,737
Geophysical	711,727	82,143	793,870	-	793,870
Metallurgical consulting	5,646	-	5,646	-	5,646
Net smelter royalty payments	150,000	-	150,000	-	150,000
Office and administrative	143,985	124,373	268,358	(95,326)	173,032
Option payments	1,992,958	734,801	2,727,759	1,617,263	4,345,022
Resources calculation	258,442	80,218	338,660	391	339,051
Surface access fees	221,224	119,945	341,169	104,474	445,643
Travel	446,656	97,955	544,611	69,436	614,047
Wages	1,415,860	466,750	1,882,610	299,853	2,182,463
Write-off of exploration and evaluation assets	-	(5,000,000)	(5,000,000)	-	(5,000,000)
Foreign exchange movement	(591,767)	(57,253)	(649,020)	(808,923)	(1,457,943)
	14,410,222	(2,733,875)	11,676,347	1,674,021	13,350,368
Ariel Copper Property
Acquisition costs	25,000	1,170	26,170	-	26,170
Annual mining taxes	-	769	769	3,112	3,881
Assaying	-	3,663	3,663	-	3,663
Camp and general	-	1,285	1,285	-	1,285
Office and administrative	-	3,772	3,772	-	3,772
Geology	-	7,588	7,588	-	7,588
Travel	-	1,577	1,577	-	1,577
Wages	-	2,567	2,567	-	2,567
Foreign exchange movement	-	(459)	(459)	(4,410)	(4,869)
	25,000	21,932	46,932	(1,298)	45,634

Desierto Property
Staking	-	-	-	7,849	7,849
Foreign exchange movement	-	-	-	(679)	(679)
	-	-	-	7,170	7.170

Subtotal	$ 14,435,222	$ (2,711,943)	$ 11,723,279	$ 1,679,893	$ 13,403,172

See accompanying notes to consolidated financial statements

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Schedule of Exploration and Evaluation Assets

(Presented in Canadian dollars)

	Balance January 1 2010	Expenditures (write- off/ foreign exchange movement)	Balance December 31 2010	Expenditures (write- off/ foreign exchange movement)	Balance December 31 2011
Subtotal (balance forward)	$ 14,435,222	$ (2,711,943)	$ 11,723,279	$ 1,679,893	$ 13,403,172
Golden Arrow Property
Assaying	-	75,049	75,049	-	75,049
Bond coverage	-	16,414	16,414	(8,982)	7,432
Drilling	-	496,479	496,479	-	496,479
Environmental costs	-	2,063	2,063	148	2,211
Field costs	-	13,162	13,162	237	13,399
Geology	-	138,136	138,136	2,286	140,422
Geophysical	-	96,985	96,985	-	96,985
Office and administrative	-	240	240	-	240
Property payments	-	194,377	194,377	25,018	219,395
Resources calculation	-	4,606	4,606	-	4,606
Travel	-	9,206	9,206	(408)	8,798
Wages	-	23,695	23,695	8,198	31,893
Write-off of exploration and evaluation assets	-	(1,070,412)	(1,070,412)	(26,497)	(1,096,909)
	-	-	-	-	-
Kinsley Mountain Property
Assaying	-	-	-	3,170	3,170
Camp and general	-	673	673	-	673
Environmental costs	-	933	933	-	933
Field costs	-	326	326	-	326
Geology	-	81,081	81,081	14,597	95,678
Geophysical	-	6,000	6,000	-	6,000
Property payments	-	86,903	86,903	117,700	204,603
Soil geochemistry	-	79,925	79,925	248	80,173
Travel	-	16,712	16,712	1,365	18,077
Wages	-	23,050	23,050	13,516	36,566
Write-off of exploration and evaluation assets	-	-	-	(69)	(69)
Exploration and evaluation assets recovery from optionee	-	-	-	(446,130)	(446,130)
	-	295,603	295,603	(295,603)	-
Bacanuchi Property
Assaying	2,425	-	-	-	-
Geology	21,008	-	-	-	-
Geophysical	997	-	-	-	-
Mining property payments	11,410	-	-	-	-
Office and administrative	387	-	-	-	-
Option payments	210,673	-	-	-	-
Staking	26,351	-	-	-	-
Travel	3,824	-	-	-	-
Write-off of exploration and evaluation assets	(277,075)	-	-	-	-
	-	-	-	-	-
TOTAL	$ 14,435,222	$ (2,416,340)	$ 12,018,882	$ 1,384,290	$ 13,403,172

See accompanying notes to consolidated financial statements

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act and trades under the symbol “ANI” on the TSX Venture Exchange (the “Exchange”).  Its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company is primarily engaged in the acquisition and exploration of mineral properties and owns a significant portion of the Santa Gertrudis gold deposit in Mexico.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company has no source of operating revenues and its capacity to operate as a going concern in the near-term will likely depend on its ability to continue raising equity financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated statement of financial position.  The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

The current market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both curtail expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011.

These are the Company’s first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2011.  Previously, the Company prepared its consolidated annual financial statements in accordance with GAAP.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Basis of preparation

These financial statements have been prepared on a historical cost basis. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. These financial statements do not include all of the information required for full annual financial statements.

These financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for adoption on December 31, 2011, the Company’s first annual reporting date.

The preparation of these financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP.  The accounting policies set out below have been applied consistently to all periods presented in these financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (IFRS 1). The impact of the transition from GAAP to IFRS is explained in Note 16.

(c)

Principles of consolidation

The financial statements include the accounts of the Company and its subsidiaries as follows:

The Company’s subsidiaries are:

% of

Ownership

Jurisdiction

Principal Activity

First Silver Reserve, S.A. de C.V.,

100%

Mexico

Exploration Company

Recursos Escondidos, S.A. de C.V.,

100%

Mexico

Exploration Company

Compania Minera Chuqui, S.A. de C.V.,

100%

Mexico

Exploration Company

Animas Resources US Inc.

100%

USA

Holding Company

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Foreign currencies

The functional and presentation currency of the Company is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rates of the exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its wholly-owned subsidiaries in Mexico is the Mexican pesos and that the functional currency of its wholly-owned subsidiary in USA is the US dollar.  Exchange differences arising from the translation of the subsidiaries’ functional currencies into the Company’s presentation currency are taken directly to the foreign currency translation reserve.

(e)

Exploration and evaluation

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation assets” into “Mine development”, all subsequent expenditures on the construction, installation or completion of infrastructure facilities is capitalized to “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing mines”.

All capitalized exploration and evaluation assets are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration and evaluation assets are not expected to be recovered, they are written off to the statement of comprehensive loss.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost and are depreciated annually on a straight line basis over their estimated useful lives.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in net loss in the statement of comprehensive loss.

The Company compares the carrying value of PPE to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

(g)

Asset retirement obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged to operations over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Financial instruments

The Company’s financial assets and financial liabilities are classified as follows:

•

Cash and cash equivalents are designated as “fair value through profit and loss” and are measured at fair value.

•

Accounts receivable are classified as “loans and receivables” and are measured at amortized cost.

•

Marketable securities are classified as “available-for-sale” and are measured at fair value.

•

Accounts payable and accrued liabilities and due to related parties are classified as “other financial liabilities” and are measured at amortized cost. At December 31, 2011 the recorded amounts approximate fair value.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statement of comprehensive loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Financial instruments (Continued)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Other financial liabilities - This category is recognized at amortized cost.

(i)

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.  Provided that the instruments are readily convertible at the period end date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents.

(j)

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of comprehensive loss for the period.  For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in the statement of comprehensive loss.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)

Share Capital

Common shares are classified as equity.  Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(l)

Share-based payments transaction

The share option plan allows the Company’s employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(m)

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

(n)

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.  The following specific recognition criteria must also be met before revenue is recognized:

Interest income

Revenue is recognized as interest accrues (using the effective interest rate that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

(o)

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax.  Income tax is recognized in the statement of comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)

Income taxes (Continued)

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for:  goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(p)

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Mexico is the Mexican pesos and that the functional currency of its wholly-owned subsidiary in USA is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)

Significant accounting judgments and estimates (Continued)

Estimates

•

the recoverability of amounts receivable and prepayments which are included in the consolidated statement of financial position;

•

the carrying value of the marketable securities and the recoverability of the carrying value which are included in the statement of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the inputs used in accounting for share purchase option expense in the consolidated statement of comprehensive loss;

•

the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the consolidated statement of financial position; and

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statement of financial position.

(q)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2011 reporting period. The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 7 (Amended 2010) Disclosures-Transfer of Financial Assets (effective July 1, 2011)

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 13, 2013)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair Value Measurement (effective January 2013)

•

IAS 1 (Amended 2011) Presentation of Financial Statements (effective July 1, 2012)

•

IAS 12 (Amended 2010) Income Tax – Limited Scope Amendment (Recovery of Underlying Assets) (effective January 1, 2012)

•

IAS 19 (Amended 2011) Employee Benefits (effective January 1, 2013)

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

3.

GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in one business activity, mineral exploration.  The three key geographic segments are Canada, Mexico and United States. The Company has no discontinued operations.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	US	Total
As at December 31, 2011
Assets	$1,041,112	$13,740,273	$-	$14,781,385

As at December 31, 2010
Assets	$1,293,771	$12,144,935	$372,041	$13,810,747

For the year ending December 31, 2011
Net loss of the year	$(531,960)	$(38,255)	$(54,301)	$(624,516)
Capital (expenditures)/ recovery	$-	$(2,635,089)	$269,037	$(2,366,052)

For the year ending December 31, 2010
Net loss for the year	$(2,213,403)	$(3,962,414)	$(1,070,412)	$(7,246,229)
Capital (expenditures)	$-	$(2,167,169)	$(1,366,015)	$(3,533,184)

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

4.

SHARE CAPITAL

(a)

Authorized

The Company has authorized share capital of an unlimited number of common shares without par value.

(b)

Details of issuances of common shares

At December 31, 2011, there were 59,130,884 (2010 – 47,148,543) issued and fully paid common shares.

Fiscal 2010

(i)

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

(ii)

On November 4, 2010, the Company completed another non-brokered private placement for gross proceeds of $1,700,000 by issuing 4,857,142 units at $0.35 per unit (“Unit”).  Each Unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at an exercise price of $0.55. In addition, agent’s warrants, entitling the holder to purchase up to 286,248 Units for a period of 24 months from issue at $0.35 per Unit and cash finder’s fees of $100,187 were paid. All securities issued are subject to a four-month hold period expiring on March 4, 2011. Insiders invested $539,750 in this placement. Another $9,446 was included in share issue costs. Fair values of $453,290 and $64,842 were assigned to the warrants and agent’s warrants respectively based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.41%, an expected life of 2 years, annualized volatility of 107%, and a dividend rate of 0%.

(iii)

During the year ended December 31, 2010, a total of 346,819 common shares were issued for property acquisitions (Note 6).

(iv)

During the year ended December 31, 2010, 922,847 common shares were issued to Canada Gold Corporation (“Canada Gold”) as long-term debt repayment (Note 9).

Fiscal 2011

(v)

On January 24, 2011, the Company issued 244,071 common shares at $0.45 per share and on August 4, 2011, the Company issued another 164,019 common shares at $0.45 per share for property option payments (Note 6).

(v)

On January 31, 2011, the Company exercised its right to make the last payment of US$250,000 by issuing 499,251 common shares at $0.50 per share to Canada Gold as long-term debt repayment.  (Note 9).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

4.

SHARE CAPITAL (Continued)

(b)

Details of issuances of common shares (Continued)

Fiscal 2011 (Continued)

(vii)

On June 17, 2011, the Company completed a non-brokered private placement for gross proceeds of $1,015,000 by issuing 5,075,000 units at $0.20 per unit. Each unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at an exercise price of $0.30. In addition, agent’s warrants, entitling the holder to purchase up to 105,000 Units for a period of 24 months from the date of issuance at $0.20 per Unit and cash finder’s fees of $21,000 were paid. All securities issued are subject to a four-month hold period expiring October 17, 2011. Insiders invested $350,000 in this placement. Another $6,481 was included in share issue costs. Fair values of $172,492 and $10,935 were assigned to the warrants and agent’s warrants respectively based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.48%, an expected life of 2 years, annualized volatility of 90%, and a dividend rate of 0%.

(viii)

On October 26, 2011, the Company completed a non-brokered private placement for gross proceeds of $1,200,000 by issuing 6,000,000 units at $0.20 per unit. Each unit is comprised of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a period of 24 months at an exercise price of $0.30. All securities issued are subject to a four-month hold period expiring February 26, 2012. Another $17,750 was included in share issue costs. A fair value of $339,117 was assigned to the warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.08%, an expected life of 2 years, annualized volatility of 100%, and a dividend rate of 0%.

(c)

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

(d)

Share purchase option compensation plan

The Company established a 10% rolling stock option plan whereby the board of directors may from time to time grant options to individual eligible directors, officers, employees or consultants.  The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. The Board retains the discretion to impose vesting periods on any options granted.  All options granted to date vest as follows:  25% vest 6 months after date of grant, 25% vest 9 months after the date of grant, and the remaining 50% vest 12 months after the date of grant.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

4.

SHARE CAPITAL (Continued)

(d)

Share purchase option compensation plan (Continued)

The continuity of stock options for the year ended December 31, 2011 is as follows:

Expiry date	Exercise Price ($)	December 31, 2010	Granted	Exercised	Expired/ cancelled	December 31, 2011
December 14, 2011	0.20	130,000	-	-	(130,000)	-
July 12, 2012	0.50	1,425,000	-	-	-	1,425,000
January 15, 2013	1.60	75,000	-	-	-	75,000
June 17, 2013	1.40	570,000	-	-	-	570,000
September 5, 2013	1.35	300,000	-	-	-	300,000
June 9, 2014	0.58	480,000	-	-	-	480,000
July 6, 2014	0.66	30,000	-	-	-	30,000
September 11, 2014	1.12	230,000	-	-	-	230,000
November 17, 2014	1.16	205,000	-	-	-	205,000
September 15, 2015	0.43	655,000	-	-	-	655,000
September 19, 2016	0.24	-	200,000	-	-	200,000
Options outstanding and exercisable		4,100,000	200,000	-	(130,000)	4,170,000

Weighted average exercise price ($)		$ 0.77	0.24	-	0.20	$ 0.76

The weighted average remaining contractual life of options outstanding is 1.92 years.

The weighted average assumptions used to estimate the fair value of options for the years ended December 31, 2011 and 2010 were:

	2011	2010
Risk-free interest rate	1.42 – 2.25%	2.25 – 2.81%
Annualized volatility	111%	111-120%
Expected dividend yield	Nil	Nil
Expected option life in years	5 years	5 years

Based on these variables, share-based payments for the options vested during the year ended December 31, 2011 were $150,462 (2010 - $425,940).

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

4.

SHARE CAPITAL (Continued)

(e)

Warrants

Warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	December 31, 2010	Granted	Exercised	Expired/ cancelled	December 31, 2011
February 19, 2011	0.85	1,310,000	-	-	(1,310,000)	-
June 4, 2011	0.75	2,745,000	-	-	(2,745,000)	-
November 12, 2011	0.55	2,000,000	-	-	(2,000,000)	-
November 4, 2012	0.55	2,428,570	-	-	-	2,428,570
June 17, 2013	0.30	-	2,537,500	-	-	2,537,500
October 26, 2013	0.30	-	6,000,000	-	-	6,000,000
Warrants outstanding and exercisable		8,483,570	8,537,500	-	(6,055,000)	10,966,070
Weighted average exercise price ($)		0.66	0.30	-	0.71	0.36

The weighted average remaining contractual life of warrants outstanding is 1.52 years.

(f)

Agent’s Warrants

Agent’s warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	December 31, 2010	Granted	Exercised	Expired/ cancelled	December 31, 2011
November 4, 2012 (1)	0.35	286,248	-	-	-	286,248
June 17, 2013 (2)	0.20	-	105,000	-	-	105,000
Agent’s warrants outstanding and exercisable		286,248	105,000	-	-	391,248
Weighted average exercise price ($)		0.35	0.30	-	-	0.34

The weighted average remaining contractual life of agent warrants outstanding is 1.92 years.

(1)

Each Agent’s warrant entitles the holder to purchase up to 286,248 units until November 4, 2012, at a price of $0.35 per unit. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant at a price of $0.55 per share expiring November 4, 2012 (Note 4(b)(ii)). A fair value of $64,842 was assigned to the agent’s warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.41%, an expected life of 2 years, annualized volatility of 107%, and a dividend rate of 0%.

(2)

Each Agent’s warrant entitles the holder to purchase up to 105,000 units until June 17, 2013, at a price of $0.20 per unit. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant at a price of $0.30 per share expiring June 17, 2013 (Note 4(b)(vii)). A fair value $10,935 was assigned to the agent’s warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.48%, an expected life of 2 years, annualized volatility of 90%, and a dividend rate of 0%.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

5.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2011 was based on the loss attributable to common shareholders of $624,516 (2010 – $7,246,229) and a weighted average number of common shares outstanding of 51,757,239 (2010 – 41,152,677).

6.

EXPLORATION AND EVALUATION ASSETS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves.  A summary of current property interests is as follows:

Santa Gertrudis Property (Mexico)

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and other continuous claims under option as follows:

Lopez-Limon Option Agreement

The Company signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property. In April 2009, the Company amended the option agreement as follows:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000	Paid
December 1, 2008	150,000	Paid
June 1, 2009	30,000	Paid
December 1, 2009	30,000	Paid
June 1, 2010	190,000	Paid
December 1, 2010	250,000	Paid
June 1, 2011	600,000	Paid
December 1, 2011	700,000	Paid

Total	$ 2,150,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

6.

EXPLORATION AND EVALUATION ASSETS (Continued)

Santa Gertrudis Property (Mexico) (Continued)

Don Victor Option Agreement

On December 26, 2008, the Company and the optionor amended the original agreement signed on July 24, 2007 to purchase three mineral claims in the Santa Gertrudis Property. Under the terms of the amended agreement the following cash and share payments are required:

	Amount in cash or common shares at the discretion of the Company (US$)		Amount in common shares (US$)
At signing	$ 25,000	Cash paid	$ 20,000	Issued
July 24, 2008	25,000	Cash paid	25,000	Issued
January 24, 2009	65,000	Shares issued	-
July 24, 2009	77,500	Shares issued	-
January 24, 2010	90,000	Shares issued	-
July 24, 2010	100,000	Shares issued	-
January 24, 2011	110,000	Shares issued	-
July 24, 2011	127,500	Cash paid and 164,019 common shares issued	-
January 24, 2012	135,000	*	-
July 24, 2012	150,000		-

Total	$ 905,000		$ 45,000

* The Company and the optionor agreed to pay US$35,000 of the January 2012 payment on March 26, 2012, along with a US$20,000 extension fee and to postpone the 2012 payments by six months, to be paid in cash.

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
August 13,2007	$ 20,000	Paid
August 13, 2008	20,000	Paid
February 13, 2009	20,000	Paid
August 13, 2009	20,000	Paid
February 13, 2010	20,000	Paid
August 13, 2010	20,000	Paid
February 13, 2011	20,000	Paid
August 13, 2011	20,000	Paid
February 13, 2012	20,000	Paid subsequently
August 13, 2012	20,000
Final option payment	20,000

Total	$ 220,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

6.

EXPLORATION AND EVALUATION ASSETS (Continued)

Santa Gertrudis Property (Mexico) (Continued)

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

The Company wrote down $5,000,000 on the Santa Gertrudis Property during the year ended December 31, 2010.

Ariel Copper Property (Mexico)

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to an 80% interest in the Ariel porphyry copper concessions.  On May 28, 2010, the Company signed the final option agreement with the vendor. On December 16, 2010, the Company and the optionor amended the original agreement and deferred the December 18, 2010 payment to June 18, 2011 which was then further deferred until July 31, 2012.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

6.

EXPLORATION AND EVALUATION ASSETS (Continued)

Ariel Copper Property (Mexico) (Continued)

The terms of the option are as follows:

	Amount in Cash		Exploration expenditures completed
At signing	$ 25,000	Paid
June 18, 2011	50,000	**
December 18, 2011	50,000	**
December 18, 2012	50,000		$ 2,000,000	Earn 51%
December 18, 2013	50,000
December 18, 2014	50,000		1,500,000	Earn an additional 14% to 65%
Total	$ 275,000		$ 3,500,000

Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company can earn a further 15% interest for a total of 80%.

** The Company and optionor agreed to postpone the payments until July 31, 2012.

Desierto Property (Mexico)

In September 2011, the Company acquired the Desierto Project by way of staking. The Desierto property totals 27,757 hectares, located within the Sonora Gold Belt of western Sonora State, Mexico.

Golden Arrow Property (USA)

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

The terms of the option are as follows:

	Minimum exploration expenditures
By December 31, 2010	$ 1,000,000
By March 30, 2013	2,500,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	4,000,000	Earn an additional 9% to 60%
Total	$ 7,500,000

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

6.

EXPLORATION AND EVALUATION ASSETS (Continued)

Golden Arrow Property (USA) (Continued)

Once the Company has earned in 60%, the Company may earn a further 15% for a total of 75% by completing a pre-feasibility study, if Nevada Sunrise elects not to contribute.

On March 30, 2011, the Company terminated the mining option agreement for the Golden Arrow property and wrote down $1,070,412 during the year ended December 31, 2010.  The Company further wrote down $26,497 during the first and second quarters of 2011.

Kinsley Mountain Property (USA)

On April 7, 2010, the Company announced that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option the Kinsley Mountain Property in Nevada.  The Company signed the final option agreement on June 30, 2010.

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover, consisting of 141 unpatented lode mining claims for a total area of approximately 2,807 acres (1,136 hectares).

The terms of the option are as follows:

	Minimum exploration expenditures
By December 31, 2010	$ 200,000
By March 30, 2013	1,300,000	Earn 51%
Within 5 years from date of notice of intent to proceed with second option	3,000,000	Earn an additional 14% to 65%
Total	$ 4,500,000

Once the Company has earned in 65%, the Company may earn a further 10% for a total of 75% by completing a pre-feasibility study if Nevada Sunrise elects not to contribute.

On September 20, 2011, the Company signed an assignment agreement to sell its interest in the Kinsley Mountain gold property to Pilot Gold Inc. (“Pilot Gold”). Pilot Gold has agreed to acquire Animas’ interest in the option agreement for a cash payment of US$350,000, representing Animas’ expenditures to date on the project, and a total of 150,000 common shares of Pilot Gold to be issued to the Company over a three year period.  As of December 31, 2011, a cash payment of US$350,000 and 50,000 common shares of Pilot Gold were received.

The Company has no further obligation regarding the Kinsley Mountain property.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

6.

EXPLORATION AND EVALUATION ASSETS (Continued)

Bacanuchi Property

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration for issuing 400,000 common shares of the Company at a price of $0.50 per share. The Company also advanced $10,000 to the property owner for mining taxes.

In April 2009, the Company sold the Bacanuchi property for the reimbursement of the Company’s payments of 2009 property taxes, a future payment of US$1 million that would become payable upon completion of a feasibility study and a 5% Net Profits Interest in the property. The Company wrote off the residual balance of exploration and evaluation assets of $277,075.

7.

MARKETABLE SECURITIES

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available-for-sale and valued at fair value.

December 31, 2011			December 31, 2010
Cost	Unrealized gain/(loss)	Fair market value	Cost	Unrealized gain/(loss)	Fair market value
$ 99,000	$ (34,500)	$ 64,500	$ -	$ -	$ -

8.

PROPERTY, PLANT AND EQUIPMENT

	Vehicle	Vehicle under capital lease	Office equipment	Exploration equipment	Total
Cost
Balance as at January 1, 2010	$ 20,554	$ -	$ 7,935	$ 17,381	$ 45,870
Assets acquired	-	76,438	-	-	76,438
Balance as at December 31, 2010	20,554	76,438	7,935	17,381	122,308
Assets transferred	15,474	(15,474)	-	-	-
Assets disposed	-	(60,964)	-	-	(60,964)
Balance as at December 31, 2011	$ 36,028	$ -	$ 7,935	$ 17,381	$ 61,344
Accumulated depreciation
Balance as at January 1, 2010	$ 10,224	$ -	$ 3,195	$ 2,925	$ 16,344
Depreciation for the year	4,522	-	2,031	1,491	8,044
Balance as at December 31, 2010	14,746	-	5,226	4,416	24,388
Depreciation for the year	3,922	20,838	1,518	1,458	27,736
Depreciation of disposed assets	-	(20,838)	-	-	(20,838)
Balance as at December 31, 2011	$ 18,668	$ -	$ 6,744	$ 5,874	$ 31,286

Carrying amounts
At January 1, 2010	$ 10,330	$ -	$ 4,740	$ 14,456	$ 29,526
At December 31, 2010	$ 5,808	$ 76,438	$ 2,709	$ 12,965	$ 97,920
At December 31, 2011	$ 17,360	$ -	$ 1,191	$ 11,507	$ 30,058

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

9.

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

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which were subject to an escrow agreement. The Company also made three additional payments of US$500,000 to the vendor, Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Mineral Inc.), by issuing common shares on each of the first, second and third anniversary dates of the acquisition.

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

On January 31, 2011, the Company exercised its right to make the last payment of US$250,000 by issuing 499,251 common shares at $0.50 per share to Canada Gold.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

10.

OBLIGATIONS UNDER CAPITAL LEASE

	December 31, 2011	December 31, 2010
Obligations under capital lease	$ -	$ 64,232
Current portion of obligations under capital lease	-	(17,207)
	$ -	$ 47,025

In November 2011, one of the financed vehicles was transferred to a former officer of the Company as part of the severance arrangement with the former officer being responsible for future capital lease payments. Another financed vehicle was bought out by the Company in November 2011. The Company has no further obligation.  During the year ended December 31, 2011, $2,676 (2010, $2,405) in interest was paid in respect of the leases.

11.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence are as follows:

For the year ended December 31, 2011

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share-based payments $(a)	Total $
Gregory E. McKelvey Former Chief Executive Officer (c)	86,267	n/a	42,539 (b)	42,863	171,669
John R. Wilson (d) Chief Executive Officer	142,578	n/a	n/a	17,145	159,723
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	17,145	17,145
Pacific Opportunity Capital Ltd.(e)	120,673	n/a	n/a	Nil	120,673
Total	349,518	n/a	42,539	77,153	469,210

For the year ended December 31, 2010

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share-based payments $(a)	Total $
Gregory E. McKelvey Chief Executive Officer (c) (f)	163,194 (f)	n/a	n/a	27,157	190,351
John R. Wilson (d) VP Exploration	100,211	n/a	n/a	65,145	165,356
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	18,105	18,105
Pacific Opportunity Capital Ltd.(e)	148,490	n/a	n/a	Nil	148,490
Total	411,895	n/a	n/a	110,407	522,302

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

11.

RELATED PARTY TRANSACTIONS (Continued)

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

As part of his severance agreement, Gregory E. McKelvey was paid $42,539, which was equivalent to three months of management fees plus benefits.

(c)

Mr. McKelvey received a monthly amount of US$11,000 as management fees during fiscal 2010 and 2011 as the Chief Executive Officer.

(d)

Mr. Wilson received a monthly amount of US$6,000 as management fees. Effective October 1, 2010, the amount was increased to US$12,000.

(e)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, charged for rent, accounting and management fees for an accounting and administrative team of four people during fiscal 2011 and 2010.

(f)

Mr. McKelvey received a U$25,000 bonus on April 13, 2010.

Due to related parties:

	Services for	As at December 31, 2011	As at December 31, 2010
Amounts due to:
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$16,047	$ 25,536

12.

INCOME TAXES

A reconciliation of the income tax provision computed at statutory rates compared to the reported income tax provision is as follows:

	2011	2010
Net loss for the year	$ (624,516)	$ (7,246,229)
Statutory tax rate	28.25%	28.25%
Expected income tax recovery	(176,426)	(2,047,060)
Net adjustment for current, deductible and non-deductible amounts	11,946)	1,832,240)
Impact of change in tax rate	18,922)	25,659)
Unrecognized benefit of non-capital losses	145,558)	189,161)
Total income tax recovery	$ -)	$ -)

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

12.

INCOME TAXES (Continued)

The significant components of the Company’s future income tax assets at December 31, 2011 and 2010 are as follows:

	2011	2010
Future income tax assets:
Non-capital loss carry-forwards	$ 772,750))	$ 635,000)
Share issue costs	30,582))	59,899)
Mineral properties	(133,792))	1,158)
	669,540))	696,057)

Valuation allowance	(669,540)	(699,057)
Future income tax assets	$ -	$ -

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2025 and 2031 as follows:

Year of Expiration	Non-Capital Loss

2025	$ 2,000
2026	266,000
2027	175,000
2028	640,000
2029	759,000
2030	698,000
2031	551,000
$ 3,091,000

The future income tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

13.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2011	2010
Non-cash information
Vehicles acquired under capital lease	$ -	$ 76,438
Accrual of obligation for exploration and evaluation assets	$ 142,276	$ 20,155
Shares issued for property acquisitions	$ 182,825	$ 199,419
Shares received as option proceeds	$ 99,000	$ -
Long-term debt payment	$ 249,626	$ 524,400

Other items
Interest received	$ 37,669	$ 9,222

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

14.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect a $1 million exploration program by $10,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $6,800.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

•

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

14.

FINANCIAL INSTRUMENTS (Continued)

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$1,266,436	$-	$-	$1,266,436
Marketable securities	64,500	-	-	64,500
	$1,330,936	$-	$-	$1,330,936

15.

MANAGEMENT OF CAPITAL RISK

The Company considers its capital to be its shareholders’ equity.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition and exploration of mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets, or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

There were no changes to the Company’s approach to capital management during the year and the Company is not subject to any externally imposed capital requirements.

16.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first annual financial statements prepared in accordance with IFRS.

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1). The first date at which IFRS was applied was January 1, 2010 (“Transition Date”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

16.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period.  Accordingly, the opening IFRS statement of financial position, 2010 comparatives and current period financial statements have been prepared using the same policies.  The previously presented 2010 GAAP financial information has been reconciled to the IFRS information as part of this transition note in accordance with the requirements of IFRS 1. Further, the policies applied have been done so on a full retrospective basis unless an alternative treatment is permitted or required by an IFRS 1 election or exception. These are discussed below.

Elections upon first-time adoption of IFRS

The IFRS 1 exemptions applied by the Company in the conversion from GAAP to IFRS are as follows:

(a)

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 (2008) Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company has elected to apply IFRS 3 (2008) to only those business combinations that occurred on or after the Transition Date and business combinations have not been restated.  As a result of this election, no adjustments were required to the Company’s statement of financial position as at the Transition Date.

(b)

Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

IFRS 2, similar to GAAP, requires the Company to measure share-based payments related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under GAAP.  In addition, under IFRS, forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, at the Transition Date, the Company would have recognized another $249,800 in the equity-settled employee benefit reserve in the statement of equity, with a decrease in deficit of $249,800. During the year ended December 31, 2010, the Company would have recorded $425,940 as share-based payments versus $587,182 share-based payments under GAAP.  As a result, a decrease of $161,242 was adjusted in the share-based payment expense in the statement of comprehensive loss and the same amount was adjusted in the equity-settled employee benefit reserve in the statement of equity.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

16.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Elections upon first-time adoption of IFRS (Continued)

(c)

IAS 27 – Consolidated and separate financial statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

Mandatory exceptions under IFRS

The IFRS 1 mandatory exception applied by the Company in the conversion from GAAP to IFRS is as follows:

(d)

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company’s IFRS estimates as at the Transition Date are consistent with its GAAP estimates as at that date.

Reconciliations of GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income for prior periods presented under GAAP to IFRSs as of the same date.  In addition, an explanation is required for any material adjustments to cash flows to the extent that they exist.  The analysis below and the tables following represent the reconciliations from GAAP to IFRS for the respective periods noted:

(e)

Reclassification within equity section

IFRS requires an entity to present for each component of equity, reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its $3,223,009 “Contributed surplus” account and concluded that, as at the Transition Date, the amount of $1,638,487 related to share-based payments and the amount of $1,584,522 related to the valuation of warrants.  As a result, the Company believes that a reclassification was necessary in the equity section among “Contributed surplus”, “Equity-settled employee benefit reserve” account and “Reserves for warrants” accounts.

As at December 31, 2010, the Company examined its $4,712,876 “Contributed surplus” account and concluded that $2,225,670 relates to “Equity-settled employee benefit reserve”, $2,422,364 relates to “Reserves for warrants”, and $64,842 relates to “Reserves for agent’s warrants”.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Presented in Canadian dollars)

16.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliations of GAAP to IFRS (Continued)

(f)

Cumulative translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the Transition Date, resulting in no change to the balance of the cumulative translation adjustment on January 1, 2010.

For the year ended December 31, 2010, the foreign exchange resulting from the foreign exchange translation amounted to a loss of $29,095, resulting in decreasing the current period’s loss in the statement of comprehensive loss and an equal amount being recorded in the “Foreign currency translation reserve” in the Statement of shareholder’s equity.

(g)

Functional currency and exchange translation

Under GAAP, the foreign operations were consolidated using the temporal method. Under IFRS, the Company first identified each entity’s functional currency and if the functional currency for the foreign operations is different from the parent company, for the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Canadian dollars using closing rates at the date of financial position. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized directly into equity and transferred to the foreign currency translation reserve. Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

As at January 1, 2010, the Company recognized a foreign exchange loss of $591,767 due to translating the non-current assets using the current rate method. The adjustment resulted in a decrease in the mineral properties and recorded an increase in the “Foreign currency translation reserve”.

As at December 31, 2010, the Company recognized a foreign exchange loss of $57,712 due to translating the non-current assets using the current rate method. The adjustment resulted in a decrease in the mineral properties and recorded an increase in the “Foreign currency translation reserve” in the Statement of shareholder’s equity.

(h)

Future income tax liability associated with the acquisitions of its Mexican subsidiaries

Under GAAP, the Company reported a notional liability for future income taxes assumed as a result of its acquisitions of its three Mexican subsidiaries by increasing the cost allocated to the mineral property interests acquired. Under IFRS, such notional liability is to be reversed. As a result, on December 31, 2010, the Company would reverse all future income tax liabilities previously recognized and decreased mineral properties by $2,100,000, and eliminated the future income tax liability of $1,726,000 and previously recorded foreign exchange effects of $374,000.

Animas Resources Ltd.

16. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of Assets, Liabilities and Equity

		As at January 1, 2010			As at December 31, 2010
	Notes	GAAP	Effect of Transition to IFRS	IFRS	GAAP	Effect of Transition to IFRS	IFRS
ASSETS
Non-current assets
Exploration and evaluation assets	16(g)(h)	$ 17,126,989	$ (2,691,767)	$ 14,435,222	$ 14,768,361	$ (2,749,479)	$ 12,018,882
Property, plant and equipment		29,526	-	29,526	97,920	-	97,920
Total non-current assets		17,156,515	(2,691,767)	14,464,748	14,866,281	(2,749,479)	12,116,802

Current assets
Prepaid expenses		11,195	-	11,195	33,521	-	33,521
Accounts receivable		15,066	-	15,066	24,249	-	24,249
Cash and cash equivalents		2,962,676	-	2,962,676	1,636,175	-	1,636,175
Total current assets		2,988,937	-	2,988,937	1,693,945	-	1,693,945

TOTAL ASSETS		$ 20,145,452	$ (2,691,767)	$ 17,453,685	$ 16,560,226	$ (2,749,479)	$ 13,810,747

EQUITY AND LIABILITIES
Capital and reserves
Share capital		$ 17,904,975	-	$ 17,904,975	$ 20,703,710	$ -	$ 20,703,710
Contributed surplus	16(e)	3,223,009	(3,223,009)	-	4,712,876	(4,712,876)	-
Reserve - Warrants	16(e)	-	1,584,522	1,584,522	-	2,422,365	2,422,365
Reserve - Equity-settled employee benefits	16(b)(e)	-	1,888,287	1,888,287	-	2,314,227	2,314,227
Reserve - Agents' warrants	16(e)	-	-	-	-	64,842	64,842
Reserve - Foreign currency transaction	16(f)(g)	-	-	-	-	(86,807)	(86,807)
Deficit	16(b)(f)(h)	(3,621,731)	(1,220,567)	(4,842,298)	(11,063,297)	(1,025,230)	(12,088,527)
Total equity		17,506,253	(970,767)	16,535,486	14,353,289	(1,023,479)	13,329,810

LIABILITIES
Non-current liabilities
Long-term debt		262,350	-	262,350	-	-	-
Obligations under capital lease		-	-	-	47,025	-	47,025
Future income tax liability	16(h)	1,721,000	(1,721,000)	-	1,726,000	(1,726,000)	-
Total non-current liabilities		1,983,350	(1,721,000)	262,350	1,773,025	(1,726,000)	47,025

Current liabilities
Accounts payable and accrued liabilities		122,486	-	122,486	141,669	-	141,669
Due to related parties		8,663	-	8,663	25,536	-	25,536
Current portion of long-term debt		524,700	-	524,700	249,500	-	249,500
Current portion of obligations under capital lease		-	-	-	17,207	-	17,207
Total current liabilities		655,849	-	655,849	433,912	-	433,912

TOTAL EQUITY AND LIABILITIES		$ 20,145,452	$ (2,691,767)	$ 17,453,685	$ 16,560,226	$ (2,749,479)	$ 13,810,747

Animas Resources Ltd.

16. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of Loss and Comprehensive Loss

For year ended December 31

		2010
	Notes	GAAP	Effect of Transition to IFRS	IFRS
Expenses
Bank charges and interest		$ 8,795	$ -	$ 8,795
Corporate development		69,985	-	69,985
Depreciation		8,044	-	8,044
Filing fees		11,008	-	11,008
Insurance		19,123	-	19,123
Management and consulting fees		22,415	-	22,415
Office		81,021	-	81,021
Professional fees		282,885	-	282,885
Rent		16,503	-	16,503
Shareholders' communication		101,421	-	101,421
Share-based payments	16(b)	587,182	(161,242)	425,940
Transfer agent fees		15,349	-	15,349
Travel		17,841		17,841
Write-off of exploration and evaluation assets		6,070,412		6,070,412
Total expenses		(7,311,984)	161,242	(7,150,742)

Other items
Interest income		(9,319)	-	(9,319)
Foreign exchange loss/(gain)	16(f)	133,901	(29,095)	104,806
Foreign exchange loss on future income tax liability		5,000	(5,000)	-
Total other items		(129,582)	34,095	(95,487)

Net loss		(7,441,566)	195,337	(7,246,229)
Exchange differences on translation of foreign operations	16(f)(g)	-	(86,807)	(86,807)
Comprehensive loss of the year		$ (7,441,566)	$ 108,530	$ (7,333,036)

Animas Resources Ltd.

16. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of Loss and Comprehensive Loss

For year ended December 31

		2010
	Notes	GAAP	Effect of Transition to IFRS	IFRS
Cash provided by (used in)
Operating activities
Net loss	16(b)(f)(h)	$ (7,441,566)	$ 195,337	$ (7,246,229)
Adjustments to reconcile to net cash flows from operating activities:
Depreciation		8,044	-	8,044
Interest income accrued		(97)	-	(97)
Share-based payments	16(b)	587,182	(161,242)	425,940
Foreign exchange gains on long-term debt		(13,150)	-	(13,150)
Foreign exchange loss on future income tax liability	16(h)	5,000	(5,000)	-
Write-off of exploration and evaluation assets		6,070,412	-	6,070,412
		(784,175)	29,095	(755,080)
Changes in non-cash working capital items:
Accounts receivable		(9,086)	-	(9,086)
Prepaid expenses		(22,326)	-	(22,326)
Accounts payable and accrued liabilities		40,002	-	40,002
Due to related parties		16,873	-	16,873
		(758,712)	29,095	(729,617)

Investing activity
Exploration and evaluation of assets		(3,533,184)	-	(3,533,184)

Financing activities
Proceeds from issuance of share capital		3,100,000	-	3,100,000
Share issue costs		(122,399)	-	(122,399)
Repayment of obligations under capital lease		(12,206)	-	(12,206)
		2,965,395	-	2,965,395
Effects of exchange rate changes on behalf of cash held in foreign currencies	16(f)	-	(29,095)	(29,095)

Increase in cash and cash equivalents		(1,326,501)	-	(1,326,501)
Cash and cash equivalents, beginning of the year		2,962,676	-	2,962,676

Cash and cash equivalents, end of the year		$ 1,636,175	$ -	$ 1,636,175

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources Ltd.; SEC File Number 0-53294

Registrant

Dated:  May 15, 2012

By  /s/ "John R. Wilson"

John R. Wilson

President and CEO