Form 20-F
period 2012-12-31
ANIMAS RESOURCES LTD
filed 2013-04-30
CIK 1423468

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended December 31, 2012

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Yes [ ]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [ ]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

Index to Exhibits on Page 63

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

There are no known proven reserves of minerals on Animas property.  Animas does not have any commercially producing mines or sites, nor is Animas in the process of developing any commercial mines or sites.  Animas has not reported any revenue from operations since incorporation.  As such, Animas is defined as an “exploration-stage company”.  The Company has signed an letter of intent with Dore King Min SA de CV (“DKM”), a private Mexican gold mining company, to establish a 50/50 arrangement where Animas will provide the Santa Gertrudis property and DKM will provide the necessary funding to resume production at the Santa Gertrudis Gold Project.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- Not Applicable ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2012, 2011 and 2010 ended December 31 were derived from the consolidated financial statements of the Company that were audited by DeVisser Gray LLP, independent Chartered Accountants, as indicated in their audit reports which are included elsewhere in this Annual Report.

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

The following table is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and Canadian/USA Generally Accepted Auditing Standards (GAAS), and is presented in Canadian dollars.

Table No. 1

Selected Financial Data

IFRS

	Fiscal 2012 Ended December 31, 2012	Fiscal 2011 Ended December 31, 2011	Fiscal 2010 Ended December 31, 2010

Sales Revenue	$0	$0	$0
Operating Loss	($489,685)	($624,516)	($7,246,229)
Total Comprehensive Profit (Loss)	$25,683	($1,518,217)	($7,333,036)
Basic/Diluted Profit (Loss) Earnings Per Share	$0.00	($0.01)	($0.18)
Dividends Per Share	$0	$0	$0
Weighted Avg. Shares	59,130,884	51,757,239	41,152,677
Period-End Shares O/S	59,130,884	59,130,884	47,148,543
Working Capital	$81,304	$1,131,046	$1,260,033
Mineral Properties	$14,519,189	$13,403,172	$12,018,882
Shareholder’s Equity	$14,615,148	$14,564,276	$13,329,810
Total Assets	$14,976,228	$14,781,385	$13,810,747

The Company adopted IFRS effective January 1, 2010. The selected financial data for the fiscal years ended December 31, 2009 and 2008 were prepared under Canadian GAAP and included a reconciliation note to US GAAP. Therefore, it is not comparable with the information for fiscal years ended December 31, 2012, 2011 and 2010.

Table No. 1a

Selected Financial Data

Canadian GAAP

	Fiscal 2009 Ended December 31, 2009	Fiscal 2008 Ended December 31, 2008

Sales Revenue	$0	$0
Operating Loss	($7,441,566)	($1,869,240)
Net Loss	($7,441,566)	($1,869,240)
Basic/Diluted Loss Per Share	(0.18)	($0.06)
Dividends Per Share	$0	$0
Weighted Avg. Shares	41,152,677	32,550,136
Period-End Shares	47,148,543	37,021,735
Working Capital	$1,260,033	$2,333,088
Mineral Properties	$14,768,361	$17,126,989
Shareholder’s Equity	$14,353,289	$17,506,253
Total Assets	$16,560,226	$20,145,452

US GAAP
Net Loss	($5,077,938)	($5,243,695)
Net Loss Per Share	($0.12)	($0.16)
Mineral Property Interests	$0	$0
Shareholders’ Equity	$1,310,928	$2,100,264
Total Assets	$1,791,865	$3,018,463

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

Table No. 2

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
March 2013	$1.03	$1.03	$1.02	$1.02
February 2013	1.01	1.03	1.00	1.03
January 2013	0.99	1.01	0.98	1.00
December 2012	0.99	1.00	0.98	1.00
November 2012	1.00	1.00	0.99	0.99
October 2012	0.99	1.00	0.98	1.00

Fiscal Year Ended 12/31/2012	$1.00	$1.04	$0.97	$1.00
Fiscal Year Ended 12/31/2011	0.99	1.06	0.94	1.02
Fiscal Year Ended 12/31/2010	1.03	1.07	1.00	1.00
Fiscal Year Ended 12/31/2009	1.14	1.29	1.03	1.05
Fiscal Year Ended 12/31/2008	1.07	1.30	0.97	1.22

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

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  During Animas' FY2012 Ended December 31, 2012, the Company’s operating loss was ($489,685).  The Company’s accumulated deficit at December 31, 2012 was ($13,202,728).  The Company’s cash position was $330,330 and the Company’s working capital position was $81,304.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price, and investors may lose their entire investment in the Company.

Animas Has No Revenues from Operations and No Ongoing Mining Operations of Any Kind. Animas May Never Reach the Development Stage.

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

As of April 29, 2013, Animas had 2,740,000 stock options outstanding, 105,000 agent’s warrants outstanding with another 52,500 warrants associated with these agent’s warrants and 8,537,500 share purchase warrants outstanding.  If all of the share purchase warrants, agent’s warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 59,130,884 (as of April 29, 2013) to 70,565,884.  This represents an increase of 19.3% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Animas Stockholders.

Because the success of Animas is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  As of April 29, 2013, there were 2,740,000 stock options outstanding, which, if exercised, would result in an additional 2,740,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Animas Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”).

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

The Shareholder Rights Plan May Discourage Certain Types of Take-over Bids and May Render More Difficult a Merger, Tender Offer, or Assumption of Control by the Holders of a Large Block of Securities of the Company or the Removal of Incumbent Management

The Company’s shareholder rights plan, as adopted by the Board of Directors and approved by the Shareholders at the Annual General Meeting held on June 3, 2011, may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire control of, Animas.  The shareholder rights plan could limit the price that investors might be willing to pay in the future for shares of our common shares.

Animas is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Animas business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Animas growth will depend, on the efforts of its Senior Management, particularly its President and CEO John R. Wilson; its Chief Financial Officer, Winnie Wong; and its Board of Directors that includes Mark T. Brown, Dr. Hugh Miller and David C. Beling.  Animas does not carry key-man insurance on any individuals.

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

The authorized capital of the Company consists of an unlimited number of common shares without par value.  As of December 31, 2012, the end of the latest completed fiscal year, there were 59,130,884 common shares issued and outstanding.

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

Fiscal Year / Period	Nature of Share Issuance	Number of Securities	Gross Amount
2012 Ended 12/31/2012	None	N/A	N/A
2011 Ended 12/31/2011	Property Acquisition	499,251	$ 249,627
	Property Options/NSR Payments/NSR	408,090	182,825
	Private Placements	11,075,000	2,215,000
2010 Ended 12/31/2010	Property Acquisition	922,847	$ 524,400
	Property Options/NSR Payments/NSR	346,819	199,419
	Private Placements	8,857,142	3,100,000

Capital Expenditures

Fiscal Year / Period	Capital Expenditures	Purpose
2012 Ended 12/31/2012	$ 924,796	Property Exploration
2011 Ended 12/31/2011	2,366,052	Property Exploration
2010 Ended 12/31/2010	3,533,184	Property Exploration

Plan Of Operations

Source of Funds for Fiscal 2013, Ending December 31st.  The Company’s primary source of funds since incorporation has been through the issuance of common shares.  At the end of Fiscal 2012, the Company had cash and cash equivalents of $330,330. In order to complete the proposed transaction with Dore King Min SA de CV as announced on February 25, 2013 and subsequently amended as of April 29, 2013, the Company has arranged the private placement of 12,000,000 common share units at a price of $0.05 per unit to raise gross proceeds of $600,000. Each unit will consist of one common share and one common share purchase warrant, with each warrant to be exercisable at a price of $0.10 for a three year period.  The placement is subject to the approval of the TSX Venture Exchange. Management believes that with the cash the Company currently has on hand, the planned private placement, the potential exercise of the share purchase options, finder’s warrants and share purchase warrants, as well as support from its major shareholders, the Company will be able to fund its anticipated expenditures and operating plans through early 2014.

Use of Funds for Fiscal 2013, Ending December 31st.  For Fiscal 2013, the Company estimates that it might expend approximately $450,000 on general/administrative expenses.  During Fiscal 2013, the Company anticipates that DKM will fund all work on Santa Gertrudis while the Company will fund a limited amount of exploration on the Desierto Property as well as continuing to investigate possible new property acquisitions. The exploration budget will be determined by the amount of cash on hand during the year.

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

In December 2009, the Company signed a letter of intent for an option to acquire up to an 80% interest in the Ariel porphyry copper concessions. The terms of the option are as follows:  $275,000 in cash payments and $3,500,000 in exploration expenditures through December 2014.  Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company can earn a further 15% interest for a total of 80%.  The Company entered the final option agreement with the vendor on May 26, 2010.  The Company and the vendor agreed to postpone certain 2011 payments until July 31, 2012. In November 2012, the Company cancelled its option agreement on the Ariel property and agreed to pay the vendor of Ariel US$25,000 in lieu of all other payments required by the agreement.

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

In September 2011, the Company announced that it had signed a letter of intent to sell its interest in the Kinsley Mountain gold project in Nevada to Pilot Gold Inc. The Company originally optioned the property from Nevada Sunrise, and the agreement allows Pilot Gold to acquire the Company's interest in exchange for a cash payment of US$350,000 and a total of 150,000 common shares of Pilot Gold to be issued over a three year period. As of December 31, 2012, a total of US$350,000 cash and 125,000 common shares had been received from Pilot Gold.

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

In October 2011, the Company announced that a Mexican citizen and his associates had blocked access to a portion of the Company's 100% owned Santa Gertrudis Property and had taken samples from the old gold leach pads on site from the former gold mining operations. The Company opposed this illegal action in the Mexican court system. In June 2012, the Sonora State Attorney General ordered that the Company be granted full access to all disputed properties. The case is free to move to the State court system where the Company is likely to win the case.

In February 2013, the Company agreed to a letter of intent with Dore King Min SA de CV (“DKM”), a private Mexican gold mining company, to establish a 50/50 arrangement to work towards restarting gold production at the Company’s Santa Gertrudis Gold Project. Under the letter of intent, the Company will contribute the mining claims along with its knowledge and exploration database and DKM will provide the funding, equipment and operational knowledge.

In April 2013, the Company announced it had arranged a private placement of common stock units to provide the funds necessary to complete the transaction with DRM. The placement intends to sell 12,000,000 common share units at a price of $0.05 per unit for gross proceeds of $600,000. Each until will consist of 1 common share and 1 common share purchase warrant. Each warrant will be exercisable into a common share at a price of $0.10 for a period of three years.

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

How Acquired

The Property consists of 52 concessions that are 100% owned by Animas.

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

Don Victor Option Agreement.  On July 14, 2007, the Company signed an option agreement to purchase three mineral claims in the Santa Gertrudis Property by making the following cash and share payments. The agreement was amended in January 2009 to allow Company to make payments in cash or shares or any combination:

	Amount in Cash or Common Shares at the Company’s Discretion (US$)		Amount (US$) in Common Shares
At signing	$25,000	Cash paid	$20,000 (issued)
July 24, 2008	$25,000	Cash paid	$25,000 (issued)
January 24,2009	$65,000	shares issued	-
July 24, 2009	$77,500	shares issued	-
January 24, 2010	$90,000	shares issued	-
July 24, 2010	$100,000	shares issued	-
January 24, 2011	$110,000	shares issued	-
July 24, 2011	$127,500	Cash paid and 164,019 common shares issued	-
January 24, 2012	$135,000	*	-
July 24, 2012	$150,000	*	-
TOTAL	$905,000		$45,000

*

The Company and the optionor agreed to pay US$35,000 of the January 2012's payment on March 26, 2012, along with US$20,000 extension fee and to postpone the 2012 payments to August 24, 2012 and February 24, 2013 respectively, to be paid in cash. In August 2012, the Company decided to let the option agreement lapse.

Albelais Varela Option Agreement.  On August 13, 2007 the Company signed an option agreement to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in Cash (US$)
August 13, 2007	$ 20,000	paid
August 13, 2008	20,000	paid
February 13, 2009	20,000	paid
August 13, 2009	20,000	paid
February 13, 2010	20,000	paid
August 13, 2010	20,000	paid
February 13, 2011	20,000	paid
August 13, 2011	20,000	paid
February 13, 2012	20,000	paid
August 13, 2012	20,000	paid
Final option payment	20,000	paid
TOTAL	$ 220,000

The Albelais Varela claims were transferred into the Company’s name effective October 12, 2012.

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

Joint Venture Letter of Intent

In February 2013, the Company announced it had signed a Letter of Intent with Dore King Min SA de CV (”DKM”), a private Mexican company. DKM is involved in gold mining in Mexico, and is led by a group of experienced miners and financiers from Mexico and abroad.

Under the terms of the Letter of Intent, the two companies will work towards permitting, development, construction, and restarting gold production at the project. The companies will establish a 50/50 arrangement whereby Animas will provide the Santa Gertrudis mining claims, along with its knowledge and exploration database. DKM will provide the necessary funding to resume production. The principal terms of the Letter of Intent are:

•

DKM, through a wholly-owned subsidiary, will enter into an exploration and exploitation agreement with Animas’ Mexican subsidiaries which own the Santa Gertrudis project, which will grant DKM full rights to explore and develop the project.

•

DKM will provide the funding, equipment and operational knowledge to begin gold mining and recovery at the Cristina and other gold deposits at Santa Gertrudis.

•

Upon obtaining commercial production, the Animas subsidiaries will become 50% shareholders of DKM’s Mexican subsidiary, which will continue to operate the project.

•

10% of the pre-tax cash flow from operations will be used for further exploration on site.

•

The remaining 90% of the pre-tax cash flow from operations will be split on a 50/50 basis between Animas and DKM.

•

Any molybdenum discovered on the project and any such occurrences are excluded from the letter of intent and remain 100% owned by Animas

Both parties are working towards converting the Letter of Intent to a formal agreement.

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

Open-pit mining was conducted between 1991 and 2000 in the north-central portion of the property. These pits are now water-filed, and there are also waste piles and several leach pads. Several of the buildings used by the prior operators have been refurbished and are utilized as an exploration camp. Power lines run approximately 20 kilometers from the exploration camp, and water is available from permitted water wells. Supplies are available from nearby towns, as is skilled mining labor, as the area is a historic mining district.

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

During 2011, a Mexican citizen and his associates blocked access to a portion of the property and took some samples from the old gold leach pads on site from the former gold mining operations. These pads are located on mineral concessions currently held in good standing by the Company. Animas commenced legal proceedings in Mexican courts against the illegal action and has made significant progress towards resolving the issue. A criminal legal action against the involved Mexican individuals was filed in late 2011 with the Ministero Publico in Magdalena, Sonora. The Company had very productive discussions with both the Sonora State Attorney General's office and the office of the Secretary of the Economy in order to negotiate an order to grant Company provisional restitution (full access) of the property while the matter moves through the Mexican court system.

During 2012, Only a relatively minor amount of physical work has been performed since the illegal blockage to the property in October 2011. However, the Company made extensive plans for future work on the project. Process Engineering L.L.C. of Tucson, Arizona has been advising the Company on a metallurgical test program to support the flow sheet contemplated for the project, and bids for this planned work have been received from three highly-respected, competent independent, metallurgical test labs (Kappes Cassidy and Associates, Metcon Research, and McClelland Laboratories). Discussions have also be held with Herbert E. Welhener of Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona, and IMC have agreed to provide preliminary resource modeling, mine planning, and preliminary economic scoping studies for Animas. Environmental and drilling permits have now been approved by SEMARNAT, and Major Drilling de Mexico SA de CV has been contacted regarding a minimum of 5,000 meters of diamond core drilling in the Cristina, Trinidad, and Silicoso areas of the Project.

In June 2012, the Sonora State Attorney General Lic. Carlos Navarro ordered the Ministerio Publico in Magdalena to grant the Company Provisional Restitution (full access) of all disputed lands within the Santa Gertrudis mining district. Immediately subsequent to the Provisional Restitucion, which re-instated Animas’s ownership of the properties, Animas began a program of historic heap leach pad sampling for the purpose of evaluating the economic viability of restarting gold production from the existing heap leach pads at Santa Gertrudis. The heaps were sampled by the Company’s personnel (108 - 15-20 kg samples) and analyzed by ALS Chemex in Vancouver. During this sampling program, it also was determined that the illegal miner had damaged the heap liner, and a complaint was filed with PROFEPA (Procuraduría Federal de Protección al Ambiente), the environmental enforcement agency in Mexico. Although this damage is not expected to affect future plans on the project, their work was done without a required environmental permit (or Animas permission) and resulted in at least one hole perforating the existing heap liner. The results from the assays of these samples will be released shortly.

In August 2012, Company President John Wilson, attended an official meeting with the entire ejido (communal land ownership) members and several unofficial meetings have also been held with selected ejido members. The local ejido controls surface access to the Cristina deposit, and the Company has a surface access agreement with the ejido for the existing heaps. Although there is a significant amount of ejido support for advancing the project, Animas has yet to finalize a new agreement with the ejido. As such, there is still work to do to repair the Company-ejido relationship since a part of ejido leadership was responsible for the illegal agreement with a third party individual. In addition, legal actions continue against several of the past ejido leaders in regard to their illegal agreement.

Current and Anticipated Work

The Company recently re-focused its efforts to take advantage of the high gold prices and continues to work on moving the project towards production. The work done recently reflects this effort and the Board of Directors was changed to add more practical mining experience to the Company while still retaining the former Board members as close technical advisors.

DKM has detailed operations knowledge of other producing gold mines in Mexico and the Santa Gertrudis Gold Project and will begin permitting as soon as possible. During that time, DKM, which will be the financier and operator of the project, will plan the mining operation and the construction of the gold recovery plant. The operation contemplated is an open pit mine, heap leaching and gold recovery using conventional and proven technologies and equipment. A feasibility study has not been completed and there is no certainty such an operation will be economically viable.

Cumulative expenditures

As of December 31, 2012 the Company had incurred total cumulative expenditures of $14,486,029 for acquisition and exploration on the Santa Gertrudis Gold Project including write-off of $5,000,000.

	December 31, 2012	December 31, 2011

Acquisition costs	$ 5,498,644	$ 5,498,644	(1)
Annual mining taxes	1,233,337	984,500
Assaying	483,255	477,567
Camp and general	523,083	501,677
Drilling	1,712,543	1,712,543
Environmental costs	12,806	12,806
Field costs	23,164	23,164
Foreign value added tax credit	158,485	215,899
Geology	1,425,796	1,332,737
Geophysical	793,870	793,870
Metallurgical consulting	5,646	5,646
Net Smelter Royalty payment	150,000	150,000
Office and administrative	204,458	173,032
Option payments	4,477,033	4,345,022
Resources calculation	339,051	339,051
Surface access fees	519,701	445,643
Travel	654,694	614,047
Wages	2,346,004	2,182,463
Write-off of exploration and evaluation assets	(5,000,000)	(5,000,000)
Foreign exchange movement	(1,075,541)	(1,457,943)
	$ 14,486,029	$ 13,350,368

This includes costs allocated on completion of the qualifying transaction in 2007 of $5,159,649, and expenses directly related to the transaction of $247,392. The Company also issued an additional 254,454 common shares valued at $91,603 to defer the acquisition costs of First Silver and Recursos (see “Cash Flows, Liquidity and Capital Resources” section).

Desierto Property

The Desierto Property is a gold exploration property located in western Sonora State, Mexico. The property totals approximately 27,000 hectares and was staked by the Company in September 2011 as a result of regional reconnaissance exploration conducted by the Company during 2011.

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

The Company intends to complete more detailed geological mapping, rock-chip/biogeochemical sampling, and gravity surveying.

Cumulative expenditures

As of December 31, 2012, the Company had incurred total cumulative expenditures of $33,160 for staking of the Desierto property.

	December 31, 2012	December 31, 2011
Staking	$ 33,693	$ 7,849
Foreign exchange movement	(533)	(679)
	$ 33,160	$ 7,170

Ariel Property

The Ariel Property is a copper exploration property formerly held by the Company located in the northern Mexican state of Sonora, approximately 44 kilometers east-southeast of Nacozari, Sonora, Mexico.

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

The terms of the option agreement were:

	Amount in Cash		Exploration Expenditures
At signing	$ 25,000	Paid
June 18, 2011	50,000	**
December 18, 2011	50,000	**
December 18, 2012	50,000		$ 2,000,000	Earn 51%
December 18, 2013	50,000
December 18, 2014	50,000		1,500,000	Earn an additional 14 to 65%

TOTAL	$ 275,000		$ 3,500,000

**  The Company and the optionor agreed to postpone the payments until July 31, 2012

Upon completion of a pre-feasibility study by an independent mutually acceptable qualified party, the Company could earn a further 15% for a total of 80% interest.

In November 2012, the Company terminated its option on the Ariel property and agreed to pay the vendor US$25,000 in lieu of all other payments required under the option agreement. Animas has no remaining interest in the property.

Cumulative expenditures

As of December 31, 2012, the Company wrote off its entire acquisition and exploration expenditures on the Ariel property totaling $78,835.

Kinsley Mountain Property

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover, consisting 141 unpatented lode mining claims for a total area of approximately 2,807 acres (1,136 hectares).

Figure 4.5

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

On September 20, 2011, the Company signed an assignment agreement to sell its interest in the Kinsley Mountain property to Pilot Gold Inc. ("Pilot Gold"). Pilot Gold has agreed to acquire Animas’ interest in the Option agreement for a cash payment of US$350,000, representing the Animas’ expenditures to date on the project, and a total of 150,000 common shares of Pilot Gold to be issued to the Company over a three year period. As of December 31, 2012, a cash payment of US$350,000 and 125,000 common shares of Pilot Gold were received. Under the assignment agreement, Pilot must issue an additional 25,000 common shares to Animas by September 20, 2013 in order to complete the payment for Animas’ interest.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for Fiscal 2012, 2011, and 2010 ended December 31st should be read in conjunction with the financial statements of the Company and the notes thereto.

The Company's financial statements are presented in Canadian dollars. The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.00 on December 31, 2012. Fiscal 2011 represented the Company's initial consolidated annual financial statements prepared under International Financial Reporting Standards ("IFRS"). Previously, the Company prepared its financial statements under Canadian GAAP with a reconciliation note to US GAAP. Results for fiscal 2010 were originally prepared under Canadian GAAP but have now been presented using IFRS.

Results of Operations

Fiscal 2012 Ended December 31, 2012 vs. Fiscal 2011 Ended December 31, 2011

During the year, the Company made extensive plans for future work to be performed on the Santa Gertrudis property, including metallurgical testing and diamond drilling on several areas. Exploration work on-site was limited by the illegal blockade of the property, which was lifted by order of the Sonora State Attorney General in June. The option on the Ariel Copper Property was dropped as the Company decided to focus its efforts on the possible resumption of gold production from Santa Gertrudis.

The comprehensive net income for the year was $25,683, or $0.00 per share, compared to a loss for the year ended December 31, 2011 of  ($1,518,217), or ($0.01) per share. The net income for the year was largely attributable to a very favorable exchange difference on translation of foreign operations.

Total expenses were $609,806 for the year ended December 31, 2012 compared to expenses of $634,975 for the year ended December 31, 2011. Large increases in expenses occurred in management and consulting fees, which rose to $75,520 from $18,034; Foreign exchange loss, which increases to $38,548 compared to a gain of $64 in the prior year; and write-off of exploration and evaluation assets, which increased to $78,835 from $26,566 due to the write-off the Ariel Copper Property. Large decreases in expenses occurred in share-based payments, which fell to $25,189 from $150,462 due to fewer options granted in the current year, and in transfer agent fees, which fell to $9,451 from $16,553 as no common shares were issued in fiscal 2012.

The Company also had other income of $111,572, consisting of $101,000 for the common shares received from Pilot Gold and a $10,572 gain on disposal of marketable securities. Interest income was $8,549 in fiscal 2012 compared to $10,395 in fiscal 2011 due to lower average cash balances during the year. Exchange differences on translation of foreign operations were a gain of $462,318 compared to a loss of $859,201 in fiscal 2011. The Company also had a gain on available for sale marketable securities of $53,050 compared to a loss of $34,500 in 2011.

Fiscal 2011 Ended December 31, 2011 vs. Fiscal 2010 Ended December 31, 2010

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

The Company's working capital position at December 31, 2012 was $81,304, including cash and cash equivalents of $330,330, marketable securities of $74,550, prepaid expenses of $26,790, and accounts receivable of $10,714. During fiscal 2012, the Company received a loan from Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, in the amount of $100,000. The loan is non-interest bearing and due on the date that lender requests for repayment. Subsequent to the year-end, Pacific Opportunity Capital Ltd. advanced an additional $150,000 loan to the Company.

The Company anticipates that it will require additional funding for its planned expenditures in 2013, and has announced that it has arranged the private placement of 12,000,000 common share units at a price of $0.05 per unit to raise gross proceeds of $600,000.

The Company has historically financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 3 fiscal years.

The Company issued no common shares in fiscal 2012 ended December 31, 2012.

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

Fiscal 2012 ended December 31, 2012

The Company's working capital position at December 31, 2012 was $81,304, including cash and cash equivalents of $330,330. During the year, Operating Activities used cash of ($340,783), including the net loss of ($489,685). Adjustments to reconcile to net cash flows from operating activities included depreciation of $15,403, share-based payments related to the vesting of stock options of $25,189, shares received as option proceeds of ($111,572), and write-off of exploration and evaluation assets due to the write-off of the Ariel Copper Property of $78,835. Changes in non-cash working capital items included increase in accounts receivable of ($4,490); increase in prepaid expenses of ($15,795); decrease in accounts payable and accrued liabilities of $43,139; and increase in due to related parties of $118,193.

Investing Activities used cash of ($770,224). Exploration and evaluation assets used cash of ($924,796), and proceeds from sale of marketable securities provided cash of $154,572. Financing Activities provided cash of $100,000, with the entire amount consisting of a loan from a related party. Effects of exchange rate changes on behalf of cash held in foreign currencies provided cash of $74,901.

Cash and cash equivalents as of December 31, 2012 was $330,330, consisting of cash of $310,330 and GIC Investments of $20,000. This compares to cash and cash equivalents as of December 31, 2011 of $1,246,436, which represents a decrease of ($936,106) during the year.

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

Investing Activities used cash of ($2,018,922), with $2,366,052 expended on exploration and evaluation assets which was partially offset by cash proceeds from option agreement of $347,130. Financing Activities provided cash of $2,145,663. Proceeds from issuance of share capital provided cash of $2,215,000, while share issue costs used cash of $45,231 and repayment of capital lease obligation used cash of $24,106. Effects of exchange rate changes on behalf of cash held in foreign currency used cash of $45,189.

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

Significant Accounting Policies

The Company’s consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRIC”).

Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The accounting policies set out in Note 3 have been applied consistently in all material respects.

Significant account judgments and estimates

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

•

the carrying value of the investment and the recoverability of the carrying value which are included in the consolidated statement of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the inputs used in accounting for share purchase option expense in the consolidated statement of comprehensive loss;

•

the provision for income taxes which is included in the consolidation statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position at December 31, 2012;

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

•

Accounts payable and accrued liabilities and due to related parties are classified as “other financial liabilities” and are measured at amortized cost. At December 31, 2012 the recorded amounts approximate fair value.

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2012 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 2013)

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

5.C.  Research and Development, Patents and Licenses, Trademarks, etc.

5.D.  Trend Information

No Disclosure Necessary.

5.E.  Off-Balance Sheet Arrangements

At December 31, 2012 and 2011, the Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has three written management agreements.  Refer to ITEM #6B “Written Management Agreements” for additional information.

5.G.  Safe harbor.

No Disclosure Necessary

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

The following table lists, as of April 29, 2013, the Directors and Senior Management.

Table No. 3
Directors and Senior Management
Name	Age	Date First Elected or Appointed
John R. Wilson, President, CEO and Director (1) (2)	69	July 26, 2007
Winnie Wong, Chief Financial Officer/Secretary (3)	38	July 5, 2007
Mark T. Brown, Director (4)	45	July 29, 2006
Hugh Miller, Director (4)	51	August 29, 2008
David Beling, Director (4)	71	June 5, 2012

(1)

Mr. Wilson was first appointed as Vice-president, Exploration on July 26, 2007. He was appointed President and CEO September 1, 2011. He was elected as a Director on June 5, 2012.

(2)

He spends approximately a third of his time on the affairs of the Company.

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

Winnie Wong, Chief Financial Officer and Corporate Secretary of the Company, received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  Since July 1, 2011, she has been  Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  From July 1 to December 31, 2010, Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses.  Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies such as Avrupa Minerals Ltd. (since January 2008), Aegean Metals Group Inc. (since August 2011), AQM Copper Inc. (since April 2007), Strategem Capital Corporation (since May 2005), and Estrella Gold Corporation (since October 2011). From 2006 to July 2007, she was President/CEO of the Company.

Mark T. Brown, Director of the Company, received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia.  He has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges.  He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; a Director of Avrupa Minerals Ltd., a resource exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; a Director of Estrella Gold Corporation, a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Galileo Petroleum, an oil and gas company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; and a Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange.

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

David C. Beling, P.E., Director of the Company, has 48 years of professional, management and executive experience in the global precious metal, base metal, and energy mineral sectors. Since 1981, he served as a senior executive and member of the Board of Directors of nine public mineral companies. He has been a management consultant with DC Beling & Associates, LLC since January 2011 and is currently President, CEO, CFO, Treasurer and Director of Bullfrog Gold Corp., a public gold exploration company traded on the OTCBB, and serves as a director of NioCorp Developments Ltd. (formerly Quantum Rare Earth Developments Corp.), a public niobium exploration company traded on the TSX Venture Exchange.

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

6.B.  Compensation

Director Compensation

The Company has no formal written program for compensating Directors for their service as directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  The Company’s directors also participate in the Company’s Stock Option Plan; during Fiscal 2012, 100,000 stock options were granted to Directors.   No Director received any compensation for his services as a Director, including committee participation and/or special assignments, other than detailed in the following table which details compensation paid/accrued for Fiscal 2012, 2011, and Fiscal 2010 for each Director.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2012 Ended December 31, 2012 was $294,059.  The following table details compensation paid/accrued for Fiscal 2012, 2011 and 2010 for the Senior Management and Directors.

Table No. 4 Senior Management/Directors Summary Compensation Table

Name and principal position	Year	Salary	Share-based awards	Option- based awards(1)	All other Compensation	Total Compensation
John R. Wilson, President and CEO and former VP of Exploration	2012 2011 2010	$112,784(2) $142,578 $100,211	N/A	$23,648 $17,145 $70,831	$8,486 $12,419(3) $17,575(3)	$144,918 $172,142 $188,617

Gregory E. McKelvey, former CEO	2011 2010	$ 86,267(4) $163,194(6)	N/A	$24,929 $41,770	$44,719(3)(5) $5,250(5)	$155,915 $210,214

Winnie Wong, Chief Financial Officer	2012 2011 2010	Nil Nil Nil	N/A	$Nil $17,145 $23,791	Nil Nil Nil	$Nil $17,145 $23,791

Pacific Opportunity Capital(7)	2012 2011 2010	$147,327 $120,673 $148,490	N/A	Nil Nil Nil	Nil Nil Nil	$147,327 $120,673 $148,490

1.

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

2.

Mr. Wilson received a monthly amount of US$6,000 per month from January to August 2010 and US$12,000 per month from September 2010 to April 2012. From May 2012, Mr. Wilson received a monthly amount of US$8,000.

3.

Health benefits.

4.      Mr. McKelvey received a monthly amount of US$11,000 per month as the CEO until his resignation on September 1, 2011 during Fiscal 2011 and 2010.

5.

As part of the severance agreement, Mr. McKelvey was paid $42,539 which was equivalent to three months of management fees plus benefits.

6.

Mr. McKelvey received a US$25,000 bonus on April 13, 2010.

7.

Pacific Opportunity Capital Ltd., a private company controlled by Mark T. Brown and Winnie Wong is the Vice President, charged a total of $147,327, $120,673 and $148,490 for rent and accounting and management services of an accounting and administrative team of four people during 2012, 2011 and 2010, respectively.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2012, the most recently completed fiscal year; there were 2,815,000 stock options outstanding.  During Fiscal 2012, 100,000 options were granted to Senior Management, Directors and employees/consultants and 1,455,000 options expired unexercised.

25% of all stock options are vested after six months; 25% are then vested after nine months and the remaining 50% are vested after one year.

The following table sets forth the outstanding share-based awards and option-based awards held by the named Senior Management and Directors of the Company as of December 31, 2012, the end of the most recently completed financial year.

Table No. 5 Outstanding Share-Based Awards and Option-Based Awards Option-based Awards

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date
John R. Wilson Chief Executive Officer	100,000 50,000 50,000 50,000 200,000	$1.40 $0.58 $1.16 $0.43 $0.24	06/17/2013 06/09/2014 11/17/2014 09/15/2015 09/19/2016

Winnie Wong Chief Financial Officer	75,000 50,000 50,000	$1.40 $0.58 $0.43	06/17/2013 06/09/2014 09/15/2015

Mark T. Brown Director	50,000 50,000 75,000	$1.40 $0.58 $0.43	06/17/2013 06/09/2014 09/15/2015

Hugh Miller Director	100,000 50,000 125,000	$1.35 $0.58 $0.43	09/05/2013 06/09/2014 09/15/2015

David Beling Director	100,000	$0.10	11/08/2017

Stock Options

The Company may grant stock options to Directors, Senior Management, employees, and consultants. During Fiscal 2012, 100,000 stock options were granted, no stock options were exercised, and 1,455,000 stock options expired unexercised.  Refer to ITEM #6.E., "Share Ownership" and Table No. 4/5/6/7/8 for information about stock options.

Change of Control Remuneration

Other than described herein and in ITEM #6, “Written Management Agreements” below, the Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management in Fiscal 2012 to compensate such Senior Management in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

The Company entered into a consulting agreement dated July 5, 2007 with John R. Wilson, Vice President of Exploration, pursuant to which the Company paid Mr. Wilson a monthly amount of US$10,000 in January 2008, increased to US$11,000 per month from February 2008 to April 2008, to US$14,500 per month from May 2008 to December 2008, to US$12,000 per month in 2009; to US$6,000 per month from January 2010 to August 2010; and then US$12,000 per month from September 2010 to April 2012. Effective May 1, 2012, Mr. Wilson receives US$8,000 per month.

Bonus/Profit Sharing/Non-Cash Compensation

Except for the stock option program discussed in ITEM #6.E. and the Performance Bonus Pool discussed below, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Senior Management.

Performance Bonus Pool

Various “Performance Pool Agreements” were signed on July 13, 2007:

	July 12, 2007	Percent	Amended Jan. 14, 2008	Percent
Gregory E. McKelvey	500,000	25.0	450,000	22.5
John Wilson	300,000	15.0	400,000	20.0
John Reynolds	500,000	25.0	500,000	25.0
Jeff Phillips	450,000	22.5	400,000	20.0
Mark Isaacs	250,000	12.5	250,000	12.5
TOTAL	2,000,000		2,000,000

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.  No Disclosure Necessary

6.C.3.  Board Independence

The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that Hugh Miller and David C. Beling are independent.

6.C.4.  Board meetings and committees; annual meeting attendance

During Fiscal 2012, the Board of Directors held four regularly scheduled meeting.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholders.

The Company’s only standing committee is the Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted July 31, 2006.  The current members of the Audit Committee are: Mark T. Brown, Hugh Miller (independent), and David C. Beling (independent).  The Audit Committee met once during Fiscal 2012.

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

6.C.5.  Code of Ethics

The Board has adopted “Corporate Governance and Policies” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2012 and Fiscal 2013-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D.  Employees

As of April 29, 2013, the Company had no employees and two members of Senior Management; All mineral exploration and administrative services are provided by consultants as needed.

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

Table No. 7a Shareholdings of Directors and Senior Management April 29, 2013

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Mark T. Brown (1)	3,316,462	5.54%
Common	John R. Wilson (2)	470,000	0.78%
Common	Winnie Wong (3)	197,500	0.33%
Common	Hugh Miller (4)	275,000	0.46%
Common	David Beling (5)	100,000	0.16%
	TOTAL	4,358,962	7.16%
(1)	175,000	Represent currently exercisable stock options
	544,654	Represent currently exercisable share purchase warrants of which 125,000 are held directly and 419,654 are held by Pacific Opportunity Capital ("POC").
	2,596,808	are common shares: 365,000 are held directly; 2,105,808 are held by POC; and 126,000 are held by Spartacus Management Inc., a private company owned by Mark Brown.
(2)	450,000	Represent currently exercisable stock options.
(3)	175,000	Represent currently exercisable stock options.
(4)	275,000	Represent currently exercisable stock options.
(5)	100,000	Represent currently exercisable stock options.
Based on 59,130,884 common shares outstanding as of April 29, 2013 and stock options and warrants held by each beneficial holder exercisable within sixty days.

Table No. 7b Shareholdings of 5% Shareholders April 29, 2013

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Ernesto Echavarria (1)	25,629,644	37.96%
Common	Mark T. Brown (2)	3,316,462	5.54%
	TOTAL 5% SHAREHOLDERS	28,946,106	42.42%

(1)	8,384,381	Represent currently exercisable stock purchase warrants.
(2)	175,000	Represent currently exercisable stock options
	544,654	Represent currently exercisable share purchase warrants of which 125,000 are held directly and 419,654 are held by Pacific Opportunity Capital ("POC").
	2,596,808	are common shares: 365,000 are held directly; 2,105,808 are held by POC; and 126,000 are held by Spartacus Management Inc., a private company owned by Mark Brown.

Stock Options

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written Stock Option Plan (the “Plan”) on September 15, 2006.

Under TSX Venture Exchange policies, “rolling” stock option plans like the Company’s must receive approval of the shareholders on a yearly basis.  At the Annual Meeting held on December 3, 2007, The Board of Directors of the Company adopted a rolling stock option plan that shareholders confirmed approval of the Plan.  The shareholders again confirmed approval of the Plan at the Annual Meeting held on June 5, 2012.

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

The maximum number of shares that may be issued upon the exercise of stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of grant, the exercise price of which, as determined by the Board of Directors in its sole discretion, shall not be less than the closing price of the Company’s common shares traded through the facilities of the TSX Venture Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSX Venture Exchange or, if the shares are no longer listed for trading on the TSX Venture Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

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

Table No. 8 Stock Options Outstanding April 30, 2012

Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
John R. Wilson	100,000 50,000 50,000 50,000 200,000	$1.40 $0.58 $1.16 $0.43 $0.24	6/17/2008 6/9/2009 11/17/2009 9/15/2010 9/19/2011	6/17/2013 6/9/2014 11/17/2014 9/15/2015 9/19/2016

Mark T. Brown	50,000 50,000 75,000	$1.40 $0.58 $0.43	6/17/2008 6/9/2009 9/15/2010	6/17/2013 6/9/2014 9/15/2015

Winnie Wong	75,000 50,000 50,000	$1.40 $0.58 $0.43	6/17/2008 6/9/2009 9/15/2010	6/17/2013 6/9/2014 9/15/2015

Hugh Miller	100,000 50,000 125,000	$1.35 $0.58 $0.43	9/5/2008 6/9/2009 9/15/2010	9/5/2013 6/9/2014 9/15/2015

David C. Beling	100,000	$0.10	11/08/2012	11/08/2017
Total Officers/Directors	1,175,000

Employees/Consultants/etc.	320,000	$1.40	6/17/2008	6/17/2013
	200,000 275,000 30,000 230,000 155,000 355,000	$1.35 $0.58 $0.66 $1.12 $1.16 $0.43	9/5/2008 6/9/2009 7/6/2009 9/11/2009 11/17/2009 9/15/2010	9/5/2013 6/9/2014 7/6/2014 9/11/2014 11/17/2014 9/15/2015
Total Employees/Consultants/etc.	1,565,000
TOTAL	2,740,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

7.A.1.a.  Holdings By Major Shareholders

Refer to ITEM #6.E, and Tables No. 4/5/6/7a/7b/8, for details regarding securities held by 5% Shareholders, Senior Management, Directors, and others.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings

7.A.1.c.  Different Voting Rights

No Disclosure Necessary

7.A.2.  Share Ownership

On February 28, 2013, the Company’s shareholders’ list showed 59,130,884 common shares outstanding with 42 registered shareholders, including depositories.  Of these registered shareholders, 6 are resident in Canada, 30 are resident in the USA, and 6 are located elsewhere.  The Canadian shareholders own 55,965,166 common shares (94.6%); the US shareholders own 2,362,567 common shares (4.0%), and the other shareholders own 803,151 common shares (1.4%).

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

7.A.4.  Change of Control of Company Arrangements

Shareholder Rights Plan

General.  Shareholders of the Company at the June 17, 2008 Annual and Special Meeting approved a resolution approving the adoption by the Company of a shareholder rights plan (the “Rights Plan”).  The Rights Plan was confirmed by Shareholders at the June 3, 2011 Annual and Special Meeting. The Rights Plan is contained in an agreement (the “Rights Plan Agreement”) between the Company and Pacific Corporate Trust Company (the “Rights Agent”) dated June 17, 2011. The Rights Plan has been executed by the Company and approved by the Board of Directors.  Under the Rights Plan, share purchase rights (each, a “Right”), will be issued as of the close of business on the date the Plan is approved by the Board (June 17, 2011) (the “Effective Date”) to holders of common shares of the Company (each, a “Share”) at the rate of one Right for each Share outstanding.  Until the Separation Time (as defined below), the Rights will be attached to and are transferred only with the associated Shares.  As such no certificates representing Rights will be issued.

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

7.B.  Related Party Transactions

During Fiscal 2012 Ended December 31, 2012, the Company:

a.

Paid Pacific Opportunity Capital ("POC") $157,627 (2011 - $120,673; 2010 - $148,490), a private company controlled of which Mark Brown, a Director of the Company, is President and a director, for rent and management/accounting services. As of December 31, 2012, $111,035 (2011 - $16,047; 2010 - $25,536) was owed to POC. During the year ended December 31, 2012, POC also advanced a loan of $100,000 to the Company to be used for operating expenditures. The loan is non-interest bearing and due on the date that lender requests for repayment.

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

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of DeVisser Gray LLP, Chartered Accountants are included herein immediately preceding the financial statements.

8.A.7.  Legal/Arbitration Proceedings

In October 2011, the Company announced that a Mexican citizen and his associates had blocked access to a large portion of the Company's 100% owned Santa Gertrudis Gold Property in Sonora, Mexico. At that time, the Company initiated legal action through the Mexican Courts. A criminal legal action against the involved Mexican individuals was filed late last year with the Ministerio Publico in Magdalena, Sonora. The Company also commenced discussions with the Secretary of Economy and the Sonora State Attorney General's office. In June 2012, the Sonora State Attorney General ordered the Ministerio Publico in Magdalena to grant the Company Provisional Restitution (full access) of all disputed lands within the Santa Gertrudis mining district. The case moves to the State court system where the Company is likely to win the case.

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

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements.

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

Table No. 9
TSX Venture Exchange
Common Shares Trading Activity
Sales - Canadian Dollars
Period Ended	High	Low	Closing
Monthly
March 2013	$0.08	$0.05	$0.05
February 2013	0.08	0.06	0.08
January 2013	0.08	0.05	0.07
December 2012	0.08	0.05	0.08
November 2012	0.10	0.06	0.06
October 2012	0.10	0.07	0.10

Quarterly
Three Months Ended March 31, 2013	$0.08	$0.05	$0.05
Three Months Ended December 31, 2012	0.10	0.05	0.08
Three Months Ended September 30, 2012	0.12	0.07	0.09
Three Months Ended June 30, 2012	0.14	0.07	0.10
Three Months Ended March 31, 2012	0.20	0.11	0.12
Three Months Ended December 31, 2011	0.24	0.12	0.16
Three Months Ended September 30, 2011	0.35	0.15	0.18
Three Months Ended June 30, 2011	0.31	0.18	0.20
Three Months Ended March 31, 2011	0.42	0.26	0.30

Yearly
Fiscal 2012 Ended December 31, 2012	$0.20	$0.05	$0.08
Fiscal 2011 Ended December 31, 2011	0.42	0.12	0.16
Fiscal 2010 Ended December 31, 2010	0.54	0.22	0.28
Fiscal 2009 Ended December 31, 2009	1.25	0.26	0.67
Fiscal 2008 Ended December 31, 2008	2.14	0.26	0.55

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

Table No. 10 Share Purchase Warrants Outstanding April 29, 2013

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
June 17, 2011	2,537,500	2,537,500	$0.30	June 17, 2013
June 17, 2011 (1)	105,000	105,000	$0.20	June 17, 2013
October 26, 2013	6,000,000	6,000,000	$0.30	October 26, 2013

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

9.C.  Stock Exchanges Identified

The common shares currently trade on the TSX Venture Exchange (“TSX-V”) in Vancouver, British Columbia, Canada.

The TSX-V was created through the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.  The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the TSX Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.  TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Investment Industry Regulatory Organization of Canada ("IIROC"). IIROC is a not-for-profit, independent Canadian self-regulatory organization that, among other things, oversees trading in exchanges and marketplaces.

IIROC administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, IIROC monitors real-time trading operations and market-related activities of marketplaces and participants, and also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the TSX, the Toronto Futures Exchange and the IIROC.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as December 31, 2012. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2012, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2012.

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

ITEM 16B.  CODE OF ETHICS

The Board has adopted “Corporate Governance and Policies” addressing various codes of conducts.  The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During Fiscal 2012 and Fiscal 2013-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.  A copy of the “Corporate Governance and Policies” are available for viewing on the Company’s website at: http://www.animasresources.com/i/pdf/ANI_Corp_Gov_Policies_08Jun17.pdf.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2011 Ended 12/31/2012	Fiscal 2010 Ended 12/31/2011
Audit Fees	$ 22,000	$ 24,000
Audit-Related Fees	$nil	$nil
Tax Fees	$nil	$nil
All Other Fees	$nil	$nil
TOTAL	$ 22,000	$ 24,000

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.

CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

ITEM 16G.

CORPORATE GOVERNANCE

ITEM 16H.

MINE SAFETY DISCLOSURE

 --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has provided financial statements pursuant to ITEM #18.

ITEM 18.  FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of DeVisser Gray, LLP, Chartered Accountants included herein immediately preceding the audited consolidated financial statements.

Audited Financial

Auditor's Report, dated April 17, 2013

Consolidated Statements of Financial Position at December 31, 2012 and December 31, 2011

Consolidated Statements of Comprehensive Loss for the periods ended December 31, 2012 and 2011

Consolidated Statements of Cash Flows for the periods ended December 31, 2012 and 2011

Notes to Consolidated Financial Statements

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

No Disclosure Necessary

15.

Additional Exhibits:

Incorporated by reference to Form 20-F Registration Statement, as amended and Form 6-K’s

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Animas Resources Ltd.,

We have audited the accompanying consolidated financial statements of Animas Resources Ltd. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Animas Resources Ltd. and its subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company has limited working capital, no current sources of revenue and is dependent upon its ability to secure new sources of financing. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 17, 2013

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Financial Position

As of December 31

(Presented in Canadian dollars)

	Notes	2012	2011
Assets
Exploration and evaluation assets	7	$14,519,189	$13,403,172
Property, plant and equipment	9	14,655	30,058
Total non-current assets		14,533,844	13,433,230

Marketable securities	8	74,550	64,500
Prepaid expenses		26,790	10,995
Accounts receivable		10,714	6,224
Cash and cash equivalents		330,330	1,266,436
Total current assets		442,384	1,348,155

Total assets		$14,976,228	$14,781,385

Equity
Share capital	5	$22,783,387	$22,783,387
Reserves	5	5,034,489	4,493,932
Deficit		(13,202,728)	(12,713,043)
Total shareholders’ equity		14,615,148	14,564,276

Liability
Accounts payable and accrued liabilities		126,840	201,062
Due to related parties	10	134,240	16,047
Loan	10	100,000	-
Total current liabilities		361,080	217,109

Total equity and liabilities		$14,976,228	$14,781,385

Nature of operations and going concern (Note 1)
Subsequent events (Note 15)

These consolidated financial statements were authorized for issue by the Board of Directors on April 17, 2013. They are signed on the Company's behalf by:

“John R. Wilson”	Director	“Mark T. Brown”	Director
John R. Wilson		Mark T. Brown

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Comprehensive Loss

For years ended December 31

(Presented in Canadian dollars)

	Notes	2012	2011

Expenses
Professional fees		$213,768	$200,444
Management and consulting fees		75,520	18,034
Corporate development		60,026	73,718
Foreign exchange loss/(gain)		38,548	(64)
Shareholders’ communication		36,666	47,859
Share-based payments	5(d)	25,189	150,462
Depreciation	9	15,403	27,736
Office		15,080	21,279
Insurance		13,551	19,362
Filing fees		11,223	13,014
Transfer agent fees		9,451	16,553
Rent		9,000	9,000
Travel		5,828	4,927
Bank charges and interest		1,718	6,021
Write-off of exploration and evaluation assets		78,835	26,566
Total expenses		(609,806)	(634,911)

Other items:
Other income	7	111,572	-
Interest income		8,549	10,395
		120,121	10,395

Loss before tax		(489,685)	(624,516)
Income tax		-	-

Net loss		(489,685)	(624,516)
Exchange differences on translation of foreign operations		462,318	(859,201)
Available for sale marketable securities		53,050	(34,500)
Total Comprehensive income (loss) for the period		$25,683	$(1,518,217)

Loss per share – basic and diluted	6	$(0.01)	$(0.01)

Weighted average number of common shares outstanding		59,130,884	51,757,239

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Changes in Equity

For years ended December 31

Presented in Canadian dollars)

				Reserves
Issued and outstanding	Notes	Number of Shares	Share Capital	Warrants	Equity- settled employee benefits	Agent’s warrants	Available for sale marketable securities	Foreign currency translation	Deficit	Total Shareholders’ Equity

Balance as at January 1, 2011		47,148,543	$ 20,703,710	$ 2,422,365	$ 2,314,227	$ 64,842	$ -	$ (86,807)	$ (12,088,527)	$ 13,329,810
Shares issued:
Private placement	5(b)(iii)	11,075,000	1,703,391	511,609	-	-	-	-	-	2,215,000
Property acquisitions	5(b)(i)	408,090	182,825	-	-	-	-	-	-	182,825
Long-term debt payment	5(b)(ii)	499,251	249,627	-	-	-	-	-	-	249,627
Share issue costs	5(b)(iii)	-	(56,166)	-	-	10,935	-	-	-	(45,231)
Share-based payments	5(d)	-	-	-	150,462	-	-	-	-	150,462
Comprehensive loss for the year		-	-	-	-	-	(34,500)	(859,201)	(624,516)	(1,518,217)
Balance as at December 31, 2011		59,130,884	22,783,387	2,933,974	2,464,689	75,777	(34,500)	(946,008)	(12,713,043)	14,564,276
Share-based payments	5(d)	-	-	-	25,189	-	-	-	-	25,189
Comprehensive income for the year		-	-	-	-	-	53,050	462,318	(489,685)	25,683
Balance as at December 31, 2012		59,130,884	$ 22,783,387	$ 2,933,974	$ 2,489,878	$ 75,777	$ 18,550	$ (483,690)	$ (13,202,728)	$ 14,615,148

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For years ended December 31

(Presented in Canadian dollars)

	2012	2011

Cash provided by (used in)
Operating activities
Net loss	$(489,685)	$(624,516)
Adjustments to reconcile to net cash flows from operating activities:
Depreciation	15,403	27,736
Share-based payments	25,189	150,462
Shares received as option proceeds	(111,572)	-
Foreign exchange loss on long-term debt	-	126
Write-off of exploration and evaluation assets	78,835	26,566
	(481,830)	(419,626)
Changes in non-cash working capital items:
Accounts receivable	(4,490)	18,025
Prepaid expenses	(15,795)	22,526
Accounts payable and accrued liabilities	43,139	(62,727)
Due to related parties	118,193	(9,489)
	(340,783)	(451,291)

Investing activities
Exploration and evaluation assets	(924,796)	(2,366,052)
Proceeds from sale of marketable securities	154,572	-
Cash proceeds from option agreement	-	347,130
	(770,224)	(2,018,922)

Financing activities
Loan	100,000	-
Proceeds from issuance of share capital	-	2,215,000
Share issue costs	-	(45,231)
Repayment of capital lease obligation	-	(24,106)
	100,000	2,145,663

Effects of exchange rate changes on behalf of cash held in foreign currencies	74,901	(45,189)
Change in cash and cash equivalents	(936,106)	(369,739)
Cash and cash equivalents, beginning of the year	1,266,436	1,636,175
Cash and cash equivalents, end of the year	$330,330	$1,266,436

Cash and cash equivalents consist of:
Cash	$310,330	$1,246,436
GIC investments	20,000	20,000
	$330,330	$1,266,436

Supplemental disclosure with respect to cash flows (Note 12)

See accompanying notes to consolidated financial statements.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Schedule of Exploration and Evaluation Assets

(Presented in Canadian dollars)

	Balance January 1 2011	Expenditures (write- off/ foreign exchange movement)	Balance December 31 2011	Expenditures (write- off/ foreign exchange movement)	Balance, December 31 2012
Santa Gertrudis Property
Acquisition costs	$ 5,498,844	$ -	$ 5,498,844	$ -	$ 5,498,844
Annual mining taxes	713,295	271,205	984,500	248,837	1,233,337
Assaying	474,493	3,074	477,567	5,688	483,255
Camp and general	483,045	18,632	501,677	21,406	523,083
Drilling	1,712,543	-	1,712,543	-	1,712,543
Environmental costs	12,806	-	12,806	-	12,806
Field costs	22,764	400	23,164	-	23,164
Foreign value added tax credit	207,452	8,447	215,899	(57,414)	158,485
Geology	1,147,642	185,095	1,332,737	93,059	1,425,796
Geophysical	793,870	-	793,870	-	793,870
Metallurgical consulting	5,646	-	5,646	-	5,646
Net smelter royalty payments	150,000	-	150,000	-	150,000
Office and administrative	268,358	(95,326)	173,032	31,426	204,458
Option payments	2,727,759	1,617,263	4,345,022	132,011	4,477,033
Resources calculation	338,660	391	339,051	-	339,051
Surface access fees	341,169	104,474	445,643	74,058	519,701
Travel	544,611	69,436	614,047	40,647	654,694
Wages	1,882,610	299,853	2,182,463	163,541	2,346,004
Write-off of exploration and evaluation assets	(5,000,000)	-	(5,000,000)	-	(5,000,000)
Foreign exchange movement	(649,020)	(808,923)	(1,457,943)	382,402	(1,075,541)
	11,676,347	1,674,021	13,350,368	1,135,661	14,486,029
Ariel Copper Property
Acquisition costs	26,170	-	26,170	-	26,170
Annual mining taxes	769	3,112	3,881	3,417	7,298
Assaying	3,663	-	3,663	-	3,663
Camp and general	1,285	-	1,285	-	1,285
Office and administrative	3,772	-	3,772	-	3,772
Option payments	-	-	-	24,915	24,915
Geology	7,588	-	7,588	-	7,588
Travel	1,577	-	1,577	-	1,577
Wages	2,567	-	2,567	-	2,567
Write-off of exploration and evaluation assets	-	-	-	(78,835)	(78,835)
Foreign exchange movement	(459)	(4,410)	(4,869)	4,869	-
	46,932	(1,298)	45,634	(45,634)	-

Desierto Property
Staking	-	7,849	7,849	25,844	33,693
Foreign exchange movement	-	(679)	(679)	146	(533)
	-	7,170	7.170	25,990	33,160
Subtotal	$ 11,723,279	$ 1,679,893	$ 13,403,172	$ 1,116,017	$ 14,519,189

See accompanying notes to consolidated financial statements

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Schedule of Exploration and Evaluation Assets

(Presented in Canadian dollars)

	Balance January 1 2011	Expenditures (write- off/ foreign exchange movement)	Balance December 31 2011	Expenditures (write- off/ foreign exchange movement)	Balance, December 31 2012
Subtotal (balance forward)	$ 11,723,279	$ 1,679,893	$ 13,403,172	$ 1,116,017	$ 14,519,189
Golden Arrow Property
Assaying	75,049	-	75,049	-	-
Bond coverage	16,414	(8,982)	7,432	-	-
Drilling	496,479	-	496,479	-	-
Environmental costs	2,063	148	2,211	-	-
Field costs	13,162	237	13,399	-	-
Geology	138,136	2,286	140,422	-	-
Geophysical	96,985	-	96,985	-	-
Office and administrative	240	-	240	-	-
Property payments	194,377	25,018	219,395	-	-
Resources calculation	4,606	-	4,606	-	-
Travel	9,206	(408)	8,798	-	-
Wages	23,695	8,198	31,893	-	-
Write-off of exploration and evaluation assets	(1,070,412)	(26,497)	(1,096,909)	-	-
	-	-	-	-	-
Kinsley Mountain Property
Assaying	-	3,170	3,170	-	-
Camp and general	673	-	673	-	-
Environmental costs	933	-	933	-	-
Field costs	326	-	326	-	-
Geology	81,081	14,597	95,678	-	-
Geophysical	6,000	-	6,000	-	-
Property payments	86,903	117,700	204,603	-	-
Soil geochemistry	79,925	248	80,173	-	-
Travel	16,712	1,365	18,077	-	-
Wages	23,050	13,516	36,566	-	-
Write-off of exploration and evaluation assets	-	(69)	(69)	-	-
Exploration and evaluation assets recovery from optionee	-	(446,130)	(446,130)	-	-
	295,603	(295,603)	-	-	-
TOTAL	$ 12,018,882	$ 1,384,290	$ 13,403,172	$ 1,116,017	$ 14,519,189

See accompanying notes to consolidated financial statements

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

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

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.”

2.

BASIS OF PREPARATION

(a)

Statement of compliance

These consolidated financial statements have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRIC”).

(b)

Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The accounting policies set out in Note 3 have been applied consistently in all material respects.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

2.

BASIS OF PREPARATION (Continued)

(b)

Basis of preparation (Continued)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2012 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

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

(c)

Significant account judgments and estimates

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

•

the carrying value of the investment and the recoverability of the carrying value which are included in the consolidated statement of financial position;

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

2.

BASIS OF PREPARATION (Continued)

(c)

Significant account judgments and estimates (Continued)

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the inputs used in accounting for share purchase option expense in the consolidated statement of comprehensive loss;

•

the provision for income taxes which is included in the consolidation statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position at December 31, 2012;

•

the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the consolidated statement of financial position; and

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statement of financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

The financial statements include the accounts of the Company and its subsidiaries as follows:

The Company’s subsidiaries are:

	%of Ownership	Jurisdiction	Principal Activity
First Silver Reserve, S.A. de C.V.	100%	Mexico	Exploration Company
Recursos Escondidos, S.A. de C.V.	100%	Mexico	Exploration Company
Compania Minera Chuqui, S.A. de C.V.	100%	Mexico	Exploration Company
Animas Resources US Inc.	100%	USA	Holding Company

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

(b)

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

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

(d)

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Property, plant and equipment (Continued)

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

(e)

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

(f)

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

•

Accounts payable and accrued liabilities and due to related parties are classified as “other financial liabilities” and are measured at amortized cost. At December 31, 2012 the recorded amounts approximate fair value.

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Financial instruments (Continued)

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

(g)

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

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

(i)

Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(j)

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

(k)

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)

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

(m)

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

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

4.

GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in one business activity, mineral exploration.  The three key geographic segments are Canada, Mexico and United States. The Company has no discontinued operations.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	US	Total
As at December 31, 2012
Assets	$218,745	$14,757,483	$-	$14,976,228

As at December 31, 2011
Assets	$1,041,112	$13,740,273	$-	$14,781,385

For the year ended December 31, 2012
(Loss) for the year	$(258,242)	$(231,443)	$-	$(489,685)
Capital (expenditures)	$-	$(782,520)	$-	$(782,520)

For the year ended December 31, 2011
(Loss) for the year	$(531,960)	$(38,255)	$(54,301)	$(624,516)
Capital (expenditures)	$-	$(2,635,089)	$269,037	$(2,366,052)

5.

SHARE CAPITAL

(a)

Authorized

The Company has authorized share capital of an unlimited number of common shares without par value.

(b)

Details of issuances of common shares

At December 31, 2012, there were 59,130,884 (December 31, 2011 – 59,130,884) issued and fully paid common shares.

Fiscal 2011

(i)

On January 24, 2011, the Company issued 244,071 common shares at $0.45 per share and on August 4, 2011, the Company issued another 164,019 common shares at $0.45 per share for property option payments (Note 7).

(ii)

On January 31, 2011, the Company exercised its right to make the last payment of US$250,000 by issuing 499,251 common shares at $0.50 per share to Canada Gold as long-term debt repayment (Note 10).

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

5.

SHARE CAPITAL (Continued)

(b)

Details of issuances of common shares (Continued)

(iii)

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

(iv)

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

5.

SHARE CAPITAL (Continued)

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

The continuity of stock options for the year ended December 31, 2012 is as follows:

Expiry date	Exercise Price ($)	December 31, 2011	Granted	Exercised	Expired/ cancelled	December 31, 2012
July 12, 2012	0.50	1,425,000	-	-	(1,425,000)	-
January 15, 2013*	1.60	75,000	-	-	-	75,000
June 17, 2013	1.40	570,000	-	-	(25,000)	545,000
September 5, 2013	1.35	300,000	-	-	-	300,000
June 9, 2014	0.58	480,000	-	-	(5,000)	475,000
July 6, 2014	0.66	30,000	-	-	-	30,000
September 11, 2014	1.12	230,000	-	-	-	230,000
November 17, 2014	1.16	205,000	-	-	-	205,000
September 15, 2015	0.43	655,000	-	-	-	655,000
September 19, 2016	0.24	200,000		-	-	200,000
November 8, 2017	0.10	-	100,000	-	-	100,000
Options outstanding and exercisable		4,170,000	100,000	-	(1,455,000)	2,815,000

Weighted average exercise price ($)		$ 0.76	$ 0.10	-	$ 0.52	$ 0.86

*Subsequently, these options expired.

The weighted average remaining contractual life of options outstanding is 1.65 years.

The weighted average assumptions used to estimate the fair value of options for the period ended December 31, 2012 and 2011 were:

	2012	2011
Risk-free interest rate	1.28 - 1.42%	1.42 - 2.25%
Annualized volatility	108 - 111%	111%
Expected dividend yield	Nil	Nil
Expected option life in years	5 years	5 years

Based on these variables, share-based payments for the options vested during the year ended December 31, 2012 were $25,189 (2011 - $150,462).

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

5.

SHARE CAPITAL (Continued)

(e)

Warrants

Warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	December 31, 2011	Granted	Exercised	Expired/ cancelled	December 31, 2012
November 4, 2012	0.55	2,428,570	-	-	(2,428,570)	-
June 17, 2013	0.30	2,537,500	-	-	-	2,537,500
October 26, 2013	0.30	6,000,000	-	-	-	6,000,000
Warrants outstanding and exercisable		10,966,070	-	-	-	8,537,500
Weighted average exercise price ($)		$ 0.36	-	-	$ 0.55	$ 0.30

The weighted average remaining contractual life of warrants outstanding is 0.71 year.

(f)

Agent’s Warrants

Agent’s warrants outstanding and exercisable:

Expiry date	Exercise Price ($)	December 31, 2011	Granted	Exercised	Expired/ cancelled	December 31, 2012
November 4, 2012 (1)	0.35	286,248	-	-	(286,248)	-
June 17, 2013 (2)	0.20	105,000	-	-	-	105,000
Agent’s warrants outstanding and exercisable		391,248	-	-	-	105,000
Weighted average exercise price ($)		$ 0.31	-	-	$ 0.35	$ 0. 20

The weighted average remaining contractual life of agent warrants outstanding is 0.46 years.

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

(2)

Each Agent’s warrant entitles the holder to purchase up to 105,000 units until June 17, 2013, at a price of $0.20 per unit. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant at a price of $0.30 per share expiring June 17, 2013. A fair value $10,935 was assigned to the agent’s warrants based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.48%, an expected life of 2 years, annualized volatility of 90%, and a dividend rate of 0%.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

6.

LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for year ended December 31, 2012 was based on the loss attributable to common shareholders of $410,850 (2011 – $624,516) and a weighted average number of common shares outstanding of 59,130,884 (2011 – 51,757,239).

7.

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

The 10 mineral claims were transferred into the Company’s name effective January 31, 2012.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

7.

EXPLORATION AND EVALUATION ASSETS (Continued)

Santa Gertrudis Property (Mexico) (Continued)

Don Victor Option Agreement

On December 26, 2008, the Company and the optionor amended the original agreement signed on July 24, 2007 to purchase three mineral claims in the Santa Gertrudis Property. Under the terms of the amended agreement the following cash and share payments are required:

	Amount in cash or common shares at the discretion of the Company (US$)		Amount in common shares (US$)
At signing	$ 25,000	Cash paid	$ 20,000	Issued
July 24, 2008	25,000	Cash paid	25,000	Issued
January 24, 2009	65,000	Shares issued	-
July 24, 2009	77,500	Shares issued	-
January 24, 2010	90,000	Shares issued	-
July 24, 2010	100,000	Shares issued	-
January 24, 2011	110,000	Shares issued	-
July 24, 2011	127,500	Cash paid and 164,019 common shares issued	-
January 24, 2012	135,000	*	-
July 24, 2012	150,000	*	-

Total	$ 905,000		$ 45,000

* The Company and the optionor agreed to pay US$35,000 of the January 2012 payment on March 26, 2012, along with a US$20,000 extension fee and to postpone the 2012 payments to August 24, 2012 and February 24, 2013 respectively, to be paid in cash. In August 2012, the Company decided to let the option agreement lapse.

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement with an arm’s length party to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
August 13,2007	$ 20,000	Paid
August 13, 2008	20,000	Paid
February 13, 2009	20,000	Paid
August 13, 2009	20,000	Paid
February 13, 2010	20,000	Paid
August 13, 2010	20,000	Paid
February 13, 2011	20,000	Paid
August 13, 2011	20,000	Paid
February 13, 2012	20,000	Paid
August 13, 2012	20,000	Paid
Final option payment	20,000	Paid

Total	$ 220,000

The claims were transferred into the Company’s name effective October 12, 2012.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

7.

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

The Company wrote down $5,000,000 on the Santa Gertrudis Property during the year ended December 31, 2010.

Ariel Copper Property (Mexico)

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to an 80% interest in the Ariel porphyry copper concessions.  On May 28, 2010, the Company signed the final option agreement with the vendor. On December 16, 2010, the Company and the optionor amended the original agreement and postponed the option payments.

On November 6, 2012, the Company terminated the mining option agreement for Ariel Copper property and agreed to pay the vendor US$25,000 in lieu of all other payments required by the mining option agreement. The Company accrued US$25,000 on December 31, 2012 and wrote off $78,835 of its expenditures.

Desierto Property (Mexico)

In September 2011, the Company acquired the Desierto Project by way of staking. The Desierto property totals 27,757 hectares, located within the Sonora Gold Belt of western Sonora State, Mexico.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

7.

EXPLORATION AND EVALUATION ASSETS (Continued)

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

7.

EXPLORATION AND EVALUATION ASSETS (Continued)

Kinsley Mountain Property (USA) (Continued)

On September 20, 2011, the Company signed an assignment agreement to sell its interest in the Kinsley Mountain gold property to Pilot Gold Inc. (“Pilot Gold”). Pilot Gold has agreed to acquire Animas’ interest in the option agreement for a cash payment of US$350,000, representing Animas’ expenditures to date on the project, and a total of 150,000 common shares of Pilot Gold to be issued to the Company over a three year period as follows:

	Number of Common Shares
Upon signing of the agreement	50,000	Received
By September 20, 2012	25,000	Received
By September 20, 2013	25,000
Completing the 51% earn-in to Kingsley Mountain Property	50,000	Received
Total	150,000

During the year ended December 31, 2011, a cash payment of US$350,000 and 50,000 common shares of Pilot Gold were received. On May 9, 2012, Pilot Gold completed the earn-in and issued the Company another 50,000 common shares of Pilot Gold, and on September 20, 2012, Pilot Gold issued another 25,000 common shares. As a result, during the year ended December 31, 2012, the Company recorded $111,572 in other income which was made up of shares received as option proceeds of $101,000 and $10,572 gains on disposal of marketable securities. The Company has no further obligation regarding the Kinsley Mountain property.

8.

MARKETABLE SECURITIES

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available-for-sale and valued at fair value.

December 31, 2012			December 31, 2011
Cost	Unrealized gain/(loss)	Fair market value	Cost	Unrealized gain/(loss)	Fair market value
$ 56,000	$ 18,550	$ 74,550	$ 99,000	$ (34,500)	$ 64,500

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

9.

PROPERTY, PLANT AND EQUIPMENT

	Vehicle	Vehicle under capital lease	Office equipment	Exploration equipment	Total
Cost
Balance as at January 1, 2011	$20,554	$76,438	$7,935	$17,381	$122,308
Assets transferred	15,474	(15,474)	-	-	-
Assets disposed	-	(60,964)	-	-	(60,964)
Balance as at December 31, 2011	36,028	-	7,935	17,381	61,344
Balance as at December 31, 2012	$36,028	$-	$7,935	$17,381	$61,344

Accumulated depreciation
Balance as at January 1, 2011	$14,746	$-	$5,226	$4,416	$24,388
Depreciation for the year	3,922	20,838	1,518	1,458	27,736
Depreciation of disposed assets	-	(20,838)	-	-	(20,838)
Balance as at December 31, 2011	18,668	-	6,744	5,874	31,286
Depreciation for the year	12,810	-	1,191	1,402	15,403
Balance as at December 31, 2012	$31,478	$-	$7,935	$7,276	$46,689

Carrying amounts
As at January 1, 2011	$5,808	$76,438	$2,709	$12,965	$97,920
As at December 31, 2011	$17,360	$-	$1,191	$11,507	$30,058
As at December 31, 2012	$4,550	$-	$-	$10,105	$14,655

10.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence are as follows:

For the year ended December 31, 2012

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share-based payments $(a)	Total $
John R. Wilson (d) Chief Executive Officer	112,784	n/a	n/a	23,648	136,432
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(e)	157,627	n/a	n/a	Nil	157,627
Total	270,411	n/a	n/a	23,648	294,059

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

10.

RELATED PARTY TRANSACTIONS (Continued)

For the year ended December 31, 2011

	Short-term employee benefits $	Other long-term benefits $	Termination benefits $	Share-based payments $(a)	Total $
Gregory E. McKelvey Chief Executive Officer (c)	86,267	n/a	42,539 (b)	42,863	171,669
John R. Wilson (d) VP Exploration	142,578	n/a	n/a	17,145	159,723
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	17,145	17,145
Pacific Opportunity Capital Ltd.(e)	120,673	n/a	n/a	Nil	120,673
Total	349,518	n/a	n/a	77,153	469,210

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

As part of the severance agreement in September 2011, Gregory E. McKelvey was paid for $42,539 which was equivalent to three months of management fees plus benefits.

(c)

Mr. McKelvey was the Chief Executive Officer until August 31, 2011 and received a monthly amount of US$11,000 as management fees during 2011 as the Chief Executive Officer.

(d)

Mr. Wilson received a monthly amount of US$12,000 as management fees until April 2012. After May 2012, Mr. Wilson’s monthly management fee was reduced to US$8,000. Effective September 1, 2011, Mr. Wilson was the Chief Executive Officer.

(e)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, charged for rent, accounting, shareholders’ communication and management fees for an accounting and administrative team of four people during fiscal 2012 and 2011.

Due to related parties:	Services for	As at December 31, 2012	As at December 31, 2011

Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$111,035	$16,047
John Wilson	Management fees	23,205	Nil
Total		$134,240	$16,047

Loan:		As at December 31, 2012	As at December 31, 2011
Pacific Opportunity Capital Ltd.	Loan	$100,000(f)	Nil

(f)

In December 2012, Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, advanced a loan in the amount $100,000 to the Company to be used for operating expenditures. The loan is non-interest bearing and due on the date that lender requests for repayment. Subsequently, Pacific Opportunity Capital Ltd. advanced another $150,000 loan to the Company.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

11. INCOME TAX

A reconciliation of the income tax provision computed at statutory rates compared to the reported income tax provision is as follows:

	2012	2011
Net loss for the year	$ (489,685)	$ (624,517)
Statutory tax rate	27.50%	28.25%
Expected income tax recovery	(134,663)	(176,426)
Net adjustment for current, deductible and non-deductible amounts	21,879	11,946
Impact of change in tax rate	10,253	18,922
Unrecognized benefit of non-capital losses	102,531	145,558
Total income tax recovery	$ -	$ -

The significant components of the Company’s future income tax assets at December 31, 2012 and 2011 are as follows:

	2012	2011
Future income tax assets:
Non-capital loss carry-forwards	$ 860,750	$ 772,750
Share issue costs	20,613	30,582
Mineral properties	(197,177)	(133,792)
	684,186	669,540

Valuation allowance	(684,186)	(669,540)
Future income tax assets	$ -	$ -

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2025 and 2032 as follows:

Year of Expiration	Non-Capital Loss

2025	$ 2,000
2026	266,000
2027	175,000
2028	640,000
2029	759,000
2030	698,000
2031	551,000
2032	352,000
$ 3,443,000

The future income tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2012	2011
Non-cash information
Accrual of obligation for mineral properties	$-	$142,276
Shares issued for property acquisitions	$-	$182,825
Shares received as option proceeds	$101,000	$99,000
Long-term debt payment	$-	$249,626

Other items
Interest received	$8,549	$10,395

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

13.

FINANCIAL INSTRUMENTS (Continued)

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $1,300.

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

•

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$330,330	$-	$-	$330,330
Marketable securities	74,550	-	-	74,550
	$404,880	$-	$-	$404,880

14.

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

ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(Presented in Canadian dollars)

15.

Subsequent Events

(a)

On February 25, 2013, the Company announced a letter of intent was signed with Dore King Min SA de CV (“DKM”), a private Mexican gold mining company, which will work towards permitting, development, construction, and restarting gold production at the Santa Gertrudis Gold Project. The Letter of Intent was signed to establish a 50/50 arrangement whereby Animas will provide the mining claims at Santa Gertrudis along with its knowledge and exploration database, and DKM will provide the necessary funding to resume production at the Santa Gertrudis Gold Project.

(b)

On April 29, 2013, the Company amended the terms of the non-brokered private placement announced on April 4, 2013. The terms of the offering were amended to change the unit price from $0.06 to $0.05 per unit (the “Unit”). Each Unit will be comprised of one common share and a common share purchase warrant. Each full warrant will be exercisable into one common share at $0.10 per common share expiring 36 months from the date of closing of the private placement. The private placement of 12,000,000 Units at $0.05 per Unit is subject to the approval of the TSX Venture Exchange.  The funds will be used to complete the transaction with DKM and to cover working capital needs until early 2014.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources Ltd.; SEC File Number 0-53294

Registrant

Dated:  April 30, 2013

By  /s/  "Winnie Wong"

Winnie Wong

Chief Financial Officer

